Form 10-K, Exhibit 13
period 1994-07-01
SEAGATE TECHNOLOGY INC
filed 1994-08-04
CIK 354952

                                                                    EXHIBIT 13.1

                            SEAGATE TECHNOLOGY, INC.

                         ANNUAL REPORT TO SHAREHOLDERS

                            SELECTED FINANCIAL DATA

                                                             FISCAL YEAR ENDED
                                       --------------------------------------------------------------
                                        JULY 1,      JULY 2,      JUNE 30,     JUNE 30,     JUNE 30,
                                          1994         1993         1992         1991         1990
                                       ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales............................  $3,500,103   $3,043,604   $2,875,273   $2,676,980   $2,413,178
Gross profit.........................     704,282      672,928      487,637      484,491      466,181
Income from operations...............     310,957      269,027      106,046      111,285      179,324
Income before extraordinary gain.....     225,110      195,434       63,183       62,845      117,241
Net income...........................     225,110      195,434       63,183       67,458      117,241
Primary income per share before
  extraordinary gain.................        3.08         2.80          .92          .95         1.92
Primary net income per share.........        3.08         2.80          .92         1.02         1.92
Fully diluted income per share before
  extraordinary gain.................        2.83         2.71          .91          .94         1.90
Fully diluted net income per share...        2.83         2.71          .91         1.01         1.90
Total assets.........................   2,877,530    2,031,193    1,816,604    1,880,060    1,851,456
Long-term debt, less current
  portion............................     549,492      281,276      320,528      393,425      510,234
Shareholders' equity.................  $1,328,399   $1,045,241   $  862,068   $  766,340   $  675,298
Number of shares used in per share
  computations:
  Primary............................      73,064       69,821       68,860       66,140       61,199
  Fully diluted......................      85,012       76,265       69,805       66,584       68,062

                                                                   QUARTERLY/1994
                                                   ----------------------------------------------
                                                     1ST         2ND         3RD          4TH
                                                   --------    --------    --------    ----------
                                                     (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE
                                                                       DATA)
Net sales........................................  $773,878    $815,890    $909,270    $1,001,065
Gross profit.....................................   139,858     154,731     193,352       216,341
Income from operations...........................    48,485      60,176      94,097       108,199
Net income.......................................    36,068      42,742      67,046        79,254
Net income per share:
  Primary........................................       .51         .59         .91          1.07
  Fully diluted..................................       .50         .57         .80           .93
Price range per share:
  Low............................................    15 3/4      16 7/8          22            19
  High...........................................  $     21    $     25    $ 28 3/8    $   26 3/4

                                                                    QUARTERLY/1993
                                                     --------------------------------------------
                                                       1ST         2ND         3RD         4TH
                                                     --------    --------    --------    --------
                                                      (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE
                                                                        DATA)
Net sales.......................................     $742,642    $776,651    $754,134    $770,177
Gross profit....................................      182,057     184,361     164,020     142,490
Income from operations..........................       83,704      87,065      52,801      45,457
Net income......................................       59,630      63,272      39,018      33,514
Net income per share:
  Primary.......................................          .86         .91         .56         .48
  Fully diluted.................................          .83         .87         .55         .48
Price range per share:
  Low...........................................       12 1/2      12 1/4      14 5/8      13 1/2
  High..........................................     $ 15 7/8    $ 21 7/8    $ 21 1/2    $ 17 3/8

     The third quarter results include a $15,000 restructuring charge. The fourth quarter results include an increase to depreciation expense of approximately $15,000 for the effect of reducing the number of years over which certain equipment is depreciated.

STOCK AND DIVIDEND INFORMATION

     The Company's common stock trades on the Nasdaq National Market under the symbol "SGAT". The price range per share, reflected in the above tables, is the highest and lowest closing prices for the Company's stock as reported by Nasdaq during each quarter. The Company's present policy is to retain its earnings to finance future growth. The Company has never paid cash dividends and has no present intention to pay cash dividends.

     At July 1, 1994 there were approximately 5,195 shareholders of record.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the five-year summary of selected financial data and the Company's consolidated financial statements and the notes thereto. All references to years represent fiscal years unless otherwise noted.

     Business. The Company designs, manufactures and markets a broad line of rigid magnetic disc drives for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand.

     The Company sells its products to original equipment manufacturers for inclusion in their computer systems or subsystems, and to distributors, resellers and dealers.

     The Company has pursued a strategy of vertical integration and accordingly designs and manufactures rigid disc drive components including recording heads, discs, substrates, motors and custom integrated circuits. It also assembles certain of the key subassemblies for use in its products including printed circuit board and head stack assemblies.

     The Company is also investigating various opportunities to invest in software activities in which software might be sold together with the Company's products or marketed separately to third parties. The Company anticipates that users of computer systems will increasingly rely upon client/server network computing environments. The Company believes that as this reliance increases, users will demand software that more efficiently and securely manages data across computer networked environments. As such, the Company is attempting to broaden its core competencies to include software products to meet these requirements.

     Operations. The following table sets forth certain items in the Company's Consolidated Statements of Income as a percentage of net sales for each of the three years ended July 1, 1994.

                                                               PERCENTAGE OF NET SALES
                                                              --------------------------
                                                              1994       1993       1992
                                                              ----       ----       ----
        Net sales...........................................  100 %      100 %      100 %
        Cost of sales.......................................   80         78         83
                                                              ----       ----       ----
        Gross profit........................................   20         22         17
        Product development.................................    5          5          5
        Marketing and administrative........................    6          7          7
        Amortization of goodwill and other intangibles......   --         --         --
        Restructuring costs.................................   --          1          1
                                                              ----       ----       ----
        Income from operations..............................    9          9          4
        Other income (expense)..............................   --         --         (1 )
                                                              ----       ----       ----
        Income before income taxes..........................    9          9          3
        Provision for income taxes..........................   (3 )       (3 )       (1 )
                                                              ----       ----       ----
        Net Income..........................................    6 %        6 %        2 %
                                                              ====       ====       ====

     1994 vs 1993. Net sales in 1994 were 15% higher than those reported in 1993. The increase over 1993 was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. Although price erosion for the Company's lower capacity products slowed considerably during the last half of 1994, price erosion for the Company's higher capacity products became more severe during this time period, particularly due to more aggressive marketing of disc drives into the merchant market channels by large OEM computer manufacturers. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product and the Company believes this characteristic will continue. In particular, the Company currently anticipates that price erosion in 1995 will be greater than experienced during the last half of 1994.

     The decrease in gross margin as a percentage of net sales from the prior year was primarily due to a decline in the average unit sales prices of the Company's products as a result of the competitive market conditions described above, partially offset by a shift in mix to the Company's newer, higher capacity disc drives, lower unit overhead costs resulting from increased unit production and reduced material costs.

     The Company was advised that the Commission (the "EC Commission") of the European Communities ("EC") had reestablished as of December 5, 1993, the levying of certain customs duties on products, including disc drives imported into the EC from Singapore. Prior to this determination, the levying of such duties had been suspended by the EC Commission. Effective January 1, 1994 those products for which the duties had been imposed were again admitted into the EC exempt from duties providing they qualified for exemption under the General System of Preferences. These products are subject to ongoing review and such duties could be reimposed at any time. The imposition of such customs duties could negatively impact revenues or increase costs and adversely impact gross margins depending upon the extent to which such duties are absorbed by the Company.

     Product development expenses increased by $17,902,000 (12%) compared with 1993, primarily due to an increased level of new product introductions and increased salaries and related costs partially offset by decreased material costs.

     Marketing and administrative expenses decreased by $13,377,000 (6%) compared with 1993. The decrease in expenses from 1993 was primarily due to a decrease in the provision for bad debts partially offset by net increases in other expense categories including legal expenses and salaries and related costs.

     In connection with its acquisition of Palindrome Corporation in August 1994, the Company anticipates that it will incur a one-time write-off of in-process research and development of approximately $40 million in its first quarter ending September 30, 1994.

     Net other income increased by $8,220,000 compared with 1993, primarily due to higher interest income from higher levels of average invested cash partially offset by higher interest expense from higher average debt outstanding.

     The provision for income taxes increased from $76,002,000 in 1993 to $96,476,000 in 1994 primarily due to the increase in pre-tax earnings in 1994 and an increase in the Company's effective tax rate from 28% in 1993 to 30% in 1994. The Company provided income taxes at the U.S. statutory rate in 1994 on approximately 61% of earnings from foreign subsidiaries compared with approximately 59% of such earnings in 1993. A substantial portion of the earnings from the foreign subsidiaries is free of foreign taxes.

     Effective July 3, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). As permitted by SFAS 109, the Company has elected not to restate the financial statements of any prior years. The change had no effect on pretax income from continuing operations; however, the cumulative effect of the change increased net income by $3,000,000 or $.04 per share. The change was not material; therefore, the Company recorded the cumulative effect of the change as a reduction of income tax expense for the quarter ended October 1, 1993.

     In August 1993, the President signed the Revenue Reconciliation Act of 1993 which, among other things, increased the U.S. statutory rate to 35% from 34% retroactive to January 1, 1993. Net income was decreased and provision for income taxes was increased by approximately $2,900,000 for the quarter ended October 1, 1993 to adjust the net deferred tax liabilities for the cumulative impact of this rate change. The $40 million nonrecurring write-off of in-process research and development described above is not deductible for tax purposes. Therefore this write-off may cause the effective tax rate for the first quarter of fiscal 1995 to be significantly higher than the 30% effective tax rate in fiscal year 1994. While the Company expects the fiscal year 1995 effective tax rate before this nonrecurring charge to approximate 30%, the actual effective tax rate is expected to be higher than 30%.

     Other. The United States Environmental Protection Agency (EPA) and/or similar state agencies have identified the Company as a potentially responsible party with respect to environmental conditions at several different sites to which hazardous wastes had been shipped or from which they were released. These sites were acquired by the Company from Control Data Corporation (CDC) in 1990. Other parties have also been identified at certain of these sites as potentially responsible parties. Many of these parties either have shared or likely will share in the costs associated with the sites. Investigative and/or remedial activities are ongoing at such sites.

     At July 1, 1994 the estimated cost of investigation and remediation of known contamination at the sites was approximately $15,200,000. At July 1, 1994 the Company had recovered $1,500,000 from CDC through its indemnification and cost sharing agreements with CDC and, in addition, expects to recover approximately $10,400,000 over the next 30 years. After deducting the expected recoveries from CDC, the expected aggregate undiscounted liability was approximately $4,800,000 with payments expected to begin in 1998. The total liability recorded by the Company after discounting was $3,000,000 at July 1, 1994.

     The Company believes that the indemnification and cost-sharing agreements entered into with CDC and the reserves that the Company has established with respect to its future environmental costs are such that, based on present information available to it, future environmental costs related to currently known contaminations will not have a material adverse effect on its financial condition or results of operations.

     The effect of inflation on operating results has been insignificant. The Company believes this is due to the absence of any significant inflation factors in the industry in which the Company participates.

     Gains and losses resulting from translation of foreign financial statements into U.S. dollars have not had a significant effect on the results from operations.

     The Company enters into forward foreign exchange contracts in anticipation of future movements in certain foreign exchange rates and other foreign currency denominated balance sheet positions. Gains and losses on contracts to hedge specific foreign currency commitments are deferred and accounted for as part of the transaction. Transaction gains and losses resulting from hedging activities have not been material.

     1993 vs 1992. Net sales in 1993 were 6% higher than those reported in 1992. The increase over 1992 was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products, largely offset by a continuing decline in the average unit sales prices of the Company's products. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product. However, price erosion was more severe than usual in the last half of 1993.

     The increase in gross margin as a percentage of net sales from the prior year was primarily due to a shift in mix to the Company's newer, higher capacity disc drives, lower unit overhead costs resulting from increased unit production and reduced material costs partially offset by declining unit sales prices of the Company's products. However, gross margin as a percentage of net sales declined during the year from 24.5% in the first quarter to 18.5% in the fourth quarter as a result of competitive market conditions.

     Product development expenses increased by $21,079,000 (16%) compared with 1992, primarily due to increased personnel and material costs.

     Marketing and administrative expenses increased by $20,185,000 (10%) compared with 1992. The increase in expenses from 1992 was primarily due to an increase in the provision for bad debts and increases in personnel costs and advertising and promotion expenses.

     Restructuring costs in the amount of $15,000,000 were provided in the third quarter of 1993 for additional consolidation of the Company's worldwide manufacturing and repair activities. This is a result of the Company's continuing aggressive pursuit of product cost reductions, particularly through improvements in its manufacturing processes and more efficient utilization of its most cost-effective manufacturing sites.

     Net other expense decreased by $23,073,000 compared with 1992, primarily due to lower interest expense from lower average debt outstanding and lower interest rates and higher interest income from higher levels of average invested cash, partially offset by lower interest rates.

     The provision for income taxes increased from $22,199,000 in 1992 to $76,002,000 in 1993 primarily due to the increase in pre-tax earnings in 1993 and an increase in the Company's effective tax rate from 26% in 1992 to 28% in 1993. The Company provided income taxes at the U.S. statutory rate in 1993 on approximately

59% of earnings from foreign subsidiaries compared with approximately 50% of such earnings in 1992. A substantial portion of the earnings from the foreign subsidiaries is free of foreign taxes.

     Gains and losses resulting from translation of foreign financial statements into U.S. dollars have not had a significant effect on the results from operations.

     Liquidity and Capital Resources. At July 1, 1994, the Company's cash, cash equivalents and short-term investments totaled $1,333,542,000, an increase of $704,331,000 from the prior year-end balances. These funds are being maintained in short-term liquid investments until required for other purposes.

     In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), which requires a change in the method used to account for certain investments. The Company will adopt SFAS 115 in the first quarter of 1995. The Company does not expect the adoption of SFAS 115 to have a material effect on its financial condition or results of operations.

     In December 1993, the Company completed an offering of $270,750,000 principal amount of 5% convertible subordinated debentures due 2003. The proceeds of the offering are expected to be used to further strengthen the Company's financial position and to provide the Company with additional financial flexibility to take advantage of business opportunities as they may arise. Such opportunities may include the acquisition or development of, or investment in, complementary businesses, products and technologies.

     As of July 1, 1994 the Company had a domestic credit facility consisting of a $50 million line of credit. There were no borrowings under this line of credit at July 1, 1994 although approximately $12 million had been utilized for letters of credit. Additionally the Company had approximately $33 million of non-domestic lines of credit which can be used for borrowings as well as letters of credit, bankers' guarantees, and overdraft facilities. Although there were no borrowings under these lines at July 1, 1994, approximately $2 million had been utilized for bankers' guarantees and letters of credit. The Company also had approximately $26 million of lines of credit worldwide which can be used for letters of credit and bankers' guarantees, but not borrowings. Of the $26 million, approximately $5 million had been utilized at July 1, 1994.

     The Company made investments in property and equipment in 1994 totaling $206 million. This amount comprised $91 million for manufacturing facilities and equipment for the thin-film head operations in Minnesota, Malaysia and Northern Ireland, $82 million for manufacturing facilities and equipment related to the Company's sub-assembly and disc drive final assembly and test facilities in the U.S. and Far East, $21 million for expansion of the Company's thin-film media operations in Fremont, San Jose and Anaheim, California and $12 million for other purposes. The Company presently anticipates investments of approximately $375 million in property and equipment in 1995. The Company plans to finance these investments from existing cash balances and cash flows from operations.

     In July 1994 the Company acquired 300,000 shares of its common stock for approximately $7.5 million. The repurchase of these shares was in connection with a stock repurchase program announced in July 1994 in which up to 7,000,000 shares of the Company's common stock may be acquired in the open market. The purpose of the stock repurchase program is to enhance shareholder value. The repurchase program will also provide shares to be issued under the Company's employee stock plans and thereby reduce dilution from such plans.

     The Company believes that its cash balances together with cash flows from operations and its borrowing capacity will be sufficient to meet its working capital needs for 1995.

                          CONSOLIDATED BALANCE SHEETS

                                                                     JULY 1,          JULY 2,
                                                                       1994             1993
                                                                    ----------       ----------
                                                                    (IN THOUSANDS EXCEPT SHARE
                                                                               DATA)
ASSETS
Cash and cash equivalents.........................................  $  804,717       $  426,094
Short-term investments............................................     528,825          203,117
Accounts receivable...............................................     392,231          357,681
Inventories.......................................................     342,537          398,698
Deferred income taxes.............................................      95,784           15,131
Other current assets..............................................      82,351           70,558
                                                                    ----------       ----------
  Total Current Assets............................................   2,246,445        1,471,279
                                                                    ----------       ----------
Property, equipment and leasehold improvements, net...............     415,038          350,051
Goodwill and other intangibles, net...............................     126,395          139,260
Other assets......................................................      89,652           70,603
                                                                    ----------       ----------
  Total Assets....................................................  $2,877,530       $2,031,193
                                                                     =========        =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable..................................................  $  363,709       $  250,333
Accrued employee compensation.....................................      83,843           64,310
Accrued expenses..................................................     190,377          193,050
Accrued income taxes..............................................      64,687           34,800
Current portion of long-term debt.................................         168            1,500
                                                                    ----------       ----------
  Total Current Liabilities.......................................     702,784          543,993
                                                                    ----------       ----------
Deferred income taxes.............................................     218,801          123,581
Other liabilities.................................................      78,054           37,102
Long-term debt, less current portion..............................     549,492          281,276
                                                                    ----------       ----------
  Total Liabilities...............................................   1,549,131          985,952
                                                                    ----------       ----------
Preferred stock, $.01 par value -- 1,000,000 shares authorized;
  none issued or outstanding......................................          --               --
Common stock, $.01 par value -- 200,000,000 shares authorized;
  issued and outstanding shares -- 72,832,351 in 1994 and
  68,155,486 in 1993..............................................         728              681
Additional paid-in capital........................................     373,296          315,569
Foreign currency translation adjustment...........................      (1,044)            (461)
Retained earnings.................................................     955,419          729,912
Deferred compensation.............................................          --             (460)
                                                                    ----------       ----------
  Total Shareholders' Equity......................................   1,328,399        1,045,241
                                                                    ----------       ----------
  Total Liabilities and Shareholders' Equity......................  $2,877,530       $2,031,193
                                                                     =========        =========

                 See notes to consolidated financial statements

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     FOR THE YEARS ENDED,
                                                             ------------------------------------
                                                              JULY 1,      JULY 2,      JUNE 30,
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales..................................................  $3,500,103   $3,043,604   $2,875,273
Cost of sales..............................................   2,795,821    2,370,676    2,387,636
Product development........................................     171,907      154,005      132,926
Marketing and administrative...............................     208,694      222,071      201,886
Amortization of goodwill and other intangibles.............      12,724       12,825       12,914
Restructuring costs........................................          --       15,000       33,865
                                                             ----------   ----------   ----------
  Total Operating Expenses.................................   3,189,146    2,774,577    2,769,227
                                                             ----------   ----------   ----------
  Income from Operations...................................     310,957      269,027      106,046
Interest income............................................      37,191       23,659       13,451
Interest expense...........................................     (26,339)     (23,511)     (33,883)
Other......................................................        (223)       2,261         (232)
                                                             ----------   ----------   ----------
  Other Income (Expense), net..............................      10,629        2,409      (20,664)
Income before income taxes.................................     321,586      271,436       85,382
Provision for income taxes.................................     (96,476)     (76,002)     (22,199)
                                                             ----------   ----------   ----------
  Net Income...............................................  $  225,110   $  195,434   $   63,183
                                                              =========    =========    =========
Net Income per Share:
  Primary..................................................  $     3.08   $     2.80   $      .92
  Fully diluted............................................        2.83         2.71          .91
Number of shares used in per share computations:
  Primary..................................................      73,064       69,821       68,860
  Fully Diluted............................................      85,012       76,265       69,805

                 See notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    FOR THE YEARS ENDED,
                                                              ---------------------------------
                                                               JULY 1,     JULY 2,    JUNE 30,
                                                                1994        1993        1992
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Operating Activities
Net Income..................................................  $ 225,110   $ 195,434   $  63,183
Adjustments to reconcile net income to net cash from
  operating activities:
  Depreciation and amortization.............................    173,998     188,734     199,566
  Deferred income taxes.....................................     33,308      25,566         863
  Other.....................................................      2,607       9,027      25,805
  Changes in operating assets and liabilities:
     Accounts receivable....................................    (34,550)     43,767     (19,459)
     Inventories............................................     37,542    (114,003)    195,704
     Accounts payable.......................................    109,411      11,368     (63,356)
     Accrued income taxes...................................     31,084      21,202       6,873
     Other assets and liabilities...........................     41,181       7,635      22,904
                                                              ---------   ---------   ---------
  Net cash provided by operating activities.................    619,691     388,730     432,083
Investing Activities
Acquisition of property, equipment and leasehold
  improvements, net.........................................   (197,684)   (173,570)    (90,657)
Purchases of short-term investments.........................   (870,867)   (335,566)    (86,468)
Proceeds from sales of short-term investments...............    541,782     203,414      14,881
Other.......................................................    (17,619)    (32,550)     (9,967)
                                                              ---------   ---------   ---------
  Net cash used in investing activities.....................   (544,388)   (338,272)   (172,211)
Financing Activities
Issuance of long-term debt..................................    270,750          --          --
Repayment of long-term debt.................................     (3,931)    (40,204)   (104,874)
Sale of common stock........................................     37,836      20,153      23,924
Purchase of treasury stock..................................         --     (36,602)       (793)
Other.......................................................         --          --         422
                                                              ---------   ---------   ---------
  Net cash provided by (used in) financing activities.......    304,655     (56,653)    (81,321)
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (1,335)         (7)      1,521
  Increase (decrease) in cash and cash equivalents..........    378,623      (6,202)    180,072
Cash and cash equivalents at the beginning of the year......    426,094     432,296     252,224
                                                              ---------   ---------   ---------
Cash and cash equivalents at the end of the year............  $ 804,717   $ 426,094   $ 432,296
                                                              =========   =========   =========

                 See notes to consolidated financial statements

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
        FOR THE YEARS ENDED JULY 1, 1994, JULY 2, 1993 AND JUNE 30, 1992

                                                                                                FOREIGN
                                      COMMON STOCK       ADDITIONAL   TREASURY                  CURRENCY
                                     ---------------      PAID-IN     COMMON      DEFERRED     TRANSLATION  RETAINED
                                     SHARES   AMOUNT      CAPITAL      STOCK    COMPENSATION   ADJUSTMENT   EARNINGS     TOTAL
                                     ------   ------     ----------   -------   ------------   ----------   --------   ----------
                                                                            (IN THOUSANDS)
Balance at July 1, 1991............  65,142    $651       $275,572    $           $ (8,291)     $    319    $498,089   $  766,340
Sale of stock......................  3,396..     34         23,890                                                         23,924
Deferred compensation,
  adjustments......................    (250)     (3)        (3,685)                  3,685                                     (3)
Purchase of treasury stock at
  cost.............................                                      (793)                                               (793)
Amortization of deferred
  compensation.....................                                                  2,303                                  2,303
Income tax benefit from stock
  options exercised................                          6,117                                                          6,117
Foreign currency translation
  adjustment.......................                                                                  997                      997
Net Income.........................                                                                           63,183       63,183
                                     ------   ------     ----------   -------   ------------   ----------   --------   ----------
Balance at June 30, 1992...........  68,288     682        301,894       (793)      (2,303)        1,316     561,272      862,068
Sale of stock......................   2,372      24         20,129                                                         20,153
Purchase of treasury stock at
  cost.............................                                   (36,602)                                            (36,602)
Retirement of treasury stock.......  (2,505)    (25)       (10,576)    37,395                                (26,794)
Amortization of deferred
  compensation.....................                                                  1,843                                  1,843
Income tax benefit from stock
  options exercised................                          4,122                                                          4,122
Foreign currency translation
  adjustment.......................                                                               (1,777)                  (1,777)
Net Income.........................                                                                          195,434      195,434
                                     ------   ------     ----------   -------   ------------   ----------   --------   ----------
Balance at July 2, 1993............  68,155     681        315,569         --         (460)         (461)    729,912    1,045,241
Sale of stock......................   3,940      40         37,796                                                         37,836
Amortization of deferred
  compensation.....................                                                    460                                    460
Income tax benefits, primarily from
  stock options exercised..........                         19,938                                                         19,938
Merger with Crystal Computer
  Services, Inc....................     737       7             (7)                                              397          397
Foreign currency translation
  adjustment.......................                                                                 (583)                    (583)
Net Income.........................                                                                          225,110      225,110
                                     ------   ------     ----------   -------   ------------   ----------   --------   ----------
Balance at July 1, 1994............  72,832    $728       $373,296    $    --     $     --      $ (1,044)   $955,419   $1,328,399
                                     ======   =======    =========    ========  ============   ==========   =========  ==========

                 See notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after eliminations.

     The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1994 ended on July 1, 1994 and fiscal 1993 ended on July 2, 1993. Both fiscal years comprised 52 weeks. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

     Foreign Currency Translation. The U.S. dollar is the functional currency for most of the Company's foreign operations. Translation adjustments, which result from the process of translating foreign currency financial statements into U.S. dollars, are included in net income for those operations whose functional currency is the U.S. dollar and as a separate component of shareholders' equity for those operations whose functional currency is the local currency.

     The Company enters into forward foreign exchange contracts in anticipation of future movements in certain foreign exchange rates and other foreign currency denominated balance sheet positions. Gains and losses on contracts to hedge specific foreign currency commitments are deferred and accounted for as part of the transaction. Transaction gains and losses resulting from hedging activities have not been material. At July 1, 1994 the Company had approximately $29 million of forward contracts for the purchase of Malaysian Ringets. The unrealized deferred gain on the Company's foreign exchange contracts as of July 1, 1994 was not material.

     Inventory. Inventories are valued at the lower of standard cost (which approximates actual cost using the first-in, first-out method) or market.

     Property, Equipment, and Leasehold Improvements. Land, equipment, buildings and leasehold improvements are stated at cost. Equipment and buildings are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease.

     Income Taxes. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) effective July 3, 1993. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. In prior years, income tax expense was determined using Accounting Principles Board Opinion No. 11 (APB
11). Under APB 11, deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

     Net Income Per Share. Primary net income per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Fully diluted net income per share further assumes the conversion of the Company's 5% and 6 3/4% convertible subordinated debentures for the period they were outstanding, except in 1992 when such securities were anti-dilutive and thus were not included in the computation of fully diluted net income per share.

     Cash, Cash Equivalents and Short-Term Investments. The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. The Company's short-term investments comprise readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. Where the remaining maturity is more than one year the securities are classified as short-term investments as the Company's intention is to convert them into cash within one year. Short-term investments are carried at the lower of cost or market which approximates fair value.

     In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), which requires a change in the method used to account for certain investments. The Company will adopt SFAS in the first quarter of 1995. The Company does not expect the adoption of SFAS to have a material effect on its financial condition or results of operations.

     Concentration of Credit Risk. The Company designs, manufactures and markets a line of rigid magnetic disc drives for sale throughout the world to original equipment manufacturers, distributors, resellers and dealers. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for non-collection of accounts receivable is based upon the expected collectibility of all accounts receivable. The Company places its cash equivalents and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer.

     Goodwill and Other Intangibles. Goodwill and other intangibles represents the excess of the purchase price of acquired companies over the fair value of the net assets acquired, plus the cost of technology acquired in connection with the acquisitions. Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from ten to fifteen years. Accumulated amortization was $59,421,000 and $46,793,000 as of July 1, 1994 and July 2, 1993, respectively.

ACCOUNTS RECEIVABLE

     Accounts receivable are summarized below:

                                                                   1994         1993
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Accounts receivable....................................  $435,061     $404,195
        Less allowance for non-collection......................    42,830       46,514
                                                                 --------     --------
                                                                 $392,231     $357,681
                                                                 ========     ========

INVENTORIES

     Inventories are summarized below:

                                                                   1994         1993
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Components.............................................  $188,477     $174,199
        Work-in-process........................................    56,735       53,982
        Finished goods.........................................    97,325      170,517
                                                                 --------     --------
                                                                 $342,537     $398,698
                                                                 ========     ========

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consisted of the following:

                                                                   1994         1993
                                                                 --------     --------
                                                                    (IN THOUSANDS)
        Land...................................................  $  8,278     $  8,729
        Equipment..............................................   742,215      655,060
        Building and Leasehold Improvements....................   187,155      144,484
        Construction in progress...............................    33,205       39,005
                                                                 --------     --------
                                                                  970,853      847,278
        Less accumulated depreciation and amortization.........   555,815      497,227
                                                                 --------     --------
                                                                 $415,038     $350,051
                                                                 ========     ========

     Equipment and leasehold improvements include assets under capitalized leases. Lease amortization is included in depreciation expense.

     In 1992 the Company changed the criterion for capitalization of certain fixed assets and expensed the net book value of fixed assets with cost below this level, resulting in additional depreciation expense of approximately $9,000,000.

     In 1993 the Company reduced the number of years over which certain equipment is depreciated, resulting in additional depreciation expense of approximately $15,000,000.

     Depreciation expense was $138,208,000, $155,018,000 and $169,130,000 in
1994, 1993 and 1992, respectively.

LONG-TERM DEBT, CAPITALIZED LEASE OBLIGATIONS AND LINES OF CREDIT

     Long-term debt and capitalized lease obligations consisted of the following:

                                                                       1994         1993
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    6 3/4% convertible subordinated debentures, due 2012...........  $266,838     $266,838
    5% convertible subordinated debentures, due 2003...............   270,750           --
    7.7% note payable to Control Data Corporation (CDC), due
      October 1995.................................................    10,000       10,000
    Note payable with interest at bank's prime rate................        --        3,652
    Capitalized lease obligations with interest at 14% to 19.25%
      collateralized by certain manufacturing equipment and
      buildings....................................................     2,072        2,286
                                                                     --------     --------
                                                                      549,660      282,776
                                                                     --------     --------
    Less: Current portion..........................................       168        1,500
                                                                     --------     --------
                                                                     $549,492     $281,276
                                                                     ========     ========

     At July 1, 1994, future minimum principal payments on long-term debt and capitalized lease obligations were as follows:

                        1995..............................  $    168
                        1996..............................    10,013
                        1997..............................        --
                        1998..............................        --
                        1999..............................        --
                        After 1999........................   539,479
                                                            --------
                                                            $549,660
                                                            ========

     The Company's 6 3/4% convertible subordinated debentures due 2012 are convertible into 6,278,541 shares of common stock at $42.50 per share at any time prior to maturity. Sinking fund payments begin in 1998 in an amount sufficient to retire annually 5% of the aggregate principal amount of debentures issued, calculated to retire 70% of the debentures prior to maturity.

     The Company's 5% convertible subordinated debentures due 2003 are convertible into 10,314,286 shares of common stock at $26.25 per share at any time prior to maturity. Subsequent to November 2, 1996 the debentures are redeemable at the option of the Company, in whole or in part, initially at 103.5% and thereafter at prices declining to 100% at maturity, together with accrued interest. These debentures were issued in an offering not registered or required to be registered under the U.S. Securities Act of 1933, as amended and therefore were offered only to "qualified institutional buyers" and "accredited investors" as defined by the applicable securities and exchange commission regulations. These debentures are traded in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. In June 1994 holders of the 5% convertible subordinated debentures due 2003 exercised their registration rights with respect to the shares of common stock of the Company into which such debentures are convertible. The Company intends to file in August 1994 a registration statement under the Securities Act of 1933, as amended, to register such shares of common stock.

     At July 1, 1994, the fair value of the Company's 6 3/4% convertible subordinated debentures, based on the Nasdaq quoted market price, was approximately $224,811,000. At July 1, 1994, the fair value of the Company's 5% convertible subordinated debentures was approximately $249,090,000 based on the quoted market price from brokers of these securities. The aggregate fair value of the Company's other long-term debt approximated its carrying value at July 1, 1994.

     The Company maintains an unsecured domestic credit facility consisting of a $50 million line of credit under a credit agreement with four banks. Borrowings under this agreement bear interest, as defined in the agreement, at (1) the higher of the agent bank's prime rate (7.25% at July 1, 1994) or the federal funds rate or (2) at the option of the Company, an adjusted certificate of deposit rate or the London Interbank Offered Rate. The credit agreement provides for a commitment fee and includes certain financial covenants.

     Through its overseas subsidiaries, the Company has short-term credit and overdraft borrowing facilities totaling approximately $33 million. Additionally, the Company had approximately $26 million in lines of credit worldwide which can be used for letters of credit and banker's guarantees, but not borrowings. Any borrowings or other utilization under these facilities are guaranteed by the parent company. For virtually all of the borrowing lines, interest is at the banks' prime rates.

     While there were no borrowings under these lines of credit at July 1, 1994, portions of the credit lines had been utilized to cover outstanding letters of credit and bank guarantees as required in various supplier agreements, and for forward purchases and sales of foreign currencies. As of July 1, 1994, the Company had available to it combined unused borrowing capacity of $69 million under its lines of credit worldwide.

STOCK OPTION AND STOCK PURCHASE PLANS

     Options granted under the Company's stock option plans are granted at fair market value, expire ten years from the date of the grant and generally vest in four equal annual installments, commencing one year from the date of the grant.

     Following is a summary of stock option activity for the three years ended July 1, 1994:

                                                                 OPTIONS OUTSTANDING
                                     OPTIONS                     -------------------
                                    AVAILABLE                    AGGREGATE EXERCISE         PRICE
                                    FOR GRANT        NUMBER             PRICE             PER SHARE
                                    ----------     ----------    -------------------    --------------
Balance July 1, 1991..............   1,018,482     10,112,018       $  75,504,445       $ 5.75-$15.375
Adoption of 1991 ISO Plan.........   5,000,000             --                  --                   --
Granted...........................  (5,023,418)     5,023,418          61,702,785          7.50-15.875
Exercised.........................          --     (2,657,946)        (18,692,507)         5.75-11.875
Expired (1981 ISO Plan)...........     (88,451)            --                  --                   --
Cancelled.........................   1,666,498     (1,666,498)        (13,008,381)         5.75-15.375
                                    ----------     ----------    -------------------    --------------
Balance June 30, 1992.............   2,573,111     10,810,992         105,506,342          5.75-15.875
Granted...........................  (1,399,000)     1,399,000          22,064,156         12.25-20.625
Exercised.........................          --     (1,880,693)        (14,090,808)         5.75-15.375
Expired (1983 ISO Plan)...........    (258,523)            --                  --                   --
Cancelled.........................     500,298       (500,298)         (5,489,666)          5.75-18.75
                                    ----------     ----------    -------------------    --------------
Balance July 2, 1993..............   1,415,886      9,829,001         107,990,024          5.75-20.625
Additional Authorizations -- 1991
  ISO Plan........................   6,000,000             --                  --                   --
Granted...........................  (2,882,972)     2,882,972          62,937,159          16.00-27.75
Exercised.........................          --     (3,396,187)        (30,543,475)         5.75-19.625
Expired (1983 ISO Plan)...........    (104,372)            --                  --                   --
Cancelled.........................     274,837       (274,837)         (3,847,168)          5.75-27.75
                                    ----------     ----------    -------------------    --------------
Balance July 1, 1994..............   4,703,379      9,040,949       $ 136,536,540       $  5.75-$27.75
                                     =========      =========     ===============        =============

     At July 1, 1994, 2,374,116 of the options outstanding were exercisable.

     In 1990 the Company established the Executive Stock Program and the grant of rights to purchase 500,000 shares of the Company's common stock at $.01 per share to each of three officers and directors of the Company. Subsequently two of those officers/directors resigned, one in 1991 and the other in 1992. As a result of those resignations the Company repurchased 750,000 of the shares at their original purchase price, cancelled the shares, and reversed the associated amortization of deferred compensation. The difference between the fair market value of the shares at the date of grant and the exercise price was recorded as deferred compensation in the financial statements and was charged to operations over a four year period. The amount charged to operations was $460,000, $1,843,000, and $2,303,000 in 1994, 1993 and 1992, respectively. At July 1, 1994 the deferred compensation was fully amortized.

     The Company also maintains an Employee Stock Purchase Plan. A total of 4,800,000 shares of common stock have been authorized for issuance under the Purchase Plan. The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 558,988, 482,698 and 743,434 shares of common stock were issued in 1994, 1993 and 1992, respectively.

     Common stock reserved for future issuance under the Company's Stock Option and Stock Purchase Plans aggregated 14,533,722 shares at July 1, 1994.

SHAREHOLDER RIGHTS PLAN

     Each share of the Company's common stock has one right attached which, when exercisable, will entitle the holder to buy a fraction of a share or shares of preferred stock with economic terms similar to those of one share of common stock at an exercise price of $36 per share. The rights trade with the common stock and become exercisable only if a person or group acquires 25% or more of the Company's common stock, or announces a tender or exchange offer for 30% or more of the outstanding common stock.

     If at any time after the rights become exercisable, a person or group acquires 30% or more of the outstanding common stock, the Company is acquired in a merger or other business combination in which the Company survives, or the Company effects certain "self-dealing" transactions with an owner of 25% or more of the Company's common stock, then each right not held by the acquiring person or group will entitle its holder to purchase $72 worth of the Company's common stock for $36. If at any time after the rights become exercisable, the Company merges into another entity, the Company is acquired in a merger or other business combination in which the Company does not survive, or the Company sells more than 50% of its assets or earning power, then each right not held by the acquiring person or group will entitle its holder to purchase $72 worth of common stock of the acquiring company for $36. The rights, which do not have voting privileges, expire in 1998, but may be redeemed by action of the Board prior to that time, under certain conditions, for $.01 per right. Until the rights become exercisable, they have no dilutive effect on earnings per share.

     Although these rights should not interfere with a business combination approved by the Board of Directors, they will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the rights or acquiring a substantial number of the rights.

EMPLOYEE PROFIT SHARING AND EXECUTIVE BONUS PLANS

     The Company allocates a certain percentage of quarterly pre-tax profits to its Employee Profit Sharing Plan which is currently distributed to employees, excluding officers, employed for the full quarter. The Company also allocates a certain percentage of quarterly pre-tax profits to its Executive Bonus Plan. Distributions to corporate officers under this plan are subject to the discretion of the Board of Directors. Charges to income for these Plans during 1994, 1993 and 1992 were $34,487,000, $26,155,000, and $10,321,000, respectively.

INCOME TAXES

     The provision for income taxes consisted of the following:

                                                            LIABILITY
                                                              METHOD      DEFERRED METHOD
                                                            ----------   -----------------
                                                               1994       1993      1992
                                                            ----------   -------   -------
                                                            (IN THOUSANDS)
        Federal
          Current.........................................   $  40,280   $35,687   $17,750
          Deferred........................................      34,351    26,077    (2,291)
                                                            ----------   -------   -------
                                                                74,631    61,764    15,459
                                                            ----------   -------   -------
        State
          Current.........................................      13,907    13,526       571
          Deferred........................................        (894)   (2,669)    2,143
                                                            ----------   -------   -------
                                                                13,013    10,857     2,714
                                                            ----------   -------   -------
        Foreign
          Current.........................................       8,981     1,223     3,015
          Deferred........................................        (149)    2,158     1,011
                                                            ----------   -------   -------
                                                                 8,832     3,381     4,026
                                                            ----------   -------   -------
        Provision for Income Taxes........................   $  96,476   $76,002   $22,199
                                                               =======   =======   =======

     The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts approximated $19,938,000, $4,122,000 and $6,117,000 for 1994, 1993 and
1992, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                          JULY 1, 1994
                                                                         ---------------
                                                                         (IN THOUSANDS)
        DEFERRED TAX ASSETS
        Receivable reserves............................................     $  15,268
        Inventory valuation accounts...................................         9,017
        Accrued compensation and benefits..............................        14,382
        Warranty reserves..............................................        54,132
        Foreign net operating loss carryforwards.......................        11,129
        Other reserves and accruals....................................        25,903
        Other..........................................................        12,112
                                                                         ---------------
                  Total Deferred Tax Assets............................       141,943
        Valuation allowance............................................       (17,522)
                                                                         ---------------
                  Net Deferred Tax Assets..............................     $ 124,421
                                                                          ===========
        DEFERRED TAX LIABILITIES
        Unremitted income of foreign subsidiaries......................     $(199,766)
        Acquisition related items......................................       (25,099)
        Property reserves..............................................       (12,242)
        Other..........................................................       (10,331)
                                                                         ---------------
                  Total Deferred Tax Liabilities.......................      (247,438)
                                                                         ---------------
                  Net Deferred Tax Liabilities.........................     $(123,017)
                                                                          ===========

     The valuation allowance has been provided for deferred tax assets related to foreign net operating loss carryforwards and future tax benefits related to the merger with Crystal Computer Services, Inc. not realized as of the combination date. The valuation allowance increased by $9,666,000 in 1994.

     Deferred (prepaid) income taxes, resulting from the timing differences in the recognition of certain revenue and expenses for financial reporting and income tax purposes, are summarized as follows:

                                                                     DEFERRED METHOD
                                                                   -------------------
                                                                    1993        1992
                                                                   -------     -------
                                                                     (IN THOUSANDS)
        Income of foreign subsidiaries not taxable in the current
          year...................................................  $24,942     $ 3,014
        Increase in prior years' net earnings of foreign
          subsidiaries considered to be permanently invested in
          non-U.S. operations....................................       --      (8,485)
        Accrued liabilities......................................   (4,073)     (5,571)
        Valuation allowances.....................................    2,981       8,322
        Other....................................................    1,716       3,583
                                                                   -------     -------
                                                                   $25,566     $   863
                                                                   =======     =======

     The differences between the provision for income taxes at the U.S. statutory rate and the effective rate are summarized as follows:

                                                      LIABILITY
                                                       METHOD        DEFERRED METHOD
                                                      --------     --------------------
                                                        1994         1993        1992
                                                      --------     --------     -------
                                                               (IN THOUSANDS)
        Provision at U.S. statutory rate............  $112,555     $ 92,288     $29,030
        State income taxes net of federal income tax
          benefit...................................     8,458        7,166       1,791
        Benefit from net earnings of foreign
          subsidiaries considered to be permanently
          invested in
          non-U.S. operations.......................   (36,021)     (31,244)     (6,304)
        Increase in prior years' net earnings of
          foreign subsidiaries considered to be
          permanently invested in non-U.S.
          operations................................        --           --      (8,485)
        Foreign income taxes........................     5,539        2,431       2,930
        Other.......................................     5,945        5,361       3,237
                                                      --------     --------     -------
                                                      $ 96,476     $ 76,002     $22,199
                                                      ========     ========     =======

     The Company's Far East manufacturing operations in Singapore, Thailand and Malaysia operate under various tax holidays which expire in whole or in part during fiscal years 1994 and 1997. Certain tax holidays may be extended if certain conditions are met. The net impact of these tax holidays was to increase net income by approximately $29,624,000 ($0.35 per share, fully diluted) in 1994, approximately $28,543,000 ($0.37 per share, fully diluted) in 1993, and approximately $16,662,000 ($0.24 per share, fully diluted) in 1992. Cumulative undistributed earnings of the Company's Far East subsidiaries for which no income taxes have been provided aggregated approximately $578,990,000 at July 1, 1994. These earnings are considered to be permanently invested in non-U.S. operations. Additional taxes of approximately $203,805,000 would have to be provided if these earnings were repatriated to the U.S.

     The Internal Revenue Service (IRS) in 1990 concluded a field audit of the Company's income tax returns for the fiscal years 1983 through 1987 and issued the Company "Notices of Deficiency" (the Notices) for the fiscal years 1981 through 1987 proposing tax deficiencies of approximately $112,280,000 plus interest. The major proposed adjustment to income in those fiscal years related to the allocation of income between the Company and its manufacturing subsidiary in Singapore. On February 8, 1994, the United States Tax Court issued an opinion concerning the allocation of income between the Company and its manufacturing subsidiary in Singapore for the years 1983 through 1987. A number of other proposed adjustments were settled by the parties prior to the issuance of the Tax Court's opinion. Although the parties are currently in the process of completing the final computation of the income adjustments sustained by the Tax Court, the Company expects that the consequences of the Tax Court decision and the prior settlement will be the elimination of nearly all of the tax deficiencies proposed by the IRS in its Notices and the elimination of the Company's tax net operating loss carryovers from these fiscal years to the fiscal year 1988 and subsequent fiscal years. The net operating loss carryovers thus eliminated totaled approximately $50,000,000. The Tax Court will enter a decision implementing its opinion once the final computation is made. Such decision will be subject to appeal by either the Company or the IRS. The Company believes that the final adjustments resulting from this audit will not have a material adverse effect on the Company's financial condition or results of operations.

     The IRS, in 1994, concluded a field audit of the Company's income tax returns for the fiscal years 1988 through 1990 and issued to the Company "Notices of Deficiency" (the 1994 Notice) for those fiscal years. The majority of the proposed adjustments to income in those fiscal years related to the allocation of income between the Company and its foreign subsidiaries. The proposed adjustments to income and tax credits in the 1994 Notice resulted in proposed tax deficiencies of approximately $66,000,000 plus penalties and interest. The proposed income adjustments would also eliminate tax net operating loss and tax credit carryovers that have been used to reduce tax liabilities in subsequent fiscal years. The combined impact on tax net operating losses and tax credit carryovers from the resolution of the audit for the fiscal years 1983 through 1987 and the adjustments proposed in the 1994 Notice would be to eliminate tax net operating loss carryovers of approximately $81,000,000 and tax credit carryforwards of approximately $14,000,000, which would result in additional taxes of approximately $41,000,000 plus interest for the three years ended July 2, 1993. On June 7, 1994 the Company filed a Petition in the United States Tax Court contesting these proposed deficiencies and related penalties. The Company believes that the outcome of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

     Certain state tax returns for years ending June 30, 1984 through 1992 are also under examination by state taxing authorities. Management believes that adequate amounts of tax have been provided for any final assessments which may result from these examinations.

RESTRUCTURING COSTS

     In the first quarter of 1992 restructuring charges in the amount of $15,865,000 were provided for a cost reduction effort that included the release of approximately 450 employees (including temporary employees and independent contractors), the planned consolidation of certain operations, and other cost saving measures. Further restructuring charges in the amount of $18,000,000 were provided in the third quarter of 1992 for the estimated costs of consolidation of media operations.

     In the third quarter of 1993 restructuring costs in the amount of $15,000,000 were provided for a further consolidation of the Company's worldwide manufacturing and repair activities. This is a result of the Company's continuing aggressive pursuit of product cost reductions, particularly through improvements in its manufacturing processes and more efficient utilization of its most cost-effective manufacturing sites.

BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     Seagate Technology is currently engaged in a single line of business: The design, development, manufacture and sale of a broad line of rigid magnetic disc drives and disc drive components for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand.

     The following tables summarize the Company's operations in different geographic areas:

                                                 UNITED        FAR       ADJUSTMENTS AND
           YEAR ENDED JULY 1, 1994               STATES        EAST       ELIMINATIONS     CONSOLIDATED
- - - - - - - - - ---------------------------------------------  ----------   ----------   ---------------   ------------
                                                                    (IN THOUSANDS)
Sales to unaffiliated customers..............  $1,826,624   $1,673,479     $        --      $ 3,500,103
Transfers between geographic areas...........     601,512    1,342,269      (1,943,781)              --
                                               ----------   ----------   ---------------   ------------
Total net sales..............................  $2,428,136   $3,015,748     $(1,943,781)     $ 3,500,103
                                                =========    =========    ============        =========
Income from operations.......................  $   50,922   $  260,035     $        --      $   310,957
Other income (expense), net..................      (7,587)      18,216              --           10,629
                                               ----------   ----------   ---------------   ------------
Income before income taxes...................  $   43,335   $  278,251     $        --      $   321,586
                                                =========    =========    ============        =========
Identifiable Assets..........................  $1,921,877   $1,669,028     $  (713,375)     $ 2,877,530
                                                =========    =========    ============        =========

                                                 UNITED        FAR       ADJUSTMENTS AND
           YEAR ENDED JULY 2, 1993               STATES        EAST       ELIMINATIONS     CONSOLIDATED
- - - - - - - - - ---------------------------------------------  ----------   ----------   ---------------   ------------
                                                                    (IN THOUSANDS)
Sales to unaffiliated customers..............  $1,734,486   $1,309,118     $        --      $ 3,043,604
Transfers between geographic areas...........     611,507    1,231,510      (1,843,017)              --
                                               ----------   ----------   ---------------   ------------
Total net sales..............................  $2,345,993   $2,540,628     $(1,843,017)     $ 3,043,604
                                                =========    =========    ============        =========
Income from operations.......................  $   51,527   $  217,500     $        --      $   269,027
Other income (expense), net..................      (8,852)      11,261              --            2,409
                                               ----------   ----------   ---------------   ------------
Income before income taxes...................  $   42,675   $  228,761     $        --      $   271,436
                                                =========    =========    ============        =========
Identifiable Assets..........................  $1,255,048   $1,282,193     $  (506,048)     $ 2,031,193
                                                =========    =========    ============        =========

                                                 UNITED        FAR       ADJUSTMENTS AND
          YEAR ENDED JUNE 30, 1992               STATES        EAST       ELIMINATIONS     CONSOLIDATED
- - - - - - - - - ---------------------------------------------  ----------   ----------   ---------------   ------------
                                                                    (IN THOUSANDS)
Sales to unaffiliated customers..............  $1,851,559   $1,023,714     $        --      $ 2,875,273
Transfers between geographic areas...........     168,001    1,017,765      (1,185,766)              --
                                               ----------   ----------   ---------------   ------------
Total net sales..............................  $2,019,560   $2,041,479     $(1,185,766)     $ 2,875,273
                                                =========    =========    ============        =========
Income from operations.......................  $   62,526   $   43,520     $        --      $   106,046
Other income (expense), net..................     (23,934)       3,270              --          (20,664)
                                               ----------   ----------   ---------------   ------------
Income before income taxes...................  $   38,592   $   46,790     $        --      $    85,382
                                                =========    =========    ============        =========
Identifiable Assets..........................  $1,121,072   $1,048,334     $  (352,802)     $ 1,816,604
                                                =========    =========    ============        =========

     Sales and transfers between geographic areas are accounted for at arm's length prices which, in general, provide a profit after coverage of all manufacturing costs. Income from operations is net sales less operating expenses.

     The identifiable assets by geographic area are those assets used in the Company's operations in each area. The Company's European operations have not been disclosed as a separate geographic area because European sales are recorded by subsidiaries in other geographic areas and European identifiable assets are less than 10% of consolidated assets.

     No customer accounted for 10% or more of consolidated net sales in 1994 or 1992. In 1993 one customer accounted for more than 10% of consolidated net sales for a total of $326,235,000.

     Net foreign currency transaction gains (losses) included in the determination of net income were $4,164,000, $(3,553,000) and $(4,735,000) for
1994, 1993 and 1992, respectively.

LITIGATION

     Securities Litigation. In 1988 a series of lawsuits were filed in Federal Court for the Northern District of California against the Company, alleging violations of the federal securities laws on behalf of a class of purchasers of the Company's securities. These lawsuits have been the subject of much pretrial proceedings, which have had the net effect of narrowing the claims made against the Company. The trial date is now set for late 1994.

     In 1991 another series of lawsuits were filed in Federal Court for the Northern District of California against the Company, alleging violations of the federal securities laws on behalf of a class of purchasers of the Company's securities. Discovery will continue; however, a trial date has not yet been set.

     The Company believes both series of securities lawsuits are without merit and intends to vigorously contest each lawsuit.

     Environmental Matters. The United States Environmental Protection Agency
(EPA) and/or similar state agencies have identified the Company as a potentially responsible party with respect to environmental conditions at several different sites to which hazardous wastes had been shipped or from which they were released. These sites were acquired by the Company from Control Data Corporation
(CDC) in 1990. Other parties have also been identified at certain of these sites as potentially responsible parties. Many of these parties either have shared or likely will share in the costs associated with the sites. Investigative and/or remedial activities are ongoing at such sites.

     The estimated cost of investigation and remediation of known contamination at the sites to be incurred after July 1, 1994 was approximately $15,200,000. At July 1, 1994 the Company had recovered approximately $1,500,000 from CDC through its indemnification and cost sharing agreements with CDC and, in addition, expects to recover approximately $10,400,000 over the next 30 years. After deducting the expected recoveries from CDC, the expected aggregate undiscounted liability was approximately $4,800,000 with expected payments of approximately $180,000 in 1998, $383,000 in 1999 and the remainder thereafter.

     Approximately $14,500,000 of the $15,200,000 total estimated costs described above is attributable to one site in Omaha, Nebraska. In 1994 the Company sold the Omaha property; however, the Company retains responsibility for and has indemnified the buyer with respect to all environmental contamination existing on the site at the time of sale. IT Corporation, a nationally known environmental consulting firm, has provided consulting services to CDC and the Company for the Omaha site for several years and assisted the Company in estimating the liability related to the cost of remediation. This liability is based on a plan of investigation and remediation developed by IT Corporation pursuant to a Consent Order entered into by the Company and the EPA in 1990. The extent of contamination in the groundwater is still being investigated and defined. According to the plan the likely technology for remediation of groundwater at the facility will be pumping and treatment, while remediation of soils will most likely be accomplished by soil vapor extraction, followed by in-situ bioremediation. A substantial portion of the Omaha liability was discounted by applying a risk free rate of 4.53% to the expected payments to be made by the Company over the next 30 years. None of the liabilities for any of the other sites has been discounted. The total liability for all sites recorded by the Company after discounting was $3,000,000 at July 1, 1994.

     The Company believes that the indemnification and cost sharing agreements entered into with CDC and the reserves that the Company has established with respect to its future environmental costs are such that, based on present information available to it, future environmental costs related to currently known contaminations will not have a material adverse affect on its financial condition or results of operations.

     Patent Litigation. In November 1992, Rodime, PLC ("Rodime") filed a complaint in Federal Court for the Central District of California, alleging infringement of U.S. Patent No. B1 4,638,383 and various state law unfair competition claims. In February 1993, Rodime filed an amended complaint alleging infringement of a second patent, U.S. Patent No. 4,890,174. The Company has initiated a counter-claim against Rodime in the same action for infringement of a Seagate patent, U.S. Patent No. 4,620,251. On June 11, 1993, the Court issued an Order in which the companies stipulated to a dismissal with prejudice of any claims and counterclaims based on U.S. Patent Nos. 4,890,174 and 4,620,251. The Court previously scheduled a pre-trial conference for April 25, 1994; however, just prior to this date, the Court notified the parties that the pre-trial conference had been taken off calendar. No new date has been set for a pre-trial conference. Accordingly, the parties have not been given a date for the commencement of the trial.

     Seagate has filed a number of motions for summary judgment in this action, some of which, if granted, would be completely dispositive of this action. All of these motions are still under submission with the Court. A similar partially dispositive motion for summary judgment was granted in the related action of Quantum Corporation v. Rodime, PLC, currently pending in the District of Minnesota. Rodime has appealed this adverse judgment and this appeal is currently pending before the Court of Appeals for the Federal Circuit.

     It is the opinion of the Company's patent counsel that the Company's products do not infringe any valid claims of the Rodime patent in suit and thus the Company has refused Rodime's offer of a license for its patents. However, many other companies, such as IBM, Conner Peripherals, Hewlett-Packard and a number of Japanese companies have been reported to have made payments to and taken licenses from Rodime.

     Other Litigation. Amstrad PLC ("Amstrad") initiated a lawsuit against the Company in London, England on December 11, 1992 concerning the Company's sale of allegedly defective disc drives to Amstrad. The Company has replied to the allegations made against it by Amstrad by denying all material points of Amstrad's claim and asserting many affirmative defenses. Discovery is continuing and a trial date has been set for April 1996 with various earlier dates for exchange of expert and other testimony. The Company believes this lawsuit is without merit and will continue to defend itself vigorously.

     In October 1991 International Business Machines Corporation ("IBM") initiated a lawsuit in the Federal District Court for Minnesota against the Company and one of its employees for allegedly threatening the misappropriation of IBM trade secrets. IBM thereafter amended its complaint adding another Company employee as a defendant and alleging that the defendants have now misappropriated IBM trade secrets. Discovery is proceeding and the case is to be made trial ready by January 1995. The Company believes that IBM's claims are without merit. The Company and the two individual defendants have also filed counterclaims against IBM.

     The Company is involved in a number of other judicial and administrative proceedings incidental to its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

COMMITMENTS

     Leases. The Company leases certain property, facilities and equipment under non-cancelable lease agreements. Land and facility leases expire at various dates through 2082 and contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index. All of the leases require the Company to pay property taxes, insurance and normal maintenance costs.

     Future minimum lease payments for all leases with initial or remaining terms of one year or more were as follows at July 1, 1994:

                                                                 CAPITAL       OPERATING
                                                                 LEASES         LEASES
                                                                 -------       ---------
                                                                     (IN THOUSANDS)
        1995...................................................  $   594        $22,643
        1996...................................................      403         17,101
        1997...................................................      416         11,898
        1998...................................................      449          6,724
        1999...................................................      483          5,089
        After 1999.............................................    2,486         20,152
                                                                 -------       ---------
                                                                   4,831        $83,607
                                                                                =======
        Less imputed interest..................................    2,759
                                                                 -------
        Present value of payments under capital leases.........    2,072
        Less current portion...................................      168
                                                                 -------
        Long-term lease obligations............................  $ 1,904
                                                                  ======

     Total rent expense for all land, facility and equipment operating leases was approximately $23,000,000, $25,000,000 and $28,000,000 for 1994, 1993 and
1992, respectively.

SUPPLEMENTAL CASH FLOW INFORMATION

                                                                 1994        1993        1992
                                                                -------     -------     -------
                                                                        (IN THOUSANDS)
Cash Transactions:
  Cash paid for interest......................................  $24,654     $20,920     $30,581
  Cash paid for income taxes..................................   31,021      29,234      14,463
Non-Cash Transaction:
  Receipt of note receivable for sale of building.............    5,000          --          --

MERGER

     On May 31, 1994 the Company acquired all of the outstanding stock of Crystal Computer Services, Inc., a Canada based developer and marketer of data access and reporting software for the Windows platform, in exchange for 737,099 shares of the Company's common stock. The transaction was accounted for as a pooling of interests; however, prior period financial statements have not been restated due to immateriality.

SUBSEQUENT EVENTS

     In July 1994 the Company acquired 300,000 shares of its common stock for approximately $7.5 million. The repurchase of these shares was in connection with a stock repurchase program announced in July 1994 in which up to 7,000,000 shares of the Company's common stock may be acquired in the open market. The purpose of the stock repurchase program is to enhance shareholder value. The repurchase program will also provide shares to be issued under the Company's employee stock plans and thereby reduce dilution from such plans.

     In July 1994 the Company acquired 25% of the outstanding voting stock of Dragon Systems, Inc., a Massachusetts based developer of advanced speech recognition technology and products for personal computer and workstation platforms.

     In August 1994 the Company acquired Palindrome Corporation, an Illinois based developer of data protection and management software for NetWare based networks and enterprise LANs, for $69 million. The acquisition was accounted for as a purchase. The Company anticipates that it will incur a one-time write-off of in-process research and development of approximately $40 million in the first quarter of fiscal 1995, ending September 30, 1994.

     In August 1994 the Board of Directors approved an amendment to the Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance thereunder by 2,000,000 shares, subject to shareholder approval at the 1994 Annual Meeting of Shareholders.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Seagate Technology

     We have audited the accompanying consolidated balance sheets of Seagate Technology and subsidiaries as of July 1, 1994 and July 2, 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended July 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Technology and subsidiaries at July 1, 1994 and July 2, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended July 1, 1994 in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP
San Jose, California
July 12, 1994, except for the Subsequent Events note as to which the date is August 4, 1994.