Form 10-K405, Exhibit 13
period 1995-06-30
SEAGATE TECHNOLOGY INC
filed 1995-08-07
CIK 354952

                                                                 EXHIBIT 13.1
SEAGATE TECHNOLOGY, INC.
ANNUAL REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA



FISCAL YEAR ENDED                              JUNE 30,     JULY 1,       JULY 2,    JUNE 30,     JUNE 30,
In thousands except per share data                 1995        1994         1993         1992         1991
----------------------------------------------------------------------------------------------------------

Net sales                                    $4,539,570  $3,500,103   $3,043,604   $2,875,273   $2,676,980

Gross profit                                    931,909     704,282      672,928      487,637      484,491

Income from operations                          372,622     310,957      269,027      106,046      111,285

Income before extraordinary gain                260,082     225,110      195,434       63,183       62,845

Net income                                      260,082     225,110      195,434       63,183       67,458

Primary income per share before
   extraordinary gain                              3.52        3.08         2.80          .92          .95

Primary net income per share                       3.52        3.08         2.80          .92         1.02

Fully diluted income per share
   before extraordinary gain                       3.06        2.83         2.71          .91          .94

Fully diluted net income per share                 3.06        2.83         2.71          .91         1.01

Total assets                                  3,361,262   2,877,530    2,031,193    1,816,604    1,880,060

Long-term debt, less current portion            539,874     549,492      281,276      320,528      393,425

Shareholders' equity                         $1,541,768  $1,328,399   $1,045,241   $  862,068   $  766,340

Number of shares used in per share
  computations:

     Primary                                     73,839      73,064       69,821       68,860       66,140

     Fully diluted                               91,474      85,012       76,265       69,805       66,584



The 1995 results of operations include a $70,360 write-off of in-process research and development incurred in connection with the acquisition of software companies.




QUARTERLY/1995
Unaudited, in thousands except per share data                   1ST          2ND          3RD          4TH
----------------------------------------------------------------------------------------------------------

Net sales                                                 $ 933,146   $1,129,563   $1,184,582   $1,292,279

Gross profit                                                198,145      226,531      230,917      276,316

Income from operations                                       47,480      106,542       96,782      121,818



Net income                                                   22,537       79,269       70,265       88,011

Net income per share:

     Primary                                                    .30         1.07          .97         1.19

     Fully diluted                                              .30          .93          .84         1.02

Price range per share:

     Low                                                    20-1/16       21-7/8        23-5/8          27

     High                                                       $27      $26-3/4       $28-1/4     $42-7/8



The results for the first, third and fourth quarters include in-process research and development charges of $43,000, $12,780, and $14,580 respectively, in connection with business acquisitions.


QUARTERLY/1994
UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA                  1ST           2ND          3RD          4TH
----------------------------------------------------------------------------------------------------------

Net sales                                                 $ 773,878    $ 815,890    $ 909,270   $1,001,065

Gross profit                                                139,858      154,731      193,352      216,341

Income from operations                                       48,485       60,176       94,097      108,199

Net income                                                   36,068       42,742       67,046       79,254

Net income per share:

     Primary                                                    .51          .59          .91         1.07

     Fully diluted                                              .50          .57          .80          .93

Price range per share:

     Low                                                     15-3/4       16-7/8           22           19

     High                                                       $21          $25       $28-3/8      $26-3/4



STOCK AND DIVIDEND INFORMATION

     The Company's common stock trades on the New York Stock Exchange under the symbol "SEG". Until December 12, 1994 the Company's stock traded on the Nasdaq National Market under the symbol "SGAT". The price range per share, reflected in the above tables, is the highest and lowest sale prices for the Company's stock as reported by the New York Stock Exchange or Nasdaq, as applicable, during each quarter. The Company's present policy is to retain its earnings to finance future growth. The Company has never paid cash dividends and has no present intention to pay cash dividends. At June 30, 1995 there were approximately 4,552 shareholders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the five-year summary of selected financial data and the Company's consolidated financial statements and the notes thereto. All references to years represent fiscal years unless otherwise noted.

   BUSINESS The Company designs, manufactures and markets a broad line of rigid magnetic disc drives and disc drive components for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand.

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

   The Company has also invested in, and continues to investigate opportunities to invest in software activities. The Company anticipates that users of computer systems will increasingly rely upon client/server network computing environments and believes that as this reliance increases, users will demand software that more efficiently and securely manages and provides access to data across computer networked environments. As such, the Company is broadening its core competencies to include software products to meet these requirements.

   OPERATIONS The following table sets forth certain items in the Company's Consolidated Statements of Income as a percentage of net sales for each of the three years ended June 30, 1995.

                                                  PERCENTAGE OF NET SALES
                                                1995        1994        1993
----------------------------------------------------------------------------
Net sales                                       100%        100%        100%

Cost of sales                                    79          80          78
                                                ---         ---         ---
Gross profit                                     21          20          22

Product development                               5           5           5

                                       3

Marketing and administrative                      5           6            7

Amortization of goodwill and other intangibles    1          --           --

In-process research and development               2          --           --

Restructuring costs                              --          --            1
                                                ---         ---          ---

Income from operations                            8           9            9

Other income, net                                 1          --           --
                                                ---         ---          ---

Income before income taxes                        9           9            9

Provision for income taxes                       (3)         (3)          (3)
                                               ----         ----        ----

Net Income                                        6%          6%           6%
                                               ----         ----        ----
                                               ----         ----        ----

   1995 VS 1994 Net sales in 1995 were 30% higher than those reported in 1994. The increase was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product and the Company believes this characteristic will continue.

   The increase in gross margin as a percentage of net sales over the prior year was primarily due to a shift in mix to the Company's newer, higher capacity disc drives, an increase in units produced resulting in lower overhead costs per unit and a reduction in material costs partially offset by a decline in the average unit sales prices of the Company's products as a result of the competitive market conditions described above.

   Effective January 1, 1995, the European Union ("EU") established a new General System of Preferences (GSP). Under this revised code certain products which had been exempt from customs duties under the previous GSP rules, including hard disc drives imported into the EU from Singapore, again became subject to such duties (although at a rate lower than Most Favored Nation [MFN] duties). In addition, during calendar 1995 Singapore is progressively losing its status as a beneficiary country under GSP. As a result, hard disc drives produced in Singapore and imported into the EU will realize no reduction from full MFN customs duties after December 31, 1995. The imposition of such customs duties could negatively impact revenues or increase costs and adversely impact gross margins depending upon the extent to which such duties are absorbed by the Company.

   Product development expenses increased by $48,117,000 (28%) compared with 1994, primarily due to increases in salaries and related costs, ongoing product development expenses of the recently acquired businesses, and costs incurred in connection with joint development agreements with Sony Corporation, Japan and Headway Technologies, Inc., as well as an overall increase in the Company's product development efforts.

   Marketing and administrative expenses increased by $37,117,000 (18%) compared with 1994, primarily due to ongoing marketing and administrative expenses of the Company's recently acquired businesses and increases in salaries and related costs, advertising and promotion and telephone expenses partially offset by decreases in the provision for bad debts, legal expenses and travel and entertainment expenses.

   Amortization of goodwill and other intangibles increased by $10,368,000 (81%) compared with 1994, primarily due to additional goodwill and other intangibles arising from various investments in and acquisitions of businesses in 1995 (see Acquisitions note to consolidated financial statements).

   The $70,360,000 charge for in-process research and development in 1995 consists of one time write-offs incurred in connection with the acquisitions of Palindrome Corporation, Network Computing, Inc., Netlabs Inc., Frye Computer Systems, Inc. and Creative Interaction Technologies, Inc. The Company intends to continue its expansion into software and other complementary businesses and is actively pursuing discussions with companies that fit with its strategy. As a result, the Company expects that it will continue to incur charges for in-process research and development as it acquires businesses.

   Net other income increased by $26,088,000 compared with 1994, primarily due to higher interest income from higher levels of average invested cash and higher interest rates, partially offset by higher interest expense from higher average debt outstanding.

   The provision for income taxes increased from $96,476,000 in 1994 to $149,257,000 in 1995 primarily due to the increase in pre-tax earnings in 1995 and an increase in the Company's effective tax rate from 30% in 1994 to 36% in 1995. The increase in the effective tax rate was due to the $70,360,000 write-off of in-process research and development incurred in connection with the acquisitions of software companies (see Acquisitions note to consolidated financial statements) that is not deductible for domestic tax purposes. The Company's Far East manufacturing operations in Singapore, Thailand and Malaysia operate under various tax holidays which expire in whole or in part during fiscal years 1997 and 1999. The Company provided income taxes at the U.S. statutory rate in 1995 on approximately 59% of earnings from foreign subsidiaries compared with approximately 61% of such earnings in 1994. A substantial portion of the earnings from the foreign subsidiaries is free of foreign taxes. The net impact of these tax holidays was to increase net income by approximately $46,989,000 ($0.51 per share, fully diluted) in 1995, approximately $29,624,000 ($0.35 per share, fully diluted) in 1994, and approximately $28,543,000 ($0.37 per share, fully diluted) in 1993.

   The Company's effective tax rate before the write-off of in-process research and development was 30%. While the Company expects the fiscal year 1996 effective tax rate to approximate 30%, the actual effective tax rate may be higher than 30% if the Company incurs additional non-deductible charges in connection with future acquisitions.

   OTHER MATTERS The United States Environmental Protection Agency (EPA) and/or similar state agencies have identified the Company as a potentially responsible party with respect to environmental conditions at several different sites to which hazardous wastes had been shipped or from which they were released. These sites were acquired by the Company from Ceridian Corporation ("Ceridian") (formerly Control Data Corporation) in fiscal 1990. Other parties have also been identified at certain of these sites as potentially responsible parties. Many of these parties either have shared or likely will share in the costs associated with the sites. Investigative and/or remedial activities are ongoing at such sites.

   The Company's portion of the estimated cost of investigation and remediation of known contamination at the sites to be incurred after June 30, 1995 was approximately $14,900,000. Through June 30, 1995 the Company had recovered approximately $2,500,000 from Ceridian through its indemnification and cost sharing agreements with Ceridian and, in addition, expects to recover approximately $9,800,000 from Ceridian over the next 30 years. After deducting the expected recoveries from Ceridian, the expected aggregate undiscounted liability was approximately $5,100,000 at June 30, 1995 with payments expected to begin in 1999. The total liability for all sites recorded by the Company after considering the estimated effects of inflation, reimbursements by Ceridian and discounting was approximately $3,000,000 at June 30, 1995.

   The Company believes that the indemnification and cost-sharing agreements entered into with Ceridian and the reserves that the Company has established with respect to its future environmental costs are such that, based on present information available to it, future environmental costs related to currently known contamination will not have a material adverse effect on its financial condition or results of operations.

   The effect of inflation on operating results has been insignificant. The Company believes this is due to the absence of any significant inflation factors in the industry in which the Company participates.

   Gains and losses resulting from translation of foreign financial statements into U.S. dollars have not had a significant effect on the results from operations.

   The Company may enter into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. Gains and losses on contracts to hedge identifiable foreign currency commitments are deferred and accounted for as part of the related foreign currency transaction. Gains and losses on all other forward exchange and option contracts are included in income currently. Transaction gains and losses have not been material.

   1994 VS 1993 Net sales in 1994 were 15% higher than those reported in 1993. The increase over 1993 was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. Although price erosion for the Company's lower capacity products slowed considerably during the last half of 1994, price erosion for the Company's higher capacity products became more severe during this time period, particularly due to more aggressive marketing of disc drives into the merchant market channels by large OEM computer manufacturers.

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

   Effective July 3, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). As permitted by SFAS 109, the Company elected not to restate the financial statements of any prior years. The change had no effect on pretax income from continuing operations; however, the cumulative effect of the change increased net income by $3,000,000 or $.04 per share. The change was not material; therefore, the Company recorded the cumulative effect of the change as a reduction of income tax expense for the quarter ended October 1, 1993.

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

   OTHER MATTERS The effect of inflation on operating results has been insignificant. The Company believes this is due to the absence of any significant inflation factors in the industry in which the Company participates.

   Gains and losses resulting from translation of foreign financial statements into U.S. dollars have not had a significant effect on the results from operations. Transaction gains and losses resulting from hedging activities have not been material.

   LIQUIDITY AND CAPITAL RESOURCES At June 30, 1995, the Company's cash, cash equivalents and short-term investments totaled $1,246,626,000, a decrease of $86,916,000 from the prior year-end balances. This decrease was primarily a result of the Company's additions to property, equipment and leasehold improvements, its business acquisitions and equity investments and the repurchase by the Company of 4,457,500 shares of its common stock, largely offset by cash provided by operating activities and proceeds from the exercise of stock options and stock sales under the Company's Employee Stock Purchase Plan. The Company's cash, cash equivalents and short-term investments are being maintained in short-term liquid investments until required for other purposes.

   In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), which requires a change in the method used to account for certain investments. The Company adopted SFAS 115 effective July 2, 1994. The cumulative effect as of July 2, 1994 of the adoption of SFAS 115 did not have a material effect on the Company's financial condition or results of operations.

   In December 1993, the Company completed an offering of $270,750,000 principal amount of 5% convertible subordinated debentures due 2003. The proceeds of the offering are being used to further strengthen the Company's financial position and to provide the Company with additional financial flexibility to take advantage of business opportunities as they arise. Such opportunities have thus far included the acquisitions of and investment in, complementary businesses, products and technologies.

   At June 30, 1995, accounts receivable were $567,747,000, an increase of $175,516,000 from the July 1, 1994 balance. This increase was primarily a result of the Company's higher sales volume.

   As of June 30, 1995, the Company had a domestic credit facility consisting of a $50 million line of credit. There were no borrowings under this line of credit at June 30, 1995 although approximately $11 million had been utilized for letters of credit. Additionally, the Company had approximately $33 million of non-domestic lines of credit which can be used for borrowings as well as letters of credit, bankers' guarantees and overdraft facilities. Although there were no borrowings under these lines at June 30, 1995, approximately $3 million had been utilized for bankers' guarantees and letters of credit. The Company also had approximately $27 million of lines of credit worldwide which can be used for letters of credit and bankers' guarantees, but not borrowings. Of the $27 million, approximately $6 million had been utilized at June 30, 1995.

   The Company made investments in property and equipment in 1995 totaling $364 million. This amount comprised $147 million for manufacturing facilities and equipment related to the Company's sub-assembly and disc drive final assembly and test facilities in the U.S. and Far East, $137 million for manufacturing facilities and equipment for the thin-film head operations in the U.S., Malaysia and Northern Ireland, $55 million for expansion of the Company's thin-film media operations in California and $25 million for other purposes. The Company presently anticipates investments of approximately $950 million in property and equipment in 1996. The Company plans to finance these investments from existing cash balances and cash flows from operations.

   During the year ended June 30, 1995 the Company acquired 4,457,500 shares of its common stock for approximately $113 million. The repurchase of these shares was in connection with a stock repurchase program announced in July 1994 in which up to 7,000,000 shares of the Company's common stock may be acquired in the open market. The purpose of the stock repurchase program is to enhance shareholder value. The repurchase program also provides shares to be issued under the Company's employee stock plans and thereby reduces dilution from such plans. The Company is uncertain as to whether any further repurchases of its shares will be made in the foreseeable future.

   The Company anticipates that users of computer systems will increasingly rely upon client/server network computing environments and believes that as this reliance increases, users will demand software that more efficiently and securely manages data across computer networked environments. As such, the Company is broadening its core competencies to include software products that meet these requirements. During the year ended June 30, 1995, the Company acquired Palindrome Corporation, a storage management software company, and Network Computing, Inc., NetLabs Inc., Frye Computer Systems, Inc., and Creative Interaction Technologies, Inc., all network management software companies.

   The Company is also pursuing a strategy to establish itself as a leading supplier of selected magnetic recording components, including thin-film heads, to other manufacturers. In line with this strategy, the Company, during the year ended June 30, 1995, acquired Applied Magnetics Corporation's tape head subsidiary, a manufacturer of magnetic recording tape heads for digital data storage.

   The total cost of all businesses acquired during the year ended June 30, 1995, including acquisition costs, was $142,052,000 net of cash acquired. The Company intends to continue its expansion into software and other complementary businesses and is actively pursuing discussions with companies that fit with its strategy. The Company plans to finance this expansion primarily through cash flows from operations and existing cash balances. However, it is also possible that the Company may utilize funds raised through equity or debt financing.

   The Company believes that its cash balances together with cash flows from operations and its borrowing capacity will be sufficient to meet its working capital needs for the foreseeable future.

CONSOLIDATED BALANCE SHEETS

                                                                  JUNE 30,      JULY 1,
IN THOUSANDS EXCEPT SHARE DATA                                        1995         1994
----------------------------------------------------------------------------------------

ASSETS
Cash and cash equivalents                                       $  702,194    $  804,717
Short-term investments                                             544,432       528,825
Accounts receivable                                                567,747       392,231
Inventories                                                        395,838       342,537
Deferred income taxes                                              127,769        95,784
Other current assets                                               106,906        82,351
                                                               -----------    ----------
      Total Current Assets                                       2,444,886     2,246,445
                                                               -----------    ----------
Property, equipment and leasehold improvements, net                615,251       415,038
Goodwill and other intangibles, net                                189,328       126,395
Other assets                                                       111,797        89,652
                                                               -----------    ----------
      Total Assets                                              $3,361,262    $2,877,530
                                                               -----------    ----------
                                                               -----------    ----------

LIABILITIES
Accounts payable                                                $  460,213    $  363,709
Accrued employee compensation                                      112,988        83,843
Accrued expenses                                                   251,696       190,377
Accrued income taxes                                                74,288        64,687
Current portion of long-term debt                                   10,561           168
                                                               -----------    ----------
      Total Current Liabilities                                    909,746       702,784
                                                               -----------    ----------
Deferred income taxes                                              244,731       218,801
Other liabilities                                                  125,143        78,054
Long-term debt, less current portion                               539,874       549,492
                                                               -----------    ----------
      Total Liabilities                                          1,819,494     1,549,131
                                                               -----------    ----------
Commitments and Contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value--1,000,000 shares
   authorized; none issued or outstanding                               --            --
Common stock, $.01 par value -- 200,000,000 shares authorized;
   shares issued -- 72,846,505 in 1995 and
   72,832,351 in 1994                                                  729           728
Additional paid-in capital                                         393,849       373,296
Retained earnings                                                1,171,067       955,419
Treasury common stock at cost, 856,234 shares in 1995              (22,839)           --
Foreign currency translation adjustment                             (1,038)       (1,044)
                                                               -----------    ----------
      Total Shareholders' Equity                                 1,541,768     1,328,399
                                                              -----------    ----------

      Total Liabilities and Shareholders' Equity                $3,361,262    $2,877,530
                                                               -----------    ----------
                                                               -----------    ----------

See notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF INCOME

                                                        JUNE 30,      JULY 1,      JULY 2,
FOR THE YEARS ENDED, IN THOUSANDS EXCEPT PER SHARE DATA     1995         1994         1993
------------------------------------------------------------------------------------------
Net sales                                             $4,539,570   $3,500,103   $3,043,604

Cost of sales                                          3,607,661    2,795,821    2,370,676

Product development                                      220,024      171,907      154,005

Marketing and administrative                             245,811      208,694      222,071

Amortization of goodwill and other intangibles            23,092       12,724       12,825

In-process research and development                       70,360           --           --

Restructuring costs                                           --           --       15,000
                                                      ----------   ----------   ----------

     Total Operating Expenses                          4,166,948    3,189,146    2,774,577
                                                      ----------   ----------   ----------

     Income from Operations                              372,622      310,957      269,027

Interest income                                           65,560       37,191       23,659

Interest expense                                         (32,966)     (26,339)     (23,511)

Other                                                      4,123         (223)       2,261
                                                      ----------   ----------   ----------

     Other Income, net                                    36,717       10,629        2,409

Income before income taxes                               409,339      321,586      271,436

Provision for income taxes                              (149,257)     (96,476)     (76,002)
                                                      ----------   ----------   ----------

     Net Income                                       $  260,082   $  225,110   $  195,434
                                                      ----------   ----------   ----------
                                                      ----------   ----------   ----------

Net Income per Share:

     Primary                                          $     3.52   $     3.08   $     2.80

     Fully diluted                                          3.06         2.83         2.71

Number of shares used in per share computations:

     Primary                                              73,839       73,064       69,821

     Fully Diluted                                        91,474       85,012       76,265

See notes to consolidated financial statements


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        JUNE 30,        JULY 1,       JULY 2,
FOR THE YEARS ENDED, IN THOUSANDS                           1995           1994          1993
---------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Income                                              $260,082       $225,110      $195,434
Adjustments to reconcile net income
to net cash from operating activities:
   Depreciation and amortization                         215,358        173,998       188,734
   Deferred income taxes                                 (18,259)        33,308        25,566
   In-process research and development                    70,360             --            --
   Other                                                     585          2,607         9,027
   Changes in operating assets and liabilities:
      Accounts receivable                               (168,954)       (34,550)       43,767
      Inventories                                        (90,816)        37,542      (114,003)
      Accounts payable                                    87,213        109,411        11,368
      Accrued income taxes                                30,154         31,084        21,202
      Other assets and liabilities                       120,993         41,181         7,635
                                                       ---------      ---------      --------
   Net cash provided by operating activities             506,716        619,691       388,730

INVESTING ACTIVITIES
Acquisition of property, equipment and
leasehold improvements, net                             (353,431)      (197,684)     (173,570)
Purchases of short-term investments                   (1,292,697)      (870,867)     (335,566)
Maturities and sales of short-term investments         1,279,475        541,782       203,414
Acquisitions of businesses, net of cash acquired        (142,052)            --           --
Equity Investments                                       (29,811)            --           --
Other                                                      1,296        (17,619)      (32,550)
                                                       ---------      ---------      --------
   Net cash used in investing activities                (537,220)      (544,388)     (338,272)

FINANCING ACTIVITIES
Issuance of long-term debt                                   --         270,750           --
Repayment of long-term debt                               (1,466)        (3,931)      (40,204)
Sale of common stock                                      45,124         37,836        20,153
Purchase of treasury stock                              (113,409)            --       (36,602)
                                                       ---------      ---------      --------
   Net cash provided by (used in) financing activities   (69,751)       304,655       (56,653)
Effect of exchange rate changes on
  cash and cash equivalents                               (2,268)        (1,335)           (7)
                                                       ---------      ---------      --------
   Increase (decrease) in cash and cash equivalents     (102,523)       378,623        (6,202)
Cash and cash equivalents at the beginning of the year   804,717        426,094       432,296
                                                       ---------      ---------      --------
Cash and cash equivalents at the end of the year        $702,194       $804,717      $426,094
                                                       ---------      ---------      --------
                                                       ---------      ---------      --------

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


FOR THE YEARS ENDED                                                                       FOREIGN
JUNE 30, 1995, JULY 1,          COMMON STOCK     ADDITIONAL   TREASURY                    CURRENCY
1994 AND JULY 2,               --------------     PAID-IN      COMMON     DEFERRED       TRANSLATION   RETAINED
1993, IN THOUSANDS             SHARES   AMOUNT    CAPITAL       STOCK    COMPENSATION    ADJUSTMENT    EARNINGS      TOTAL
----------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 1992        68,288    $682     $301,894      $(793)     $(2,303)       $1,316       $561,272     $862,068

Sale of stock                   2,372      24       20,129                                                            20,153

Purchase of treasury
stock at cost                                                 (36,602)                                               (36,602)

Retirement of
treasury stock                 (2,505)    (25)     (10,576)    37,395                                   (26,794)         ---

Amortization of deferred
compensation                                                                 1,843                                     1,843

Income tax benefit from
stock options exercised                              4,122                                                             4,122

Foreign currency
translation adjustment                                                                    (1,777)                     (1,777)

Net Income                                                                                              195,434      195,434
                              -------     -----   ---------  ---------  ----------       --------    ----------   ----------
Balance at July 2, 1993        68,155     681      315,569         --         (460)         (461)       729,912    1,045,241

Sale of stock                   3,940      40       37,796                                                            37,836

Amortization of deferred
compensation                                                                   460                                       460

Income tax benefits, primarily
from stock options exercised                        19,938                                                            19,938

Merger with Crystal
Computer Services, Inc.           737       7           (7)                                                 397          397

Foreign currency
translation adjustment                                                                      (583)                       (583)

Net Income                                                                                              225,110      225,110
                              -------     -----   ---------  ---------  ----------       --------    ----------   ----------
Balance at July 1, 1994        72,832     728      373,296         --           --        (1,044)       955,419    1,328,399

Sale of stock                      15       1                                                                              1

Purchase of treasury
stock at cost                                                (113,409)                                              (113,409)

Issuance of treasury stock                                     90,570                                   (45,447)      45,123

Income tax benefit
from stock options exercised                        20,553                                                            20,553

Foreign currency
translation adjustment                                                                         6                           6

Unrealized gain on
marketable securities                                                                                     1,013        1,013

Net Income                                                                                              260,082      260,082
                              -------     -----   ---------  ---------  ----------       --------    ----------   ----------
Balance at June 30, 1995       72,847     $729     $393,849   $(22,839)  $      --       $(1,038)    $1,171,067   $1,541,768
                              -------     -----   ---------  ---------  ----------       --------    ----------   ----------
                              -------     -----   ---------  ---------  ----------       --------    ----------   ----------

See notes to consolidated financial statements

                                        15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after eliminations.

   The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1995 ended on June 30, 1995, fiscal 1994 ended on July 1, 1994 and fiscal 1993 ended on July 2, 1993. All fiscal years comprised 52 weeks.
All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

   FOREIGN CURRENCY TRANSLATION The U.S. dollar is the functional currency for most of the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income for those operations whose functional currency is the U.S. dollar and as a separate component of shareholders' equity for those operations whose functional currency is the local currency.

   The Company may enter into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. Gains and losses on contracts to hedge identifiable foreign currency commitments are deferred and accounted for as part of the related foreign currency transaction. Gains and losses on all other forward exchange and option contracts are included in income currently. Transaction gains and losses have not been material.

   REVENUE RECOGNITION AND PRODUCT WARRANTY Revenue from sales of products is generally recognized upon shipment to customers. The Company warrants its products against defects in design, materials and workmanship generally for three to five years depending upon the capacity category of the disc drive, with the higher capacity products being warranted for the longer periods. A provision for estimated future costs relating to warranty expense is recorded when products are shipped.

   INVENTORY Inventories are valued at the lower of standard cost (which approximates actual cost using the first-in, first-out method) or market.

   PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS Land, equipment, buildings and leasehold improvements are stated at cost. Equipment and buildings are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease.

   INCOME TAXES The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), effective
July 3, 1993. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. In 1993, income tax expense was determined using Accounting Principles Board Opinion No. 11 (APB 11).

   NET INCOME PER SHARE Primary net income per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents consist of stock options. Fully diluted net income per share further assumes the conversion of the Company's 5% and 6-3/4% convertible subordinated debentures for the period they were outstanding.

   CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. The Company's short-term investments comprise readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. Where the remaining maturity is more than one year the securities are classified as short-term investments as the Company's intention is to convert them into cash within one year.

   Effective July 2, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of July 2, 1994 of the adoption of SFAS No. 115 did not have a material effect on the Company's financial condition or results of operations.

   The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

   CONCENTRATION OF CREDIT RISK The Company designs, manufactures and markets a line of rigid magnetic disc drives for sale throughout the world to original equipment manufacturers, distributors, resellers and dealers. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for non-collection of accounts receivable is based upon the expected collectibility of all accounts receivable. The Company places its cash equivalents and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer.

   GOODWILL AND OTHER INTANGIBLES Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from eight months to fifteen years. Accumulated amortization was $82,265,000 and $59,421,000 as of June 30, 1995 and July 1, 1994, respectively.

FINANCIAL INSTRUMENTS

   The following is a summary of available-for-sale securities at June 30, 1995:


                                                          Gross         Gross
                                           Amortized    Unrealized    Unrealized
                                              Cost         Gain          Loss       Fair Value
In thousands
----------------------------------------------------------------------------------------------
Corporate Bonds                              $374,999         $523       $(58)        $375,464

U.S. Government Obligations                   201,482          615       (116)         201,981

Commercial Paper                              218,734           45        (10)         218,769

Money Market Instruments                      112,151          515         --          112,666

Municipal Bonds                                72,200           46         --           72,246

Taxable Auction Rate Preferred Stock          108,099           --       (546)         107,553
                                           ----------      -------       -----      ----------

Total                                      $1,087,665       $1,744       $(730)     $1,088,679
                                           ----------      -------       -----      ----------
                                           ----------      -------       -----      ----------

Included in short-term investments                                                    $544,432

Included in cash and cash equivalents                                                  544,247
                                                                                    ----------
Total                                                                               $1,088,679
                                                                                    ----------
                                                                                    ----------

   The gross realized gains and losses on the sale of available-for-sale securities were immaterial for the year ended June 30, 1995.

   The fair value of the Company's investment in debt securities at June 30, 1995, by contractual maturity, is as follows (in thousands):


Due in less than 1 year                                $680,214

Due in 1 to 2-1/2 years                                 188,246
                                                       --------

Total                                                  $868,460
                                                       --------
                                                       --------

   FAIR VALUE DISCLOSURES The carrying value of cash and cash equivalents approximates fair value. The fair values of short-term investments, convertible subordinated debentures (See Long-Term Debt and Lines of Credit footnote) and foreign currency forward exchange and option contracts are estimated based on quoted market prices. The fair value of the Company's 7.7% note payable approximated its carrying value.

   The carrying values and fair values of the Company's financial instruments are as follows:


In thousands                                                  June 30, 1995             July 1, 1994
-----------------------------------------------------------------------------------------------------------
                                                          Carrying     Estimated    Carrying     Estimated
                                                           amount      fair value    amount      fair value
-----------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                  $702,194     $702,194     $804,717     $804,717

Short-term investments                                      544,432      544,432      528,825      528,825

5% convertible subordinated debentures                      270,750      422,370      270,750      249,090

6 3/4% convertible subordinated debentures                  266,838      280,180      266,838      224,811

7.7% note payable                                            10,000       10,000       10,000       10,000

Foreign currency forward exchange and option contracts           --       (4,142)          --         (946)


    DERIVATIVE FINANCIAL INSTRUMENTS The Company may enter into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. At June 30, 1995, the Company had forward exchange contracts totaling $114,000,000 maturing over the next twelve months for the purchase of Singapore dollars in support of the expansion and modernization of its Singapore facility. In addition, at June 30, 1995, the Company had approximately $60,000,000 of forward contracts for the purchase of Malaysian Ringets, $56,000,000 of forward contracts for the purchase of Singapore dollars, and had written option contracts amounting to $140,000,000 for the purchase of Singapore dollars, all to be utilized for ongoing operating requirements. The Malaysian forward contracts mature over the next six months, the Singapore forward contracts mature over the next three months, and the written option contracts for Singapore dollars mature over the next fifteen months. The unrealized deferred loss on the Company's foreign exchange contracts as of June 30, 1995, was not material.

     While the contract or notional amounts of the Company's forward exchange and option contracts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk.
The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating criteria for off-balance-sheet transactions are similar to those for investments.

ACCOUNTS RECEIVABLE

   Accounts receivable are summarized below:


In thousands                                   1995                1994
-------------------------------------------------------------------------
Accounts receivable                          $621,146            $435,061

Less allowance for non-collection              53,399              42,830
                                             --------            --------

                                             $567,747             $392,231
                                             --------            ---------
                                             --------            ---------

INVENTORIES

   Inventories are summarized below:


In thousands                                    1995                 1994
------------------------------------------------------------------------------
Components                                   $203,036              $188,477

Work-in-process                                65,124                56,735

Finished goods                                127,678                97,325
                                             --------              --------

                                             $395,838              $342,537
                                             --------              --------
                                             --------              --------


PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consisted of the following:


In thousands                                            1995                     1994
-----------------------------------------------------------------------------------------
Land                                                   $9,148                    $8,278

Equipment                                             956,808                   742,215

Building and Leasehold Improvements                   235,673                   187,155

Construction in progress                              100,389                    33,205
                                                    ----------                  ---------
                                                    1,302,018                    970,853

Less accumulated depreciation and amortization        686,767                    555,815
                                                    ----------                  ---------

                                                     $615,251                    $415,038
                                                    ----------                   ---------
                                                    ----------                   ---------


   Equipment and leasehold improvements include assets under capitalized leases. Lease amortization is included in depreciation expense.

   In 1993, the Company reduced the number of years over which certain equipment is depreciated, resulting in additional depreciation expense of approximately $15,000,000.

   Depreciation expense was $163,771,000, $138,208,000 and $155,018,000 in
1995, 1994 and 1993, respectively.

ACCRUED WARRANTY

   Accrued warranty of $103,246,000 and $66,105,000 is included in accrued expenses in 1995 and 1994, respectively, and accrued warranty of $116,833,000 and $72,515,000 is included in other liabilities in 1995 and 1994, respectively.

LONG-TERM DEBT AND LINES OF CREDIT

   Long-term debt consisted of the following:


In thousands                                                                        1995              1994
-------------------------------------------------------------------------------------------------------------
6-3/4% convertible subordinated debentures, due 2012                              $266,838           $266,838

5% convertible subordinated debentures, due 2003                                   270,750            270,750

7.7% note payable to Ceridian Corporation, due October 1995                         10,000             10,000

Capitalized lease obligations with interest at 14% to 19.25% collateralized
 by certain manufacturing equipment and buildings                                    2,847              2,072
                                                                                --------           --------
                                                                                   550,435            549,660
Less: Current portion                                                               10,561                168
                                                                                  --------           --------
                                                                                  $539,874           $549,492
                                                                                  --------           --------
                                                                                  --------           --------


   At June 30, 1995 future minimum principal payments on long-term debt and capitalized lease obligations were as follows:


In thousands
---------------------------------------------------------------------------
1996                                                                $10,561

1997                                                                    253

1998                                                                    103

1999                                                                     27

2000                                                                      3

After 2000                                                          539,488
                                                                   --------

                                                                   $550,435
                                                                   --------
                                                                   --------


   The Company's 6-3/4% convertible subordinated debentures due 2012 are convertible into 6,278,541 shares of common stock at $42.50 per share at any time prior to maturity. Sinking fund payments begin in 1998 in an amount sufficient to retire annually 5% of the aggregate principal amount of debentures issued, calculated to retire 70% of the debentures prior to maturity.

   The Company's 5% convertible subordinated debentures due 2003 are convertible into 10,314,286 shares of common stock at $26.25 per share at any time prior to maturity. Subsequent to November 2, 1996 the debentures are redeemable at the option of the Company, in whole or in part, initially at 103.5% and thereafter at prices declining to 100% at maturity, together with accrued interest. These debentures were issued in an offering not registered or required to be registered under the U.S. Securities Act of 1933, as amended and therefore were offered only to "qualified institutional buyers" and "accredited investors" as defined by the applicable Securities and Exchange Commission regulations. These debentures are traded in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. In 1994 holders of the 5% convertible subordinated debentures due 2003 exercised their registration rights with respect to the shares of common stock of the Company into which such debentures are convertible. In 1995 the Company filed a registration statement under the Securities Act of 1933, as amended, to register such shares of common stock.

   At June 30, 1995, the fair value of the Company's 6-3/4% convertible subordinated debentures, based on the New York Stock Exchange quoted market price, was approximately $280,180,000. At June 30, 1995, the fair value of the Company's 5% convertible subordinated debentures was approximately $422,370,000 based on the quoted market price from brokers of these securities. The aggregate fair value of the Company's other long-term debt approximated its carrying value at June 30, 1995.

   The Company maintains an unsecured domestic credit facility consisting of a $50 million line of credit under a credit agreement with four banks which expires in June 1997. Borrowings under this agreement bear interest, as defined in the agreement, at (1) the higher of the agent bank's prime rate (9% at June 30, 1995) or the federal funds rate or (2) at the option of the Company, an adjusted certificate of deposit rate or the London Interbank Offered Rate. The credit agreement provides for a commitment fee and restrictions on dividend payments and includes certain financial covenants.

   Through its overseas subsidiaries, the Company has short-term credit and overdraft borrowing facilities totaling approximately $33 million. Additionally, the Company had approximately $27 million in lines of credit worldwide which can be used for letters of credit and banker's guarantees, but not borrowings. Any borrowings or other utilization under these facilities are guaranteed by the parent company. For virtually all of the borrowing lines, interest is at the banks' prime rates.

   While there were no borrowings under these lines of credit at June 30, 1995, portions of the credit lines had been utilized to cover outstanding letters of credit and bank guarantees as required in various supplier agreements, and for forward purchases and sales of foreign currencies. As of June 30, 1995, the Company had available to it combined unused borrowing capacity of $69 million under its lines of credit worldwide.

STOCK OPTION AND STOCK PURCHASE PLANS

     Options granted under the Company's stock option plans are granted at fair market value, expire ten years from the date of the grant and generally vest in four equal annual installments, commencing one year from the date of the grant.

     Following is a summary of stock option activity for the three years ended June 30, 1995:

                                             Options Outstanding
                                         -------------------------------------------
                              Options                  Aggregate
                             Available                  Exercise          Price
                             For Grant     Number         Price         Per Share
------------------------------------------------------------------------------------
Balance July 1, 1992         2,573,111    10,810,992   $105,506,342   $5.75-$15.875

Granted                     (1,399,000)    1,399,000     22,064,156    12.25-20.625

Exercised                       --        (1,880,693)   (14,090,808)    5.75-15.375

Expired                       (258,523)        --           --              --

Canceled                       500,298      (500,298)    (5,489,666)     5.75-18.75
                            ----------    ----------    -----------    ------------

Balance July 2, 1993         1,415,886     9,829,001    107,990,024     5.75-20.625

Additional Authorizations -
1991 ISO Plan                6,000,000         --           --              --

Granted                     (2,882,972)    2,882,972     62,937,159     16.00-27.75

Exercised                       --        (3,396,187)   (30,543,475)    5.75-19.625

Expired                       (104,372)        --           --              --

Canceled                       274,837      (274,837)    (3,847,168)     5.75-27.75
                            ----------    ----------    -----------    ------------
Balance July 1, 1994         4,703,379     9,040,949    136,536,540      5.75-27.75

Granted                     (2,422,611)    2,422,611     64,639,997    21.875-33.25

Exercised                       --        (3,208,048)   (36,709,183)     5.75-27.75

Expired                        (96,591)        --            --              --

Canceled                       358,953      (358,953)    (6,751,806)     7.50-27.75
                            ----------    ----------    -----------    ------------
Balance June 30, 1995        2,543,130     7,896,559   $157,715,548    $5.75-$33.25
                            ----------    ----------    -----------    ------------
                            ----------    ----------    -----------    ------------

     At June 30, 1995, options to purchase 1,923,533 shares of common stock were exercisable.

     In 1990, the Company established the Executive Stock Program and the grant of rights to purchase 500,000 shares of the Company's common stock at $.01 per share to each of three officers and directors of the Company. Subsequently, two of those officers/directors resigned, one in 1991 and the other in 1992. As a result of those resignations the Company repurchased 750,000 of the shares at their original purchase price, canceled the shares, and reversed the associated amortization of deferred compensation. The difference between the fair market value of the shares at the date of grant and the exercise price was recorded as deferred compensation in the financial statements and was charged to operations over a four year period. The amount charged to operations was $460,000, and $1,843,000 in 1994 and 1993, respectively.

     The Company also maintains an Employee Stock Purchase Plan. A total of 6,800,000 shares of common stock have been authorized for issuance under the Purchase Plan. The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 422,699, 558,988 and 482,698 shares of common stock were issued in 1995, 1994 and 1993, respectively.

     Common stock reserved for future issuance under the Company's Stock Option and Stock Purchase Plans aggregated 12,806,384 shares at June 30, 1995.

     In July 1995 the Board of Directors approved an amendment to the 1991 Incentive Stock Option plan to increase the number of shares of common stock reserved for issuance thereunder by 6,000,000, subject to shareholder approval at the 1995 Annual Meeting of Shareholders.

EMPLOYEE PROFIT SHARING AND EXECUTIVE BONUS PLANS

     The Company allocates a certain percentage of quarterly pre-tax profits to its Employee Profit Sharing Plan which is currently distributed to employees, excluding officers, employed for the full quarter. The Company also allocates a certain percentage of quarterly pre-tax profits to its Executive Bonus Plan. Distributions to corporate officers under this plan are subject to the discretion of the Board of Directors. Charges to operations for these Plans during 1995, 1994 and 1993 were $54,130,000, $34,487,000, and
$26,155,000, respectively.

INCOME TAXES

The provision for income taxes consisted of the following:


In thousands                             1995           1994              1993
--------------------------------------------------------------------------------
                                                                        Deferred
                                          Liability Method               Method
                                          ----------------              --------
Federal

     Current                          $129,203        $40,280            $35,687

     Deferred                          (16,020)        34,351             26,077
                                      --------        -------            -------
                                       113,183         74,631             61,764
                                      --------        -------            -------
State

     Current                            27,280         13,907             13,526

     Deferred                           (8,762)          (894)            (2,669)
                                      --------        -------            -------
                                        18,518         13,013             10,857
                                      --------        -------            -------
Foreign

     Current                            11,033          8,981              1,223

     Deferred                            6,523           (149)             2,158
                                      --------        -------            -------
                                        17,556          8,832              3,381
                                      --------        -------            -------

Provision for Income Taxes            $149,257        $96,476            $76,002
                                      --------        -------            -------
                                      --------        -------            -------

     The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts approximated $20,553,000, $19,938,000 and $4,122,000 for 1995, 1994
and 1993, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:


In thousands                                   June 30, 1995         July 1, 1994
------------------------------------------------------------------------------------
DEFERRED TAX ASSETS

Receivable reserves                              $  17,876             $  15,268

Inventory valuation accounts                        13,496                 9,017

Accrued compensation and benefits                   21,787                14,382

Warranty reserves                                   85,214                54,132

Foreign net operating loss carryforwards            13,208                11,129

Other reserves and accruals                         19,764                25,903

Accrued taxes                                       10,114                 5,787

Other                                               10,181                 6,325
                                                 ---------             ---------
     Total Deferred Tax Assets                     191,640               141,943

Valuation allowance                                (19,139)              (17,522)
                                                 ---------             ---------
     Net Deferred Tax Assets                     $ 172,501             $ 124,421
                                                 ---------             ---------
DEFERRED TAX LIABILITIES

Unremitted income of foreign subsidiaries        $(245,206)            $(199,766)

Acquisition related items                          (31,248)              (25,099)

Property reserves                                   (3,494)              (12,242)

Other                                               (9,515)              (10,331)
                                                 ---------             ---------
     Total Deferred Tax Liabilities               (289,463)             (247,438)
                                                 ---------             ---------
     Net Deferred Tax Liabilities                $(116,962)            $(123,017)
                                                 ---------             ---------
                                                 ---------             ---------

     The valuation allowance has been provided for deferred tax assets related to foreign net operating loss carryforwards and future tax benefits related to the merger with Crystal Computer Services, Inc. not realized as of the combination date. The valuation allowance increased by $1,617,000 and $9,666,000 in 1995 and 1994, respectively.

     The differences between the provision for income taxes at the U.S. statutory rate and the effective rate are summarized as follows:


In thousands                             1995           1994              1993
--------------------------------------------------------------------------------
                                                                        Deferred
                                          Liability Method               Method
                                          ----------------              --------

Provision at U.S. statutory rate      $143,269        $112,555          $92,288

State income taxes net of federal
income tax benefit                      12,037           8,458            7,166

Benefit from net earnings of foreign
subsidiaries considered to be
permanently invested in non-U.S.
operations                             (52,668)        (36,021)         (31,244)

Foreign income taxes                    14,529           5,539            2,431

Write-off of in-process research
and development                         24,626           --                 --

Other                                    7,464           5,945            5,361
                                      --------         -------          -------
                                      $149,257         $96,476          $76,002
                                      --------         -------          -------
                                      --------         -------          -------

     The Company's Far East manufacturing operations in Singapore, Thailand and Malaysia operate under various tax holidays which expire in whole or in part during fiscal years 1997 and 1999. Certain tax holidays may be extended if certain conditions are met. The net impact of these tax holidays was to increase net income by approximately $46,989,000 ($0.51 per share, fully diluted) in 1995, approximately $29,624,000 ($0.35 per share, fully diluted) in 1994, and approximately $28,543,000 ($0.37 per share, fully diluted) in 1993. Cumulative undistributed earnings of the Company's Far East subsidiaries for which no income taxes have been provided aggregated approximately $751,489,000 at June 30, 1995. These earnings are considered to be permanently invested in non-U.S. operations. Additional taxes of approximately $263,021,000 would have to be provided if these earnings were repatriated to the U.S.

     The United States Tax Court's decision concerning the federal audit for the fiscal years 1983 through 1987 became final during fiscal 1995. The Company has paid substantially all of the related tax and interest for this period. The result of the Tax Court's decision did not have a material adverse effect on the Company's financial condition or results of operations.


     In 1994, the Internal Revenue Service ("IRS") concluded a field audit of the Company's income tax returns for the fiscal years 1988 through 1990 and issued to the Company a "Notice of Deficiency" (the "Notice") for those fiscal years. The majority of the proposed adjustments to income in those fiscal years related to the allocation of income between the Company and its foreign subsidiaries. The proposed adjustments to income and tax credits in the Notice resulted in proposed tax deficiencies of approximately $66,000,000 plus penalties and interest. The proposed income adjustments would also eliminate tax net operating loss and tax credit carryovers that have been used to offset taxable income and tax liabilities in other fiscal years. The impact on tax net operating losses and tax credit carryovers from the adjustments proposed in the Notice would result in additional taxes of approximately $22,000,000 for the three years ended July 2, 1993 plus interest. The Company on June 7, 1994 filed a Petition in the United States Tax Court entitled Seagate Technology, Inc. and Consolidated Subsidiaries v. Commissioner of Internal Revenue, Docket No. 9535-94, contesting these proposed deficiencies and related penalties. The IRS filed its Answer on August 4, 1994. The Company believes that the likely outcome of this matter will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company's federal income tax returns for the fiscal years 1991, 1992 and 1993 are presently under examination by the IRS. Certain foreign and state tax returns for fiscal years 1990 through 1994 are also under examination by taxing authorities. The Company believes that adequate amounts of tax have been provided for any final assessments which may result from these examinations.

RESTRUCTURING COSTS

     In 1993, restructuring costs in the amount of $15,000,000 were provided for a consolidation of the Company's worldwide manufacturing and repair activities. This was a result of the Company's continuing aggressive pursuit of product cost reductions, particularly through improvements in its manufacturing processes and more efficient utilization of its most cost-effective manufacturing sites.

BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates principally in a single line of business: The design, development, manufacture and sale of a broad line of rigid magnetic disc drives and disc drive components for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand.

     The following tables summarize the Company's operations in different geographic areas:

                                                                 Adjustments
                                          United        Far          and
Year Ended June 30, 1995, in thousands    States        East     Eliminations     Consolidated
----------------------------------------------------------------------------------------------
Sales to unaffiliated customers         $2,671,730  $1,867,840   $     --         $4,539,570

Transfers between geographic areas         779,561   2,281,806    (3,061,367)          --
                                        ----------  ----------   -----------      ----------
Total net sales                         $3,451,291  $4,149,646   $(3,061,367)     $4,539,570
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------
Income from operations                  $   47,114  $  325,508   $     --         $  372,622

Other income, net                            8,129      28,588         --             36,717
                                        ----------  ----------   -----------      ----------
Income before income taxes              $   55,243  $  354,096   $     --         $  409,339
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------
Identifiable Assets                     $1,922,457  $1,438,805   $     --         $3,361,262
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------

                                                                 Adjustments
                                          United        Far          and
Year Ended July 1, 1994, in thousands     States        East     Eliminations     Consolidated
----------------------------------------------------------------------------------------------
Sales to unaffiliated customers         $1,826,624  $1,673,479   $     --         $3,500,103

Transfers between geographic areas         601,512   1,342,269    (1,943,781)         --
                                        ----------  ----------   -----------      ----------
Total net sales                         $2,428,136  $3,015,748   $(1,943,781)     $3,500,103
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------
Income from operations                  $   50,922  $  260,035   $     --         $  310,957

Other income, net                           (7,587)     18,216         --             10,629
                                        ----------  ----------   -----------      ----------
Income before income taxes              $   43,335  $ $278,251   $     --         $  321,586
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------
Identifiable Assets                     $1,694,770  $1,182,760   $     --         $2,877,530
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------


                                                                 Adjustments
                                          United        Far          and
Year Ended July 2, 1993, in thousands     States        East     Eliminations     Consolidated
----------------------------------------------------------------------------------------------
Sales to unaffiliated customers         $1,734,486  $1,309,118   $     --         $3,043,604

Transfers between geographic areas         611,507   1,231,510    (1,843,017)         --
                                        ----------  ----------   -----------      ----------
Total net sales                         $2,345,993  $2,540,628   $(1,843,017)     $3,043,604
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------
Income from operations                  $   51,527  $  217,500   $     --         $  269,027

Other income, net                           (8,852)     11,261         --              2,409
                                        ----------  ----------   -----------      ----------
Income before income taxes              $   42,675  $  228,761   $     --         $  271,436
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------
Identifiable Assets                     $1,073,088  $  958,105   $     --         $2,031,193
                                        ----------  ----------   -----------      ----------
                                        ----------  ----------   -----------      ----------

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

     No customer accounted for 10% or more of consolidated net sales in 1995 or 1994. In 1993 one customer accounted for more than 10% of consolidated net sales for a total of $326,235,000.

     Net foreign currency transaction gains (losses) included in the determination of net income were $5,086,000, $4,164,000 and $(3,553,000) for 1995, 1994 and 1993, respectively.

LITIGATION

     SECURITIES LITIGATION In 1988 a series of lawsuits were filed in Federal Court for the Northern District of California against the Company, alleging violations of the federal securities laws on behalf of a class of purchasers of the Company's securities. These lawsuits have been the subject of much pretrial proceedings, which have had the net effect of narrowing the claims made against the Company. On February 8, 1995 the Court granted defendants summary judgment completely dismissing all claims against the Company. On March 31, 1995 the Court also denied plaintiffs' motion for reconsideration of the summary judgment decision. Plaintiffs have appealed this judgment to the Ninth Circuit Court of Appeals.

     In 1991 another series of lawsuits were filed in Federal Court for the Northern District of California against the Company, alleging violations of the federal securities laws on behalf of a class of purchasers of the Company's securities. Discovery is continuing and the trial date has been continued to October 7, 1996.

     The Company believes the 1988 and 1991 series of securities lawsuits are without merit and intends to vigorously contest them. The Company believes that the outcome of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

     ENVIRONMENTAL MATTERS  The United States Environmental Protection Agency
(EPA) and/or similar state agencies have identified the Company as a potentially responsible party with respect to environmental conditions at several different sites to which hazardous wastes had been shipped or from which they were released. These sites were acquired by the Company from Ceridian Corporation ("Ceridian") (formerly Control Data Corporation) in fiscal 1990. Other parties have also been identified at certain of these sites as potentially responsible parties. Many of these parties either have shared or likely will share in the costs associated with the sites. Investigative and/or remedial activities are ongoing at such sites.

     The Company's portion of the estimated cost of investigation and remediation of known contamination at the sites to be incurred after June 30, 1995 was approximately $14,900,000. Through June 30, 1995 the Company had recovered approximately $2,500,000 from Ceridian through its indemnification and cost sharing agreements with Ceridian and, in addition, expects to recover approximately $9,800,000 from Ceridian over the next 30 years. After deducting the expected recoveries from Ceridian, the expected aggregate undiscounted liability was approximately $5,100,000 at June 30, 1995 with expected payments of approximately $600,000 in 1999, $304,000 in 2000 and the remainder thereafter.

     Approximately $14,000,000 of the $14,900,000 total estimated costs described above is attributable to one site in Omaha, Nebraska. In 1994 the Company sold the Omaha property; however, the Company retains responsibility for and has indemnified the buyer with respect to all environmental contamination existing on the site at the time of sale. IT Corporation, a nationally known environmental consulting firm, has provided consulting services to Ceridian and the Company for the Omaha site for several years and has assisted the Company in estimating the liability related to the cost of remediation. This liability is based on a plan of investigation and remediation developed by IT Corporation pursuant to a Consent Order entered into by the Company and the EPA in 1990. The extent of contamination in the groundwater has been investigated and generally defined. According to the plan, the likely technology for remediation of groundwater at the facility will be pumping and treatment, while remediation of soils will most likely be accomplished by soil vapor extraction. A substantial portion of the Omaha liability was discounted by applying a risk free rate of 6% to the expected payments to be made by the Company over the next 30 years. None of the liabilities for any of the other sites has been discounted. The total liability for all sites recorded by the Company after considering the estimated effects of inflation, reimbursements by Ceridian and discounting was approximately $3,000,000 at June 30, 1995.

     The Company believes that the indemnification and cost-sharing agreements entered into with Ceridian and the reserves that the Company has established with respect to its future environmental costs are such that, based on present information available to it, future environmental costs related to currently known contamination will not have a material adverse effect on its financial condition or results of operations.

     PATENT LITIGATION   In November 1992, Rodime, PLC ("Rodime") filed a
complaint in Federal Court for the Central District of California, alleging infringement of U.S. Patent No. B1 4,638,383 and various state law unfair competition claims. No trial date has been scheduled.

          On April 17, 1995 the Court granted the Company's motion for summary judgment that certain of the Company's products did not infringe any claims of Rodime's patent. With this Order only three (3) of the Company's products (ST157, ST325 and ST351) remain accused in this action. The Company currently has under submission with the Court another motion for summary judgment seeking a judgment that the remaining three products do not infringe the Rodime patent. In addition, the Company earlier filed a number of other motions for summary judgment directed to issues other than non-infringement, and certain of these motions have been denied. However, at the Court's suggestion the Company has requested further argument on certain of these motions. In the related action of Quantum Corporation v. Rodime, PLC, a partially dispositive motion for summary judgment was granted by the District Court of Minnesota resulting in a final judgment of invalidity of certain claims of Rodime's U.S. Patent No. B1 4,638,383. Rodime appealed this adverse judgment to the Court of Appeals for the Federal Circuit and the oral argument of this appeal was heard on November 10, 1994. The Court of Appeals has yet to render a decision on this appeal. If the district court's ruling is upheld, it will establish precedent for the Company's defense, eliminating certain products from the case.

         It is the opinion of the Company's patent counsel that the Company's products do not infringe any valid claims of the Rodime patent in suit and thus the Company refused Rodime's offer of a license for its patents. However, many other companies, such as IBM, Conner Peripherals, Hewlett-Packard and a number of Japanese companies have reportedly made payments to and taken licenses from Rodime.

          On October 5, 1994, a patent infringement action was filed against the Company by an individual James M. White in the U.S. District Court for the Northern District of California for alleged infringement of U.S. Patent Nos. 4,673,996 and 4,870,519. Both patents relate to air bearing sliders. Prior to the filing of the lawsuit, the Company filed a Petition for Reexamination of U.S. Patent No. 4,673,996 with the United States Patent and Trademark Office ("PTO") and this Petition was granted shortly after the lawsuit was filed. Subsequently, the Company filed a Petition for Reexamination of U.S. Patent No. 4,870,519. This second petition has also been granted by the PTO. The District Court stayed the action pending the outcome of the reexaminations. It is the opinion of the Company's patent counsel that the claims of the two White patents are invalid for the reasons set forth in the two Petitions for Reexamination.

          In May 1995, Personal Computer Peripherals Corporation
(PCPC) filed a complaint against one of the Company's newly acquired subsidiaries, Palindrome Corporation, and a number of other unrelated defendants, alleging infringement of U.S. Patent No. 5,133,066. The patent relates to a computer program for backing up data and program files on computer network systems. On July 31, 1995, without the Company having answered the PCPC complaint, PCPC voluntarily dismissed the patent infringement action against Palindrome without prejudice.

          OTHER LITIGATION     Amstrad PLC ("Amstrad") initiated a lawsuit
against the Company in London, England on December 11, 1992 concerning the Company's sale of allegedly defective disc drives to Amstrad. The Company replied to the allegations made against it by Amstrad by denying all material points of Amstrad's claim and asserting many affirmative defenses. Discovery is continuing and a trial date has been set for April 1996 with various earlier dates for exchange of fact and expert statements. The Company believes this lawsuit is without merit and will continue to defend itself vigorously. The Company believes that the outcome of this matter will not have a material adverse effect on the Company's financial condition or results of operations.

          The Company is involved in a number of other judicial and administrative proceedings incidental to its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

COMMITMENTS

          LEASES    The Company leases certain property, facilities and
equipment under non-cancelable lease agreements. Land and facility leases expire at various dates through 2082 and contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index. All of the leases require the Company to pay property taxes, insurance and normal maintenance costs.

          Future minimum lease payments for operating leases with initial or remaining terms of one year or more were as follows at June 30,1995:



                                                                   Operating
In thousands                                                          Leases
------------------------------------------------------------------------------
1996                                                                   $24,426

                                     -36-


1997                                                                    18,297

1998                                                                    10,847

1999                                                                     7,777

2000                                                                     7,645

After 2000                                                              41,056
                                                                        ------
                                                                      $110,048
                                                                      --------
                                                                      --------


         Total rent expense for all land, facility and equipment operating leases was approximately $27,000,000, $23,000,000 and $25,000,000 for 1995,
1994 and 1993, respectively.

          CAPITAL EXPENDITURES    The Company's commitments for construction
of manufacturing facilities approximated $226,000,000 at June 30, 1995.

SUPPLEMENTAL CASH FLOW INFORMATION


In thousands                                            1995    1994     1993
-------------------------------------------------------------------------------
Cash Transactions:

     Cash paid for interest                           $33,357  $24,654  $20,920

     Cash paid for income taxes                       137,362   31,021   29,234

Non-Cash Transaction:

     Receipt of note receivable for sale of building     --      5,000      --



ACQUISITIONS

         During the year ended June 30, 1995 the Company acquired
Palindrome Corporation, a storage management software company, and Network Computing, Inc., NetLabs Inc., Frye Computer Systems, Inc., and
Creative Interaction Technologies Inc., all network management software companies, and Applied Magnetics Corporation's tape head subsidiary, a manufacturer of magnetic recording tape heads for digital data storage. These acquisitions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the date of acquisition. The total cost of the acquired businesses, including acquisition costs was $142,052,000, net of cash acquired. Goodwill and other intangibles arising from the acquisitions are being amortized on a straight-line basis over periods ranging from eight months to ten years. As a result of the acquisitions, the Company incurred one time write-offs of in-process research and development totaling $70,360,000.

          During the same period the Company acquired 25% of the outstanding voting stock of Dragon Systems, Inc., a developer of advanced speech recognition technology and products for personal computer and workstation platforms, 34% of the outstanding voting stock of CVC Holdings, Inc., parent of CVC Products, Inc., makers of advanced fabrication equipment used by semiconductor and data storage device manufacturers, and increased its investment in SunDisk Corporation, a flash memory manufacturer. The investment in Dragon Systems, Inc. and CVC Holdings, Inc., combined with the additional investment in SunDisk Corporation totaled $29,811,000. Goodwill arising from the investments in Dragon Systems, Inc. and CVC Holdings, Inc. is being amortized on a straight-line basis over seven years.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Seagate Technology

     We have audited the accompanying consolidated balance sheets of Seagate Technology and subsidiaries as of June 30, 1995 and July 1, 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Technology and subsidiaries at June 30, 1995 and July 1, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                                             ERNST & YOUNG LLP

San Jose, California

July 11, 1995, except for the last
paragraph of the patent litigation note
as to which the date is July 31, 1995