Form 10-K405, Exhibit 13
period 1996-06-28
SEAGATE TECHNOLOGY INC
filed 1996-08-23
CIK 354952

                                                                    EXHIBIT 13.1
SEAGATE TECHNOLOGY, INC.
ANNUAL REPORT TO STOCKHOLDERS

SELECTED FINANCIAL DATA

FISCAL YEAR ENDED                               June 28,         June 30,          July 1,           July 2,        June 30,
In thousands except per share data                  1996             1995             1994              1993            1992
- ----------------------------------------------------------------------------------------------------------------------------
Net sales                                     $8,588,350       $7,256,209       $5,865,255        $5,195,276      $5,113,696

Gross profit                                   1,581,001        1,373,385        1,170,821           909,872         945,696

Income (loss) from operations                    286,969          459,301          473,097          (195,442)        258,996

Income (loss) before extraordinary gain          213,261          312,548          329,685          (267,605)        183,902

Net income (loss)                                213,261          318,719          329,685          (267,605)        183,902

Primary income (loss) per share before
 extraordinary gain                                 2.06             3.20             3.43             (3.00)           1.97

Primary net income (loss) per share                 2.06             3.26             3.43             (3.00)           1.97

Fully diluted income (loss) per share
before extraordinary gain                           1.94             2.85             3.12             (3.00)           1.94

Fully diluted net income (loss) per share           1.94             2.90             3.12             (3.00)           1.94

Total assets                                   5,239,635        4,899,832        4,307,937         3,470,970       3,713,354

Long-term debt, less current portion             798,305        1,066,321        1,176,551           941,882       1,025,373

Stockholders' equity                          $2,466,088       $1,936,132       $1,634,700        $1,228,829      $1,480,566

Number of shares used in per share
computations:

Primary                                          103,438           97,765           96,160            89,187          93,277

Fully diluted                                    118,136          123,571          117,967            89,187         100,634

The 1996 results of operations include a $241,720 restructuring charge as a result of the merger with Conner Peripherals, Inc. and a $98,687 write-off of in-process research and development incurred in connection with the acquisition of software companies. The 1995 results of operations include a $73,177 write-off of in-process research and development incurred in connection with business acquisitions.

Prior periods have been restated to reflect the merger with Conner Peripherals, Inc. on a pooling of interests basis.


QUARTERLY/1996
Unaudited, in thousands except per share data      1st          2nd           3rd           4th
- ----------------------------------------------------------------------------------------------------

Net sales                                        $2,140,805   $2,339,691   $2,093,326     $2,014,528

Gross profit                                        396,100      453,823      337,581        393,497

Income (loss) from operations                       168,613      204,984     (214,909)       128,281

Net income (loss)                                   120,809      148,915     (157,478)       101,015

Net income (loss) per share:

Primary                                                1.22         1.48        (1.57)           .92

Fully diluted                                          1.05         1.26        (1.57)           .84

Price range per share:

Low                                                  39-1/8       38-5/8       45-7/8         42-1/2

High                                             $   48-5/8   $       54   $   67-1/8     $   62-1/2

The results for the first, second, third and fourth quarters include in-process research and development charges of $2,817, $3,600, $52,848 and $39,422, respectively, in connection with business acquisitions and equity investments. The results for the third quarter include restructuring charges of $241,720 as a result of the merger with Conner Peripherals, Inc.

Prior periods have been restated to reflect the merger with Conner Peripherals, Inc. on a pooling of interests basis.

QUARTERLY/1995
Unaudited, in thousands except per share data      1st          2nd          3rd           4th
- ---------------------------------------------------------------------------------------------------
Net sales                                        $1,543,541   $1,771,901   $1,871,761    $2,069,006

Gross profit                                        289,926      345,443      335,733       402,283

Income from operations                               47,750      133,423      119,258       158,870

Income before extraordinary gain                     21,904       94,814       83,083       112,747

Net income                                           26,442       96,447       83,083       112,747

Income per share before extraordinary gain:

Primary                                                 .22          .97          .86          1.14

Fully diluted                                           .23          .85          .76           .98

Net income per share:

Primary                                                 .27          .99          .86          1.14

Fully diluted                                           .27          .86          .76           .98


QUARTERLY/1995
Unaudited, in thousands except per share data      1st          2nd          3rd           4th
- ---------------------------------------------------------------------------------------------------
Price range per share:

Low                                                 20-1/16       21-7/8       23-5/8            27

High                                             $       27   $   26-3/4   $   28-1/4    $   42-7/8

The results for the first, third and fourth quarters include in-process research and development charges of $43,000, $15,597 and $14,580, respectively, in connection with business acquisitions.

Prior periods have been restated to reflect the merger with Conner Peripherals, Inc. on a pooling of interests basis.

STOCK AND DIVIDEND INFORMATION

          The Company's common stock trades on the New York Stock Exchange under the symbol "SEG." The price range per share, reflected in the above tables, is the highest and lowest sale prices for the Company's stock as reported by the New York Stock Exchange during each quarter. The Company's present policy is to retain its earnings to finance future growth. The Company has never paid cash dividends and has no present intention to pay cash dividends. At June 28, 1996, there were approximately 5,962 stockholders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with the five-year summary of selected financial data and the Company's consolidated financial statements and the notes thereto. All references to years represent fiscal years unless otherwise noted.

CERTAIN FORWARD-LOOKING INFORMATION

          Certain statements in this Management's Discussion and Analysis ("MD&A"), elsewhere in this Annual Report to Stockholders and in the Company's Annual Report on Form 10-K for 1996 into which this MD&A is incorporated are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties are set forth below under "Factors Affecting Future Operating Results." These forward-looking statements include, but are not limited to, the references below relating to customs duties, restructuring costs, expected savings as a result of the merger with Conner, and the effective tax rate as well as, the statements below under "Factors Affecting Future Operating Results," capital expenditures under "Liquidity and Capital Resources" and in the Litigation note to the consolidated financial statements, among others.

MERGER WITH CONNER

          Effective February 2, 1996, the Company merged with Conner Peripherals, Inc. ("Conner"). Conner was involved in the design, manufacture and marketing of information storage products including disc drives, tape drives and storage management software. The merger was accounted for as a pooling of interests and accordingly all prior period financial statements have been restated as if the merger took place at the beginning of such periods. Conner had a fiscal year which ended on the Saturday closest to December 31. Accordingly, Conner's statements of income for the years ended December 30, 1995 and December 31, 1994, have been combined with Seagate's statements of income for the years ended June 30, 1995 and July 1, 1994, respectively. In order to conform Conner's year end to Seagate's fiscal year end, the consolidated statement of income for the year ended June 28, 1996 includes six months (July 1, 1995 through December 31, 1995) for Conner which are also included in the consolidated statement of income for the year ended June 30, 1995. The comparisons to prior periods below should be read in light of this fact. See Merger With Conner note to the consolidated financial statements.

BUSINESS

          Seagate operates in a single industry segment by designing, manufacturing and marketing products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives and disc drive components, tape drives and software.

          The Company designs, manufactures and markets a broad line of rigid magnetic disc drives and disc drive components for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand.

          The Company sells its products to original equipment manufacturers for inclusion in their computer systems or subsystems, and to distributors, resellers, dealers and retailers.

          The Company has pursued a strategy of vertical integration and accordingly designs and manufactures rigid disc drive components including recording heads, discs, substrates, motors and custom integrated circuits. It also assembles certain of the key subassemblies for use in its products including printed circuit board and head stack assemblies.

          The Company has also invested in, and currently intends to continue investigating opportunities to invest in software activities. The Company anticipates that users of computer systems will increasingly rely upon client/server network computing environments and believes that as this reliance increases, users will demand software that more efficiently and securely manages and provides access to data across computer networked environments. As such, the Company has broadened its core competencies to include software products to meet these requirements.

          In addition, the Company has entered the tape drive business as a result of its merger with Conner. Computer systems of all types increasingly need dedicated backup storage peripherals that combine high capacity, high performance, low cost and reliability. Seagate's full line of minicartridge and Digital Audio Tape ("DAT") products meet the needs of the desktop and workstation markets to complement the Company's line of disc drive products.

RESULTS OF OPERATIONS

          The following table sets forth certain items in the Company's Consolidated Statements of Income as a percentage of net sales for each of the three years ended June 28, 1996.

                                                  Percentage of Net Sales
                                                  -----------------------
                                                    1996    1995    1994
- -------------------------------------------------------------------------
Net sales                                            100%    100%   100%

Cost of sales                                         82      81     80
                                                     ---     ---    ---

Gross profit                                          18      19     20

Product development                                    5       5      5

Marketing and administrative                           6       6      7

Amortization of goodwill and other intangibles         -       1      1

                                                  Percentage of Net Sales
                                                  -----------------------
                                                    1996    1995    1994
- -------------------------------------------------------------------------
In-process research and development                    1       1      -

Restructuring costs                                    3       -     (1)

Income from operations                                 3       6      8

Other income, net                                      1       -      -

Income before income taxes                             4       6      8

Provision for income taxes                            (1)     (2)    (2)

Net income                                             3%      4%     6%

          1996 vs 1995. Net sales in 1996 were 18% higher than those reported in 1995. The increase was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions, particularly in the higher capacity products. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product and the Company believes this characteristic will continue.

          The decrease in gross margin as a percentage of net sales over the prior year was primarily due to a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions and certain one-time charges incurred as a result of the merger with Conner partially offset by a shift in mix to the Company's newer, higher-capacity products and a reduction in certain product costs, such as material, scrap and warranty costs per unit.

          During calendar 1995, Singapore progressively lost its status as a beneficiary country under the European Union's ("EU") General System of Preferences ("GSP"). As a result, hard disc drives produced in Singapore and imported into the EU have realized no reduction from full Most Favored Nation customs duties (generally 1.6% at the present time) since December 31, 1995, whereas disc drives imported into the EU from certain other GSP favored countries are subject to more favorable customs duties. In addition, there is currently under consideration within the Commission of the European Union, a proposal to increase duty rates on multi-media products. Under this proposal, duties would be assessed at a rate of 14% whereas under the current code duties would decline to zero within two years. If this proposal were implemented, certain selected high-capacity drives of the Company may be subjected to this higher tariff. The imposition of such customs duties would negatively impact revenues or increase costs and adversely impact gross margins.

          Product development expenses increased by $66,923,000 (19%) compared with 1995, primarily due to increases in salaries and related costs, increasing product development expenses of the Company's software businesses and an overall increase in the Company's product development efforts.

          Marketing and administrative expenses increased by $34,780,000 (8%) compared with 1995, primarily due to ongoing marketing and administrative expenses of the Company's software businesses and increases in outside services and salaries and related costs partially offset by decreases in allocated occupancy costs, advertising expenses and the provision for bad debts.

          Amortization of goodwill and other intangibles increased by $11,015,000 (31%) compared with 1995, primarily due to additional goodwill and other intangibles arising from various acquisitions of and investments in businesses in 1996, a full year of amortization in 1996 as compared with a partial year of amortization in 1995 with respect to software businesses acquired in 1995, and write-offs of certain intangible assets in the Company's tape drive and software businesses whose value had become impaired. (see Acquisitions note to consolidated financial statements).

          The $98,687,000 charge for in-process research and development in 1996 consists of one time write-offs primarily incurred in connection with the acquisition of the minority interest in Arcada Holdings, Inc. and the acquisitions of Holistic Systems Ltd., OnDemand Software, Inc., Calypso Software Systems, Inc. and Sytron Corporation. The Company plans to continue its expansion into software and other complementary businesses and therefore currently intends to pursue discussions with companies that fit with its strategy. As a result, the Company expects that it will continue to incur charges for in-process research and development as it acquires businesses.

          As a result of the merger with Conner, the Company recorded restructuring costs of $241,720,000 in 1996. The restructuring costs comprised $60,710,000 for employee severance benefits, $97,210,000 to write-off or write down equipment, inventory, intangibles and other assets, $45,140,000 for closure of duplicate and excess facilities, $23,980,000 for fees of financial advisors, attorneys and accountants and $14,680,000 for contract cancellations and other expenses. The cash outflows related to the $241,720,000 charge are estimated to be approximately $128,410,000 of which $75,450,000 remains to be expended at June 28, 1996.

          Other income (expense), net increased by $16,316,000 compared with 1995, primarily due to a reduction in interest expense as a result of capitalization of interest on construction of new manufacturing facilities and the conversion or redemption of certain of the Company's subordinated debentures and higher interest income from higher interest rates, partially offset by increased foreign currency remeasurement losses.

          The provision for income taxes decreased by $56,729,000 (32%) in 1996, primarily due to the decrease in pre-tax earnings in 1996. The effective tax rate for both years was approximately 36%. Excluding the restructuring costs, non-recurring merger-related costs and the write-off of in-process research and development, the effective tax rate was 30% in 1996. While the Company expects the fiscal year 1997 effective tax rate to approximate 28%, the actual effective tax rate may differ from this rate if the Company incurs additional costs in connection with future acquisitions.

          The Company provided income taxes at the U.S. statutory rate in 1996 on approximately 64% of its earnings from foreign subsidiaries compared with approximately 57% of such earnings in 1995. A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, Malaysia and China operate free of tax under various tax holidays which expire in whole or in part during fiscal years 1997 through 2000. The net impact of these tax holidays was to increase net income by approximately $50,398,000 ($0.43 per share, fully diluted) in 1996 and approximately $59,788,000 ($0.48 per share, fully diluted) in 1995.

          The Company, during 1996, entered into settlement agreements with the Internal Revenue Service (IRS) for Seagate's fiscal tax years 1988 through 1990 and Conner's tax years 1989 and 1990. Under the settlement agreement filed with the Tax Court for Seagate's fiscal tax years 1988 through 1990, the Company paid additional taxes of approximately $12.3 million for the fiscal years 1988 through 1990, plus accrued interest of approximately $8.8 million. In addition, the Company paid additional taxes of approximately $17.9 million for the three years ended July 2, 1993, plus accrued interest of approximately $6.3 million for adjustments to net operating losses and tax credits that had been carried to these years. Under the settlement agreement filed with the Tax Court for Conner's tax years 1989 and 1990, the Company paid additional taxes of approximately $5.4 million for the years 1989 and 1990, plus accrued interest of approximately $3.3 million. The results of the settlements did not effect the Company's results of operations for fiscal 1996 and did not have a material adverse effect on the Company's financial condition.

          1995 vs 1994. Net sales in 1995 were 24% higher than those reported in 1994. The increase was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. The disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product and the Company believes this characteristic will continue.

          The decrease in gross margin from 20% to 19% as a percentage of net sales from the prior year was primarily due to a continuing decline in the average unit sales prices of the Company's products as a result of the competitive market conditions described above, partially offset by a shift in mix to the Company's newer, higher capacity disc drives, and a reduction in material costs per unit.

          Product development expenses increased by $50,657,000 (17%) compared with 1994, primarily due to ongoing product development expenses of the Company's recently acquired businesses, increases in salaries and related costs, and increases in outside services as well as an overall increase in the Company's product development efforts.

          Marketing and administrative expenses increased by $53,298,000 (13%) compared with 1994, primarily due to ongoing marketing and administrative expenses of the Company's recently acquired businesses, and increases in salaries and related costs partially offset by a decrease in the provision for bad debts.

          Amortization of goodwill and other intangibles increased by $6,209,000 (21%) compared with 1994, primarily due to additional goodwill and other intangibles arising from various investments in and acquisitions of businesses in 1995. See Acquisitions note to consolidated financial statements.

          The $73,177,000 charge for in-process research and development in 1995 consists of one time write-offs incurred in connection with the acquisitions of Palindrome Corporation, Network Computing, Inc., NetLabs Inc., Frye Computer Systems, Inc., Creative Interaction Technologies, Inc. and Sytron Corporation. The $5,000,000 charge for in-process research and development in 1994 consists of a one time write-off incurred in connection with the acquisition of Quest Development Corporation.

          The $38,019,000 credit for restructuring charges in 1994 consisted of a reduction of the restructuring reserves established in 1993. This reduction resulted from the modification of the Company's operating plans, primarily the decision to cancel the closure of certain manufacturing operations due to changing business conditions. These changing business conditions primarily pertained to the improvement in local economies, the reduction in manufacturing cost benefits achieved by shifting production to other locations and certain other strategic benefits realized by maintaining a local presence.

          Net other income increased by $31,883,000 compared with 1994, primarily due to higher interest income from higher levels of average invested cash and higher interest rates partially offset by a decrease in other income as a result of a large gain in 1994 on the sale of the Company's investment in Read-Rite Corporation.

          The provision for income taxes increased by $35,224,000 in 1995, primarily due to the increase in pre-tax earnings in 1995 and an increase in the Company's effective tax rate from 30% in 1994 to 36% in 1995. The increase in the effective tax rate was due to the write-off of nondeductible in-process research and development. Excluding the write-off of in-process research and development, the effective tax rate was 30% in 1995.

          The Company provided income taxes at the U.S. statutory rate in 1995 on approximately 57% of earnings from foreign subsidiaries compared with approximately 63% of such earnings in 1994. A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, Malaysia and China operate free of tax under various tax holidays. The net impact of these tax holidays was to increase net income by approximately $59,788,000 ($0.48 per share, fully diluted) in 1995 and approximately $45,802,000 ($0.39 per share, fully diluted) in 1994.

          Other. The effect of inflation on operating results for 1996, 1995 and 1994 has been insignificant. The Company believes this is due to the absence of any significant inflation factors in the industry in which the Company participates.

          The Company enters into foreign currency forward exchange and option contracts to manage exposures related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. Gains and losses related to qualifying accounting hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Gains or losses on all other foreign currency forward exchange and option contracts are recognized in the determination of current period net income as a component of other income (expense). Gains and losses resulting from the translation of foreign financial statements into U.S. dollars have not had a significant effect on the results from operations for 1996, 1995 and 1994.

          During the year ended June 28, 1996, the Company implemented Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which did not have a material impact on the financial statements.

          In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 provides an alternative to APB Opinion 25, "Accounting for Stock Issued to Employees" (APBO 25) and requires additional disclosures. SFAS 123 is effective for the Company's fiscal year beginning June 29, 1996. The Company plans to continue to account for its employee stock plans in accordance with the provisions of APBO 25 and provide the additional disclosures required by SFAS 123. Accordingly, SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

Environmental Matters

          The United States Environmental Protection Agency ("EPA") and/or similar state agencies have identified the Company as a potentially responsible party with respect to environmental conditions at several different sites to which hazardous wastes had been shipped or from which they were released. These sites were acquired by the Company from Ceridian Corporation ("Ceridian") (formerly Control Data Corporation) in fiscal 1990. Other parties have also been identified at certain of these sites as potentially responsible parties. Many of these parties either have shared or likely will share in the costs associated with the sites. Investigative and/or remedial activities are ongoing at such sites.

          The Company's portion of the estimated cost of investigation and remediation of known contamination at the sites to be incurred after June 28, 1996, was approximately $16,000,000. Through June 28, 1996, the Company had recovered approximately $3,500,000 from Ceridian through its indemnification and cost sharing agreements with Ceridian and, in addition, expects to recover approximately $9,900,000 from Ceridian over the next 30 years. After deducting the expected recoveries from Ceridian, the expected aggregate undiscounted liability was approximately $6,100,000 at June 28, 1996, with payments expected to begin in 1999. The total liability for all sites recorded by the Company after considering the estimated effects of inflation, reimbursements by Ceridian and discounting was approximately $3,100,000 at June 28, 1996.

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

Factors Affecting Future Operating Results

          The data storage industry in which the Company competes is subject to a number of risks, each of which has affected the Company's operating results in the past and could impact the Company's future operating results. The demand for disc drive and tape drive products depends principally on demand for computer systems and storage upgrades to computer systems, which has historically been volatile. Changes in demand for computer systems often have an exaggerated effect on the demand for disc drive and tape drive products in any given period, and unexpected slowdowns in demand for computer systems generally cause sharp declines in demand for such products. The data storage industry has been characterized by periodic situations in which the supply of drives exceeds demand, resulting in higher than anticipated inventory levels and intense price competition. Even during periods of consistent demand, this industry is characterized by intense competition and ongoing price erosion over the life of a given drive product. The Company expects that competitors will offer new and existing products at prices necessary to gain or retain market share and customers. The Company expects that price erosion in the data storage industry will continue for the foreseeable future. This competition and continuing price erosion could adversely affect the Company's results of operations in any given quarter and such adverse effect often cannot be anticipated until late in any given quarter. In addition, the demand of drive customers for new generations of products has led to short product life cycles that require the Company to constantly develop and introduce new drive products on a cost effective and timely basis. In addition, the Company's future success will require, in part, that the market for computer systems, storage upgrades to computer systems and multimedia applications, such as digital video and video-on-demand, and hence the market for disc drives, remain strong. In addition, the Company's operating results have been and may in the future be subject to significant quarterly fluctuations as a result of a number of other factors, including the timing of orders from and shipment of products to major customers, product mix, pricing, delays in product development, introduction and production, competing technologies, variations in product cost, component availability due to single or limited sources of supply, high fixed costs resulting from the Company's vertical integration strategy, foreign exchange fluctuations, increased competition and general economic and industry fluctuations. The Company's future operating results may also be adversely affected by an adverse judgment or settlement in the legal proceedings in which the Company is currently involved. See Litigation note to the consolidated financial statements.

          The Company's future operating results will also be impacted by its ability to combine successfully the operations of Seagate and Conner. The transition to a combined Company requires substantial attention from the Company's management. The diversion of the attention of management and any difficulties encountered in the transition process could have an adverse impact on the revenues and operating results of the Company. The combination of the Company and Conner also requires integration of the companies' product offerings and the coordination of their research and development and sales and marketing efforts. The difficulties of assimilation may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining two different corporate cultures. In addition, the process of combining the two organizations has caused and could continue to cause the interruption of, or loss of momentum in, the activities of the Company's businesses, which could have a material adverse effect on the Company. There can be no assurance that the Company will retain its technical and other key personnel nor realize any of the technological or other benefits of the Merger.

          The Company is in the process of incorporating its software businesses into a single entity called Seagate Software, Inc. and is offering selected employees an opportunity to acquire an equity interest in the software business. The software business is subject to a number of risks including the highly competitive nature of the business, the Company's ability to successfully integrate its various software business acquisitions, possible delays in product development and introduction, competitors' technological innovations and loss of key personnel. The Company intends to continue its expansion into software and other complementary businesses. As a result, the Company expects that it will continue to incur charges as it acquires businesses, including charges for the write-off of in-process research and development. The timing of such write-offs has in the past and may in the future lead to fluctuations in the Company's operating results on a quarterly and annual basis.

Liquidity and Capital Resources

          At June 28, 1996, the Company's cash, cash equivalents and short-term investments totaled $1,174,062,000, a decrease of $426,364,000 from the prior year-end balances. This decrease was primarily a result of the Company's additions to property, equipment and leasehold improvements, its business acquisitions and the repurchase by the Company of 1,900,000 shares of its common stock, partially offset by proceeds from employee stock option and stock purchase plans and cash provided by operating activities. The Company's cash, cash equivalents and short-term investments are being maintained in short-term liquid investments until required for other purposes.

          At June 28, 1996, inventories were $790,821,000, an increase of $198,865,000 from the June 30, 1995 balance. This increase was primarily in finished goods and was principally a result of shortfalls in sales of disc drives with capacities of 850MB and less during the fourth quarter of fiscal 1996.

          As of June 28, 1996, the Company had committed lines of credit of $69 million which can be used for standby letters of credit or bankers' guarantees. At June 28, 1996, approximately $68 million had been utilized.

          The Company made investments in property and equipment in 1996 totaling $975 million. This amount comprised $447 million for manufacturing facilities and equipment related to the Company's subassembly and disc drive final assembly and test facilities in the United States, Far East and Ireland, $258 million for manufacturing facilities and equipment for the thin-film head operations in the United States, Malaysia and Northern Ireland, $202 million for expansion of the Company's media operations in California and Singapore and $68 million for other purposes. The Company presently anticipates investments of approximately $1 billion in property and equipment in 1997. The Company plans to finance these investments from existing cash balances and cash flows from operations.

          During the year ended June 28, 1996, the Company acquired 1,900,000 shares of its common stock for approximately $124 million. The repurchase of these shares completed a stock repurchase program announced in July 1994 under which 6,357,500 shares of the Company's common stock were acquired in the open market.

          The Company anticipates that users of computer systems will increasingly rely upon client/server network computing environments and believes that, as this reliance increases, users will demand software that more efficiently and securely stores, manages and accesses data and turns it into usable information. As such, the Company has broadened its core competencies to include software products and technologies that meet these requirements. During the year ended June 28, 1996, the Company acquired the outstanding minority interest in Arcada Holdings, Inc. and acquired Sytron Corporation, both storage management software companies, OnDemand Software, Inc. and Calypso Software Systems, Inc., network management software companies and Holistic Systems Ltd., an information management software company.

          In addition, during the year ended June 28, 1996, the Company acquired Stormex, S.A. de C.V., a manufacturer of substrates.

          The total cost of all businesses acquired for cash during the year ended June 28, 1996, was $110,611,000 net of cash acquired, excluding $20,800,000 of payments held in escrow pending the outcome of certain contingencies relating to the acquisition of Holistic Systems Ltd. The Company plans to continue its expansion into software and other complementary businesses and therefore currently intends to pursue discussions with companies that fit with its strategy. The Company plans to finance this expansion primarily through cash flows from operations and existing cash balances. However, it is also possible that the Company may utilize funds raised through equity or debt financing.

          The Company believes that its cash balances together with cash flows from operations and its borrowing capacity will be sufficient to meet its working capital needs for the foreseeable future.


CONSOLIDATED BALANCE SHEETS
                                                                     June 28,       June 30,
In thousands except share data                                         1996           1995
- --------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                          $  503,754    $  890,667
Short-term investments                                                670,308       709,759
Accounts receivable                                                 1,066,519     1,113,415
Inventories                                                           790,821       591,956
Deferred income taxes                                                 222,355       177,592
Other current assets                                                  145,523       125,785
                                                                   ----------    ----------
   Total Current Assets                                             3,399,280     3,609,174
                                                                   ----------    ----------
Property, equipment and leasehold improvements, net                 1,399,883       912,929
Goodwill and other intangibles, net                                   274,046       240,276
Other assets                                                          166,426       137,453
                                                                   ----------    ----------
   Total Assets                                                    $5,239,635    $4,899,832
                                                                   ==========    ==========
Liabilities
Accounts payable                                                   $  715,396    $  748,294
Accrued employee compensation                                         180,126       156,313
Accrued expenses                                                      305,044       217,806
Accrued warranty                                                      185,708       133,443
Accrued income taxes                                                   49,437       112,312
Current portion of long-term debt                                       2,425        13,782
                                                                   ----------    ----------
   Total Current Liabilities                                        1,438,136     1,381,950
                                                                   ----------    ----------
Deferred income taxes                                                 351,527       385,043
Warranty                                                              140,670       116,833
Other liabilities                                                      44,909        13,553
Long-term debt, less current portion                                  798,305     1,066,321
                                                                   ----------    ----------
   Total Liabilities                                                2,773,547     2,963,700
                                                                   ----------    ----------
Commitments and Contingencies

Stockholders' Equity
Preferred stock, $.01 par value-1,000,000 shares
    authorized; none issued or outstanding                                  -             -
Common stock, $.01 par value - 200,000,000 shares authorized;
    shares issued - 106,715,092 in 1996 and
    97,052,534 in 1995                                                  1,067           971
Additional paid-in capital                                          1,132,328       686,224
Retained earnings                                                   1,391,389     1,275,410
Deferred compensation                                                 (57,656)       (2,600)
Treasury common stock at cost,  856,234 shares in 1995                      -       (22,839)
Foreign currency translation adjustment                                (1,040)       (1,034)
                                                                   ----------    ----------
    Total Stockholders' Equity                                      2,466,088     1,936,132
                                                                   ----------    ----------
Total Liabilities and Stockholders' Equity                         $5,239,635    $4,899,832
                                                                   ==========    ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended                                     June 28,      June 30,       July 1,
In thousands except per share data                        1996          1995          1994
- ----------------------------------------------------------------------------------------------
Net sales                                              $8,588,350    $7,256,209    $5,865,255

Cost of sales                                           7,007,349     5,882,824     4,694,434

Product development                                       420,429       353,506       302,849

Marketing and administrative                              486,256       451,476       398,178

Amortization of goodwill and other intangibles             46,940        35,925        29,716

In-process research and development                        98,687        73,177         5,000

Restructuring costs                                       241,720             -       (38,019)
                                                       ----------    ----------    ----------
     Total Operating Expenses                           8,301,381     6,796,908     5,392,158
                                                       ----------    ----------    ----------

     Income from Operations                               286,969       459,301       473,097

Interest income                                            93,788        89,885        53,384

Interest expense                                          (55,825)      (70,332)      (73,576)

Other                                                       6,528         8,622        16,484
                                                       ----------    ----------    ----------
     Other Income (Expense), net                           44,491        28,175        (3,708)

Income before income taxes and extraordinary gain         331,460       487,476       469,389

Provision for income taxes                               (118,199)     (174,928)     (139,704)
                                                       ----------    ----------    ----------
Income before extraordinary gain                          213,261       312,548       329,685

Extraordinary gain                                              -         6,171             -

                                                       ----------    ----------    ----------
     Net Income                                        $  213,261    $  318,719    $  329,685
                                                       ==========    ==========    ==========
Primary net income per share:

  Income per share before extraordinary gain           $     2.06    $     3.20    $     3.43

  Extraordinary gain per share                                  -           .06             -
                                                       ----------    ----------    ----------
     Primary net income per share                      $     2.06    $     3.26    $     3.43
                                                       ==========    ==========    ==========
Fully diluted net income per share:

  Income per share before extraordinary gain           $     1.94    $     2.85    $     3.12

  Extraordinary gain per share                                  -           .05             -
                                                       ----------    ----------    ----------
     Fully diluted net income per share                $     1.94    $     2.90    $     3.12
                                                       ==========    ==========    ==========
Number of shares used in per share computations:

  Primary                                                 103,438        97,765        96,160

  Fully diluted                                           118,136       123,571       117,967

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended                                            June 28,       June 30,       July 1,
In thousands                                                    1996           1995           1994
- ------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                  $   213,261    $   318,719    $   329,685
Adjustments to reconcile net income
to net cash from operating activities:
   Depreciation and amortization                                416,879        316,852        271,503
   Deferred income taxes                                        (84,533)          (709)        61,400
   In-process research and development                           98,687         73,177          5,000
   Gain from sale of building                                         -         (6,098)             -
   Gain on sale of Read-Rite Corporation common stock                 -              -        (22,294)
   Extraordinary gain from early retirement of debt                   -         (6,171)             -
   Other                                                         34,078          2,861        (31,885)
   Changes in operating assets and liabilities:
      Accounts receivable                                       (58,183)      (335,963)        (8,588)
      Inventories                                              (259,262)       (42,641)       (44,478)
      Other current assets                                      (29,243)       (56,232)       (21,968)
      Accounts payable                                          (15,609)       232,988         19,249
      Accrued employee compensation                              27,302         34,074         19,651
      Accrued expenses                                           57,265        (27,690)        32,796
      Accrued income taxes                                      (15,573)        26,337         58,627
      Other assets and liabilities                              186,632        120,110          7,855
                                                             ----------    -----------    -----------
   Net cash provided by operating activities                    571,701        649,614        676,553

Investing Activities
Acquisition of property, equipment and
  leasehold improvements, net                                  (906,937)      (489,343)      (292,695)
Purchases of short-term investments                          (3,024,487)    (2,687,393)    (1,528,879)
Maturities and sales of short-term investments                3,130,638      2,749,697      1,278,989
Acquisitions of businesses, net of cash acquired               (110,611)      (167,752)        (8,500)
Equity investments                                              (11,434)       (29,811)             -
Decrease (increase) in other non-current assets
  and liabilities, net                                           37,861          1,296        (17,430)
Other, net                                                           (2)        25,068         (1,559)
                                                             ----------    -----------    -----------
   Net cash used in investing activities                       (884,972)      (598,238)      (570,074)

Financing Activities
Issuance of long-term debt                                            -              -        270,750
Repayment of long-term debt                                     (15,556)      (121,219)       (46,168)
Sale of common stock                                             96,552         69,085         53,742
Purchase of treasury stock                                     (123,727)      (113,409)             -
Other, net                                                          (93)             -             41
                                                             ----------    -----------    -----------
   Net cash provided by (used in) financing activities          (42,824)      (165,543)       278,365
Effect of exchange rate changes on
    cash and cash equivalents                                     1,088         (2,268)        (1,335)
                                                             ----------    -----------    -----------
     Increase (decrease) in cash and cash equivalents          (355,007)      (116,435)       383,509
     Elimination of Conner's net cash activity for the
       duplicated six months ended December 31, 1995            (31,906)             -              -
Cash and cash equivalents at the beginning of the year          890,667      1,007,102        623,593
                                                             ----------    -----------    -----------
Cash and cash equivalents at the end of the year            $   503,754    $   890,667    $ 1,007,102
                                                            ===========    ===========    ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended                                                                           Foreign
June 28, 1996, June 30,         Common Stock        Additional     Treasury                   Currency
1995 and July 1, 1994        -----------------       Paid-In        Common     Deferred      Translation   Retained
In thousands                 Shares     Amount       Capital         Stock    Compensation   Adjustment    Earnings        Total
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at July 2, 1993     90,505     $  905      $  564,275      $      -     $ (6,935)    $   (461)   $  671,046      $1,228,830

Sale of stock                4,778         48          53,694                                                                53,742

Amortization of deferred
compensation                                                                       1,400                                      1,400

Income tax benefit from
stock options exercised                                21,229                                                                21,229

Merger with Crystal
Computer Services Inc.         737          7              (7)                                                  397             397

Foreign currency
translation adjustment                                                                           (583)                         (583)


Net income                                                                                                  329,685         329,685
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 1994     96,020        960         639,191             -       (5,535)      (1,044)    1,001,128       1,634,700

Purchase of treasury stock
at cost                                                             (113,409)                                              (113,409)


Sale of stock                1,033         11          23,950         90,570                                (45,446)         69,085

Amortization of deferred
compensation                                                                       2,935                                      2,935

Income tax benefit from
stock options exercised                                23,083                                                                23,083

Foreign currency
translation adjustment                                                                             10            (4)              6

Unrealized gain on
marketable securities                                                                                         1,013           1,013

Net income                                                                                                  318,719         318,719
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995    97,053        971         686,224        (22,839)     (2,600)      (1,034)    1,275,410       1,936,132

Purchase of treasury
stock at cost                                                       (123,727)                                              (123,727)


Sale of stock                3,421         34          76,332         40,480                                (20,294)         96,552

Acquisition of Arcada        1,277         13          85,062                                                                85,075

Issuance of restricted
stock, net of cancellations  1,010         10          58,619                    (58,619)                                        10

Amortization of
deferred compensation                                                              3,946                                      3,946

Income tax benefit from
stock options exercised                                47,302                                                                47,302

Conversion of 6-3/4%
debentures to common stock   4,615         46         199,656        106,086                                (38,402)        267,386

Foreign currency
translation adjustment                                      4                                      (6)                           (2)


Unrealized loss  on
marketable securities                                                                                        (1,335)         (1,335)


Net Income                                                                                                  213,261         213,261

Elimination of Conner
 activity for the duplicated
 six months ended
 December 31, 1995            (661)        (7)        (20,871)            -         (383)          -        (37,251)        (58,512)
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at June 28, 1996   106,715     $1,067      $1,132,328      $      -     $(57,656)    $ (1,040)   $1,391,389      $2,466,088
===================================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

          Nature of Operations. Seagate operates in a single industry segment by designing, manufacturing and marketing products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives and disc drive components, tape drives and software. The Company sells its products to original equipment manufacturers for inclusion in their computer systems or subsystems, and to distributors, resellers, dealers and retailers.

          As is typical in the disc drive industry, the Company's customer base is concentrated with a small number of systems manufacturers and the Company is not able to predict whether there will be any significant change in the demand for its customers' products. The disc drive industry has been characterized by periodic situations in which the supply of drives exceeds demand, resulting in higher than anticipated inventory levels and intense price competition. Even during periods of consistent demand, this industry is characterized by intense competition and ongoing price erosion over the life of a given drive product.

          Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

          The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if the actual rate of unit failure or the cost to repair a unit is greater than what the Company has used in estimating the warranty expense accrual.

          Given the volatility of the market, the Company makes adjustments to the value of inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the financial statements.

          Basis of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after eliminations.

          The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1996 ended on June 28, 1996, fiscal 1995 ended on June 30, 1995 and fiscal 1994 ended on July 1, 1994. All fiscal years comprised 52 weeks. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

          Foreign Currency Translation. The U.S. dollar is the functional currency for most of the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income for those operations whose functional currency is the U.S. dollar and as a separate component of stockholders' equity for those operations whose functional currency is the local currency.

          The Company may enter into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. Gains and losses related to qualifying accounting hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments to the carrying amounts when the hedged transaction occurs. Gains and losses on all other forward exchange and option contracts are included in current period net income as a component of other income (expense).

          Revenue Recognition and Product Warranty. Revenue from sales of products is generally recognized upon shipment to customers. The Company warrants its products against defects in design, materials and workmanship generally for three to five years depending upon the capacity category of the disc drive, with the higher capacity products being warranted for the longer periods. A provision for estimated future costs relating to warranty expense is recorded when products are shipped.

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

          Advertising Expense. The cost of advertising is expensed as incurred. Advertising costs were not significant in 1996, 1995 or 1994.

          Stock-Based Compensation. In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 provides an alternative to APB Opinion 25, "Accounting for Stock Issued to Employees" (APBO
25) by requiring additional disclosure, and is effective for the Company's fiscal year beginning June 29, 1996. The Company plans to continue to account for its employee stock plans in accordance with the provisions of APBO 25 and provide the additional disclosures required by SFAS 123. Accordingly, SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

          Impairment of Assets. The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) during the year ended June 28, 1996, which did not have a material impact on the financial statements.

          Net Income Per Share. Primary net income per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents consist of stock options. Fully diluted net income per share further assumes the conversion of the Company's convertible subordinated debentures for the period they were outstanding, unless such assumed conversion would result in anti-dilution.

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

          The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

          Concentration of Credit Risk. As is typical in the disc drive industry, the Company's customer base is concentrated with a small number of systems manufacturers. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for non-collection of accounts receivable is based upon the expected collectibility of all accounts receivable. The Company places its cash equivalents and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer.

          Goodwill and Other Intangibles. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flows. Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from one to fifteen years. Accumulated amortization was $201,721,000 and $134,097,000 as of June 28, 1996 and June 30, 1995, respectively.

Financial Instruments

The following is a summary of available-for-sale securities at June 28, 1996:

                                                                      Gross           Gross
                                                    Amortized      Unrealized      Unrealized
In thousands                                          Cost           Gain            Loss            Fair Value
- -----------------------------------------------------------------------------------------------------------------------------------
Corporate Bonds                                     $126,131        $  111          $  (598)         $125,644
U.S. Government Obligations                          164,810            83             (577)          164,316
Commercial Paper                                     298,868           842               (1)          299,709

                                                                       Gross           Gross
                                                    Amortized      Unrealized      Unrealized
In thousands                                          Cost           Gain            Loss            Fair Value
- -----------------------------------------------------------------------------------------------------------------------------------
Money Market Mutual Funds                            111,522             -                -           111,522
Municipal Bonds                                       90,463            61             (223)           90,301
Taxable Auction Rate Preferred Stock                 121,123             -              (23)          121,100
Euro/Yankee Time Deposits                             85,918             3                -            85,921
                                                    --------        ------          -------          --------
Total                                               $998,835        $1,100          $(1,422)         $998,513
                                                    ========        ======          =======          ========


Included in short-term investments                                                                   $670,308
Included in cash and cash equivalents                                                                 328,205
                                                                                                     --------
Total                                                                                                $998,513
                                                                                                     ========

The following is a summary of available-for-sale securities at June 30, 1995:

                                                                      Gross           Gross
                                                    Amortized      Unrealized      Unrealized
In thousands                                          Cost           Gain            Loss            Fair Value
- -----------------------------------------------------------------------------------------------------------------------------------
Corporate Bonds                                     $  454,135      $  522          $ (58)           $  454,599
U.S. Government Obligations                            212,282         615           (116)              212,781
Commercial Paper                                       218,734          45            (10)              218,769
Money Market Mutual Funds                              168,117         515              -               168,632
Municipal Bonds                                        116,600          46              -               116,646
Taxable Auction Rate Preferred Stock                   169,099           -           (546)              168,553
Euro/Yankee Time Deposits                               63,435           -              -                63,435
                                                    ----------      ------          -----            ----------
Total                                               $1,402,402      $1,743          $(730)           $1,403,415
                                                    ==========      ======          =====            ==========

Included in short-term investments                                                                   $  709,759
Included in cash and cash equivalents                                                                   693,656
                                                                                                     ----------
Total                                                                                                $1,403,415
                                                                                                     ==========

          The gross realized gains and losses on the sale of available-for-sale securities were immaterial for the years ended June 28, 1996 and June 30, 1995.

          The fair value of the Company's investment in debt securities, by contractual maturity, are as follows (in thousands):

                                            June 28, 1996       June 30, 1995
                                            -------------       -------------
Due in less than 1 year                      $534,258            $  877,984
Due in 1 to 2-1/2 years                       231,633               188,246
                                             --------            ----------
Total                                        $765,891            $1,066,230
                                             ========            ==========

          Fair Value Disclosures. The carrying value of cash and cash equivalents approximates fair value. The fair values of short-term investments, convertible subordinated debentures (see Long-Term Debt and Lines of Credit footnote) and foreign currency forward exchange and option contracts are estimated based on quoted market prices.

          The carrying values and fair values of the Company's financial instruments are as follows:

In thousands                                                    June 28, 1996                 June 30, 1995
- ---------------------------------------------------------------------------------------------------------------------------------
                                                           Carrying      Estimated       Carrying      Estimated
                                                            amount       fair value       amount       fair value
- ---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                  $ 503,754      $ 503,754      $ 890,667      $ 890,667

In thousands                                                    June 28, 1996                 June 30, 1995
- ---------------------------------------------------------------------------------------------------------------------------------
                                                           Carrying      Estimated       Carrying      Estimated
                                                            amount       fair value       amount       fair value
- ---------------------------------------------------------------------------------------------------------------------------------
Short-term investments                                       670,308        670,308        709,759        709,759

5 %  convertible subordinated debentures, due 2003           270,750        469,413        270,750        422,370

6-1/2 %  convertible subordinated debentures, due 2002       309,335        324,802        309,486        314,128

6-3/4 %  convertible subordinated debentures, due 2012             -              -        266,838        280,180

6-3/4 %  convertible subordinated debentures, due 2001       209,141        211,232        209,412        207,318

7.7% note payable                                                  -              -         10,000         10,000

Italian Lira debentures, 6% to 15-1/4%                         8,755          8,755          9,822          9,822

Foreign currency forward exchange, option and written
option contracts                                                (804)         3,302              -         (4,142)

Other borrowings                                                 335            335            948            950

          Derivative Financial Instruments. The Company enters into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. At June 28, 1996, the Company had outstanding foreign currency forward exchange and purchase option contracts totaling approximately $857,000,000 and $220,000,000, respectively. These contracts, which mature at various periods over the next 12 months, are hedges of cash flow requirements in the Singapore dollar, Malaysian Ringgit and Thai Baht. In addition to the above, at June 28, 1996, the Company has outstanding written option contracts maturing in three months amounting to $30,000,000 for the purchase of Singapore dollars to be used for ongoing operating requirements. The unrealized deferred loss on the Company's foreign exchange contracts as of June 28, 1996, was not material.

          While the contract or notional amounts of the Company's forward exchange and option contracts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating criteria used by the Company for off-balance-sheet transactions are similar to those which it uses for investments.

Accounts Receivable

Accounts receivable are summarized below:

In thousands                                                                               1996            1995
- ----------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                                        $1,133,175      $1,185,117
Less allowance for non-collection                                                             (66,656)        (71,702)
                                                                                           ----------      ----------

                                                                                           $1,066,519      $1,113,415
                                                                                           ==========      ==========

Inventories

Inventories are summarized below:

In thousands                                                                               1996            1995
- ----------------------------------------------------------------------------------------------------------------------------
Components                                                                                 $295,169        $304,106

Work-in-process                                                                             138,854         110,798

In thousands                                                                               1996            1995
- ----------------------------------------------------------------------------------------------------------------------------
Finished goods                                                                              356,798         177,052
                                                                                           --------        --------
                                                                                           $790,821        $591,956
                                                                                           ========        ========

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consisted of the following:
                                                                 Estimated
In thousands                                                    Useful Life                1996            1995
- ----------------------------------------------------------------------------------------------------------------------------
Land                                                                                       $    15,560     $   52,448

Equipment                                                       1-1/2 - 5 years              1,505,567      1,337,841

Building and leasehold improvements                             Life of lease -                556,026        311,453
                                                                   30 years

Construction in progress                                                                       327,385        204,809
                                                                                           -----------     ----------
                                                                                             2,404,538      1,906,551

Less accumulated depreciation and amortization                                              (1,004,655)      (993,622)
                                                                                           -----------     ----------
                                                                                           $ 1,399,883     $  912,929
                                                                                           ===========     ==========

          Equipment and leasehold improvements include assets under capitalized leases. Lease amortization is included in depreciation expense.

          Depreciation expense was $330,213,000, $246,883,000 and $214,793,000 in 1996, 1995 and 1994, respectively.

Long-Term Debt and Lines of Credit

          Long-term debt consisted of the following:

In thousands                                                                               1996            1995
- ----------------------------------------------------------------------------------------------------------------------------
6-3/4% convertible subordinated debentures, due 2012                                       $      -        $  266,838

5% convertible subordinated debentures, due 2003                                            270,750           270,750

6-1/2% convertible subordinated debentures, due 2002                                        309,335           309,486

6-3/4% convertible subordinated debentures, due 2001                                        209,141           209,412

Italian Lira debentures, 6% to 15-1/4% notes and loans
   due through 2001                                                                           8,755             9,822

7.7% note payable to Ceridian Corporation, due October 1995                                       -            10,000

Capitalized lease obligations with interest at 14% to 19.25% collateralized
   by certain manufacturing equipment and buildings                                           2,414             2,847

Other borrowings                                                                                335               948
                                                                                           --------        ----------
                                                                                            800,730         1,080,103

Less: Current portion                                                                         2,425            13,782
                                                                                           --------        ----------

In thousands                                                                               1996            1995
- ----------------------------------------------------------------------------------------------------------------------------
                                                                                           $798,305        $1,066,321
                                                                                           ========        ==========

          At June 28, 1996, future minimum principal payments on long-term debt and capitalized lease obligations were as follows:

   In thousands
- -------------------------------------------------------------------------------
1997                                                                  $  2,425

1998                                                                     2,460

1999                                                                     2,285

2000                                                                     1,496

2001                                                                   209,776

After 2001                                                             582,288
                                                                      --------
                                                                      $800,730
                                                                      ========

          In February 1996, the Company called for a March 18, 1996 redemption of all of its 6-3/4% Convertible Subordinated Debentures due 2012. Holders were given the option to convert their debentures into shares of the Company's common stock at a price of $42.50 per share through March 18, 1996, or have their debentures redeemed at a total redemption price of $1,039.38 per $1,000 principal amount of debentures consisting of $1,013.50 principal amount plus accrued interest of $25.88. Any debentures not converted by March 18, 1996, were automatically redeemed. Approximately $265.5 million principal amount of the debentures were converted to approximately 6.2 million shares and approximately $1.1 million principal amount were redeemed.

          The Company's 5% convertible subordinated debentures due 2003 are convertible into 10,314,286 shares of common stock at $26.25 per share at any time prior to maturity. Subsequent to November 2, 1996, the debentures are redeemable at the option of the Company, in whole or in part, initially at 103.5% and thereafter at prices declining to 100% at maturity, together with accrued interest.

          The Company's 6-1/2% convertible subordinated debentures due 2002 are convertible into 5,696,777 shares of common stock at $54.30 per share. Subsequent to March 1, 1995, the debentures are redeemable at the option of the Company, in whole or in part, initially at 104.55% and thereafter at prices declining to 100.65% at maturity, together with accrued interest. These debentures were issued in an offering registered under the Securities Act of 1933.

          The Company's 6-3/4% convertible subordinated debentures due 2001 are convertible into 3,187,639 shares of common stock at $65.61 per share. Subsequent to March 1, 1993, the debentures are redeemable at the option of the Company, in whole or in part, initially at 105.40% and thereafter at prices declining to 100.675% at maturity, together with accrued interest. These debentures were issued in an offering registered under the Securities Act of 1933.

          During the year ended June 30, 1995, the Company purchased at a discount, certain of its 6.5% and 6.75% convertible subordinated debentures with a face value of $56,102,000. The Company also prepaid and retired the remaining $41,666,000 of its outstanding Series A and Series B Senior Notes with a prepayment fee of $1,100,000. As a result of these transactions, the Company recorded a net extraordinary gain for the year of $6,171,000 (net of applicable income taxes of $4,288,000) or $0.05 per share on a fully diluted basis.

          As of June 28, 1996, the Company had committed lines of credit of $69 million which can be used for standby letters of credit or bankers' guarantees. At June 28, 1996, approximately $68 million had been utilized.

Stock Option and Stock Purchase Plans

          Options granted under the Company's stock option plans are granted at fair market value, expire ten years from the date of the grant and generally vest in four equal annual installments, commencing one year from the date of the grant.

          Following is a summary of stock option activity for the three years ended June 28, 1996:

                                                     Options Outstanding
                                     ----------------------------------------------------

                                                         Aggregate
                                                          Exercise              Price
                                          Number           Price               Per Share
- -----------------------------------------------------------------------------------------
Balance July 2, 1993                      13,478,894     $225,136,752          $5.75-$60.803

Granted                                    4,094,616      100,726,565          11.742-60.803

Exercised                                 (3,726,066)     (38,779,140)           5.75-60.803

Canceled                                  (1,049,570)     (30,461,950)           5.75-60.803
                                          ----------     ------------          -------------

Balance July 1, 1994                      12,797,874      256,622,227            5.75-60.803

Granted                                    3,401,637       93,322,451          11.742-57.975

Exercised                                 (3,720,369)     (50,574,457)           5.75-57.975

Canceled                                  (1,795,327)     (54,817,184)           7.50-57.975
                                          ----------     ------------          -------------

Balance June 30, 1995                     10,683,815      244,553,037            5.75-60.803

Granted                                    5,528,991      246,613,673             .485-66.75

Exercised                                 (3,084,115)     (53,700,985)            .485-66.75

Canceled                                  (1,628,842)     (46,498,803)            .485-66.75

Elimination of Conner Activity for
 the duplicated six months ended
 December 31, 1995                           350,163        9,898,520
                                          ----------     ------------

Balance June 28, 1996                     11,850,012     $400,865,442          $ .485-$66.75
                                          ==========     ============          =============

          At June 28, 1996, options outstanding included options to purchase 413,395 shares of the Company's common stock at prices ranging from $.485 to $.55 per share. These options were originally granted to certain officers, directors and employees of Arcada Software, Inc. ("Arcada") and its parent company at their then fair market value and were later converted to Seagate options in connection with the merger with Conner.

          Options available for grant were 4,515,819 at June 28, 1996; 5,544,536 at June 30, 1995; and 7,221,801 at July 1, 1994. At June 28, 1996, options to purchase 3,033,709 shares of common stock were exercisable.

          The Company has an Executive Stock Plan under which senior executives of the Company are granted the right to purchase shares of the Company's common stock at $.01 per share. The difference between the fair market value of the shares at the date of grant and the exercise price is recorded as deferred compensation and is charged to operations over the vesting period of five or ten years. In February 1996, the stockholders approved certain amendments to the plan including the addition of 1,000,000 shares to be issued under the plan. Subsequently in

February and May 1996, 1,010,250 shares were granted under the plan and at June 28, 1996, 239,750 shares remained and were available for future grants. In addition, the Company has a Restricted Stock Plan which also has a deferred compensation component. Under this plan the deferred compensation is amortized over a period of seven years. There are two employees remaining in the plan and no shares are available for future grant. The aggregate amount charged to operations for amortization of deferred compensation under both plans was $3,946,000, $2,935,000 and $1,400,000 in 1996, 1995 and 1994, respectively.

          The Company also maintains an Employee Stock Purchase Plan. A total of 6,800,000 shares of common stock have been authorized for issuance under the Purchase Plan. The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 564,443, 1,003,846 and 1,090,984 shares of common stock were issued in 1996, 1995 and 1994, respectively.

          Common stock reserved for future issuance under the Company's Stock Option and Stock Purchase Plans aggregated 18,519,288 shares at June 28,1996.

          In July 1995, the Board of Directors approved an amendment to the 1991 Incentive Stock Option plan to increase the number of shares of common stock reserved for issuance thereunder by 6,000,000, which was then approved by the stockholders at the 1995 Annual Meeting of Stockholders in October 1995.

Employee Profit Sharing and Executive Bonus Plans

          The Company allocates a certain percentage of adjusted quarterly pre-tax profits to its Employee Profit Sharing Plan which is currently distributed to employees, excluding officers, employed for the full quarter. The Company also allocates a certain percentage of adjusted quarterly pre-tax profits to its Executive Bonus Plan. Distributions to corporate officers under this plan are subject to the discretion of the Board of Directors. Charges to operations for these Plans during 1996, 1995 and 1994 were $72,723,000, $62,891,000, and
$43,529,000, respectively.

Income Taxes

          The provision for income taxes consisted of the following:


In thousands                                     1996       1995      1994
________________________________________________________________________________
Current Tax Expense
  Federal                                       $167,586    $133,494   $ 50,949
  State                                           28,123      27,773     14,907
  Foreign                                          7,023      14,370     12,448
                                                --------    --------   --------
                                                 202,732     175,637     78,304
                                                --------    --------   --------

Deferred Tax Expense
  Federal                                        (76,075)     (1,902)    55,812
  State                                           (8,405)     (5,330)     5,737
  Foreign                                            (53)      6,523       (149)
                                                --------    --------   --------
                                                 (84,533)       (709)    61,400
                                                --------    --------   --------
Provision for Income Taxes                      $118,199    $174,928   $139,704
                                                ========    ========   ========

          The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts approximated $47,302,000, $23,083,000 and $21,229,000 for 1996,
1995 and 1994, respectively.

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:


In thousands                              June 28, 1996       June 30, 1995
________________________________________________________________________________
Deferred Tax Assets

Warranty reserves                           $112,501            $ 90,023

In thousands                              June 28, 1996       June 30, 1995
________________________________________________________________________________
Inventory valuation accounts                  46,176              34,314
Receivable reserves                           31,727              27,639
Accrued compensation and benefits             29,596              27,040
Property reserves                             22,611               7,015
Restructuring reserves                        32,976               5,449
Other reserves and accruals                   23,652              40,043
Net operating loss carryforwards              44,714              54,879
Other                                          5,185              10,181
                                            --------            --------
  Total Deferred Tax Assets                  349,138             296,583
Valuation allowance                          (37,498)            (22,436)
                                            --------            --------
  Net Deferred Tax Assets                    311,640             274,147
                                            --------            --------

Deferred Tax Liabilities

Unremitted income of foreign subsidiaries   (416,848)           (427,977)
Acquisition related items                    (11,457)            (44,106)
Other                                        (12,507)             (9,515)
                                           ---------           ---------
  Total Deferred Tax Liabilities            (440,812)           (481,598)
                                           ---------           ---------
  Net  Deferred Tax Liabilities            $(129,172)          $(207,451)
                                           =========           =========

As Reported on the Balance Sheet

Deferred Income Tax Assets                 $ 222,355           $ 177,592
                                           =========           =========
Deferred Income Tax Liabilities             (351,527)           (385,043)
                                           ---------           ---------
  Net Deferred Tax Liabilities             $(129,172)          $(207,451)
                                           =========           =========

          The valuation allowance has been provided for deferred tax assets related to the acquisition of certain software companies and net operating loss carryforwards. The valuation allowance increased by $15,062,000 and $1,524,000 in 1996 and 1995, respectively.

          The Company as of June 28, 1996, has pre-acquisition net operating loss carryforwards of Archive and its subsidiaries of approximately $72,000,000 expiring 1997 through 2005. These losses may be used to offset future taxable income, subject to an annual maximum limitation of approximately $12,000,000. In addition, the Company has deferred tax assets of approximately $17,741,000 relating to various foreign net operating loss carryforwards which expire in future years. A valuation reserve has been set up for the foreign net operating losses because of the uncertainty of the Company's ability to utilize them.

The differences between the provision for income taxes at the U.S. statutory rate and the effective rate are summarized as follows:

In thousands                                                              1996           1995           1994
- --------------------------------------------------------------------------------------------------------------
Provision at U.S. statutory rate                                       $116,012        $170,617      $164,286
State income taxes net of federal income tax benefit                     10,472          14,408        13,242
Benefit from net earnings of foreign subsidiaries considered
to be permanently invested in non-U.S. operations                       (59,120)        (67,118)      (51,322)
Foreign income taxes                                                        800          16,698         5,539
Write-off of in-process research and development                         30,440          24,626             -
Non-deductible restructuring provision                                   18,008               -             -
Other                                                                     1,587          15,697         7,959
                                                                       --------        --------      --------
                                                                       $118,199        $174,928      $139,704
                                                                       ========        ========      ========

          A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, and Malaysia operate free of tax under various tax holidays which expire in whole or in part during fiscal years 1997 through 1999. Certain tax holidays may be extended if specific conditions are met. The Company's manufacturing operations in China operate under various tax holidays expiring in 1997 and 2000. The net impact of these tax holidays was to increase net income by approximately $50,398,000 ($0.43 per share, fully diluted) in 1996, approximately $59,788,000 ($0.48 per share, fully diluted) in 1995, and approximately $45,802,000 ($0.39 per share, fully diluted) in 1994. Cumulative undistributed earnings of the Company's Far East subsidiaries for which no income taxes have been provided aggregated approximately $1,160,173,000 at June 28, 1996. These earnings are considered to be permanently invested in non-U.S. operations. Additional state and federal taxes of approximately $413,254,000 would have to be provided if these earnings were repatriated to the U.S.

          The Company successfully entered into settlement agreements with the Internal Revenue Service (IRS) for Seagate's fiscal tax years 1988 through 1990 and Conner's tax years 1989 and 1990 for which the Company had previously filed Petitions in the United States Tax Court contesting the deficiencies proposed by the IRS. A majority of the proposed adjustments to income for Seagate's fiscal years 1988 through 1990 related to the allocation of income between Seagate and its foreign manufacturing subsidiaries. The IRS originally claimed a deficiency in tax of approximately $66 million plus penalties and accrued interest of approximately $65.9 million. In addition, the proposed income adjustments would have eliminated net operating losses and tax credits that had been carried to other fiscal years. The elimination of these losses and credits would have resulted in additional taxes of approximately $22 million for the three years ended July 2, 1993, plus accrued interest of approximately $7.3 million. Under the settlement agreement filed with the Tax Court, Seagate paid additional taxes of approximately $12.3 million for the fiscal years 1988 through 1990, plus accrued interest of approximately $8.8 million. In addition, the Company paid additional taxes of approximately $17.9 million for the three years ended July 2, 1993, plus accrued interest of approximately $6.3 million for adjustments to net operating losses and tax credits that had been carried to these years. A majority of the proposed adjustments to income for Conner's fiscal years 1989 and 1990 related to the allocation of income between Conner and its foreign manufacturing subsidiaries. The IRS originally claimed a deficiency in tax of approximately $43 million plus accrued interest of approximately $28 million. Under the settlement agreement filed with the Tax Court, the Company paid additional taxes of approximately $5.4 million for the years 1989 and 1990, plus accrued interest of approximately $3.3 million. The results of the settlements did not effect the Company's results of operations for fiscal 1996 and did not have a material adverse effect on the Company's financial condition.

          The Company's federal income tax returns for the fiscal years 1991 through 1993 are presently under examination by the IRS. Conner's federal income tax returns for the fiscal years 1991 and 1992 are also under examination by the IRS. In addition, the IRS is currently reviewing Archive and its subsidiaries' federal income tax returns for 1985 through 1992. Certain foreign and state tax returns for fiscal years 1990 through 1994 are also under examination by taxing authorities. Management believes that adequate amounts of tax have been provided for any final assessments which may result from these examinations.

Merger with Conner

          In October 1995, the Company and Conner Peripherals, Inc. ("Conner") signed a definitive agreement to merge the two companies. On February 2, 1996, the merger was consummated after approval by the stockholders of both companies. To effect the combination Seagate issued 24,478,022 shares of its common stock in exchange for all the outstanding common stock of Conner and issued options to purchase 2,469,580 shares of Seagate common stock in exchange for all the outstanding options to purchase Conner common stock. The merger has been accounted for as a pooling of interests and, accordingly, all prior periods presented in the accompanying consolidated financial statements have been restated to include the accounts and operations of Conner. Conner designs, manufactures and sells information storage products including disc drives, tape drives and storage management software.

          Because of differing fiscal year ends of the two companies, the consolidated statements of income combine Seagate's twelve months ended June 28, 1996, June 30, 1995 and July 1, 1994 with Conner's twelve months ended June 28, 1996, December 31, 1995 and December 31, 1994, respectively. The consolidated balance sheets combine Seagate's June 28, 1996 and June 30, 1995 periods with Conner's June 28, 1996 and December 31, 1995 periods, respectively. Combined and separate results of the Company and Conner for the periods prior to the acquisition were as follows:

                                                                                    Twelve Months Ended
In thousands                                                         June 28, 1996      June 30, 1995    July 1, 1994
- ---------------------------------------------------------------------------------------------------------------------
Net Sales:
 Prior to December 30, 1995:
   Seagate                                                            $3,016,590         $4,539,570       $3,500,103
   Conner                                                              1,463,906          2,716,639        2,365,152
Combined results after December 29, 1995                               4,107,854                  -                -
                                                                      ----------         ----------       ----------
                                                                      $8,588,350         $7,256,209       $5,865,255
                                                                      ==========         ==========       ==========

Extraordinary Gain:
 Prior to December 30, 1995:
   Seagate                                                            $        -         $        -       $        -
   Conner                                                                      -              6,171                -
Combined results after December 29, 1995                                       -                  -                -
                                                                      ----------         ----------       ----------
                                                                      $        -         $    6,171       $        -
                                                                      ===========        ==========       ==========

Net Income:
 Prior to December 30, 1995:
   Seagate                                                            $  232,473         $  259,651       $  222,526
   Conner                                                                 37,251             59,068          107,159
Combined results after December 29, 1995                                 (56,463)                 -                -
                                                                      ----------         ----------       ----------
                                                                      $  213,261         $  318,719       $  329,685
                                                                      ==========         ==========       ==========

          The combined net loss after December 29, 1995 (see table above) of $56,463,000 includes a $168,425,000 restructuring charge, net of related tax effect, as a result of the merger with Conner and a $88,779,000 write-off of in-process research and development, net of related tax effect, incurred in connection with the acquisitions of software companies.

          The two companies maintained a majority of similar accounting practices. However, as a result of certain differing accounting practices relating to the capitalization of fixed assets and inventory, certain adjustments to net assets, which were not material to any period presented, were made to conform accounting practices of the two companies.

          Previously, Conner's fiscal year ended on the Saturday closest to December 31. To change Conner's fiscal year end to conform with Seagate's June 28, 1996 fiscal year end, the operating results of Conner for the six months ended December 31, 1995 are included in the consolidated statement of income for both fiscal years 1996 and 1995. The Conner results of operations for the six months ended December 30, 1995 were as follows:

                                                           Six Months Ended
In thousands                                               December 30, 1995
- ----------------------------------------------------------------------------
Net sales                                                    $1,463,906
Operating expenses                                            1,403,098
Other income (expense)                                           (4,501)
Net income                                                       37,251

Acquisitions


          In connection with the merger with Conner, on February 16, 1996, the Company acquired the minority interest in Arcada Holdings, Inc. ("Arcada"), formerly a majority-owned subsidiary of Conner. Seagate acquired the minority interest in Arcada by exchanging 1,276,670 shares of Seagate common stock and options to purchase 906,968 shares of Seagate common stock (equivalent to approximately $85,075,000, net of the exercise proceeds of the options acquired, based on a market value of $40.74 per share of Seagate common stock) for all the outstanding common stock and options to purchase common stock of Arcada. Arcada develops, markets and supports data protection and storage management software products that operate across multiple desktop and client/server environments. This acquisition was accounted for as a purchase and, accordingly, Arcada's results of operations have been included in the consolidated financial statements from the date of acquisition. Goodwill and other intangibles arising from the acquisition are being amortized on a straight-line basis over periods ranging from two to seven years. As a result of the acquisition, the Company incurred a one-time write-off of in-process research and development of $43,900,000.

          During the year ended June 28, 1996, the Company acquired Sytron Corporation, a storage management software company, OnDemand Software, Inc. and Calypso Software Systems, Inc., both network management software companies, Holistic Systems Ltd., an information management software company, and Stormex, S.A. de C.V., a media substrate manufacturer. These acquisitions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the date of acquisition. The total cost of all businesses acquired for cash was $110,611,000, net of cash acquired, excluding $20,800,000 of payments held in escrow pending the outcome of certain contingencies relating to the acquisition of Holistic Systems Ltd. Goodwill and other intangibles arising from the acquisitions are being amortized on a straight-line basis over periods ranging from one to seven years. As a result of the acquisitions, the Company incurred one time write-offs of in-process research and development totaling $98,687,000. Pending the outcome of the contingent payments relating to the acquisition of Holistic Systems Ltd., the Company may record additional write-offs of in-process research and development and additional goodwill and other intangibles in fiscal 1997. The operations of the acquired companies prior to the date of acquisition were not material to the Company's net sales or net income.

          During the same period the Company increased its investment in SanDisk Corporation, a flash memory manufacturer, by $10,086,000. Goodwill arising from the equity investment is being amortized on a straight-line basis over seven years.

Restructuring Costs

          During 1996, the Company recorded restructuring charges totaling $241,720,000 as a result of the merger with Conner Peripherals, Inc. ("Conner"). The restructuring charges were incurred for the reduction of personnel whose duties were made redundant, write-off or write down of equipment, inventory, intangibles and other assets, closure of duplicate and excess facilities, fees of financial advisors, attorneys and accountants and contract cancellations and other expenses. In connection with the restructure, the Company currently expects a total workforce reduction of approximately 3,650 employees. Of that number, 660 have been terminated.

          During fiscal year 1993, restructuring charges totaling $106,457,000 resulted from the Company's decision to reduce excess manufacturing capacity to a level more consistent with sustainable demand, to streamline operations as well as administrative processes to reduce the Company's cost structure and to further integrate and reduce selling, general and administrative and research and development activities of both the disc and tape drive operations. As part of this restructuring, the Company, had decided to close certain of its manufacturing operations.

          During 1994, the Company lowered its estimate of the total cost of restructuring and recorded an adjustment to its restructuring reserves thereby increasing operating income by $38,019,000. This reduction resulted from the modification of the Company's operating plans, primarily the decision to cancel the closure of certain manufacturing operations due to changing business conditions. These changing business conditions primarily pertained to the improvement in local economies, the reduction in manufacturing cost benefits achieved by shifting production to other locations and certain other strategic benefits realized by maintaining a local presence. As of June 30, 1995, the Company had executed primarily all of its actions relating to the 1993 restructuring.

          The following table summarizes the Company's restructuring activity for the three years ended June 28, 1996:

                                                                Equipment,                       Contract
                                                                 Inventory,                     Cancellations
                               Severances       Excess          Intangibles      Professional    and Other
                             and Benefits     Facilities     and Other Assets        Fees         Expenses     Total
                        ------------------------------------------------------------------------------------------------
Reserve balances,
  July 2, 1993                $ 15,326          $ 27,888       $ 22,990           $    134        $    42       $ 66,380

Cash charges                    (3,824)           (2,126)        (7,617)              (134)           (42)       (13,743)
Non-cash charges                     -              (240)        (6,829)                 -              -         (7,069)
Adjustments                     (9,482)          (21,595)        (6,942)                 -              -        (38,019)
                              --------          --------       --------           --------        -------       --------

Reserve balances,
  July 1, 1994                   2,020             3,927          1,602                  -              -          7,549

Cash charges                    (1,727)             (388)           (84)                 -              -         (2,199)
Non-cash charges                     -              (300)             -                  -              -           (300)
                              --------          --------       --------           --------        -------       --------

Reserve balances,
  June 30, 1995                    293             3,239          1,518                  -              -          5,050

                                                                Equipment,                       Contract
                                                                 Inventory,                     Cancellations
                               Severances       Excess          Intangibles      Professional    and Other
                             and Benefits     Facilities     and Other Assets        Fees         Expenses     Total
                        ------------------------------------------------------------------------------------------------
1996 restructuring charges      60,714            45,138         97,209             23,980         14,679        241,720
Cash charges                   (27,737)           (1,338)          (963)           (20,795)        (4,614)       (55,447)
Non-cash charges                  (917)          (12,451)       (85,721)                 -           (273)       (99,362)
Elimination of Conner
  activity for the six
  months ended 12/31/95            813               731            (89)                 -              -          1,455
                              --------          --------       --------           --------        -------       --------

Reserve balances,
  June 28, 1996               $ 33,166          $ 35,319       $ 11,954           $  3,185        $ 9,792       $ 93,416
                              ========          ========       ========           ========        =======       ========

Business Segment and Geographic Information

          The Company operates in a single industry segment by designing, manufacturing and marketing products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives and disc drive components, tape drives and software.

          The following tables summarize the Company's operations in different geographic areas:

                                                                                    Adjustments
Year Ended June 28, 1996                              United         Far                and
In thousands                                          States         East           Eliminations        Consolidated
- -----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                       $5,888,205     $2,700,145      $         -         $8,588,350

Transfers between geographic areas                     1,272,067      6,247,630       (7,519,697)                 -

Total net sales                                       $7,160,272     $8,947,775      $(7,519,697)        $8,588,350
                                                      ==========     ==========      ==========          ==========

Income (loss) from operations                         $  (76,805)    $  363,774      $        -          $  286,969

Other income (expense), net                                  (63)        44,554               -              44,491
                                                      ----------     ----------      ----------          ----------

Income (loss) before income taxes                     $  (76,868)    $  408,328     $        -          $  331,460
                                                      ==========     ==========     ==========          ==========

Identifiable assets                                   $2,310,876     $2,928,759     $        -          $5,239,635
                                                      ==========     ==========     ==========          ==========


                                                                                    Adjustments
Year Ended June 30, 1995                              United         Far                and
In thousands                                          States         East           Eliminations        Consolidated
- -----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                       $5,167,408     $2,088,801      $         -         $7,256,209

Transfers between geographic areas                     1,120,720      4,217,003       (5,337,723)                 -
                                                      ----------     ----------      -----------         ----------

Total net sales                                       $6,288,128     $6,305,804      $(5,337,723)        $7,256,209
                                                      ==========     ==========      ===========         ==========

Income from operations                                $   74,871     $  384,430      $         -         $  459,301

Other income (expense), net                              (25,143)        53,318                -             28,175
                                                      ----------     ----------      -----------         ----------

Income before income taxes                            $   49,728     $  437,748      $         -         $  487,476
                                                      ==========     ==========      ===========         ==========

Identifiable assets                                   $3,052,136     $1,847,696      $         -         $4,899,832
                                                      ==========     ==========      ============        ==========


                                                                                    Adjustments
Year Ended July 1, 1994                               United         Far                and
In thousands                                          States         East           Eliminations        Consolidated
- -----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                       $3,969,619     $1,895,636      $         -        $5,865,255

Transfers between geographic areas                       840,853      3,132,588       (3,973,441)                -
                                                      ----------     ----------      -----------        ----------

Total net sales                                       $4,810,472     $5,028,224      $(3,973,441)       $5,865,255
                                                      ==========     ==========      ===========        ==========

Income from operations                                $   60,498     $  412,599      $         -        $  473,097

Other income (expense), net                              (27,706)        23,998                -            (3,708)
                                                      ----------     ----------      -----------        ----------

Income before income taxes                            $   32,792     $  436,597      $         -        $  469,389
                                                      ==========     ==========      ===========        ==========

Identifiable assets                                   $2,773,093     $1,534,844      $         -        $4,307,937
                                                      ==========     ==========      ============       ==========

          Sales and transfers between geographic areas are accounted for at prices which, in general, provide a profit after coverage of all manufacturing costs. Income from operations is net sales less operating expenses.

          The identifiable assets by geographic area are those assets used in the Company's operations in each area. The Company's European operations have not been disclosed as a separate geographic area because European sales are recorded by subsidiaries in other geographic areas and European identifiable assets are less than 10% of consolidated assets.

          No customer accounted for 10% or more of consolidated net sales in 1996 or 1995. In 1994 one customer accounted for more than 10% of consolidated net sales for a total of $617,977,000.

          Net foreign currency transaction gains (losses) included in the determination of net income were ($7,794,000), $4,287,000 and $1,649,000 for 1996, 1995 and 1994, respectively.

Litigation

          Securities Litigation. In 1988 a series of lawsuits were filed in Federal Court for the Northern District of California against the Company, alleging violations of the federal securities laws on behalf of a class of purchasers of the Company's securities. On February 8, 1995 the Court granted defendants summary judgment completely dismissing all claims against the Company. On March 31, 1995 the Court denied plaintiffs' motion for reconsideration of the summary judgment decision. Plaintiffs have appealed this judgment to the Ninth Circuit Court of Appeals. All briefing has been completed and a hearing on the matter has been scheduled for September 18, 1996.

          In 1991 another series of lawsuits were filed in Federal Court for the Northern District of California against the Company, alleging violations of the federal securities laws on behalf of a class of purchasers of the Company's securities. Discovery is continuing and the case was recently reassigned to a different U. S. District Court Judge who vacated the February 10, 1997 trial date. The newly reassigned U.S. District Court Judge resigned his position and the Company recently learned of the assignment of this matter to another U.S. District Court Judge. No trial date has been set.

          In 1993 a series of lawsuits were filed in Federal Court for the Northern District of California against Conner Peripherals, Inc. which is now a wholly owned subsidiary of the Company known as Seagate Peripherals, Inc. These class action lawsuits allege violations of the federal securities laws and seek damages on behalf of a class of purchasers of Conner's securities. Discovery is continuing and the Court has not set a trial date.

          The Company believes the 1988, 1991 and 1993 series of securities lawsuits are without merit and intends to vigorously contest them. The Company believes that the outcome of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

          Environmental Matters. The United States Environmental Protection Agency ("EPA") and/or similar state agencies have identified the Company as a potentially responsible party with respect to environmental conditions at several different sites to which hazardous wastes had been shipped or from which they were released. These sites were acquired by the Company from Ceridian Corporation ("Ceridian") (formerly Control Data Corporation) in fiscal 1990. Other parties have also been identified at certain of these sites as potentially responsible parties. Many of these parties either have shared or likely will share in the costs associated with the sites. Investigative and/or remedial activities are ongoing at such sites.

          The Company's portion of the estimated cost of investigation and remediation of known contamination at the sites to be incurred after June 28, 1996, is approximately $16,000,000. Through June 28, 1996, the Company had recovered approximately $3,500,000 from Ceridian through its indemnification and cost sharing agreements with Ceridian and, in addition, expects to recover approximately $9,900,000 from Ceridian over the next 30 years. After deducting the expected recoveries from Ceridian, the expected aggregate undiscounted liability was approximately $6,100,000 at June 28, 1996, with expected payments by the Company of approximately $329,000 in 1999, $671,000 in 2000 and the remainder after 2001.

          Approximately $15,100,000 of the $16,000,000 total estimated costs described above is attributable to one site in Omaha, Nebraska. In 1994, the Company sold the Omaha property; however, the Company retains responsibility for and has indemnified the buyer with respect to all environmental contamination existing on the site at the time of sale. IT Corporation, a nationally known environmental consulting firm, has provided consulting services to Ceridian and the Company for the Omaha site for several years and has assisted the Company in estimating the liability related to the cost of remediation. This liability is based on a plan of investigation and remediation developed by IT Corporation pursuant to a Consent Order entered into by the Company and the EPA in 1990. The extent of contamination in the groundwater has been investigated and generally defined. According to the plan, the likely technology for remediation of groundwater at the facility will be pumping and treatment, while remediation of soils will most likely be accomplished by soil vapor extraction. A substantial portion of the Omaha liability was discounted by applying a risk free rate of 6% to the expected payments to be made by the Company over the next 30 years. None of the liabilities for any of the other sites has been discounted. The total liability for all sites recorded by the Company after considering the estimated effects of inflation, reimbursements by Ceridian and discounting was approximately $3,100,000 at June 28, 1996.

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

          Patent Litigation. In November 1992, Rodime, PLC ("Rodime") filed a complaint in Federal Court for the Central District of California, alleging infringement of U.S. Patent No. B1 4,638,383 and various state law unfair competition claims. It is the opinion of the Company's patent counsel that the Company's products do not infringe any valid claims of the Rodime patent in suit and thus the Company refused Rodime's offer of a license for its patents. Other companies, however, such as IBM, Hewlett-Packard and a number of Japanese companies have reportedly made payments to and taken licenses from Rodime. In 1995 the Court granted the Company's motions for summary judgment finding that all of the Company's accused products, with the exception of the ST157, did not infringe any claims of the Rodime patent, and that the majority of the claims in the Rodime patent were invalid as a matter of law. The ST157 is no longer in production. This case was reassigned on July 19, 1996 to a different U.S. District Court Judge. Prior to the reassignment, the Court granted the Company leave to file two additional motions for summary judgment, one is directed to the two remaining state causes of action in the case, and the other is directed to the Company's intervening rights in the ST157 product family. Rodime was also granted leave to file one motion for summary judgment directed to the Company's defense of inequitable conduct. The Court has yet to schedule a final hearing on the parties' motions for summary judgment, but has scheduled a Pretrial Conference for October 9, 1996 and a trial to commence on October 22, 1996. While the Company believes its defenses to Rodime's claims are meritorious, should Rodime prevail at trial, a judgment in a material amount could be awarded against the Company.

          On October 5, 1994 a patent infringement action was filed against the Company by an individual James M. White in the U.S. District Court for the Northern District of California for alleged infringement of U.S. Patent Nos. 4,673,996 and 4,870,519. Both patents relate to air bearing sliders. Prior to the filing of the lawsuit, the Company filed a Petition for Reexamination of U.S. Patent No. 4,673,996 with the United States Patent and Trademark Office ("PTO") and this Petition was granted shortly after the lawsuit was filed. Subsequently, the Company filed a Petition for Reexamination of U.S. Patent No. 4,870,519. This second petition has also been granted by the PTO. The District Court stayed the action pending the outcome of the reexaminations. The applications for reexamination of the patents involved in the White case are still pending and the suit remains stayed pending completion of the reexaminations. In both reexaminations, the examiner has allowed some claims and rejected others. The Company believes, based on a preliminary evaluation, that it does not infringe any of the claims that have been allowed.

          Business Litigation. Amstrad PLC ("Amstrad") initiated a lawsuit against the Company in London, England on December 11, 1992 concerning the Company's sale of allegedly defective disc drives to Amstrad. The Company replied to the allegations made against it by Amstrad by denying all material points of Amstrad's claim and asserted affirmative defenses. Although the trial concluded on July 31, 1996, there is no assurance that a decision will be forthcoming for several months. The Company believes that it asserted meritorious defenses to Amstrad's claim, including substantial objections to the methodology and calculation of Amstrad's alleged damages but believes that, should Amstrad prevail on its liability claims, a judgment in a material amount would be awarded against the Company.

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

          Future minimum lease payments for operating leases with initial or remaining terms of one year or more were as follows at June 28,1996:

                                                                     Operating
   In thousands                                                       Leases
- -------------------------------------------------------------------------------
1997                                                                  $ 49,291

1998                                                                    44,367

1999                                                                    36,181

2000                                                                    28,327

2001                                                                    13,185

After 2001                                                             108,940
                                                                      --------

                                                                      $280,291
                                                                      ========

          Total rent expense for all land, facility and equipment operating leases was approximately $44,781,000, $49,313,000 and $45,767,000 for 1996, 1995
and 1994, respectively.

          Capital Expenditures. The Company's commitments for construction of manufacturing facilities and equipment approximated $193,000,000 at June 28, 1996.

Supplemental Cash Flow Information

In thousands                                          1996                1995           1994
- -------------------------------------------------------------------------------------------------
Cash Transactions:

   Cash paid for interest                             $ 64,422            $ 74,670        $73,317

   Cash paid for income taxes                          207,767             152,642         35,842

Non-Cash Transactions:

   Conversion of 6-3/4% debentures                     265,500                   -              -

   Receipt of note receivable for sale of building           -                   -          5,000

Report of Independent Auditors

The Board of Directors and Stockholders

Seagate Technology, Inc.

          We have audited the accompanying consolidated balance sheets of Seagate Technology, Inc. and subsidiaries as of June 28, 1996 and June 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Conner Peripherals, Inc. and subsidiaries, which statements reflect total assets constituting 32.1% of the related 1995 consolidated financial statement total and which statements reflect net income constituting approximately 19.4% and 33.3% of the related 1995 and 1994 consolidated financial statement totals, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Conner Peripherals, Inc. and subsidiaries, is based solely on the report of the other auditors.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits, and for 1995 and 1994 the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Technology, Inc. and subsidiaries at June 28, 1996 and June 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 28, 1996, in conformity with generally accepted accounting principles.

San Jose, California                                     Ernst & Young LLP

July 16, 1996, except for the first paragraph of the Patent Litigation note as to which the date is July 19, 1996 and the first paragraph of the Business Litigation note as to which the date is July 31, 1996.