Form 10-K405/A, Exhibit 13
period 1996-06-28
SEAGATE TECHNOLOGY INC
filed 1996-09-18
CIK 354952

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

          As a result of the merger with Conner, the Company recorded restructuring costs of $241,720,000 in 1996. The restructuring costs comprised $60,714,000 for employee severance benefits, $97,209,000 to write-off or write down equipment, inventory, intangibles and other assets, $45,138,000 for closure of duplicate and excess facilities, $23,980,000 for fees of financial advisors, attorneys and accountants and $14,679,000 for contract cancellations and other expenses. The cash outflows related to the $241,720,000 charge are estimated to be approximately $128,410,000 of which $75,450,000 remains to be expended at June 28, 1996.

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

          The Company has an Executive Stock Plan under which senior executives of the Company are granted the right to purchase shares of the Company's common stock at $.01 per share. The difference between the fair market value of the shares on the measurement date and the exercise price is recorded as deferred compensation and is charged to operations over the vesting period of five or ten years. In November 1995, the Company's Board of Directors granted 802,000 shares under the plan, subject to stockholder approval of certain amendments to the plan. These amendments included the addition of 1,000,000 shares to be issued under the plan. In

February 1996, such stockholder approval was obtained. Subsequently in May 1996, an additional 208,250 shares were granted under the plan and at June 28, 1996, 239,750 shares were available for future grants. In addition, the Company has a Restricted Stock Plan which also has a deferred compensation component. Under this plan the deferred compensation is amortized over a period of seven years. There are two employees remaining in the plan and no shares are available for future grant. The aggregate amount charged to operations for amortization of deferred compensation under both plans was $3,946,000, $2,935,000 and $1,400,000 in 1996, 1995 and 1994, respectively.

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

Acquisitions


          In connection with the merger with Conner, on February 16, 1996, the Company acquired the minority interest in Arcada Holdings, Inc. ("Arcada"), formerly a majority-owned subsidiary of Conner. Seagate acquired the minority interest in Arcada by exchanging 1,276,670 shares of Seagate common stock and options to purchase 906,968 shares of Seagate common stock (equivalent to approximately $85,075,000, net of the exercise proceeds of the options acquired, based on a market value of $40.74 per share of Seagate common stock) for all the outstanding common stock and options to purchase common stock of Arcada. Arcada develops, markets and supports data protection and storage management software products that operate across multiple desktop and client/server environments. This acquisition was accounted for as a purchase and, accordingly, the results of operations of the minority interest have been included in the consolidated financial statements from the date of acquisition of such minority interest. Goodwill and other intangibles arising from the acquisition are being amortized on a straight-line basis over periods ranging from two to seven years. As a result of the acquisition, the Company incurred a one-time write-off of in-process research and development of $43,900,000.

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