Form 10-K405, Exhibit 13
period 1997-06-27
SEAGATE TECHNOLOGY INC
filed 1997-08-19
CIK 354952

                                                                    EXHIBIT 13.1
SEAGATE TECHNOLOGY, INC.
ANNUAL REPORT TO STOCKHOLDERS

SELECTED FINANCIAL DATA

Fiscal Year Ended                               June 27,     June 28,     June 30,      July 1,      July 2,
In thousands except per share data                1997         1996         1995         1994         1993
-------------------------------------------------------------------------------------------------------------
Net sales                                      $8,940,022   $8,588,350   $7,256,209   $5,865,255   $5,195,276

Gross profit                                    2,022,255    1,581,001    1,373,385    1,170,821      909,872

Income (loss) from operations                     857,585      286,969      459,301      473,097     (195,442)

Income (loss) before extraordinary gain           658,038      213,261      312,548      329,685     (267,605)

Net income (loss)                                 658,038      213,261      318,719      329,685     (267,605)

Primary income (loss) per share before
   extraordinary gain                                2.73         1.03         1.60         1.71        (1.50)

Primary net income (loss) per share                  2.73         1.03         1.63         1.71        (1.50)

Fully diluted income (loss) per share
   before extraordinary gain                         2.61          .97         1.43         1.56        (1.50)

Fully diluted net income (loss) per share            2.61          .97         1.45         1.56        (1.50)

Total assets                                    6,722,879    5,239,635    4,899,832    4,307,937    3,470,970

Long-term debt, less current portion              701,945      798,305    1,066,321    1,176,551      941,882

Stockholders' equity                           $3,475,666   $2,466,088   $1,936,132   $1,634,700   $1,228,829

Number of shares used in per share
   computations:

          Primary                                 241,043      206,876      195,530      192,320      178,374

          Fully diluted                           258,361      236,272      247,142      235,934      178,374

The 1997 results of operations include a $153,000 charge as a result of the adverse judgment in the Amstrad PLC litigation. The 1996 results of operations include a $241,720 restructuring charge as a result of the merger with Conner Peripherals, Inc. and a $98,687 write-off of in-process research and development incurred in connection with the acquisition of software companies. The 1995 results of operations include a $73,177 write-off of in-process research and development incurred in connection with business acquisitions.

Prior periods have been restated to reflect the merger with Conner Peripherals, Inc. in February 1996 on a pooling of interests basis and a two-for-one stock split, effected in the form of a stock dividend, in November 1996.

Quarterly/1997
Unaudited, in thousands except per share data                                       1st           2nd           3rd           4th
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                       $2,060,825    $2,400,156    $2,501,823    $1,977,218


Gross profit                                                                       392,776       541,499       630,834       457,146


Income from operations                                                             173,711       289,473       346,857        47,544


Net income                                                                         129,361       212,600       256,750        59,327


Net income per share:

  Primary                                                                              .59           .91          1.01           .23


  Fully diluted                                                                        .53           .84          1.01           .23


Price range per share:

  Low                                                                              18-1/16        25-7/8        37-3/8        32-1/2


  High                                                                          $  29-5/16    $   42-3/4    $   56-1/4    $   54-1/4


The results for the first quarter include restructuring reversals of $9,554 related to the completion of certain aspects of the restructuring in connection with the merger with Conner Peripherals, Inc. at less than originally estimated. The results for the third quarter include compensation expense and in-process research and development charges of $13,446 and $2,876, respectively, in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems Ltd. The results for the fourth quarter include a $153,000 charge as a result of the adverse judgment in the Amstrad PLC litigation (See "Management's Discussion and Analysis of Financial Condition and Results of Operations") and restructuring charges of $2,478 related to certain software operations.

Quarterly/1996
Unaudited, in thousands except per share data                                         1st          2nd           3rd          4th
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                         $2,140,805   $2,339,691   $2,093,326    $2,014,528


Gross profit                                                                         396,100      453,823      337,581       393,497


Income (loss) from operations                                                        168,613      204,984     (214,909)      128,281


Net income (loss)                                                                    120,809      148,915     (157,478)      101,015


Net income (loss) per share:

     Primary                                                                             .61          .74         (.78)          .46


     Fully diluted                                                                       .52          .63         (.78)          .42


Price range per share:

     Low                                                                             19-9/16      19-5/16     22-15/16        21-1/4


     High                                                                         $  24-5/16   $       27   $  33-9/16    $   31-1/4


The results for the first, second, third and fourth quarters include in-process research and development charges of $2,817, $3,600, $52,848 and $39,422, respectively, in connection with business acquisitions and equity investments. The results for the third quarter include restructuring charges of $241,720 as a result of the merger with Conner Peripherals, Inc.

Prior periods have been restated to reflect the merger with Conner Peripherals, Inc. in February 1996 on a pooling of interests basis and a two-for-one stock split, effected in the form of a stock dividend, in November 1996.


Stock and Dividend Information

     The Company's common stock trades on the New York Stock Exchange under the symbol "SEG." The price range per share, reflected in the above tables, is the highest and lowest sale prices for the Company's stock as reported by the New York Stock Exchange during each quarter. The Company's present policy is to retain its earnings to finance future growth. The Company has never paid cash dividends and has no present intention to pay cash dividends. At June 27, 1997, there were approximately 6,388 stockholders of record.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the five-year summary of selected financial data and the Company's consolidated financial statements and the notes thereto. All references to years represent fiscal years unless otherwise noted. In November 1996, the Company effected a two-for-one stock split in the form of a stock dividend. Prior periods have been restated to reflect the stock split.

Certain Forward-Looking Information

     Certain statements in this Management's Discussion and Analysis ("MD&A"), elsewhere in this Annual Report to Stockholders and in the Company's Annual Report on Form 10-K for 1997 into which this MD&A is incorporated are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. Certain of these risks and uncertainties are set forth below under "Foreign Currency Risks," "Factors Affecting Future Operating Results," elsewhere in this MD&A, elsewhere in this Annual Report to Stockholders and in the Company's Annual Report on Form 10-K for 1997. These forward-looking statements include the statements relating to declining unit sales prices in the first paragraph under "Results of Operations-1997 vs 1996," the statements relating to customs duties in the third paragraph under "Results of Operations - 1997 vs 1996," the statements relating to continued expansion into complementary markets and future write-offs of in-process research and development, including the charge to operations in connection with the acquisition of Quinta Corporation, in the seventh paragraph under "Results of Operations - 1997 vs 1996," the statements relating to the Amstrad PLC litigation in the ninth paragraph under "Results of Operations -1997 vs 1996," the statements relating to the 1998 effective tax rate in the eleventh paragraph under "Results of Operations - 1997 vs 1996," the statements relating to the IRS adjustments in the thirteenth paragraph under "Results of Operations-1997 vs 1996," the statements regarding the decline in value of the Thai Baht and Malaysian Ringgit relative to the U.S. Dollar and future movements in currency exchange rates in the last paragraph of "Disclosures about Market Risk-Foreign Currency Risk," the statements under "Environmental Matters," the statements regarding capital expenditures in the third paragraph under "Liquidity and Capital Resources," the statements regarding continued expansion into complementary markets in the sixth paragraph under "Liquidity and Capital Resources," the statements regarding the sufficiency of the Company's resources in the last paragraph under "Liquidity and Capital Resources," the statements under "Factors Affecting Future Operating Results," and the statements in the Litigation and Environmental Matters note to the consolidated financial statements, among others.

Merger with Conner

     Effective February 2, 1996, the Company merged with Conner Peripherals, Inc. ("Conner"). Conner was involved in the design, manufacture and marketing of information storage products, including disc drives, tape drives and storage management software. The merger was accounted for as a pooling of interests and accordingly all prior period financial statements have been restated as if the merger took place at the beginning of such periods. Conner had a fiscal year which ended on the Saturday closest to December 31. Accordingly, Conner's statement of income for the year ended December 30, 1995 has been combined with Seagate's statement of income for the year ended June 30, 1995. In order to conform Conner's year end to Seagate's fiscal year end, the consolidated statement of income for the year ended June 28, 1996 includes six months (July 1, 1995 through December 31,
1995) for Conner which are also included in the consolidated statement of income for the year ended June 30, 1995. The comparisons to prior periods below should be read in light of this fact. See Merger With Conner note to the consolidated financial statements.

Business

     Seagate operates in a single industry segment by designing, manufacturing and marketing products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives and disc drive components, tape drives and software.

     The Company designs, manufactures and markets a broad line of rigid magnetic disc drives for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand. The Company sells its products to original equipment manufacturers for inclusion in their computer systems or subsystems, and to distributors, resellers, dealers and retailers. In addition, the Company designs, manufactures and markets a full line of mini-cartridge and Digital Audio Tape ("DAT") products. These products are dedicated back-up storage peripherals that combine high capacity, high performance, low cost and reliability to meet the needs of the desktop and workstation markets.

     The Company has pursued a strategy of vertical integration and accordingly designs and manufactures rigid disc drive components including recording heads, discs, substrates, motors and custom integrated circuits. It also assembles certain of the key subassemblies for use in its products including printed circuit board and head stack assemblies.

     The Company has also invested in, and currently intends to continue investigating opportunities to invest in software activities. The Company anticipates that users of computer systems will increasingly rely upon client/server network computing environments and believes that as this reliance increases, users will demand software that more efficiently and securely stores, manages and accesses data and transforms it into usable information. As such, the Company has broadened its core competencies to include software products and technologies to meet these requirements.

Results of Operations

     The following table sets forth certain items in the Company's Consolidated Statements of Income as a percentage of net sales for each of the three years ended June 27, 1997.

                                                                                                     Percentage of Net Sales
                                                                                                    --------------------------
                                                                                                     1997      1996      1995
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                              100%      100%     100%

Cost of sales                                                                                           77        82       81
                                                                                                      ----      ----     ----

Gross profit                                                                                            23        18       19

Product development                                                                                      5         5        5

Marketing and administrative                                                                             6         6        6

Amortization of goodwill and other intangibles                                                           -         -        1

In-process research and development                                                                      -         1        1

Restructuring                                                                                            -         3        -

Unusual items                                                                                            2         -        -
                                                                                                      ----      ----     ----

Income from operations                                                                                  10         3        6

Other income, net                                                                                        -         1        -
                                                                                                      ----      ----     ----

Income before income taxes and extraordinary gain                                                       10         4        6

Provision for income taxes                                                                              (3)       (1)      (2)

Extraordinary gain                                                                                       -         -        -
                                                                                                      ----      ----     ----

Net income                                                                                               7%        3%       4%
                                                                                                      ====      ====     ====

1997 VS 1996   Net sales in 1997 were 4% higher than those reported in
1996. The increase in net sales over the prior year was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. Net sales decreased to $1,977,218,000 in the fourth quarter of 1997 from $2,501,823,000 in the third quarter of 1997 as a result of weakness in customer demand, primarily for the Company's higher performance products. The decreased sales, together with internal production issues, adversely impacted the Company's gross margins and results of operations for the fourth quarter of 1997. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product and the Company believes this characteristic will continue.

     The increase in gross margin as a percentage of net sales over the prior year was primarily due to improvements in gross margins for the Company's desktop disc drive products, as well as a shift in mix to the Company's newer, higher capacity and higher performance disc drives, particularly those with capacities greater than 4 gigabytes, and a reduction in certain product costs, such as material, scrap and warranty costs per unit. These factors were partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions.

     The Commission of the European Union is considering a proposal that would assess duties on so-called multi-media products (e.g., personal computers with multi-media capabilities) at a rate of 14%. Under the current code, duties would decline to zero within two years. If this proposal were implemented, certain high capacity drives of the Company could be subjected to this higher tariff. The imposition of such higher customs duties would negatively impact the Company's revenues or increase costs and adversely impact gross margins.

     Product development expenses increased by $38,901,000 (9%) compared with 1996, primarily due to increases in salaries and related costs, materials and depreciation as well as increasing product development expenses related to the Company's software products and services.

     Marketing and administrative expenses increased by $6,750,000 (1%) compared with 1996, primarily due to increasing marketing and administrative expenses related to the Company's software products and services. These increases in expenses were substantially offset by cost savings in non-software activities resulting from the combination of the operations of the Company and Conner pursuant to the February 1996 merger of the two companies. These cost savings were primarily in the areas of salaries and related costs, outside services, advertising and promotion, legal expenses and allocated occupancy costs.

     Amortization of goodwill and other intangibles increased by $3,148,000 (7%) compared with 1996, primarily due to the write-offs and write-downs of certain intangible assets related to past acquisitions of software companies whose value had become impaired and a full year of amortization in 1997, as compared with a partial year in 1996, of certain intangible assets arising from acquisitions of software companies in 1996. The increase in amortization from 1996 was partially offset by write-offs, in 1996, of certain intangible assets related to past acquisitions of tape drive and software companies whose value had become impaired. See Acquisitions note to consolidated financial statements.

     The $2,876,000 charge for in-process research and development in 1997 was incurred in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems Ltd. In August 1997, the Company completed the acquisition of Quinta Corporation, a developer of ultra-high capacity disc drive technologies, including a new optically assisted Winchester (OAW) technology. Pursuant to the purchase agreement, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon closing of the transaction and will be eligible to receive, upon the achievement of certain product development and early production milestones, additional payments aggregating $95 million. In April and June 1997, Seagate had invested an aggregate of $20 million acquiring approximately ten percent (10%) of Quinta's stock.

As a result of this acquisition, the Company will incur a charge to operations of approximately $217,000,000 in the first quarter of fiscal 1998 for the write-off of in-process research and development. In addition, the Company anticipates that its operating expenses, including product development expenses, marketing and administrative expenses and amortization of goodwill and other intangibles, will increase as a result of the ongoing operations of Quinta and the payment of milestone payments if the milestones are achieved. The Company intends to continue its expansion into software and other complementary data technology markets and therefore currently intends to pursue discussions with companies that fit with its strategy. As a result, the Company expects that it will continue to incur charges for in-process research and development as it acquires companies.

     During fiscal year 1996, the Company recorded restructuring charges totaling $241,720,000 as a result of the merger with Conner. During 1997, the Company reversed $9,554,000 of its restructuring reserves as a result of the completion of certain aspects of the restructuring plan at less than the originally estimated cost. The reversal consisted of $4,567,000 in severances and benefits, $3,658,000 in excess facilities and $1,329,000 in other expenses. Implementation of the restructure plan is substantially complete as of June 27, 1997. Offsetting the $9,554,000 reversal was a $2,478,000 charge for restructuring costs in the Company's Seagate Software subsidiary.

     Unusual items in 1997 consisted of a $153,000,000 charge as a result of the judgment adverse to the Company in the Amstrad PLC ("Amstrad") litigation and $13,446,000 for compensation expense in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems Ltd. Amstrad initiated a lawsuit against the Company in 1992 concerning the Company's sale of allegedly defective disc drives to Amstrad. The Company and Amstrad have appealed the Court's decision. See Litigation and Environment Matters note to consolidated financial statements.

     Net other income decreased by $10,841,000 compared with 1996, primarily due to an increase in minority interest expense as a result of higher income in the Company's majority-owned subsidiary in Shenzhen, China, an increase in amortization of premiums on foreign currency option contracts and mark-to-market losses on foreign currency forward exchange contracts partially offset by lower interest expense as a result of the redemption or conversion of the Company's 5%, 6.5% and 6.75% convertible subordinated debentures.

     The provision for income taxes increased by $114,998,000 in 1997, primarily due to the increase in pretax earnings in 1997 partially offset by a decrease in the effective tax rate from 36% in 1996 to 26% in 1997. The higher effective tax rate in 1996 was primarily due to nondeductible charges associated with the merger with Conner and other acquisitions. Excluding the Amstrad litigation charge, the effective tax rate was approximately 28% in 1997. Excluding the restructuring costs, nonrecurring merger-related costs and the write-off of in-process research and development, the effective tax rate was approximately 30% in 1996. While the Company expects the fiscal year 1998 effective tax rate before unusual items to approximate 28%, the actual effective tax rate is expected to differ from this rate due to the acquisition of Quinta Corporation in August 1997 and certain additional costs the Company may incur in connection with future acquisitions. See Subsequent Events note to the consolidated financial statements.

     The Company provided income taxes at the U.S. statutory rate in 1997 on approximately 66% of its earnings from foreign subsidiaries compared with approximately 64% of such earnings in 1996. A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, Malaysia and China operate free of tax under various tax holidays which expire in whole or in part during fiscal years 1998 through 2005. The net impact of these tax holidays was to increase net income by approximately $71,394,000 ($0.28 per share, fully diluted) in 1997 and approximately $50,398,000 ($0.21 per share, fully diluted) in 1996.

     On June 30, 1997, the Company received a statutory notice of potential deficiencies from the Internal Revenue Service (IRS) relative to taxable years 1991 through 1993 approximating $38,500,000 plus interest, as well as approximately $5,700,000 of penalties. The Company believes it has meritorious defenses to the IRS adjustments but has not yet determined the forum in which it will contest this proposed deficiency. The Company believes that the likely outcome of this matter will not have a material adverse effect on its financial position or results of operations.

1996 VS 1995   Net sales in 1996 were 18% higher than those reported in
1995. The increase was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions, particularly in the higher capacity products. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product and the Company believes this characteristic will continue.

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

     Product development expenses increased by $66,923,000 (19%) compared with 1995, primarily due to increases in salaries and related costs, increasing product development expenses related to the Company's software products and services and an overall increase in the Company's product development efforts.

     Marketing and administrative expenses increased by $34,780,000 (8%) compared with 1995, primarily due to ongoing marketing and administrative expenses related to the Company's software products and services and increases in outside services and salaries and related costs partially offset by decreases in allocated occupancy costs, advertising expenses and the provision for bad debts.

     Amortization of goodwill and other intangibles increased by $11,015,000 (31%) compared with 1995, primarily due to additional goodwill and other intangibles arising from various acquisitions of and investments in businesses in 1996, a full year of amortization in 1996 as compared with a partial year of amortization in 1995 with respect to certain intangible assets arising from acquisitions of software companies in 1995, and write-offs in 1996 of certain intangible assets related to the Company's tape drive and software products and services whose value had become impaired. See Acquisitions note to consolidated financial statements.

     The $98,687,000 charge for in-process research and development in 1996 consists of one-time write-offs primarily incurred in connection with the acquisition of the minority interest in Arcada Holdings, Inc. and the acquisitions of Holistic Systems Ltd., OnDemand Software, Inc., Calypso Software Systems, Inc. and Sytron Corporation.

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

     Net other income increased by $16,316,000 compared with 1995, primarily due to a reduction in interest expense as a result of capitalization of interest on construction of new manufacturing facilities, the conversion or redemption of certain of the Company's subordinated debentures and higher interest income earned on the Company's investment portfolio from higher interest rates, partially offset by increased foreign currency remeasurement losses.

     The provision for income taxes decreased by $56,729,000 in 1996, primarily due to the decrease in pretax earnings in 1996. The effective tax rate
for both years was approximately 36%.   Excluding the restructuring costs,
nonrecurring merger-related costs and the write-off of in-process research and development, the effective tax rate was 30% in 1996.

     The Company provided income taxes at the U.S. statutory rate in 1996 on approximately  64% of its earnings from foreign subsidiaries compared with
approximately 57% of such earnings in 1995.   A substantial portion of the
Company's Far East manufacturing operations in Singapore, Thailand, Malaysia and China operate free of tax under various tax holidays. The net impact of these tax holidays was to increase net income by approximately $50,398,000 ($0.21 per share, fully diluted) in 1996 and approximately $59,788,000 ($0.24 per share, fully diluted) in 1995.

DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK   The Company's exposure to market risk for changes in
interest rates relates primarily to the Company's investment portfolio and long-term debt obligations. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. As stated in its policy, the Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

     The Company mitigates default risk by investing in only the safest and highest credit quality securities and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

     The Company has no cash flow exposure due to rate changes for long-term debt obligations. The Company primarily enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

     The table below presents principal (or notional) amounts and related weighted average interest rates by year of maturity for the Company's investment portfolio and debt obligations. All investments mature, by policy, in three years or less.

                                                                                                                Fair Value
                                                                                                               -------------
In thousands                        1998        1999       2000     2001    2002   Thereafter         Total    June 27, 1997
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash equivalents
  Fixed rate                  $  915,631    $      -    $     -    $   -   $   -     $      -    $  915,631       $  913,056
  Average interest rate             5.40%          -          -        -       -            -          5.40%
Short-term investments
  Fixed rate                     784,895     170,516     40,279        -       -            -       995,690          990,067
  Average interest rate             5.76%       5.99%      6.36%       -       -            -          5.82%
  Variable rate                  246,150           -          -        -       -            -       246,150          246,195
  Average interest rate             5.62%          -          -        -       -            -          5.62%

Total investment
  securities                   1,946,676     170,516     40,279        -       -            -     2,157,471*       2,149,318
  Average interest rate             5.57%       5.99%      6.36%       -       -            -          5.62%

LONG-TERM DEBT
  Fixed rate                           -           -          -        -       -      700,000       700,000          702,180
  Average interest rate                -           -          -        -       -         7.33%         7.33%

*Includes $8,006 of unaccreted interest to be received at maturity.

FOREIGN CURRENCY RISK   The Company transacts business in various foreign
currencies, primarily in emerging market countries in Asia and in certain European countries. The Company has established a foreign currency hedging program utilizing foreign currency forward exchange contracts and purchased currency options to hedge local currency cash flows for payroll, inventory, other operating expenditures and fixed asset purchases in Singapore, Thailand and Malaysia. Under this program, increases or decreases in the Company's local currency operating expenses and other cash outflows are partially offset by realized gains and losses on the hedging instruments. The goal of this hedging program is to economically guarantee or lock in the exchange rates on the Company's foreign currency cash outflows rather than to eliminate the possibility of short-term earnings volatility. Based on recent volatility in the Far East foreign currency markets, the Company has temporarily suspended purchasing foreign currency forward exchange and option contracts for the Thai Baht, Malaysian Ringgit and Singapore Dollar. The Company does not use foreign currency forward exchange contracts or purchased currency options for trading purposes.

     Gains and losses related to qualified hedges of firm commitments and anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. All other forward exchange and option contracts are marked-to-market and unrealized gains and losses are included in current period net income.

     The table below provides information about the Company's derivative financial instruments, comprised of foreign currency forward exchange contracts and purchased currency options. The information is provided in U.S. Dollar equivalent amounts, as presented in the Company's financial statements. For foreign currency forward exchange contracts, the table presents the notional amounts (at the contract exchange rates) and the weighted average contractual foreign currency exchange rates. All instruments mature within twelve months.

                                                                                        June 27, 1997
                                                                          ----------------------------------------
                                                                           Notional       Average       Estimated
In thousands, except average contract rate                                  Amount     Contract Rate   Fair Value*
-------------------------------------------------------------------------------------------------------------------
Foreign currency forward exchange contracts:
          Malaysian Ringgit                                               $  264,000            2.53      $ (1,135)
          Singapore Dollar                                                   284,000            1.39        (5,269)
          Thai Baht                                                          458,000           26.57        (5,058)
                                                                          ----------                      --------
                                                                          $1,006,000                      $(11,462)
Purchased currency options:
          Malaysian Ringgit                                               $   82,000            2.53      $    822
          Singapore Dollar                                                   244,000            1.39         1,079
                                                                          ----------                      --------
                                                                          $  326,000                      $  1,901

*Equivalent to the unrealized net gain (loss) on existing contracts.

     As described above, the goal of the Company's hedging program is to economically guarantee or lock in the exchange rates on a portion of the Company's local currency cash flows and not to eliminate all short-term earnings volatility. Because not all economic hedges qualify as accounting hedges, unrealized gains and losses may be recognized in income in advance of the actual foreign currency cash flows. This mismatch of accounting gains and losses and foreign currency cash flows may be especially pronounced in the first quarter of fiscal 1998 as a result of the declines in value of the Thai Baht and Malaysian Ringgit, relative to the U.S. Dollar, subsequent to fiscal year end 1997. Assuming no further change in the current U.S. Dollar exchange rates for the Thai Baht and Malaysian Ringgit (Baht 31.5 to U.S. Dollar 1 and Ringgit 2.79 to U.S. Dollar 1 on August 14, 1997), the mark-to-market adjustment would result in an unrealized pretax charge of approximately $44 million, to be recognized as Other Expense at the end of the Company's first quarter of fiscal 1998 ending on October 3, 1997. The Company's ultimate realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect at the time such contracts mature over the next twelve months. Although the Company cannot predict future movements in currency exchange rates, the Company believes that the benefits from recording local currency expenditures in lower U.S. Dollar terms over the period during which these foreign currency forward exchange contracts are scheduled to mature should more than offset the charges to be recorded in the first quarter of fiscal 1998.

OTHER
     Gains and losses resulting from the remeasurement of foreign financial statements into U.S. Dollars did not have a significant effect on the results of operations for 1997, 1996 or 1995.

     The effect of inflation on operating results for 1997, 1996 and 1995 has been insignificant. The Company believes this is due to the absence of any significant inflation factors in the industry in which the Company participates.

     During the year ended June 28, 1996, the Company implemented Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), which did not have a material impact on the financial statements.

     In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APBO 25") and requires additional disclosures. Effective with the Company's fiscal year ended June 27, 1997, the Company has continued to account for its employee stock plans in accordance with the provisions of APBO 25 while providing the additional disclosures required by SFAS 123. Accordingly, SFAS 123 has no impact on the Company's financial position or results of operations.

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

     The Company's portion of the estimated cost of investigation and remediation of known contamination at the sites to be incurred after June 27, 1997, including the estimated effects of inflation, is approximately $16,500,000. Through June 27, 1997, the Company had recovered approximately $4,300,000 from Ceridian through its indemnification and cost-sharing agreements with Ceridian and, in addition, expects to recover approximately $9,700,000 from Ceridian over the next 30 years. After deducting the expected recoveries from Ceridian, the expected aggregate undiscounted liability was approximately $6,800,000 at June 27, 1997, with payments expected to begin in 1999. The total liability for all sites recorded by the Company after considering the estimated effects of inflation, reimbursements by Ceridian and discounting was approximately $3,100,000 at June 27, 1997.

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

LIQUIDITY AND CAPITAL RESOURCES

     At June 27, 1997, the Company's cash, cash equivalents and short-term investments totaled $2.284 billion, an increase of $1.110 billion from the prior year-end balances. This increase was primarily a result of cash provided by operating activities and the issuance of $700 million principal amount of senior notes and debentures, offset by the Company's additions to property, equipment and leasehold improvements and the repurchase by the Company of approximately
13.5 million shares of its common stock. Until required for other purposes, the Company's cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase, while its short-term investments consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

     As of June 27, 1997, the Company had committed lines of credit of $82 million that can be used for standby letters of credit or bankers' guarantees. At June 27, 1997, approximately $78 million had been utilized.

     The Company made investments in property and equipment in 1997 totaling $920 million. This amount comprised $301 million for manufacturing facilities and equipment related to the Company's subassembly and disc drive final assembly and test facilities in the United States, Far East and Ireland, $263 million for manufacturing facilities and equipment for the thin-film head operations in the United States, Malaysia, Northern Ireland and Thailand, $255 million for expansion of the Company's thin-film media operations in California, Singapore and Northern Ireland and $101 million for other purposes. The Company presently anticipates investments of approximately $1.1 billion in property and equipment in 1998. The Company plans to finance these investments from existing cash balances and future cash flows from operations.

     During the year ended June 27, 1997, the Company acquired approximately
13.5 million shares of its common stock for approximately $582 million. The repurchase of these shares nearly completed a stock repurchase program announced in September 1996 in which up to 14 million shares of the Company's common stock were authorized to be acquired in the open market. In June 1997, the Company announced a new stock repurchase program under which up to an additional $600 million worth of its stock may be acquired in the open market.

     During the year ended June 27, 1997, the Company called for redemption all of its 5%, 6.5% and 6.75% debentures. Approximately $788 million principal amount of the 5%, 6.5% and 6.75% debentures were converted to approximately 38.4 million shares of the Company's common stock and approximately $1.2 million principal amount of the 6.5% and 6.75% debentures were redeemed. During the same year, the Company issued senior debt securities totaling $700 million principal amount with interest rates ranging from 7.125% to 7.875% and maturities ranging from seven years to forty years.

     In August 1997, the Company completed the acquisition of Quinta Corporation, a developer of ultra-high capacity disc drive technologies, including a new optically assisted Winchester (OAW) technology. Pursuant to the purchase agreement, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon closing of the transaction and will be eligible to receive, upon the achievement of certain product development and early production milestones, additional payments aggregating $95 million. In April and June 1997, Seagate had invested an aggregate of $20 million acquiring approximately ten percent (10%) of Quinta's stock. The Company intends to continue its expansion into software and other complementary data technology markets and therefore currently intends to pursue discussions with companies that fit with its strategy. The Company plans to finance this expansion primarily through cash flows from operations and existing cash balances.

     The Company believes that its cash balances together with cash flows from operations and its borrowing capacity will be sufficient to meet its working capital needs for the foreseeable future.

FACTORS AFFECTING FUTURE OPERATING RESULTS

     The data storage industry in which the Company competes is subject to a number of risks, each of which has affected the Company's operating results in the past and could impact the Company's future operating results. The demand for disc drive and tape drive products depends principally on demand for computer systems and storage upgrades to computer systems, which has historically been volatile. Changes in demand for computer systems often have an exaggerated effect on the demand for disc drive and tape drive products in any given period, and unexpected slowdowns in demand for computer systems generally cause sharp declines in demand for such products. In addition, the Company's future success will require, in part, that the market for computer systems, storage upgrades to computer systems and multimedia applications, such as digital video and video-on-demand, and hence the market for disc drives, remain strong. The data storage industry has been characterized by periodic situations in which the supply of drives exceeds demand, resulting in higher than anticipated inventory levels and intense price competition. Even during periods of consistent demand, this industry is characterized by intense competition and ongoing price erosion over the life of a given drive product. The Company expects that competitors will offer new and existing products at prices necessary to gain or retain market share and customers. The Company expects that price erosion in the data storage industry will continue for the foreseeable future. This competition and continuing price erosion could adversely affect the Company's results of operations in any given quarter and such adverse effect often cannot be anticipated until late in any given quarter. In addition, the demand of drive customers for new generations of products has led to short product life cycles that require the Company to constantly develop and introduce new drive products on a cost-effective and timely basis. The demand of drive customers for products with ever increasing storage capacity and more advanced technology has resulted in increased dependence by the Company on sales of high capacity disc drives. The increased difficulty and complexity associated with production of higher capacity disc drives increases the likelihood of reliability, quality or operability problems that could result in reduced bookings, increased manufacturing rework and scrap costs, increased service and warranty costs and a decline in the Company's competitive position. In addition, the Company's operating results have been and may in the future be subject to significant quarterly fluctuations as a result of a number of other factors, including the timing of orders from and shipment of products to major customers, product mix, pricing, delays in the development, introduction and production of new products, delays or interruptions in the production of existing products, competing technologies, variations in product cost, component availability due to single or limited sources of supply, high fixed costs resulting from the Company's vertical integration strategy, the Company's ability to attract and retain key technical employees, foreign currency exchange fluctuations (see "Results of Operations - Disclosures about Market Risk and Derivatives - Foreign Currency Risk"), increased competition and general economic and industry fluctuations. For example, net sales decreased to $1,977,218,000 in the fourth quarter of 1997 from $2,501,823,000 in the third quarter of 1997 as a result of weakness in customer demand, primarily for the Company's higher performance products. The decreased sales, together with internal production issues, adversely impacted the Company's gross margins and results of operations for the fourth quarter of 1997. The Company's future operating results may also be adversely affected by an adverse judgment or settlement in the legal proceedings in which the Company is currently involved. See Litigation and Environmental Matters note to consolidated financial statements.

     The Company has experienced and expects to continue to experience intense competition from a number of domestic and foreign companies. These companies include the other leading independent disc drive manufacturers as well as large integrated multinational computer manufacturers such as Fujitsu Limited, International Business Machines Corporation, NEC Corporation and Toshiba Corporation. Such competition could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

     The cost, quality and availability of certain components, including heads, media, application specific integrated circuits, motors, printed circuit boards and custom semiconductors are critical to the successful production of disc drives. The Company's strategy of vertical integration has allowed it to internally manufacture many of the critical components used in its products.
The Company also relies on independent suppliers for certain components used in
its products.   The Company has in the past experienced production delays when unable to obtain sufficient quantities of certain components. Any prolonged interruption or reduction in the supply of any key components could have a material adverse effect on the Company's business, operating results and financial condition. The Company has pursued a strategy of vertical integration of its manufacturing process in order to reduce costs, control quality and assure availability and quality of certain components. A strategy of vertical integration entails a high level of fixed costs and requires a high volume of production and sales to be successful. During periods of decreased production, these high fixed costs have had, and could in the future have, a material adverse effect on the Company's operating results and financial condition.

     The Company has significant offshore operations. Offshore operations are subject to certain inherent risks, including delays in transportation, changes in governmental policies, tariffs and import/export regulations, political unrest, fluctuations in currency exchange rates and geographic limitations on management controls and reporting. There can be no assurance that the inherent risks of offshore operations will not adversely affect the Company's business, operating results and financial condition in the future.

     The Company has incorporated its software acquisitions into a single entity called Seagate Software, Inc. ("SSI") and is offering employees of SSI and selected employees of the Company an opportunity to acquire an equity interest in SSI. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products of the acquired businesses and the potential loss of key employees or customers of the acquired businesses. The Company intends to continue its expansion into software and other complementary data technology businesses. As a result, the Company expects that it will continue to incur charges as it acquires businesses, including charges for the write-off of in-process research and development. The timing of such write-offs has in the past and may in the future lead to fluctuations in the Company's operating results on a quarterly and annual basis. For example, the Company will incur a charge to operations in the first quarter of fiscal 1998 of approximately $217 million for the write-off of in-process research and development in connection with the acquisition of Quinta Corporation.

     The Company's operations are dependent on its ability to protect its computer equipment and the information stored in its databases against damage by fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. The Company believes it has taken prudent measures to reduce the risk of interruption in its operations. However, there can be no assurance that these measures are sufficient. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on its business, results of operations and financial condition.

     The Company is currently in the process of transitioning to new computer software for its financial, accounting, inventory control, order processing and other management information systems. The successful implementation of these new systems is crucial to the efficient operation of the Company's business. There can be no assurance that the Company will implement its new systems in an efficient and timely manner or that the new systems will be adequate to support the Company's operations. Problems with installation or initial operation of the new systems could cause substantial management difficulties in operations planning, financial reporting and management and thus could have a material adverse effect on the Company's business, financial condition and results of operations.

CONSOLIDATED BALANCE SHEETS

                                                                                                      June 27,       June 28,
In thousands except share data                                                                          1997           1996
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                            $1,047,335     $  503,754
Short-term investments                                                                                1,236,262        670,308
Accounts receivable, net                                                                              1,040,835      1,066,519
Inventories                                                                                             808,280        790,821
Deferred income taxes                                                                                   253,372        222,355
Other current assets                                                                                    166,223        145,523
                                                                                                     ----------     ----------
          Total Current Assets                                                                        4,552,307      3,399,280
                                                                                                     ----------     ----------
Property, equipment and leasehold improvements, net                                                   1,786,625      1,399,883
Goodwill and other intangibles, net                                                                     199,061        274,046
Other assets                                                                                            184,886        166,426
                                                                                                     ----------     ----------
          Total Assets                                                                               $6,722,879     $5,239,635
                                                                                                     ==========     ==========

LIABILITIES
Accounts payable                                                                                     $  863,141     $  715,396
Accrued employee compensation                                                                           200,360        180,126
Accrued expenses                                                                                        504,777        305,044
Accrued warranty                                                                                        197,676        185,708
Accrued income taxes                                                                                     69,275         49,437
Current portion of long-term debt                                                                         1,125          2,425
                                                                                                     ----------     ----------
          Total Current Liabilities                                                                   1,836,354      1,438,136
                                                                                                     ----------     ----------
Deferred income taxes                                                                                   478,840        351,527
Accrued warranty                                                                                        190,577        140,670
Other liabilities                                                                                        39,497         44,909
Long-term debt, less current portion                                                                    701,945        798,305
                                                                                                     ----------     ----------
          Total Liabilities                                                                           3,247,213      2,773,547
                                                                                                     ----------     ----------
Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value-1,000,000 shares
    authorized; none issued or outstanding                                                                    -              -
Common stock, $.01 par value-600,000,000 shares authorized;
    shares issued-251,890,019 in 1997 and
    213,430,184 in 1996                                                                                   2,519          2,134
Additional paid-in capital                                                                            1,902,824      1,132,328
Retained earnings                                                                                     1,946,963      1,390,322
Deferred compensation                                                                                   (57,439)       (57,656)
Treasury common stock at cost,  7,341,645 shares in 1997                                               (318,617)             -
Foreign currency translation adjustment                                                                    (584)        (1,040)
                                                                                                     ----------     ----------
          Total Stockholders' Equity                                                                  3,475,666      2,466,088
                                                                                                     ----------     ----------
          Total Liabilities and Stockholders' Equity                                                 $6,722,879     $5,239,635
                                                                                                     ==========     ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
For the years ended                                        June 27,        June 28,       June 30,
In thousands except per share data                           1997            1996           1995
----------------------------------------------------------------------------------------------------
Net sales                                                  $8,940,022     $8,588,350     $7,256,209
Cost of sales                                               6,917,767      7,007,349      5,882,824
Product development                                           459,330        420,429        353,506
Marketing and administrative                                  493,006        486,256        451,476
Amortization of goodwill and other intangibles                 50,088         46,940         35,925
In-process research and development                             2,876         98,687         73,177
Restructuring                                                  (7,076)       241,720              -
Unusual items                                                 166,446              -              -
                                                           ----------     ----------     ----------
     Total Operating Expenses                               8,082,437      8,301,381      6,796,908
                                                           ----------     ----------     ----------
     Income from Operations                                   857,585        286,969        459,301
Interest income                                                92,843         93,788         89,885
Interest expense                                              (34,840)       (55,825)       (70,332)
Other, net                                                    (24,353)         6,528          8,622
                                                           ----------     ----------     ----------
     Other Income, net                                         33,650         44,491         28,175
Income before income taxes and extraordinary gain             891,235        331,460        487,476
Provision for income taxes                                   (233,197)      (118,199)      (174,928)
                                                           ----------     ----------     ----------
Income before extraordinary gain                              658,038        213,261        312,548
Extraordinary gain                                                  -              -          6,171
                                                           ----------     ----------     ----------
     Net Income                                            $  658,038     $  213,261     $  318,719
                                                           ==========     ==========     ==========

Primary net income per share:
  Income per share before extraordinary gain               $     2.73     $     1.03     $     1.60
     Extraordinary gain per share                                   -              -            .03
                                                           ----------     ----------     ----------
     Primary net income per share                          $     2.73     $     1.03     $     1.63
                                                           ==========     ==========     ==========

Fully diluted net income per share:
  Income per share before extraordinary gain               $     2.61     $      .97     $     1.43
  Extraordinary gain per share                                      -              -            .02
                                                           ----------     ----------     ----------
     Fully diluted net income per share                    $     2.61     $      .97     $     1.45
                                                           ==========     ==========     ==========

Number of shares used in per share computations:
  Primary                                                     241,043        206,876        195,530
  Fully diluted                                               258,361        236,272        247,142

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended                                            June 27,       June 28,       June 30,
In thousands                                                     1997           1996           1995
-------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                   $   658,038    $   213,261    $   318,719
Adjustments to reconcile net income
 to net cash provided by operating activities:
  Depreciation and amortization                                  606,954        416,879        316,852
  Deferred income tax                                             96,341        (84,533)          (709)
  In-process research and development                              2,876         98,687         73,177
  Amstrad litigation charge                                      153,000              -              -
  Other                                                           27,938         34,078         (9,408)
  Changes in operating assets and liabilities:
     Accounts receivable                                          30,573        (58,183)      (335,963)
     Inventories                                                 (83,709)      (259,262)       (42,641)
     Accounts payable                                            168,514        (15,609)       232,988
     Accrued expenses,compensation and warranty                  (63,216)        84,567          6,384
     Accrued income taxes                                         72,099        (15,573)        26,337
     Other assets and liabilities                                160,084        157,389         63,878
                                                             -----------    -----------    -----------
  Net cash provided by operating activities                    1,829,492        571,701        649,614

INVESTING ACTIVITIES
Acquisition of property, equipment and
  leasehold improvements, net                                   (890,458)      (906,937)      (489,343)
Purchases of short-term investments                           (4,473,188)    (3,024,487)    (2,687,393)
Maturities and sales of short-term investments                 3,906,945      3,130,638      2,749,697
Acquisitions of businesses, net of cash acquired                       -       (110,611)      (167,752)
Equity investments                                               (44,001)       (11,434)       (29,811)
Other, net                                                        20,313         37,859         26,364
                                                             -----------    -----------    -----------
  Net cash used in investing activities                       (1,480,389)      (884,972)      (598,238)

FINANCING ACTIVITIES
Issuance of long-term debt                                       698,592              -              -
Repayment of long-term debt                                       (8,233)       (15,556)      (121,219)
Sale of common stock                                              84,304         96,552         69,085
Purchase of treasury stock                                      (581,721)      (123,727)      (113,409)
Other, net                                                             -            (93)             -
                                                             -----------    -----------    -----------
  Net cash provided by (used in) financing activities            192,942        (42,824)      (165,543)
Effect of exchange rate changes on
 cash and cash equivalents                                         1,536          1,088         (2,268)
                                                             -----------    -----------    -----------
  Increase (decrease) in cash and cash equivalents               543,581       (355,007)      (116,435)
  Elimination of Conner's net cash activity for the
    duplicated six months ended December 31, 1995                      -        (31,906)             -
Cash and cash equivalents at the beginning of the year           503,754        890,667      1,007,102
                                                             -----------    -----------    -----------
Cash and cash equivalents at the end of the year             $ 1,047,335    $   503,754    $   890,667
                                                             ===========    ===========    ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended
June 27, 1997, June 28,                                                                                     Foreign
1996 and June 30, 1995         Common Stock        Additional                                 Treasury      Currency
                           --------------------     Paid-In      Retained       Deferred       Common      Translation
In thousands                Shares     Amount       Capital      Earnings     Compensation      Stock       Adjustment     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at July 1, 1994     192,040     $1,920     $  639,191    $1,000,168   $ (5,535)       $     -      $  (1,044)    $1,634,700

Purchase of treasury stock
at cost                                                                                       (113,409)                    (113,409)

Sale of stock                 2,066         21         23,950       (45,456)                    90,570                       69,085

Amortization of deferred
compensation                                                                     2,935                                        2,935

Income tax benefit from
stock options exercised                                23,083                                                                23,083

Foreign currency
translation adjustment                                                   (4)                                      10              6

Unrealized gain on
marketable securities                                                 1,013                                                   1,013

Net income                                                          318,719                                                 318,719
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995    194,106      1,941        686,224     1,274,440     (2,600)        (22,839)       (1,034)     1,936,132

Purchase of treasury
stock at cost                                                                                 (123,727)                    (123,727)


Sale of stock                 6,842         68         76,332       (20,328)                    40,480                       96,552

Acquisition of Arcada
minority interest             2,554         26         85,062           (13)                                                 85,075

Issuance of restricted
stock, net of cancellations   2,020         20         58,619           (10)   (58,619)                                          10

Amortization of
deferred compensation                                                            3,946                                        3,946

Income tax benefit from
stock options exercised                                 47,302                                                               47,302

Conversion of debentures
to common stock               9,230         92        199,656       (38,448)                   106,086                      267,386

Foreign currency
translation adjustment                                      4                                                     (6)            (2)


Unrealized loss  on
marketable securities                                                (1,335)                                                 (1,335)


Net income                                                          213,261                                                 213,261

Elimination of Conner
activity for the
duplicated six months
ended December 31, 1995      (1,322)       (13)       (20,871)      (37,245)      (383)                                     (58,512)
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 28, 1996    213,430      2,134      1,132,328     1,390,322    (57,656)              -        (1,040)     2,466,088

Purchase of treasury
stock at cost                                                                                 (581,721)                    (581,721)


Sale of stock                 3,635         37         42,229       (70,835)                   112,873                       84,304

Issuance of restricted
stock, net of cancellations      95          1          7,529        (7,479)    (7,530)          7,480                            1

Amortization of
deferred compensation                                                            7,747                                        7,747

Income tax benefit from
stock options exercised                                52,261                                                                52,261

Conversion of debentures
to common stock              34,730        347        668,477       (23,684)                   142,751                      787,891

Foreign currency
translation adjustment                                                                                           456            456

Unrealized gain  on
marketable securities                                                   601                                                     601

Net income                                                          658,038                                                 658,038
------------------------------------------------------------------------------------------------------------------------------------
Balance at June 27, 1997    251,890     $2,519     $1,902,824    $1,946,963   $(57,439)      $(318,617)    $    (584)    $3,475,666
====================================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS   Seagate Technology, Inc. (the "Company") operates
in a single industry segment by designing, manufacturing and marketing products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives and disc drive components, tape drives and software. The Company sells its products to original equipment manufacturers for inclusion in their computer systems or subsystems, and to distributors, resellers, dealers and retailers.

     ACCOUNTING ESTIMATES   The preparation of financial statements in
conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

     The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if the actual rate of unit failure or the cost to repair a unit is greater than what the Company has used in estimating the warranty expense accrual.

     Given the volatility of the markets in which the Company participates, the Company makes adjustments to the value of inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the financial statements.

     BASIS OF CONSOLIDATION   The consolidated financial statements include
the accounts of the Company and its wholly-owned and majority-owned subsidiaries after eliminations. Total outstanding minority interests are not material for any period presented.

     The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1997 ended on June 27, 1997, fiscal 1996 ended on June 28, 1996 and fiscal 1995 ended on June 30, 1995. All fiscal years comprised 52 weeks. Fiscal 1998 will be a 53 week year with the first fiscal quarter having 14 weeks. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

     Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

     STOCK SPLIT   In November 1996, the Company effected a two-for-one stock split in the form of a stock dividend. Prior periods have been restated to reflect the stock split.

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

     DERIVATIVE FINANCIAL INSTRUMENTS   The Company enters into foreign currency
forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. Foreign currency forward exchange contracts designated and effective as hedges of firm commitments and option contracts designated and effective as hedges of firm commitments or anticipated transactions are treated as hedges for accounting purposes. Gains and losses related to qualified accounting hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments to the carrying amounts when the hedged transaction occurs. All other foreign currency forward exchange and option contracts are marked-to-market and unrealized gains and losses are included in current period net income as a component of other income (expense).

     Premiums on foreign currency option contracts used to hedge firm commitments and anticipated transactions are amortized on a straight-line basis over the life of the contract. Forward points on foreign currency forward exchange contracts which qualify as hedges of firm commitments are recognized in income or as adjustments to the carrying amount when the hedged transaction occurs.

     The Company may, from time to time, adjust its foreign currency hedging position by taking out additional contracts or by terminating or offsetting existing foreign currency forward exchange and option contracts. These adjustments may result from changes in the Company's underlying foreign currency exposures or from fundamental shifts in the economics of particular exchange rates, as has occurred recently with the Thai Baht and the Malaysian Ringgit. (See Subsequent Events note.) For foreign currency forward exchange and option contracts qualifying as accounting hedges, gains or losses on terminated contracts and offsetting contracts are deferred and are recognized in income or as adjustments to the carrying amount of the hedged item in the period the hedged transaction occurs. For foreign currency forward exchange and option contracts not qualifying as accounting hedges, gain and losses on terminated contracts, or on contracts that are offset, are recognized in income in the period of contract termination or offset.

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

     ADVERTISING EXPENSE   The cost of advertising is expensed as
incurred.  Advertising costs were not significant in 1997, 1996 or 1995.

     STOCK-BASED COMPENSATION   In October 1995, the Financial Accounting
Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APBO 25") and requires additional disclosure. SFAS 123 is effective for the Company's fiscal year ended June 27, 1997. The Company has elected to continue to account for its employee stock plans in accordance with the provisions of APBO 25 while providing the additional disclosures required by SFAS 123. Accordingly, SFAS 123 had no impact on the Company's financial position or results of operations.

     IMPAIRMENT OF LONG-LIVED ASSETS   The Company adopted Statement of
Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") during the year ended June 28, 1996. The adoption of SFAS 121 did not have a material impact on the Company's financial position or results of operations.

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

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") which is required to be adopted in the Company's fiscal quarter ended January 2, 1998. At that time, the Company will be required to change the method currently used to compute net income per share and to restate all prior periods. Under the new requirements for calculating primary net income per share, the dilutive effect of stock options will be excluded. If SFAS 128 had been effective for 1997 and 1996 it would have resulted in an increase in primary earnings per share of $ .09 and $ .04, respectively. The impact of SFAS 128 on the calculation of fully diluted earnings per share for those years would not have been material.

     CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS   The Company considers
all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company's short-term investments primarily comprise readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. Where the remaining maturity is more than one year the securities are classified as short-term investments as the Company's intention is to convert them into cash within one year. Mortgage backed securities, included in U.S. Government Obligations, are classified by contractual maturity based upon the weighted average life of the securities.

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

     CONCENTRATION OF CREDIT RISK   The Company's customer base for disc
drive products is concentrated with a small number of systems manufacturers. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for noncollection of accounts receivable is based upon the expected collectibility of all accounts receivable. The Company places its cash equivalents and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer.

FINANCIAL INSTRUMENTS

    The following is a summary of available-for-sale securities at June 27, 1997:

                                                                                  Gross           Gross
                                                                  Amortized     Unrealized     Unrealized
In thousands                                                         Cost          Gain           Loss        Fair Value
-------------------------------------------------------------------------------------------------------------------------
Money market mutual funds                                         $  181,746         $    -        $     -     $  181,746
U.S. government obligations                                          364,360            101           (238)       364,223
Repurchase agreements                                                150,000              -              -        150,000
Commercial paper                                                     615,595              -             (8)       615,587
Auction rate preferred stock                                         227,150              -              -        227,150
Euro/Yankee time deposits                                            416,759              -              -        416,759
Municipal bonds                                                       77,605            132            (35)        77,702
Corporate bonds                                                      116,250             97           (196)       116,151
                                                                  ----------         ------        -------     ----------
Total                                                             $2,149,465         $  330        $  (477)    $2,149,318
                                                                  ==========         ======        =======     ==========

Included in short-term investments                                                                             $1,236,262
Included in cash and cash equivalents                                                                             913,056
                                                                                                               ----------
Total                                                                                                          $2,149,318
                                                                                                               ==========

     The following is a summary of available-for-sale securities at June 28, 1996:

                                                     Gross          Gross
                                     Amortized     Unrealized     Unrealized
In thousands                           Cost           Gain           Loss     Fair Value
-------------------------------------------------------------------------------------------
Money market mutual funds           $  111,522         $    -        $     -     $  111,522
U.S. government obligations            164,810             83           (577)       164,316
Commercial paper                       298,868            842             (1)       299,709
Auction rate preferred stock           121,123              -            (23)       121,100
Euro/Yankee time deposits               85,918              3              -         85,921
Municipal bonds                         90,463             61           (223)        90,301
Corporate bonds                        126,131            111           (598)       125,644
                                    ----------         ------        -------     ----------
Total                               $  998,835         $1,100        $(1,422)    $  998,513
                                    ==========         ======        =======     ==========

Included in short-term investments                                               $ 670,308

Included in cash and cash equivalents                                               328,205
                                                                                 ----------
Total                                                                            $  998,513
                                                                                 ==========

     The gross realized gains and losses on the sale of available-for-sale securities were immaterial for the years ended June 27, 1997 and June 28, 1996.

     The fair value of the Company's investment in debt securities, by contractual maturity, is as follows (in thousands):

                             June 27, 1997   June 28, 1996
                             -------------   -------------
Due in less than 1 year         $1,529,479        $534,258
Due in 1 to 3 years                210,943         231,633
                                ----------        --------
Total                           $1,740,422        $765,891
                                ==========        ========

     FAIR VALUE DISCLOSURES   The carrying value of cash and cash equivalents
approximates fair value. The fair values of short-term investments, convertible subordinated debentures (see Long-Term Debt and Lines of Credit footnote) and foreign currency forward exchange and option contracts are estimated based on quoted market prices .

     The carrying values and fair values of the Company's financial instruments are as follows:

In thousands                                                         June 27, 1997                        June 28, 1996
-------------------------------------------------------------------------------------------------------------------------------
                                                              Carrying           Estimated          Carrying         Estimated
                                                               amount           fair value           amount         fair value
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                      $1,047,335         $1,047,335          $ 503,754       $ 503,754
Short-term investments                                          1,236,262          1,236,262            670,308         670,308
5%  convertible subordinated debentures, due 2003                       -                  -           (270,750)       (469,413)
6.50%  convertible subordinated debentures, due 2002                    -                  -           (309,335)       (324,802)
6.75%  convertible subordinated debentures, due 2001                    -                  -           (209,141)       (211,232)
7.125% senior notes, due 2004                                    (200,000)          (199,710)                 -               -
7.37% senior notes, due 2007                                     (200,000)          (200,518)                 -               -
7.45% senior debentures, due 2037                                (200,000)          (202,018)                 -               -
7.875% senior debentures, due 2017                               (100,000)           (99,934)                 -               -
Italian Lira debentures, 14.65% to 15.25%                            (983)              (983)            (8,755)         (8,755)
Foreign currency forward exchange and option contracts             (2,159)            (9,560)*             (804)          3,302
Other borrowings                                                     (148)              (148)              (335)           (335)

*See Subsequent Events note.

     DERIVATIVE FINANCIAL INSTRUMENTS   The Company enters into foreign currency
forward exchange and option contracts to manage exposure related to certain foreign currency commitments and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. At June 27, 1997, the Company had outstanding foreign currency forward exchange and purchase option contracts with notional amounts totaling approximately $1,006,000,000 and $326,000,000, respectively. These contracts, which mature at various periods over the next twelve months, are hedges of cash flow requirements in the Singapore Dollar, Malaysian Ringgit and Thai Baht. (See Subsequent Events note.)

     While the contract or notional amounts of the Company's forward exchange and option contracts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating criteria used by the Company for off-balance sheet transactions are similar to those which it uses for investments.

ACCOUNTS RECEIVABLE
     Accounts receivable are summarized below:

In thousands                                                                                           1997          1996
-----------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                                                 $1,101,248    $1,133,175
Less allowance for noncollection                                                                       (60,413)      (66,656)
                                                                                                    ----------    ----------
                                                                                                    $1,040,835    $1,066,519
                                                                                                    ==========    ==========
INVENTORIES
     Inventories are summarized below:

In thousands                                                                                              1997          1996
-----------------------------------------------------------------------------------------------------------------------------
Components                                                                                          $  358,667    $  295,169
Work-in-process                                                                                        134,198       138,854
Finished goods                                                                                         315,415       356,798
                                                                                                    ----------    ----------
                                                                                                    $  808,280    $  790,821
                                                                                                    ==========    ==========

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
     Property, equipment and leasehold improvements consisted of the following:

                                                                      Estimated
In thousands                                                         Useful Life                 1997                    1996
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                                           $    15,399              $    15,560
Equipment                                                             1-1/2 - 4 years            1,918,381                1,505,567
Building and leasehold improvements                          Life of lease - 30 years              762,397                  556,026
Construction in progress                                                                           362,267                  327,385
                                                                                               -----------              -----------
                                                                                                 3,058,444                2,404,538
Less accumulated depreciation and amortization                                                  (1,271,819)              (1,004,655)
                                                                                               -----------              -----------
                                                                                               $ 1,786,625              $ 1,399,883
                                                                                               ===========              ===========

          Equipment and leasehold improvements include assets under capitalized leases. Lease amortization is included in depreciation expense. Depreciation expense was $451,109,000, $330,213,000, and $246,883,000 in 1997, 1996, and
1995, respectively.

GOODWILL AND OTHER INTANGIBLES
     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and specifically identified intangible net assets acquired. In accordance with SFAS 121, the carrying value of these intangibles and related goodwill is reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates these assets' carrying value will not be recoverable, as determined based on the undiscounted net cash flows of the entity acquired over the remaining amortization period, the Company's carrying value is reduced to its estimated fair value (generally based on an estimate of discounted future net cash flows). Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from two to fifteen years. Accumulated amortization was $161,044,000 and $201,721,000 as of June 27, 1997 and June 28, 1996,
respectively.

LONG-TERM DEBT AND LINES OF CREDIT

     Long-term debt consisted of the following:

In thousands                                                                                          1997       1996
------------------------------------------------------------------------------------------------------------------------
5% convertible subordinated debentures                                                              $      -    $270,750
6.50% convertible subordinated debentures                                                                  -     309,335
6.75% convertible subordinated debentures                                                                  -     209,141
7.125% senior notes, due 2004                                                                        200,000           -
7.37% senior notes, due 2007                                                                         200,000           -
7.45% senior debentures, due 2037                                                                    200,000           -
7.875% senior debentures, due 2017                                                                   100,000           -
Italian Lira debentures, 14.65% to 15.25% notes and loans
   due through 1999                                                                                      983       8,755
Capitalized lease obligations with interest at 14% to 19.25% collateralized
   by certain manufacturing equipment and buildings                                                    1,939       2,414
Other borrowings                                                                                         148         335
                                                                                                    --------    --------
                                                                                                     703,070     800,730
Less current portion                                                                                   1,125       2,425
                                                                                                    --------    --------
                                                                                                     $701,945    $798,305
                                                                                                    ========    ========

     At June 27, 1997, future minimum principal payments on long-term debt and capitalized lease obligations were as follows:

In thousands
-------------------------------------------------------------------------------------------------
1998                                                                                  $    1,125
1999                                                                                         126
2000                                                                                         165
2001                                                                                         232
2002                                                                                         315
After 2002                                                                               701,107
                                                                                        --------
                                                                                      $  703,070
                                                                                      ==========

     During 1996 and 1997, the Company called for redemption all its 6.5%, 6.75%, 5% and 6.75% Convertible Subordinated Debentures due 2002, 2001, 2003 and 2012, respectively. Approximately $1,053,500,000 principal amount of the debentures were converted to approximately 50.8 million shares of the Company's common stock and approximately $2,300,000 principal amount of the debentures were redeemed. None of the 5% debentures were redeemed.

     The Company's 7.125% senior notes due 2004, 7.37% senior notes due 2007 and 7.875% senior debentures due 2017 are redeemable at the option of the Company at any time, at a redemption price equal to the greater of (I) 100% of their principal amount plus accrued interest or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at a discount rate (the "discount rate") as set forth in the indenture governing the notes and debentures plus 10 basis points. The Company's 7.45% senior debentures due 2037 are redeemable at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued interest, (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at the discount rate plus 10 basis points, calculated as if the principal amount were payable in full on March 1, 2009, or (iii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at the discount rate plus 10 basis points. In addition, the Company's 7.45% senior debentures due 2037 will be redeemable on March 1, 2009, at the option of the holders thereof, at 100% of their principal amount, together with interest payable to the date of redemption. The Company's 7.125% senior notes due 2004, 7.37% senior notes due 2007 and 7.875% senior debentures due 2017 will not be redeemable at the option of the holders thereof prior to maturity. These securities were issued in an offering registered under the Securities Act of 1933.

     During the year ended June 30, 1995, the Company purchased at a discount certain of its 6.5% and 6.75% convertible subordinated debentures with a face value of $56,102,000. The Company also prepaid and retired the remaining $41,666,000 of its outstanding Series A and Series B senior notes with a prepayment fee of $1,100,000. As a result of these transactions, the Company recorded a net extraordinary gain for the year of $6,171,000 (net of applicable income taxes of $4,288,000) or $0.02 per share on a fully diluted basis.

     As of June 27, 1997, the Company had committed lines of credit of $82 million which can be used for standby letters of credit or bankers' guarantees. At June 27, 1997, approximately $78 million had been utilized.

EMPLOYEE PROFIT SHARING AND EXECUTIVE BONUS PLANS

     The Company allocates a certain percentage of adjusted quarterly pretax profits to its Employee Profit Sharing Plan which is currently distributed to employees, excluding officers, employed for the full quarter. The Company also allocates a certain percentage of adjusted quarterly pretax profits to its Executive Bonus Plan. Distributions to corporate officers under this plan are subject to the discretion of the Board of Directors. Charges to operations for distributions to employees and/or corporate officers under these Plans during 1997, 1996 and 1995 were $114,970,000, $72,723,000 and $62,891,000, respectively.

STOCK-BASED BENEFIT PLANS

STOCK OPTION PLANS   Options granted under the Company's stock option plans are granted at fair market value, expire ten years from the date of the grant and generally vest in four equal annual installments, commencing one year from the date of the grant.

     Following is a summary of stock option activity for the three years ended June 27, 1997:

                                                                        Options Outstanding
                                                           ---------------------------------------------
                                                                 Number             Weighted Average
                                                                of Shares            Exercise Price
--------------------------------------------------------------------------------------------------------
Balance July 1, 1994                                               25,595,748                     $10.03
Granted                                                             6,803,274                     $13.72
Exercised                                                          (7,440,738)                    $ 6.80
Canceled                                                           (3,590,654)                    $15.27
                                                                   ----------
Balance June 30, 1995                                              21,367,630                     $11.45
Granted                                                            11,057,982                     $22.30

Exercised                                                          (6,168,230)                    $ 8.71
Canceled                                                           (3,257,684)                    $14.27
Elimination of Conner Activity for
  the duplicated six months ended December 31, 1995                   700,326                     $14.13
                                                                   ----------
Balance June 28, 1996                                              23,700,024                     $16.91
Granted                                                             5,966,688                     $36.31
Exercised                                                          (5,213,201)                    $12.15
Canceled                                                           (2,481,741)                    $20.42
                                                                   ----------
Balance June 27, 1997                                              21,971,770                     $22.92
                                                                   ==========

     Options available for grant were 5,126,775 at June 27, 1997; 9,031,638 at June 28, 1996; and 11,089,072 at June 30, 1995. On July 29, 1997, the Board of
Directors approved an amendment to the 1991 Incentive Stock Option Plan to increase the number of shares of common stock reserved for issuance thereunder by 15,000,000, subject to stockholder approval at the 1997 Annual Meeting of Stockholders. At June 27, 1997, options to purchase 6,413,380 shares of common stock were exercisable. The following tables summarize information about options outstanding at June 27, 1997.

                                         Outstanding Options
                             -------------------------------------------------
                                           Weighted Average
                                Number     Contractual Life    Weighted Average
Range of exercise prices      of Shares       (in years)        Exercise Price
-------------------------------------------------------------------------------
$  .24 - $11.00                3,129,003                5.6              $ 6.87
$11.03 - $21.88                6,962,991                7.2              $14.87
$21.92 - $29.31                7,501,394                8.6              $26.93
$29.38 - $51.75                4,378,382                9.6              $40.31
                              ----------
Total                         21,971,770                7.9              $22.92
                              ==========                ===              ======

                                           Exercisable  Options
                                           --------------------
                                Number                        Weighted Average
Range of exercise prices       of Shares                       Exercise Price
-------------------------------------------------------------------------------
$  .24 - $11.00                2,339,837                                 $ 6.95
$11.03 - $21.88                2,818,441                                 $14.07
$21.92 - $29.31                1,209,983                                 $27.76
$29.38 - $51.75                   45,119                                 $32.16
                              ----------
Total                          6,413,380                                 $14.18
                              ==========

EXECUTIVE STOCK PLAN   The Company has an Executive Stock Plan under which
senior executives of the Company are granted the right to purchase shares of the Company's common stock at $.01 per share. The difference between the fair market value of the shares on the measurement date and the exercise price is recorded as deferred compensation and is charged to operations over the vesting period of five or ten years. In November 1995, the Company's Board of Directors granted 1,604,000 shares under the plan, subject to stockholder approval of certain amendments to the plan. These amendments included the addition of 2,000,000 shares to be issued under the plan. In February 1996, such stockholder approval was obtained. Subsequently in May 1996, an additional

416,500 shares were granted under the plan. In 1997, 249,500 shares were granted and 85,000 shares were repurchased under the terms of the plan. At June 27, 1997, 315,000 shares were available for future grants. In addition, the Company has a Restricted Stock Plan which also has a deferred compensation component. Under this plan the deferred compensation is amortized over a period of seven years. There are two employees remaining in the plan and no shares are available for future grant. The aggregate amount charged to operations for amortization of deferred compensation under both plans was $7,746,567, $3,946,000 and $2,935,000 in 1997, 1996, and 1995, respectively.

STOCK PURCHASE PLANS   The Company also maintains an Employee Stock Purchase
Plan. A total of 13,600,000 shares of common stock have been authorized for issuance under the Purchase Plan. The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 1,053,651, 1,128,886 and 2,007,692 shares of common stock were issued in 1997, 1996 and 1995, respectively.

     Common stock reserved for future issuance under the Company's Employee Stock Purchase Plan aggregated 2,773,763 shares at June 27, 1997.

PRO FORMA INFORMATION   In October 1995, the Financial Accounting Standards
Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to APB Opinion 25, "Accounting for Stock Issued to Employees" ("APBO 25") and requires additional disclosures. The Company has elected to follow APBO 25 in accounting for stock options granted (including shares issued under the Stock Purchase Plans, collectively called "stock options"). Under APBO 25 the Company generally recognized no compensation expense with respect to such options.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted after June 30, 1996 as if the Company had accounted for its stock options under the fair value method of SFAS
123. The fair value of the Company's stock options was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options granted to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options granted to employees. The fair value of the Company's stock options granted to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                   Stock Option           Employee Stock
                                   Plan Shares         Purchase Plan Shares
                              ---------------------   ----------------------
                              1997        1996           1997        1996
----------------------------------------------------------------------------
Expected life (in years)       3.5             3.5           .5          .5
Risk-free interest rate        6.2%            5.6%         5.4%        5.4%
Volatility                     .45             .45          .46         .46

     The weighted average exercise price and weighted average fair value of stock options granted in 1997 under the Company's Stock Option Plans was $36.31 and $14.57 per share, respectively. The weighted average purchase price and weighted average fair value of shares granted in 1997 under the Company's Employee Stock Purchase Plans was $32.88 and $8.89, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period (for stock options) and the six month purchase period for stock purchases under the Stock Purchase Plan. The Company's pro forma information follows:

In thousands                                  1997      1996
---------------------------------------------------------------
Pro forma net income                        $609,815   $194,537
Pro forma primary net income per share      $   2.56   $    .95

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, the pro forma effect will not be fully reflected until 1999.

INCOME TAXES
     The provision for income taxes consisted of the following:

In thousands                          1997           1996            1995
________________________________________________________________________________
Current Tax Expense
     Federal                          $121,445        $167,586          $133,494
     State                               6,157          28,123            27,773
     Foreign                             9,254           7,023            14,370
                                      --------        --------          --------
                                       136,856         202,732           175,637
                                      --------        --------          --------
Deferred Tax Expense
     Federal                            65,556         (76,075)           (1,902)
     State                              14,205          (8,405)           (5,330)
     Foreign                            16,580             (53)            6,523
                                      --------        --------          --------
                                        96,341         (84,533)             (709)
                                      --------        --------          --------
Provision for Income Taxes            $233,197        $118,199          $174,928
                                      ========        ========          ========

     The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts approximated $52,261,000, $47,302,000 and $23,083,000 for 1997, 1996 and
1995, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:

In thousands                                      June 27, 1997             June 28, 1996
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS

Accrued warranty                                    $165,903                   $112,501
Inventory valuation accounts                          32,895                     46,176
Receivable reserves                                   29,472                     31,727
Accrued compensation and benefits                     36,199                     29,596
Depreciation                                          23,222                     22,611
Restructuring reserves                                12,273                     32,976
Other reserves and accruals                           47,078                     23,652
Acquisition related items                             29,444                     14,489
Net operating loss and tax credit carryforwards       30,829                     44,714
Other assets                                           8,558                      5,185
                                                    --------                   --------
     Total Deferred Tax Assets                       415,873                    363,627
Valuation allowance                                  (57,120)                   (37,498)
                                                    --------                   --------
     Net Deferred Tax Assets                         358,753                    326,129
                                                    --------                   --------

DEFERRED TAX LIABILITIES

Unremitted income of foreign subsidiaries                             (561,340)                  (416,848)
Acquisition related items                                              (20,418)                   (25,946)
Other liabilities                                                       (2,463)                   (12,507)
                                                                     ---------                  ---------
     Total Deferred Tax Liabilities                                   (584,221)                  (455,301)
                                                                     ---------                  ---------
     Net Deferred Tax Liabilities                                    $(225,468)                 $(129,172)
                                                                     =========                  =========
AS REPORTED ON THE BALANCE SHEET

Deferred Income Tax Asset                                             $ 253,372                  $ 222,355
Deferred Income Tax Liability                                          (478,840)                  (351,527)
                                                                      ---------                  ---------
     Net Deferred Tax Liability                                       $(225,468)                 $(129,172)
                                                                      =========                  =========

     The valuation allowance has been provided for deferred tax assets related to certain foreign net operating loss carryforwards and future tax benefits associated with the acquisition of certain software companies. The valuation allowance increased by $19,622,000 and $15,062,000 in 1997 and 1996, respectively.

     The Company, as of June 27, 1997, has domestic and foreign net operating loss carryforwards of approximately $82,000,000 expiring in 1999 through 2012 if not used to offset future taxable income.

     The differences between the provision for income taxes at the U.S. statutory rate and the effective rate are summarized as follows:

In thousands                                                                    1997           1996            1995
----------------------------------------------------------------------------------------------------------------------
Provision at U.S. statutory rate                                              $311,932        $116,012        $170,617
State income taxes net of federal income tax benefit                            19,049          10,472          14,408
Benefit from net earnings of foreign subsidiaries considered
   to be permanently invested in non-U.S. operations                           (97,087)        (59,120)        (67,118)
Foreign income taxes                                                              (845)            800          16,698
Write-off of in-process research and development                                     -          30,440          24,626
Restructuring                                                                        -          18,008               -
Valuation reserve                                                               19,622          15,062           1,524
Other                                                                          (19,474)        (13,475)         14,173
                                                                              --------        --------        --------
Provision for Income Taxes                                                    $233,197        $118,199        $174,928
                                                                              ========        ========        ========

          A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, China and Malaysia operate free of tax under various tax holidays which expire in whole or in part during fiscal years 1998 through 2005. Certain tax holidays may be extended if specific conditions are met. The net impact of these tax holidays was to increase net income by approximately $71,394,000 ($0.28 per share, fully diluted) in 1997, approximately $50,398,000 ($0.21 per share, fully diluted) in 1996 and approximately $59,788,000 ($0.24 per share, fully diluted) in 1995. Cumulative undistributed earnings of the Company's Far East subsidiaries for which no income taxes have been provided aggregated approximately $1,439,412,000 at June 27, 1997. These earnings are considered to be permanently invested in non-U.S. operations. Additional state and federal taxes of approximately $574,515,000 would have to be provided if these earnings were repatriated to the U.S.

          On June 30, 1997, the Company received a statutory notice of potential deficiencies from the Internal Revenue Service (IRS) relative to taxable years 1991 through 1993 approximating $38,500,000 plus interest, as well as approximately $5,700,000 of penalties. The Company believes it has meritorious defenses to the IRS adjustments but has not yet determined the forum in which it will contest this proposed deficiency. The Company believes that the likely outcome of this matter will not have a material adverse effect on its financial position or results of operations.

          Certain of the Company's foreign and state tax returns for various fiscal years are under examination by taxing authorities. Conner's federal income tax returns for the fiscal years 1991 and 1992 are under examination by the IRS. The Company believes that adequate amounts of tax have been provided for any final assessments which may result from these examinations.

MERGER WITH CONNER

     On February 2, 1996, the Company and Conner Peripherals, Inc. ("Conner") merged after approval by the stockholders of both companies. To effect the combination, Seagate issued 48,956,044 shares of its common stock in exchange for all the outstanding common stock of Conner and issued options to purchase 4,939,160 shares of Seagate common stock in exchange for all the outstanding options to purchase Conner common stock. The merger has been accounted for as a pooling of interests and, accordingly, all periods prior to the merger presented in the accompanying consolidated financial statements have been restated to include the accounts and operations of Conner. Conner was involved in the design, manufacture and marketing of information storage products including disc drives, tape drives and storage management software.

     Because of differing fiscal year ends of the two companies, the consolidated statement of income for fiscal year 1995 combines Seagate's twelve months ended June 30, 1995 with Conner's twelve months ended December 31, 1995. The consolidated balance sheets combine Seagate's fiscal year ended June 30, 1995 with Conner's year ended December 31, 1995. Combined and separate results of the Company and Conner for the periods prior to the acquisition were as follows:

                                                        Years Ended
                                              ------------------------------
               In thousands                   June 28, 1996    June 30, 1995
----------------------------------------------------------------------------
Net Sales:
 Prior to December 30, 1995:
  Seagate                                        $3,016,590       $4,539,570
  Conner                                          1,463,906        2,716,639
Combined results after December 29, 1995          4,107,854                -
                                                 ----------       ----------
                                                 $8,588,350       $7,256,209
                                                 ==========       ==========
Extraordinary Gain:
 Prior to December 30, 1995:
  Seagate                                        $        -       $        -
  Conner                                                  -            6,171
Combined results after December 29, 1995                  -                -
                                                 ----------       ----------
                                                 $        -       $    6,171
                                                 ==========       ==========
Net Income:
 Prior to December 30, 1995:
  Seagate                                        $  232,473       $  259,651
  Conner                                             37,251           59,068
Combined results after December 29, 1995            (56,463)               -
                                                 ----------       ----------
                                                 $  213,261       $  318,719
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

      The two companies maintained a majority of similar accounting practices. However, as a result of certain differing accounting practices relating to the capitalization of fixed assets and inventory, certain adjustments to net assets were made to conform accounting practices of the two companies. None of these adjustments was material to any period presented.

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

                             Six Months Ended
In thousands                December 30, 1995
----------------------------------------------
Net sales                          $1,463,906
Operating expenses                  1,403,098
Other income (expense)                 (4,501)
Net income                             37,251

ACQUISITIONS

     In connection with the merger with Conner, on February 16, 1996, the Company acquired the minority interest in Arcada Holdings, Inc. ("Arcada"), formerly a majority-owned subsidiary of Conner. Seagate acquired the minority interest in Arcada by exchanging 2,553,340 shares of Seagate common stock and options to purchase 1,813,936 shares of Arcada common stock (equivalent to approximately $85,075,000, net of the exercise proceeds of the options acquired, based on a market value of $20.37 per share of Seagate common stock) for all the outstanding common stock and options to purchase common stock of Arcada. Arcada developed, marketed and supported data protection and storage management software products that operate across multiple desktop and client/server environments. This acquisition was accounted for as a purchase and, accordingly, the results of operations of the minority interest have been included in the consolidated financial statements from the date of acquisition of such minority interest. Goodwill and other intangibles arising from the acquisition are being amortized on a straight-line basis over periods ranging from two to seven years. As a result of the acquisition, the Company incurred a one-time write-off of in-process research and development of $43,900,000.

      During the year ended June 28, 1996, the Company acquired Sytron Corporation, a storage management software company, OnDemand Software, Inc. and Calypso Software Systems, Inc., both network management software companies, Holistic Systems Ltd., an information management software company, and Stormex, S.A. de C.V., a media substrate manufacturer. These acquisitions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the date of acquisition. The total cost of all businesses acquired for cash in 1996 was $110,611,000, net of cash acquired, excluding $20,800,000 of payments held in escrow pending the outcome of certain contingencies relating to the acquisition of Holistic Systems Ltd. In 1997, $18,000,000 of the $20,800,000 held in escrow was paid out. Goodwill and other intangibles arising from the acquisitions are being amortized on a straight-line basis over periods ranging from one to seven years. As a result of the 1996 acquisitions, the Company incurred one-time write-offs of in-process research and development totaling $98,687,000. As a result of the payments out of escrow in fiscal year 1997 to former stockholders of Holistic, the Company incurred one-time write-offs of compensation expense and in-process research and development of $13,446,000 and $2,876,000, respectively. The compensation expense is included in unusual items on the consolidated statement of income. The operations of the acquired companies prior to the date of acquisition were not material to the Company's net sales or net income.

     In 1996, the Company increased its investment in SanDisk Corporation, a flash memory manufacturer, by $10,086,000. Goodwill arising from the equity investment in SanDisk Corporation is being amortized on a straight-line basis over seven years.

RESTRUCTURING

     During 1996, the Company recorded restructuring charges totaling $241,720,000 as a result of the merger with Conner. The restructuring charges were incurred for the reduction of personnel whose duties were made redundant, write-off or write down of equipment, inventory, intangibles and other assets, closure of duplicate and excess facilities, fees of financial advisors, attorneys and accountants and contract cancellations and other expenses. In connection with the restructure, the Company currently expects a total workforce reduction of approximately 1,370 employees. Of that number, the employment of 1,313 employees has been terminated.

     During 1997, the Company reversed $9,554,000 of its restructuring reserves as a result of the completion of certain aspects of the restructuring plan at less than the originally estimated cost. In addition, certain reclassifications were made among certain categories of the restructure reserve, primarily between employee termination benefits, and facilities and equipment. This was due to modifications to the Company's estimates of costs associated with certain specific aspects of the restructure plan as the plan approached completion. As of June 27, 1997, the implementation of the restructure plan was substantially complete.

     The following table summarizes the Company's restructuring activity for the two years ended June 27, 1997:

                                                                 Equipment,                          Contract
                                                                 Inventory,                       Cancellations
                                 Severances       Excess         Intangibles      Professional      and Other
                                and Benefits    Facilities    and Other Assets        Fees           Expenses        Total
                                -------------   -----------   -----------------   -------------   --------------   ---------
Reserve balances,
  June 30, 1995                     $    293      $  3,239            $  1,518        $      -          $     -    $  5,050
1996 restructuring charges            60,714        45,138              97,209          23,980           14,679     241,720
Cash charges                         (27,737)       (1,338)               (963)        (20,795)          (4,614)    (55,447)
Non-cash charges                        (917)      (12,451)            (85,721)              -             (273)    (99,362)
Elimination of Conner
  activity for the six
  months ended
  December 31, 1995                      813           731                 (89)              -                -       1,455
                                    --------      --------            --------        --------          -------    --------
Reserve balances,
  June 28, 1996                       33,166        35,319              11,954           3,185            9,792      93,416
Cash charges                         (17,999)      (10,262)                  -          (1,930)          (6,185)    (36,376)
Non-cash charges                           -        (4,655)            (19,080)              -               69     (23,666)
Adjustments and
   reclassifications                 (14,837)       (8,733)             11,530          (1,255)           3,741      (9,554)
                                    --------      --------            --------        --------          -------    --------
Reserve balances,
 June 27, 1997                      $    330      $ 11,669*           $  4,404        $      -          $ 7,417    $ 23,820
                                    ========      ========            ========        ========          =======    ========

* Primarily relates to future lease payments on facilities that will no longer be utilized.

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

     The following tables summarize the Company's operations in different geographic areas:


Year Ended June 27, 1997                      United                Far            Adjustments and
In thousands                                  States               East              Eliminations         Consolidated
-------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                $5,215,820          $ 3,724,202      $          -            $8,940,022
Transfers between geographic areas              1,398,410            6,462,389         (7,860,799)                   -
                                               ----------          -----------      -------------           ----------
Total net sales                                $6,614,230          $10,186,591        $(7,860,799)          $8,940,022
                                               ==========          ===========      =============           ==========
Income from operations                         $   44,370          $   813,215      $          -            $  857,585

Other income (expense), net                        (3,708)              37,358                 -                33,650
                                               ----------          -----------      -------------           ----------

Income before income taxes                     $   40,662          $   850,573       $         -            $  891,235
                                               ==========          ===========       =============          ==========
Identifiable assets                            $3,049,707          $ 3,673,172       $         -            $6,722,879
                                               ==========          ===========       =============          ==========

                                                                                   Adjustments and
Year Ended June 28, 1996                      United                Far              Eliminations
In thousands                                  States               East                                   Consolidated
-------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                $5,888,205           $2,700,145   $                -            $8,588,350
Transfers between geographic areas              1,272,067            6,247,630            (7,519,697)                   -
                                               ----------           ----------   -------------------           ----------
Total net sales                                $7,160,272           $8,947,775           $(7,519,697)          $8,588,350
-------------------------------------          ==========           ==========   ===================           ==========
Income (loss) from operations                  $  (76,805)          $  363,774           $         -           $  286,969
Other income (expense), net                           (63)              44,554                     -               44,491
                                               ----------           ----------   -------------------           ----------
Income (loss) before income taxes              $  (76,868)          $  408,328           $         -           $  331,460
                                               ==========           ==========   ===================           ==========
Identifiable assets                            $2,310,876           $2,928,759           $         -           $5,239,635
                                               ==========           ==========   ===================           ==========

                                                                                     Adjustments
Year Ended June 30, 1995                      United                Far                  and
In thousands                                  States               East              Eliminations         Consolidated
-------------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers                $5,167,408           $2,088,801           $         -           $7,256,209
Transfers between geographic areas              1,120,720            4,217,003            (5,337,723)                   -
                                               ----------           ----------   -------------------           ----------
Total net sales                                $6,288,128           $6,305,804           $(5,337,723)          $7,256,209
                                               ==========           ==========   ===================           ==========
Income from operations                         $   74,871           $  384,430           $         -           $  459,301
Other income (expense), net                       (25,143)              53,318                     -               28,175
                                               ----------           ----------   -------------------           ----------
Income before income taxes and
extraordinary gain                             $   49,728           $  437,748           $         -           $  487,476
                                               ==========           ==========   ===================           ==========
Identifiable assets                            $3,052,136           $1,847,696           $         -           $4,899,832
                                               ==========           ==========   ===================           ==========

     Sales and transfers between geographic areas are accounted for at prices which, in general, provide a profit after coverage of all manufacturing costs. Income from operations is net sales less operating expenses. The identifiable assets by geographic area are those assets used in the Company's operations in each area.

     The Company's European operations include sales offices and distribution warehouses. The sales offices and distribution warehouses do not qualify as revenue-producing operations in accordance with Statement of

Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" ("SFAS 14") and thus do not qualify to be disclosed as a separate geographic area. The distribution warehouses merely facilitate sales for the Singapore and Thailand manufacturing operations and are thus included in the Far East geographic area in the tables above. Other European operations that do qualify as revenue-producing operations do not meet the materiality criteria of SFAS 14 and thus are not disclosed as a separate geographic area.

     In 1997, one customer accounted for more than 10% of consolidated net sales for a total of $995,466,000. No customer accounted for 10% or more of consolidated net sales in 1996 or 1995.

     Net foreign currency transaction   gains (losses) included in the
determination of net income were $(2,427,000), $(7,794,000), and $4,287,000 for
1997, 1996 and 1995, respectively.

LITIGATION AND ENVIRONMENTAL MATTERS

BUSINESS LITIGATION   Amstrad PLC ("Amstrad") initiated a lawsuit against the
Company in London, England on December 11, 1992 concerning the Company's sale of allegedly defective disc drives to Amstrad. The Company replied to the allegations made against it by Amstrad by denying all material points of Amstrad's claim and asserted affirmative defenses. Trial began April 16, 1996 and concluded on July 31, 1996. The Court issued a final judgment on July 9, 1997 and awarded Amstrad approximately $144,000,000 in damages plus costs, including Amstrad's legal fees, the amount of which will be determined by the Court at a later date. The Company and Amstrad have appealed the judge's decision. In June 1997, the Company accrued the damages of $144,000,000 plus estimated additional costs of $9,000,000 for a total amount of $153,000,000 in Accrued Expenses. Approximately $145,000,000 was paid in July 1997 and is currently held in escrow pending the Court's final decision.

     Prior to initiating its case against the Company in London, England, Amstrad had previously filed an action against the Company in the Superior Court of Santa Cruz County, California in September 1991. That Santa Cruz County Superior Court action was dismissed with prejudice and judgment of dismissal was entered on July 24, 1997. Amstrad has filed an objection to this judgment and has filed a motion seeking to set aside the judgment in order to pursue a claim for additional damages against the Company. That motion will be vigorously opposed by the Company.

SECURITIES LITIGATION   In 1991, a series of lawsuits was filed in Federal Court
for the Northern District of California against the Company, alleging violations of the federal securities laws on behalf of a class of purchasers of the Company's securities. The parties agreed to settle this series of lawsuits and the settlement was approved by the U.S. District Court on June 24, 1997. One member of the plaintiff class appealed from the order approving the settlement. This appeal is currently pending in the United States Court of Appeals for the Ninth Circuit. Because of this appeal, the settlement is not yet final.

     In 1993, a series of lawsuits was filed in Federal Court for the Northern District of California against Conner Peripherals, Inc. As a result of the merger with Conner the Company assumed the defense of this litigation.
These class action lawsuits allege violations of the federal securities laws and seek damages on behalf of a class of purchasers of Conner's securities. The parties have agreed to settle this series of lawsuits. The settlement received approval from the District Court during the last fiscal quarter of 1997. One member of the plaintiff class appealed from the order approving the settlement. This appeal is currently pending in the United States Court of Appeals for the Ninth Circuit. Because of this appeal, the settlement is not yet final.

     The Company believes that the final settlement of the 1991 and 1993 lawsuits will not have a material adverse effect on the Company's financial condition or results of operations.

PATENT LITIGATION   In November 1992, Rodime, PLC ("Rodime") filed a complaint in Federal Court for the Central District of California, alleging infringement of U.S. Patent No. B1 4,638,383 and various state law unfair competition claims. It was the opinion of the Company's patent counsel that the Company's products do not infringe any valid claims of the Rodime patent in suit and thus the Company refused Rodime's offer of a license for its patents. Other companies, however, such as IBM, Hewlett-Packard and a number of Japanese companies have reportedly made payments to and taken licenses from Rodime. In 1995, the Court granted the Company's motions for summary judgment finding that all of the Company's accused products, with the exception of the ST157, did not infringe any claims of the Rodime patent, and that the majority of the claims in the Rodime patent were invalid as a matter of law. The ST157 is no longer in
production.  This case was reassigned to a different judge in July 1996.   On
October 21, 1996, the judge granted in part Seagate's motion for summary judgment on intervening rights, finding that the Company has no liability for any ST157 family products made before November 29, 1988, the date when Rodime's reexamined patent was issued.

     A patent law expert and a technical expert were appointed as advisors to the Court, both of whom recommended an interpretation of the remaining patent claims which, if adopted by the Court, may result in a judgment that the Company's ST157 family products do not infringe. The Court received evidence on February 25, 1997 regarding claim interpretation and the parties submitted post hearing briefs. On July 3, 1997, the Court issued an Order in which it adjudged that the Company's ST157 did not infringe the asserted claims of Rodime's patent and that summary judgment be entered in favor of Seagate. However, the Court also indicated that it would "proceed with an advisory jury trial if either party so requests." It continues to be the opinion of the Company's patent counsel that the Company's products do not infringe any valid or enforceable claims of Rodime's patent. The Company intends to vigorously defend itself against the remaining charges of infringement of Rodime's patent and Rodime's other claims against the Company.

     On October 5, 1994, a patent infringement action was filed against the Company by an individual, James M. White, in the U.S. District Court for the Northern District of California for alleged infringement of U.S. Patent Nos. 4,673,996 and 4,870,519. Both patents relate to air bearing sliders. Prior to the filing of the lawsuit, the Company filed a Petition for Reexamination of U.S. Patent No. 4,673,996 with the United States Patent and Trademark Office ("PTO") and this Petition was granted shortly after the lawsuit was filed. Subsequently, the Company filed a Petition for Reexamination of U.S. Patent No. 4,870,519. This second petition was also granted by the PTO. The District Court stayed the action pending the outcome of the Reexaminations. Both patents have completed reexamination and the stay of the action has been lifted. Mr. White's lawyers filed a motion seeking a preliminary injunction to stop the sale of certain of the Company's products. The Court heard arguments on the motion on June 26, 1997 and denied the motion on July 1, 1997. It is the opinion of the Company's patent counsel that the Company's products subject to the motion for a preliminary injunction and charged with infringement do not infringe any valid claims of the patents involved in the suit. The Company intends to vigorously defend itself against any and all charges of infringement of these patents.

     On December 16, 1996, a patent infringement action was filed against the Company by an individual, Virgle Hedgcoth, in the U.S. District Court for the Northern District of California, San Jose Division, for alleged infringement of U.S. Patent Nos. 4,735,840, 5,082,747 and 5,316,864. These patents relate to sputtered magnetic thin-film recording discs for computers and their manufacture. The Company answered the complaint denying infringement, alleging that the patents are invalid and unenforceable, and counterclaiming for declaratory judgment that a fourth Hedgcoth patent, No. 4,894,133, is invalid, unenforceable and not infringed. Additionally, on July 1, 1997 Mr. Hedgcoth filed a patent infringement action against the Company in the same Court for alleged infringement of a fourth patent, U.S. Patent No. 5,262,970, issued May 6, 1997. It is the opinion of the Company's patent counsel that the Company's products do not infringe any valid or enforceable claims of the patents in the two actions, and that the claims of the patents in the two actions are invalid or unenforceable. The Company intends to vigorously defend itself against any and all charges of infringement of Mr. Hedgcoth's patents.

     Papst Licensing, GmbH, has given the Company notice that it believes certain former Conner Peripherals, Inc. disc drives infringe several of its patents covering the use of spindle motors in disc drives. It is the opinion of the Company's patent counsel that the former Conner disc drives do not infringe any claims of the patents and that the alleged claims of the patents are invalid. The Company also believes that subsequent to the merger with Conner Peripherals, the Company's earlier paid-up license under Papst's patents extinguishes any ongoing liability. The Company also believes it enjoys the benefit of a license under Papst's patents since Papst Licensing had granted a license to motor vendors of Conner Peripherals.

     In the normal course of business, the Company receives and makes inquiry with regard to other possible intellectual property matters including alleged patent infringement. Where deemed advisable, the Company may seek or extend licenses or negotiate settlements.

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

          The Company's portion of the estimated cost of investigation and remediation of known contamination at the sites to be incurred after June 27, 1997 is approximately $16,500,000. Through June 27, 1997, the Company had recovered approximately $4,300,000 from Ceridian through its indemnification and cost-sharing agreements with Ceridian and, in addition, expects to recover approximately $9,700,000 from Ceridian over the next 30 years. After deducting the expected recoveries from Ceridian, the expected aggregate undiscounted liability was approximately $6,800,000 at June 27, 1997, with expected payments by the Company of approximately $146,000 in 1999, $460,000 in 2000, $394,000 in
2001 and the remainder after 2001.

          Approximately $15,700,000 of the $16,500,000 total estimated costs described above is attributable to one site in Omaha, Nebraska. In 1994, the Company sold the Omaha property; however, the Company retains responsibility for and has indemnified the buyer with respect to all environmental contamination existing on the site at the time of sale. IT Corporation, a nationally known environmental consulting firm, has provided consulting services to Ceridian and the Company for the Omaha site for several years and has assisted the Company in estimating the liability related to the cost of remediation. This estimated liability is based on a plan of investigation and remediation developed by IT Corporation pursuant to a Consent Order entered into by the Company and the EPA in 1990. The extent of the contamination in the groundwater has been investigated and generally defined. According to the plan, the likely technology for remediation of groundwater at the facility will be pumping and treatment, while remediation of soils will most likely be accomplished by soil vapor extraction. A substantial portion of the Omaha liability was discounted by applying a risk free rate of 6% to the expected payments to be made by the Company over the next 30 years. None of the liabilities for any of the other sites has been discounted. The total liability for all sites recorded by the Company after considering the estimated effects of inflation, reimbursements by Ceridian and discounting was approximately $3,100,000 at June 27, 1997.

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

COMMITMENTS
LEASES       The Company leases certain property, facilities and equipment under noncancelable lease agreements. Land and facility leases expire at various dates through 2082 and contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index. All of the leases require the Company to pay property taxes, insurance and normal maintenance costs.

     Future minimum lease payments for operating leases with initial or remaining terms of one year or more were as follows at June 27, 1997:

                                                                      Operating
In thousands                                                            Leases
-------------------------------------------------------------------------------------------------
1998                                                                    $ 57,137
1999                                                                      59,809
2000                                                                      35,282
2001                                                                      27,877
2002                                                                      20,929
After 2002                                                               182,734
                                                                        --------
                                                                        $383,768
                                                                        ========

     Total rent expense for all land, facility and equipment operating leases was approximately $50,986,000, $44,781,000 and $49,313,000 for 1997, 1996 and
1995, respectively.

CAPITAL EXPENDITURES   The Company's commitments for construction of
manufacturing facilities and equipment approximated $199,700,000 at June 27, 1997.

SUPPLEMENTAL CASH FLOW INFORMATION

In thousands                                     1997                1996               1995
-------------------------------------------------------------------------------------------------
Cash Transactions:

   Cash paid for interest                         $ 25,649            $ 64,422         $ 74,670

   Cash paid for income taxes                       58,507             207,767          152,642

Non-Cash Transactions:

   Conversion of debentures                       $787,891            $265,500         $      -

SUBSEQUENT EVENTS

   The goal of the Company's hedging program is to economically guarantee or lock in the exchange rates on a portion of the Company's local currency cash flows and not to eliminate all short-term earnings volatility. Because not all economic hedges qualify as accounting hedges, unrealized gains and losses may be recognized in income in advance of the actual foreign currency cash flows. This mismatch of accounting gains and losses and foreign currency cash flows may be especially pronounced in the first quarter of fiscal 1998 as a result of the declines in value of the Thai Baht and Malaysian Ringgit, relative to the U.S. Dollar, subsequent to fiscal year end 1997. Assuming no further change in the U.S. Dollar exchange rates for the Thai Baht and Malaysian Ringgit (Baht 31.5 to U.S. Dollar 1 and Ringgit 2.79 to U.S. Dollar 1 on August 14, 1997), the mark-to-market adjustment would result in an unrealized pretax charge of approximately $44 million, to be recognized as Other Expense at the end of the Company's first quarter of fiscal 1998 ending on October 3, 1997. The Company's ultimate realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect at the time such contracts mature over the next twelve months. Although the Company cannot predict future movements in currency exchange rates, the Company believes that the benefits from recording local currency expenditures in lower U.S. Dollar terms over the period during which these foreign currency forward exchange contracts are scheduled to mature should more than offset the charges to be recorded in the first quarter of fiscal 1998. Based on recent volatility in the Far East foreign currency markets, the Company has temporarily suspended purchasing foreign currency forward exchange and option contracts for the Thai Baht, Malaysian Ringgit and Singapore Dollar.

     In August 1997, the Company completed the acquisition of Quinta Corporation, a developer of ultra-high capacity disc drive technologies, including a new optically assisted Winchester (OAW) technology. Pursuant to the purchase agreement, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon closing of the transaction and will be eligible to receive, upon achievement of certain product development and early production milestones, additional payments aggregating $95 million. In April and June 1997, Seagate had invested an aggregate of $20 million acquiring approximately ten percent (10%) of Quinta's stock. As a result of this acquisition, the Company will incur a charge to operations in the first quarter of fiscal 1998 of approximately $217 million for the write-off of in-process research and development.

REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders
Seagate Technology, Inc.

   We have audited the accompanying consolidated balance sheets of Seagate Technology, Inc. as of June 27, 1997 and June 28, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 27, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Seagate Peripherals, Inc. (formerly Conner Peripherals, Inc.) and subsidiaries, which statements reflect net income constituting approximately 19.4% of the related 1995 consolidated financial statement total. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Seagate Peripherals, Inc. (formerly Conner Peripherals, Inc.) and subsidiaries, is based solely on the report of the other auditors.

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

   In our opinion, based on our audits, and for 1995, the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Technology, Inc. at June 27, 1997 and June 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 27, 1997, in conformity with generally accepted accounting principles.

                                                            Ernst & Young LLP

San Jose, California
July 9, 1997, except for the second paragraph of the Business Litigation note, as to which the date is July 24, 1997, the third paragraph of the Stock Option Plans note, as to which the date is July 29, 1997, and the Subsequent Events note, as to which the date is August 15, 1997.