Form 10-K405, Exhibit 13
period 1998-07-03
SEAGATE TECHNOLOGY INC
filed 1998-08-20
CIK 354952

                                                            EXHIBIT 13.1
SEAGATE TECHNOLOGY, INC.
ANNUAL REPORT TO STOCKHOLDERS

SELECTED FINANCIAL DATA

FISCAL YEAR ENDED
In millions, except              July 3,    June 27,   June 28,   June 30,    July 1,
per share data                    1998       1997        1996       1995       1994
-------------------------------------------------------------------------------------
Revenue                          $6,819     $8,940     $8,588     $7,256      $5,865

Gross margin                        989      2,022      1,581      1,373       1,171

Income (loss) from operations      (686)       858        287        459         473

Income (loss) before
 extraordinary gain                (530)       658        213        313         330

Net income (loss)                  (530)       658        213        319         330

Basic income (loss) per share
 before extraordinary gain        (2.17)      2.82       1.07       1.64        1.76

Basic net income (loss) per
 share                            (2.17)      2.82       1.07       1.67        1.76

Diluted income (loss) per share
 before extraordinary gain        (2.17)      2.62        .97       1.44        1.56

Diluted net income (loss) per
 share                            (2.17)      2.62        .97       1.47        1.56

Total assets                      5,645      6,723      5,240      4,900       4,308

Long-term debt, less current
 portion                            704        702        798      1,066       1,177

Stockholders' equity             $2,937     $3,476     $2,466     $1,936      $1,635

Number of shares used in per
 share computations:

     Basic                        243.6      233.6      199.7      190.6       186.9

     Diluted                      243.6      257.9      236.1      244.7       235.8

The 1998 results of operations include a $347 million restructuring charge, a $223 million write-off of in-process research and development incurred primarily in connection with the acquisition of Quinta Corporation, a $76 million charge for mark-to-market adjustments on certain of the Company's foreign currency forward exchange contracts and a $22 million reduction in the charge recorded in 1997 as a result of the adverse judgment in the Amstrad PLC litigation (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). The 1997 results of operations include a $153 million charge as a result of the adverse judgment in the Amstrad PLC litigation. The 1996 results of operations include a $242 million restructuring charge as a result of the merger with Conner Peripherals, Inc. and a $99 million write-off of in-process research and development incurred in connection with the acquisition of software companies. The 1995 results of operations include a $73 million write-off of in-process research and development incurred in connection with business acquisitions. Prior periods have been restated to reflect the merger with Conner Peripherals, Inc. in February 1996 on a pooling of interests basis, a two-for-one stock split, effected in the form of a stock dividend, in November 1996, and Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share," adopted in the second quarter of fiscal 1998.

QUARTERLY/1998
Unaudited, in millions except
per share data                         1st        2nd        3rd        4th
________________________________________________________________________________
Revenue                               $1,896     $1,673     $1,675     $1,575

Gross margin                             295        192        204        298

Income (loss) from operations           (200)      (277)      (221)        12

Net income (loss)                       (240)      (183)      (129)        22

Net income (loss) per share:

  Basic                                 (.98)      (.75)      (.53)       .09

  Diluted                               (.98)      (.75)      (.53)       .09

Price range per share:

  Low                                 34-1/8    18-7/16     17-3/4    19-7/16

  High                               $45-3/4    $40-5/8   $27-3/16    $29-5/8

The results for the first quarter include a $216 million write-off of in-process research and development incurred primarily in connection with the acquisition of Quinta Corporation and a $63 million charge for mark-to-market adjustments on certain of the Company's foreign currency forward exchange contracts. The results for the second quarter include a $205 million restructuring charge, a $22 million reduction in the $153 million charge recorded in 1997 as a result of the adverse judgment in the Amstrad PLC litigation (See "Management's Discussion and Analysis of Financial Condition and Results of Operations") and a $13 million charge for mark-to-market adjustments on certain of the Company's foreign currency forward exchange contracts. The results for the third quarter include a $142 million restructuring charge. The results for the fourth quarter include a $7 million write-off of in-process research and development incurred in connection with the acquisition of Eastman Software Storage Management Group, Inc. in June 1998. Prior periods have been restated to reflect SFAS 128, "Earnings Per Share," adopted in the second quarter of fiscal 1998.

QUARTERLY/1997
Unaudited, in millions except
per share data                        1st         2nd           3rd        4th
________________________________________________________________________________
Revenue                              $2,061     $ 2,400       $ 2,502    $1,977

Gross margin                            393         541           631       457

Income from operations                  174         289           347        48

Net income                              129         213           257        59

Net income per share:

  Basic                                 .61         .94          1.04       .24

  Diluted                               .53         .84          1.01       .23

Price range per share:

  Low                               18-1/16      25-7/8        37-3/8    32-1/2

  High                             $29-5/16     $42-3/4       $56-1/4   $54-1/4

The results for the first quarter include the reversal of restructuring charges of $10 million related to the completion of certain aspects of the restructuring in connection with the merger with Conner Peripherals, Inc. at a lower cost than originally estimated. The results for the third quarter include compensation expense and in-process research and development charges of $13 million and $3 million, respectively, in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems Ltd. The results for the fourth quarter include a $153 million charge as a result of the adverse judgment in the Amstrad PLC litigation (See "Management's Discussion and Analysis of Financial Condition and Results of Operations") and restructuring charges of $3 million related to certain software operations. Prior periods have been restated to reflect a two-for-one stock split, effected in the form of a stock dividend, in November 1996 and SFAS 128, "Earnings Per Share," adopted in the second quarter of fiscal 1998.

STOCK AND DIVIDEND INFORMATION

     The Company's common stock trades on the New York Stock Exchange under the symbol "SEG." The price range per share, reflected in the above tables, is the highest and lowest sale prices for the Company's stock as reported by the New York Stock Exchange during each quarter. The Company's present policy is to retain its earnings to finance future growth. The Company has never paid cash dividends and has no present intention to pay cash dividends. At July 3, 1998, there were 7,821 stockholders of record of the Company's common stock.

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

CERTAIN FORWARD-LOOKING INFORMATION

     Certain statements in this Management's Discussion and Analysis ("MD&A"), elsewhere in this Annual Report to Stockholders and in the Company's Annual Report on Form 10-K for the Fiscal Year Ended July 3, 1998 into which this MD&A is incorporated are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. Certain of these risks and uncertainties are set forth below under "Foreign Currency Risks," "Factors Affecting Future Operating Results," elsewhere in this MD&A, elsewhere in this Annual Report to Stockholders and in the Company's Annual Report on Form 10-K for 1998. These forward-looking statements include the statements relating to continued price erosion in the first paragraph under "Results of Operations - 1998 vs 1997," the statements relating to continued expansion into complementary markets and write-offs of in-process research and development in the sixth paragraph under "Results of Operations - 1998 vs 1997," the statements relating to the 1999 effective tax rate in the tenth paragraph under "Results of Operations - 1998 vs 1997," the statements relating to the IRS adjustments in the last paragraph under "Results of Operations - 1998 vs 1997," the statements regarding the decline in value of the Thai baht and Malaysian ringgit relative to the U.S. dollar and future movements in currency exchange rates under "Disclosures about Market Risk - Foreign Currency Risk," the statements regarding capital expenditures in the third paragraph under "Liquidity and Capital Resources," the statements regarding continued expansion into complementary markets in the sixth paragraph under "Liquidity and Capital Resources," the statements regarding the sufficiency of the Company's resources in the last paragraph under "Liquidity and Capital Resources," the statements under "Factors Affecting Future Operating Results," and the statements in the Litigation note to the consolidated financial statements, among others.

BUSINESS

     Seagate operates in a single industry segment by designing, manufacturing and marketing products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives and disc drive components, tape drives and software.

     The Company designs, manufactures and markets a broad line of rigid magnetic disc drives for use in computer systems ranging from desktop personal computers to workstations and supercomputers as well as in multimedia applications such as digital video and video-on-demand. The Company sells its products to original equipment manufacturers for inclusion in their computer systems or subsystems, and to distributors, resellers, dealers and retailers. In addition, the Company markets a broad line of Travan, Digital Audio Tape (DAT) and Advanced Intelligent Tape
(AIT) products. These products are dedicated back-up storage peripherals designed to meet the needs of market segments ranging from desktop PCs to midrange servers.

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

RESULTS OF OPERATIONS

     The following table sets forth certain items in the Company's Consolidated Statements of Operations as a percentage of revenue for each of the three years in the period ended July 3, 1998.

                                                     Percentage of Revenue
                                                     ---------------------
                                                       1998   1997   1996
 ------------------------------------------------------------------------------

Revenue                                                100%   100%   100%

Cost of sales                                           85     77     82
                                                      ----   ----   ----
Gross margin                                            15     23     18

Product development                                      9      5      5

Marketing and administrative                             7      6      6

Amortization of goodwill and other intangibles           1      -      -

In-process research and development                      3      -      1

Restructuring                                            5      -      3

Unusual items                                            -      2      -
                                                      ----   ----   ----

Income (loss) from operations                          (10)    10      3

Other income, net                                        -      -      1
                                                      ----   ----   ----

Income (loss) before income taxes                      (10)    10      4

Benefit (provision) for income taxes                     2     (3)    (1)
                                                      ----   ----   ----

Net income (loss)                                       (8)%    7%     3%
                                                      ====   ====   ====

1998 VS 1997    Revenue in 1998 was 24% lower than that reported in 1997. The decrease in revenue from the prior year was due primarily to a continuing decline in the average unit sales prices of the Company's products as a result of intensely competitive market conditions, a lower level of unit shipments reflecting continuing weakness in demand for the Company's disc drive products and a shift in mix away from the Company's higher priced products. The Company expects that price erosion in the data storage industry will continue for the foreseeable future. This competition and continuing price erosion may adversely affect the Company's results of operations in any given quarter and such an adverse effect often cannot be anticipated until late in any given quarter.

     The decrease in gross margin as a percentage of revenue from the prior year was primarily due to a continuing decline in the average unit sales prices of the Company's products, particularly its desktop products, as a result of intensely competitive market conditions, lower revenue and a shift in mix away from the Company's higher performance disc drives, partially offset by a reduction in material and scrap costs per unit, increased consolidated revenue and an increase in revenue of the Company's Seagate Software, Inc. subsidiary ("Seagate Software") which subsidiary's products generally have higher gross margins. Excluding the gross margin of Seagate Software, the Company's gross margins would have been 11% and 22% in 1998 and 1997, respectively.

     Product development expenses increased by $126 million (27%) compared with 1997, primarily due to increases in salaries and related costs, increases in allocated occupancy costs, payments or accruals for such payments to former shareholders of Quinta Corporation ("Quinta"), acquired by the Company in August 1997, for achievement of certain product development milestones, and an overall increase in the Company's product development efforts. The Company's product development activities include efforts to improve its time-to-market performance, the development of ultra-high capacity disc drive technologies, including a new optically-assisted Winchester (OAW) technology being developed by Quinta and development efforts related to its software and tape drive products. These increases in expenses were partially offset by substantially reduced employee profit sharing and executive bonuses in 1998.

     Marketing and administrative expenses increased by $9 million (2%) compared with 1997, primarily due to increases in advertising and promotion expenses, increased marketing and administrative expenses related to the Company's software products and services, particularly those of Seagate Software's Information Management Group and increases in salaries and related costs. These increases in expenses were partially offset by decreases in allocated occupancy costs, substantially reduced employee profit sharing and executive bonuses in 1998, lower legal expenses and a reduction in the provision for bad debts. The Company expects to take an $8 million to $10 million charge in the first quarter of fiscal 1999 associated with a separation agreement entered into between Alan
F. Shugart, the Company's former Chief Executive Officer, and the Company in July 1998.

     Amortization of goodwill and other intangibles decreased by $10 million (20%) compared with 1997, primarily due to the inclusion in amortization expense of the write-down of goodwill and the write-offs and write-downs in 1997 of certain intangible assets related to past acquisitions of software companies whose value had become permanently impaired and the resultant subsequent reduction in amortization expense, partially offset by additional amortization related to goodwill and intangibles arising from the Company's additional investment in Dragon Systems, Inc. ("Dragon") in September 1997.

     Of the $223 million charge for the write-off of in-process research and development, $214 million was a result of the August 1997 acquisition of Quinta and $7 million was a result of the June 1998 acquisition of Eastman Software Storage Management Group, Inc. ("ESSMG"). In April and June 1997, Seagate invested an aggregate of $20 million to acquire approximately ten percent (10%) of Quinta's stock. In August 1997, the Company completed the acquisition of Quinta. Pursuant to the purchase agreement with Quinta, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon the closing of the acquisition and were eligible to receive additional cash payments aggregating $95 million upon the achievement of certain product development and early production milestones. Of the $95 million, $19 million was paid or accrued in fiscal 1998. In July 1998, the Company and Quinta amended the purchase agreement to eliminate the product development and early production milestones and provide that the former shareholders of Quinta will be eligible to receive the remaining $76 million and the $14 million that had been accrued but unpaid in fiscal 1998. In the first quarter of fiscal 1999, the Company expects to take a charge to operations for the remaining $76 million. See Acquisitions note to the consolidated financial statements. The Company intends to continue its expansion into software and other complementary data technology markets and therefore currently intends to pursue discussions with companies that fit with its strategy. As a result, the Company expects that it will continue to incur charges for in-process research and development as it acquires companies.

     In the quarters ended January 2, 1998 and April 3, 1998, the Company recorded restructuring charges aggregating $347 million. These charges reflect steps the Company is taking to align worldwide operations with current market conditions and to improve the productivity of its operations and the efficiency of its development efforts. The restructuring charges comprised $57 million for reduction of personnel due to closure or consolidation of certain operations, $78 million for closure of excess facilities, $148 million to write off or write down equipment whose value had become permanently impaired, intangibles and other assets, and $64 million for contract cancellations and other expenses. These charges are comprised of cash and non-cash items of $144 million and $203 million, respectively. The net book value of equipment disposed of or to be disposed of as a result of implementation of the restructuring plan is $181 million. Valuation of these assets was based on estimated fair values.

     Amstrad PLC ("Amstrad") initiated a lawsuit against the Company in 1992 concerning the Company's sale of allegedly defective disc drives to Amstrad. On November 6, 1997, the Company and Amstrad settled all of the outstanding disputes. The settlement resulted in a $22 million reduction in 1998 against the $153 million charge recorded in 1997. The $22 million reduction and the $153 million charge are included in unusual items in the Consolidated Statements of Operations for 1998 and 1997, respectively.

     Net other income in 1998 decreased by $51 million, compared with 1997, primarily due to charges for mark-to-market adjustments in 1998 of $76 million on certain of the Company's foreign currency forward exchange contracts for the Thai baht and the Malaysian ringgit. Additionally there was an increase in interest expense due to higher average levels of long-term debt outstanding, partially offset by a decrease in the charge for minority interest as a result of lower income in the Company's majority-owned subsidiary in Shenzhen, China.

     The Company recorded a $174 million benefit from income taxes at an effective rate of 25% in 1998 compared with a $233 million provision for income taxes at an effective rate of 26% in 1997. The change in income taxes was primarily due to the loss from operations incurred in 1998. Excluding the acquisition of Quinta, certain non-recurring restructuring costs and the reversal of certain Amstrad litigation charges, the effective tax rate was approximately 28% in 1998. Excluding the Amstrad litigation charge, the effective tax rate was approximately 28% in 1997. While the Company expects the 1999 effective tax rate before unusual items to approximate 28%, the actual effective tax rate may vary from this rate if, for example, the Company incurs charges in connection with future acquisitions.

     The Company provided income taxes at the U.S. statutory rate of 35% in
1998 on substantially all of its earnings from foreign subsidiaries compared
with approximately 66% of such earnings in 1997.   A substantial portion of the
Company's Far East manufacturing operations in Singapore, Thailand, Malaysia and China operate free of tax under various tax holidays which expire in whole or in part during fiscal years 1999 through 2005. The tax holidays had no impact on the net loss in 1998. The net impact of these tax holidays was to increase net income by approximately $71 million ($0.28 per share, diluted) in 1997.

     The Company received a statutory notice of deficiency dated June 27, 1997 from the Internal Revenue Service relative to taxable years 1991 through 1993 assessing potential deficiencies approximating $39 million plus interest and approximately $6 million of penalties. The Company petitioned the United States Tax Court on September 24, 1997 for a re-determination of the deficiencies. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.

     The Company received a statutory notice of deficiency dated June 12, 1998 from the Internal Revenue Service relative to Conner's taxable years 1991 and 1992 assessing potential deficiencies approximating $11 million plus interest. The Company believes it has meritorious defenses to the Internal Revenue Service adjustments but has not yet determined the forum in which it will contest the proposed deficiencies. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.

1997 VS 1996   Revenue in 1997 was 4% higher than that reported in 1996. The increase in revenue over the prior year was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. Revenue decreased to $1.977 billion in the fourth quarter of 1997 from $2.502 billion in the third quarter of 1997 as a result of weakness in customer demand, primarily for the Company's higher performance products. The decreased sales adversely impacted the Company's gross margins and results of operations for the fourth quarter of 1997. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product.

     The increase in gross margin as a percentage of revenue over the prior year was primarily due to improvements in gross margins for the Company's desktop disc drive products, as well as a shift in mix to the Company's newer, higher capacity and higher performance disc drives, particularly those with capacities greater than 4 gigabytes, and a reduction in certain product costs, such as material, scrap and warranty costs per unit. These factors were partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions.

     Product development expenses increased by $39 million (9%) compared with 1996, primarily due to increases in salaries and related costs, materials and depreciation as well as increasing product development expenses related to the Company's software products and services.

     Marketing and administrative expenses increased by $7 million (1%) compared with 1996, primarily due to increasing marketing and administrative expenses related to the Company's software products and services. These increases in expenses were substantially offset by cost savings in non-software activities resulting from the combination of the operations of the Company and Conner pursuant to the February 1996 merger of the two companies. These cost savings were primarily in the areas of salaries and related costs, outside services, advertising and promotion, legal expenses and allocated occupancy costs.

     Amortization of goodwill and other intangibles increased by $3 million (6%) compared with 1996, primarily due to the write-offs and write-downs of certain intangible assets related to past acquisitions of software companies whose value had become permanently impaired and a full year of amortization in 1997, as compared with a partial year in 1996, of certain intangible assets arising from acquisitions of software companies in 1996. The increase in amortization from 1996 was partially offset by write-offs, in 1996, of certain intangible assets related to past acquisitions of tape drive and software companies whose value had become permanently impaired. See Acquisitions note to consolidated financial statements.

     The $3 million charge for in-process research and development in 1997 was incurred in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems Ltd.

     During fiscal year 1996, the Company recorded restructuring charges totaling $242 million as a result of the merger with Conner. During 1997, the Company reversed $10 million of its restructuring reserves as a result of the completion of certain aspects of the restructuring plan at less than the originally estimated cost. The reversal consisted of $5 million in severances and benefits, $4 million in excess facilities and $1 million in other expenses. Implementation of the restructure plan was substantially complete as of June 27, 1997. Partially offsetting the $10 million reversal was a $3 million charge for restructuring costs recorded by Seagate Software.

     Unusual items in 1997 consisted of a $153 million charge as a result of the judgment adverse to the Company in the Amstrad litigation and $13 million for compensation expense in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems Ltd. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Results of Operations - 1998 vs 1997."

     Net other income decreased by $11 million compared with 1996, primarily due to an increase in the charge for minority interest as a result of higher income in the Company's majority-owned subsidiary in Shenzhen, China, an increase in amortization of premiums on foreign currency option contracts and mark-to-market losses on foreign currency forward exchange contracts partially offset by lower interest expense as a result of the redemption or conversion of the Company's 5%, 6.5% and 6.75% convertible subordinated debentures.

     The provision for income taxes increased by $115 million in 1997, primarily due to the increase in pretax earnings in 1997 partially offset by a decrease in the effective tax rate from 36% in 1996 to 26% in 1997. The higher effective tax rate in 1996 was primarily due to nondeductible charges associated with the merger with Conner and other acquisitions. Excluding the Amstrad litigation charge, the effective tax rate was approximately 28% in 1997. Excluding the restructuring costs, nonrecurring merger-related costs and the write-off of in-process research and development, the effective tax rate was approximately 30% in 1996.

     The Company provided income taxes at the U.S. statutory rate of 35% in 1997 on approximately 66% of its earnings from foreign subsidiaries compared with approximately 64% of such earnings in 1996. A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, Malaysia and China operate free of tax under various tax holidays. The net impact of these tax holidays was to increase net income by approximately $71 million ($0.28 per share, diluted) in 1997 and approximately $50 million ($0.21 per share, diluted) in 1996.

DISCLOSURES ABOUT MARKET RISK
INTEREST RATE RISK The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio and long-term debt obligations. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. As stated in its policy, the Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk.

     The Company mitigates default risk by investing in only the safest and highest credit quality securities and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer, guarantor or depository. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

     The Company has no cash flow exposure due to rate changes for long-term debt obligations. The Company primarily enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

     The table below presents principal (or notional) amounts and related weighted average interest rates by year of maturity for the Company's investment portfolio and debt obligations. All investments mature, by policy, in three years or less, except for certain types of investments that may mature in more than three years but whose weighted average maturity is three years or less.

                                                                                        Fair Value
                                                                                        ----------
In millions                 1999     2000    2001     2002  2003  Thereafter  Total   July 3, 1998
--------------------------------------------------------------------------------------------------
Assets
Cash equivalents

 Fixed rate                  $ 574  $   -   $   -   $   -  $   -     $   -    $ 574        $   572
    Average interest rate    5.37%      -       -       -      -         -    5.37%
 Short-term investments
  Fixed rate                   285     304     369      -      -         -      958            961
    Average interest rate    5.81%   6.25%   6.05%      -      -         -    6.04%
    Variable rate              200       -       -      -      -         -      200            200
  Average interest rate      5.62%       -       -      -      -         -    5.62%

Total investment
 securities                  1,059     304     369      -      -         -   1,732*          1,732
    Average interest rate    5.54%   6.25%   6.05%      -      -         -    5.77%

Long-Term Debt
 Fixed rate                      -       -       -      -      -       700      700            693
    Average interest rate        -       -       -      -      -     7.33%    7.33%

*Includes $2 million of unaccreted interest to be received at maturity.


FOREIGN CURRENCY RISK   The Company transacts business in various foreign
countries. Its primary foreign currency cash flows are in emerging market countries in Asia and in certain European countries. During 1998 and 1997, the Company employed a foreign currency hedging program utilizing foreign currency forward exchange contracts and purchased currency options to hedge local currency cash flows for payroll, inventory, other operating expenditures and fixed asset purchases in Singapore, Thailand and Malaysia. Under this program, increases or decreases in the Company's local currency operating expenses and other cash outflows, as translated into U.S. dollars, are partially offset by realized gains and losses on the hedging instruments. The goal of this hedging program is to economically guarantee or lock in the exchange rates on the Company's foreign currency cash outflows rather than to eliminate the possibility of short-term earnings volatility. Based on uncertainty in the Southeast Asian foreign currency markets, the Company has temporarily suspended purchasing foreign currency forward exchange and option contracts for the Thai baht, Malaysian ringgit and Singapore dollar. The Company does not use foreign currency forward exchange contracts or purchased currency options for trading purposes.

     Under the Company's foreign currency hedging program, gains and losses related to qualified hedges of firm commitments and anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. All other foreign currency hedge contracts are marked-to-market and unrealized gains and losses are included in current period net income. Because not all economic hedges qualify as accounting hedges, unrealized gains and losses may be recognized in income in advance of the actual foreign currency cash flows. This mismatch of accounting gains and losses and foreign currency cash flows was especially pronounced during the first and second quarters of fiscal 1998 as a result of the declines in value of the Thai baht and Malaysian ringgit, relative to the U.S. dollar. This mismatch resulted in a pre-tax charge of $76 million for the year ended July 3, 1998.

     The table below provides information as of June 27, 1997 about the Company's derivative financial instruments, comprised of foreign currency forward exchange contracts and purchased currency options. The information is provided in U.S. dollar equivalent amounts, as presented in the Company's financial statements. For foreign currency forward exchange contracts, the table presents the notional amounts (at the contract exchange rates) and the weighted average contractual foreign currency exchange rates. As of July 3, 1998, the Company had effectively closed out all of its foreign currency forward exchange contracts by purchasing offsetting contracts and the remaining foreign currency market risk from derivative financial instruments is not material.

                                                         June 27, 1997
                                             ------------------------------------
                                             Notional     Average      Estimated
 In millions, except average contract rate     Amount  Contract Rate  Fair Value*
---------------------------------------------------------------------------------
Foreign currency forward exchange contracts:
          Malaysian ringgit                    $  264         2.53         $ (1)
          Singapore dollar                        284         1.39           (5)
          Thai baht                               458        26.57           (5)
                                               ------                      ----
                                               $1,006                      $(11)

Purchased currency options:
          Malaysian ringgit                    $   82         2.53         $  1
          Singapore dollar                        244         1.39            1
                                               ------                      ----
                                               $  326                      $  2

*Equivalent to the unrealized net gain (loss) on existing contracts.


OTHER

     For 1998, the net gain resulting from the remeasurement of foreign financial statements into U.S. dollars was $17 million. Such net gains (losses) did not have a significant effect on the results of operations for 1997 or 1996.

     The effect of inflation on operating results for 1998, 1997 and 1996 has been insignificant. The Company believes this is due to the absence of any significant inflation factors in the industry in which the Company participates.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and will be adopted by the Company for its fiscal year 1999. Adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

     Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 replaces Statement of Financial Accounting Standards No. 14 and changes the way public companies report segment information. This statement is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for its fiscal year 1999. Adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, and will be adopted by the Company for its fiscal year 2000. The Company is in the process of assessing the impact of this pronouncement on its financial statements.

     In the second quarter of 1998, the Company implemented Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to the requirements of SFAS 128. The adoption of SFAS 128 did not have a material impact on the Company's earnings per share.

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

LIQUIDITY AND CAPITAL RESOURCES

     At July 3, 1998, the Company's cash, cash equivalents and short-term investments totaled $1.827 billion, a decrease of $456 million from the prior year-end balances. This decrease was primarily a result of expenditures of $709 million for property, equipment and leasehold improvements, the payment of $194 million in connection with the acquisition of Quinta, net of cash acquired, the net payment of $123 million in connection with the adverse judgement in the Amstrad PLC litigation and the repurchase of approximately 4 million shares of the Company's common stock for $105 million, partially offset by net cash provided by operating activities. Until required for other purposes, the Company's cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase, while its short-term investments primarily consist of readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase.

     As of July 3, 1998, the Company had committed lines of credit of $61 million which can be used for standby letters of credit or bankers' guarantees. At July 3, 1998, these lines of credit were fully utilized.

     The Company made investments in property and equipment in 1998 totaling $698 million. This amount comprised $248 million for manufacturing facilities and equipment related to the Company's subassembly and disc drive final assembly and test facilities in the United States, Far East and Northern Ireland; $231 million for manufacturing facilities and equipment for the recording head operations in the United States, Malaysia, Northern Ireland, the Philippines and Thailand; $190 million for expansion of the Company's thin-film media operations in California, Singapore, Northern Ireland and Mexico; and $29 million for other purposes. The Company presently anticipates investments of approximately $700 million in property and equipment in 1999. The Company plans to finance these investments from existing cash balances and future cash flows from operations.

     During the year ended July 3, 1998 the Company acquired approximately 4 million shares of its common stock for approximately $105 million. The repurchase of these shares was primarily in connection with a stock repurchase program announced in June 1997 in which up to $600 million of the Company's common stock was authorized to be acquired in the open market.

     During the year ended June 27, 1997, the Company issued senior debt securities totaling $700 million principal amount with interest rates ranging from 7.125% to 7.875% and maturities ranging from seven years to forty years.

     In April and June 1997, Seagate invested an aggregate of $20 million to acquire approximately ten percent (10%) of Quinta's stock. In August 1997, the Company completed the acquisition of Quinta. Pursuant to the purchase agreement with Quinta, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon the closing of the acquisition and were eligible to receive additional cash payments aggregating $95 million upon the achievement of certain product development and early production milestones. Of the $95 million, $19 million was paid or accrued in fiscal 1998. In July 1998, the Company and Quinta amended the purchase agreement to eliminate the product development and early production milestones and provide that the former shareholders of Quinta will be eligible to receive the remaining $76 million and the $14 million that had been accrued but unpaid in fiscal 1998. The Company intends to continue its expansion into software and other complementary data technology markets and therefore currently intends to pursue discussions with companies that fit with its strategy. The Company plans to finance this expansion primarily through cash flows from operations and existing cash balances.

     The Company believes that its cash balances together with cash flows from operations and its borrowing capacity will be sufficient to meet its working capital needs for the foreseeable future.

FACTORS AFFECTING FUTURE OPERATING RESULTS

     The data storage industry in which the Company competes is subject to a number of risks, each of which has affected the Company's operating results in the past and could impact the Company's future operating results. The demand for disc drive and tape drive products depends principally on demand for computer systems and storage upgrades to computer systems, which has historically been volatile. Changes in demand for computer systems often have an exaggerated effect on the demand for disc drive and tape drive products in any given period, and unexpected slowdowns in demand for computer systems generally cause sharp declines in demand for such products. In addition, the Company's future success will require, in part, that the market for computer systems, storage upgrades to computer systems and multimedia applications, such as digital video and video-on-demand, and hence the market for disc drives, remains strong. Delays in the development, introduction and ramping of production of new products has in the past and may in the future significantly adversely impact operating results. The data storage industry has been characterized by periodic situations in which the supply of drives exceeds demand, resulting in higher than anticipated inventory levels and intense price competition. Even during periods of consistent demand, this industry is characterized by intense competition and ongoing price erosion over the life of a given drive product. The Company expects that competitors will offer new and existing products at prices necessary to gain or retain market share and customers. The Company expects that price erosion in the data storage industry will continue for the foreseeable future. This competition and continuing price erosion could adversely affect the Company's results of operations in any given quarter and such adverse effect often cannot be anticipated until late in any given quarter. In addition, the demand of drive customers for new generations of products has led to short product life cycles that require the Company to constantly develop and introduce new drive products on a cost-effective and timely basis. Many of these new drive products require increased storage capacity and more advanced technology. The increased difficulty and complexity associated with production of higher capacity disc drives increases the likelihood of reliability, quality or operability problems that could result in reduced bookings, increased manufacturing rework and scrap costs, increased service and warranty costs and a decline in the Company's competitive position. There is also significant demand in the personal computer market for computer systems costing less than $1000. The Company is positioning itself to participate in this market, however, there can be no assurance that the Company will be able to produce disc drives for this market at a cost low enough to yield gross margins comparable to those of its current overall product mix. In addition, the Company's operating results have been and may in the future be subject to significant quarterly fluctuations as a result of a number of other factors, including the timing of orders from and shipment of products to major customers, product mix, pricing, delays or interruptions in the production of products, competing technologies, variations in product cost, component availability due to single or limited sources of supply, high fixed costs resulting from the Company's vertical integration strategy, the Company's ability to attract and retain key technical employees, foreign currency exchange fluctuations (see "Disclosures about Market Risk - Foreign Currency Risk"), increased competition and general economic and industry fluctuations. For example, revenue decreased to $6.819 billion in fiscal 1998 from $8.940 billion in fiscal 1997 as a result of increased competition resulting in significant price decreases and continuing weakness in demand for the Company's disc drive products. The Company's future operating results may also be adversely affected by an adverse judgment or settlement in the legal proceedings in which the Company is currently involved. See Litigation note to the consolidated financial statements.

     The Company has experienced and expects to continue to experience intense competition from a number of domestic and foreign companies. These companies include the other leading independent disc drive manufacturers as well as large integrated multinational manufacturers such as Fujitsu Limited, Hyundai Electronics America (Maxtor Corporation), International Business Machines Corporation, NEC Corporation, Samsung Electronics Co. Ltd. and Toshiba Corporation. Such competition could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

     The cost, quality and availability of certain components, including heads, media, application specific integrated circuits, motors, printed circuit boards and custom semiconductors are critical to the successful production of disc drives. The Company's strategy of vertical integration has allowed it to internally manufacture many of the critical components used in its products.
The Company also relies on independent suppliers for certain components used in
its products.   The Company has in the past experienced production delays when unable to obtain sufficient quantities of certain components. Any prolonged interruption or reduction in the supply of any key components could have a material adverse effect on the Company's business, operating results and financial condition. The Company has pursued a strategy of vertical integration of its manufacturing process in order to reduce costs, control quality and assure availability and quality of certain components. A strategy of vertical integration entails a high level of fixed costs and requires a high volume of production and sales to be successful. During periods of decreased production, such as the Company is now experiencing, these high fixed costs have had, and could in the future have, a material adverse effect on the Company's operating results and financial condition. In addition, a strategy of vertical integration has in the past and could continue to delay the Company's ability to introduce products containing market-leading technology.

     The Company has significant offshore operations. Offshore operations are subject to certain inherent risks, including delays in transportation, changes in governmental policies, tariffs and import/export regulations, political unrest, fluctuations in currency exchange rates and geographic limitations on management controls and reporting. There can be no assurance that the inherent risks of offshore operations will not adversely affect the Company's business, operating results and financial condition in the future. In addition, because the Company's products are priced in U.S. dollars, the currency instability in the Asian financial markets may have the effect of making the Company's products more expensive to computer manufacturers and other users than those of other disc drive manufacturers whose products may be priced in one of the affected Asian currencies, and, therefore, those customers may reduce future purchases of the Company's disc drive products. The Company anticipates that the recent turmoil in Asian financial markets and the recent deterioration of the underlying economic conditions in certain Asian countries may have an impact on its sales to customers located in or whose end-user customers are located in those countries due to the impact of currency fluctuations on the relative price of the Company's products and restrictions on government spending imposed by the International Monetary Fund (the "IMF") on those countries receiving the IMF's assistance. In addition, customers in those countries may face reduced access to working capital to fund purchases of disc drive components or software, such as the Company's products, due to higher interest rates, reduced bank lending due to contractions in the money supply or the deterioration in the customer's or its bank's financial condition or the inability to access other financing.

     The Company has incorporated its software acquisitions into a single entity called Seagate Software and is offering employees of Seagate Software and selected employees of the Company an opportunity to acquire an equity interest in Seagate Software. The Company intends to continue its expansion into software and other complementary data technology businesses through internal growth as well as acquisitions.

     Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products of the acquired businesses and the potential loss of key employees or customers of the acquired businesses. The Company expects that it will continue to incur charges as it acquires businesses, including charges for the write-off of in-process research and development. The timing of such write-offs has in the past and may in the future lead to fluctuations in the Company's operating results on a quarterly and annual basis. For example, the Company incurred a charge to operations in the first quarter of fiscal 1998 of approximately $216 million for the write-off of in-process research and development, $214 million of which was in connection with the acquisition of Quinta.

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

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company considers a product to be in "Year 2000 compliance" if the product's performance and functionality are unaffected by processing of dates prior to, during and after the year 2000, but only if all products (for example hardware, software and firmware) used with the product properly exchange accurate date data with it. The Company has a program to assess the capability of its products to determine whether or not they are in Year 2000 compliance. Although the Company believes its disc and tape drive products and certain of its software products are in Year 2000 compliance, the Company has determined that certain of its software products are not and will not be Year 2000 compliant, and is taking measures to inform its customers of that fact. To assist customers in evaluating their Year 2000 issues, Seagate Software has developed a list which indicates those products that are Year 2000 compliant as stand-alone products. The list is located on Seagate Software's World Wide Web page and is periodically updated when assessment of the Year 2000 compliance of additional products is completed. The incremental costs incurred to date related to these programs are immaterial.

     However, the assessment of whether a complete system will operate correctly depends on the BIOS capability and software design and integration, and for many end-users this will include BIOS and software and components provided by companies other than Seagate or Seagate Software. The Company does not believe it is legally responsible for costs incurred by customers related to ensuring such customers' or end-users' Year 2000 capability. Nevertheless, the Company is incurring various costs to provide customer support and customer satisfaction services regarding Year 2000 issues and anticipates that these expenditures will continue in fiscal 1999 and thereafter. In addition, the Company has contacted its major customers to determine whether their products into which the Company's products have been and will be integrated are Year 2000 compliant. The Company has received assurances of Year 2000 compliance from a number of those customers and the customers under existing contracts with the Company are under no contractual obligation to provide such information to the Company. The Company is taking steps with respect to new customer agreements to ensure that the customers' products and internal systems are Year 2000 compliant. As used herein, Year 2000 capable means, with respect to its disc drive and tape products, that when used properly and in conformity with the product information provided by the Company, the Company's product will accurately store, display, process, provide and/or receive data from, into and between the twentieth and twenty-first centuries, including leap year calculations, provided that all other technology used in combination with the Seagate disc drive or tape product properly exchanges date data with the Seagate product.

     The Company anticipates that substantial litigation may be brought against vendors, including the Company, of all component products of systems that are unable to properly manage data related to the Year 2000. The Company's agreements with customers typically contain provisions designed to limit the Company's liability for such claims. It is possible, however, that these measures will not provide protection from liability claims, as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Any such claims, with or without merit, could result in a material adverse affect on the Company's business, financial condition and results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits.

     The Company has initiated a comprehensive program to address Year 2000 readiness in its internal systems and with its customers and suppliers. The Company's program has been designed to address its most critical internal systems first and to gather information regarding the Year 2000 compliance of products supplied to it and into which the Company's products are integrated. Assessment and remediation are proceeding in tandem, and the Company intends to have its critical internal systems in Year 2000 compliance by July 3, 1999, the first day of the Company's fiscal year 2000. These activities are intended to encompass all major categories of systems in use by the Company, including manufacturing, engineering, sales, finance and human resources. The costs incurred to date related to these programs have not been material. The Company currently expects that the total cost of its Year 2000 readiness programs, excluding redeployed resources, will not exceed $10 million over the next fiscal year. The total cost estimate does not include potential costs related to any customer or other claims or the costs of internal software or hardware replaced in the normal course of business. The total cost estimate is based on the current assessment of the Company's Year 2000 readiness needs and is subject to change as the projects proceed.

     The Company is currently in the process of transitioning to new computer software for its financial, accounting, inventory control, order processing and other management information systems, and the Company is identifying Year 2000 dependencies in such systems and is implementing changes to such systems to make them Year 2000 compliant. The successful implementation of these new systems is crucial to the efficient operation of the Company's business. There can be no assurance that the Company will implement its new systems in an efficient and timely manner or that the new systems will be adequate to support the Company's operations. Problems with installation or initial operation of the new systems could cause substantial management difficulties in operations planning, financial reporting and management and thus could have a material adverse effect on the Company's business, financial condition and results of operations. The cost of bringing the Company's systems into Year 2000 compliance is not expected to have a material effect on the Company's financial condition or results of operations.

     The Company has also initiated formal communications with its significant suppliers and financial institutions to determine the extent to which the Company is vulnerable to those third parties' failure to remedy their own Year 2000 issue. To date the Company has contacted its significant suppliers and financial institutions and has received assurances of Year 2000 compliance from a number of those contacted. Most of the suppliers under existing contracts with the Company are under no contractual obligation to provide such information to the Company. The Company is taking steps with respect to new supplier agreements to ensure that the suppliers' products and internal systems are Year 2000 compliant. While the Company currently expects that the Year 2000 issue will not pose significant operational problems, delays in the implementation of new information systems, or a failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of its suppliers, customers and financial institutions could have material adverse consequences, including delays in the delivery or sale of products. Therefore, the Company is developing contingency plans for continuing operations in the event such problems arise.

     The Company's stock price, like that of other technology companies, is subject to significant volatility. The announcement of new products, services or technological innovations or major restructurings by the Company or its competitors, quarterly variations in the Company's results of operations, changes in revenue or earnings estimates by the investment community and speculation in the press or investment community are among the factors affecting the Company's stock price. In addition, the stock price may be affected by general market conditions and domestic and international macroeconomic factors unrelated to the Company's performance. Because of the foregoing reasons, recent trends should not be considered reliable indicators of future stock prices or financial results.

     The Company is in the process of addressing the issues raised by the introduction of the Single European Currency ("Euro") as of January 1, 1999 and during the transition period through January 1, 2002. The Company expects that its internal systems that will be affected by the initial introduction of the Euro will be Euro capable by January 1, 1999, and does not expect the costs of system modifications to be material. The Company does not presently expect that introduction and use of the Euro will materially affect the Company's foreign exchange and hedging activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company. While the Company will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro currency will have a material adverse impact on the Company's financial condition or overall trends in results of operations.

CONSOLIDATED BALANCE SHEETS
                                                                                                  July 3,   June 27,
In millions, except share data                                                                     1998       1997
---------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                          $  666     $1,047
Short-term investments                                                                              1,161      1,236
Accounts receivable, net                                                                              799      1,041
Inventories                                                                                           508        808
Deferred income taxes                                                                                 243        254
Other current assets                                                                                  238        166
                                                                                                   ------     ------
     Total Current Assets                                                                           3,615      4,552
                                                                                                   ------     ------
Property, equipment and leasehold improvements, net                                                 1,669      1,787
Goodwill and other intangibles, net                                                                   169        199
Other assets                                                                                          192        185
                                                                                                   ------     ------
     Total Assets                                                                                  $5,645     $6,723
                                                                                                   ======     ======

Liabilities
Accounts payable                                                                                   $  577     $  863
Accrued employee compensation                                                                         175        200
Accrued expenses                                                                                      405        505
Accrued warranty                                                                                      197        198
Accrued income taxes                                                                                   20         69
Current portion of long-term debt                                                                       1          1
                                                                                                   ------     ------
     Total Current Liabilities                                                                      1,375      1,836
                                                                                                   ------     ------
Deferred income taxes                                                                                 435        479
Accrued warranty                                                                                      161        191
Other liabilities                                                                                      33         39
Long-term debt, less current portion                                                                  704        702
                                                                                                   ------     ------
     Total Liabilities                                                                              2,708      3,247
                                                                                                   ------     ------
Commitments and Contingencies

Stockholders' Equity
Preferred stock, $.01 par value--1,000,000 shares
    authorized; none issued or outstanding                                                              -          -
Common stock, $.01 par value--600,000,000 shares authorized;
    shares issued--251,890,019 in 1998 and  1997                                                        3          3
Additional paid-in capital                                                                          1,929      1,903
Retained earnings                                                                                   1,299      1,947
Deferred compensation                                                                                 (55)       (57)
Treasury common stock at cost; 7,132,867 shares in 1998
     and 7,341,645 shares in 1997                                                                    (238)      (319)
Foreign currency translation adjustment                                                                (1)        (1)
                                                                                                   ------     ------
     Total Stockholders' Equity                                                                     2,937      3,476
                                                                                                   ------     ------
     Total Liabilities and Stockholders' Equity                                                    $5,645     $6,723
                                                                                                   ======     ======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended                                                          July 3,   June 27,   June 28,
In millions, except per share data                                            1998       1997       1996
---------------------------------------------------------------------------------------------------------
Revenue                                                                     $6,819     $8,940     $8,588
Cost of sales                                                                5,830      6,918      7,007
Product development                                                            585        459        420
Marketing and administrative                                                   502        493        486
Amortization of goodwill and other intangibles                                  40         50         47
In-process research and development                                            223          3         99
Restructuring                                                                  347         (7)       242
Unusual items                                                                  (22)       166          -
                                                                            ------     ------     ------
     Total Operating Expenses                                                7,505      8,082      8,301
                                                                            ------     ------     ------
     Income (Loss) from Operations                                            (686)       858        287
Interest income                                                                 98         92         94
Interest expense                                                               (51)       (35)       (56)
Other, net                                                                     (65)       (24)         6
                                                                            ------     ------     ------
     Other Income (Expense), net                                               (18)        33         44
Income (loss) before income taxes                                             (704)       891        331
Benefit (provision) for income taxes                                           174       (233)      (118)
                                                                            ------     ------     ------
     Net Income (Loss)                                                      $ (530)    $  658     $  213
                                                                            ======     ======     ======
Net income (loss) per share:
  Basic                                                                     $(2.17)    $ 2.82     $ 1.07
  Diluted                                                                    (2.17)      2.62        .97

Number of shares used in per share computations:
  Basic                                                                      243.6      233.6      199.7
  Diluted                                                                    243.6      257.9      236.1

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended                                                   July 3,   June 27,   June 28,
In millions                                                            1998       1997       1996
-------------------------------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                    $  (530)   $   658    $   213
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
  Depreciation and amortization                                          664        607        417
  Deferred income tax                                                    (33)        96        (85)
  In-process research and development                                    223          3         99
  Non-cash portion of restructuring charge                               203          -          -
  Amstrad litigation charge                                                -        153          -
  Other, net                                                              41         79         92
  Changes in operating assets and liabilities:
     Accounts receivable                                                 242         30        (58)
     Inventories                                                         213        (84)      (259)
     Accounts payable                                                   (278)       169        (16)
     Accrued expenses, employee compensation
        and warranty                                                    (262)       (63)        85
     Accrued income taxes                                                (37)        72        (16)
     Other assets and liabilities                                         54        160        158
                                                                     -------    -------    -------
  Net cash provided by operating activities                              500      1,880        630

Investing Activities
Acquisition of property, equipment and
  leasehold improvements, net                                           (709)      (941)      (965)
Purchases of short-term investments                                   (4,810)    (4,473)    (3,025)
Maturities and sales of short-term investments                         4,889      3,907      3,131
Acquisitions of businesses, net of cash acquired                        (204)         -       (111)
Equity investments                                                       (27)       (44)       (11)
Other, net                                                                13         19         38
                                                                     -------    -------    -------
  Net cash used in investing activities                                 (848)    (1,532)      (943)

Financing Activities
Issuance of long-term debt                                                 -        699          -
Repayment of long-term debt                                               (1)        (8)       (16)
Sale of common stock                                                      67         84         97
Purchase of treasury stock                                              (105)      (582)      (124)
                                                                     -------    -------    -------
  Net cash provided by (used in) financing activities                    (39)       193        (43)
Effect of exchange rate changes on
    cash and cash equivalents                                              6          2          1
                                                                     -------    -------    -------
  Increase (decrease) in cash and cash equivalents                      (381)       543       (355)
  Elimination of Conner's net cash activity for the
    duplicated six months ended December 31, 1995                                     -        (32)
Cash and cash equivalents at the beginning of the year                 1,047        504        891
                                                                     -------    -------    -------
Cash and cash equivalents at the end of the year                     $   666    $ 1,047    $   504
                                                                     =======    =======    =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended                                                                                               Foreign
July 3, 1998, June 27,                           Common Stock   Additional                            Treasury    Currency
1997, and June 28, 1996                          ------------    Paid-In    Retained     Deferred      Common    Translation
In millions                                     Shares   Amount   Capital   Earnings    Compensation    Stock    Adjustment    Total

-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                           194      $2        $686    $1,274           $(3)      $(22)      $(1)     $1,936

Purchase of treasury
stock at cost                                                                                            (124)                 (124)


Sale of stock                                        7                  77       (20)                      40                    97

Acquisition of Arcada minority interest              2                  85                                                       85

Issuance of restricted stock, net of
cancellations                                        2                  59                     (59)                               -

Amortization of deferred compensation                                                            4                                4

Income tax benefit from stock options exercised                          47                                                      47

Conversion of debentures to common stock             9                  200      (39)                     106                   267

Unrealized loss on marketable securities                                          (1)                                            (1)

Net income                                                                       213                                            213

Elimination of Conner activity for the
duplicated six months ended December 31, 1995       (1)                 (21)     (37)                                           (58)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at June 28, 1996                           213       2        1,133    1,390           (58)         -        (1)      2,466

Purchase of treasury stock at cost                                                                       (582)                 (582)

Sale of stock                                        4                   42      (71)                     113                    84

Issuance of restricted stock, net of
 cancellations                                                            7       (7)           (7)         7                     -

Amortization of deferred compensation                                                            8                                8

Income tax benefit from stock options exercised                          52                                                      52

Conversion of debentures to common stock            35        1         669       (24)                    143                   789

Unrealized gain on marketable securities                                            1                                             1

Net income                                                                        658                                           658
-----------------------------------------------------------------------------------------------------------------------------------
Balance at June 27, 1997                            252       3       1,903     1,947          (57)      (319)       (1)      3,476

Purchase of treasury stock at cost                                                                       (105)                 (105)

Sale of stock                                                                     (99)                    166                    67

Issuance of restricted stock, net of cancellations                        6       (20)          (6)        20                     -

Amortization of deferred compensation                                                            8                                8

Income tax benefit from stock options exercised                          12                                                      12

Unrealized gain on marketable securities                                            1                                             1

Other stock-based compensation                                            8                                                       8

Net loss                                                                          (530)                                        (530)
------------------------------------------------------------------------------------------------------------------------------------

Balance at July 3, 1998                              252     $ 3    $ 1,929    $ 1,299       $ (55)    $ (238)     $ (1)    $ 2,937
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

     The actual results with regard to restructuring charges could have a material unfavorable impact on the Company if the actual expenditures to implement the restructuring plan are greater than what the Company estimated when establishing the restructuring accrual.

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

     The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1998 ended on July 3, 1998, fiscal 1997 ended on June 27, 1997 and fiscal 1996 ended on June 28, 1996. Fiscal year 1998 comprised 53 weeks and fiscal years 1997 and 1996 each comprised 52 weeks. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

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

     DERIVATIVE FINANCIAL INSTRUMENTS   The Company may enter into foreign
currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. Foreign currency forward exchange contracts designated and effective as hedges of firm commitments and option contracts designated and effective as hedges of firm commitments or anticipated transactions are treated as hedges for accounting purposes. Gains and losses related to qualified accounting hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments to the carrying amounts when the hedged transaction occurs. All other foreign currency forward exchange contracts are marked-to-market and unrealized gains and losses are included in current period net income as a component of other income (expense).

     Premiums on foreign currency option contracts used to hedge firm commitments and anticipated transactions are amortized on a straight-line basis over the life of the contract. Forward points on foreign currency forward exchange contracts which qualify as hedges of firm commitments are recognized in income as adjustments to the carrying amount when the hedged transaction occurs.

     The Company may, from time to time, adjust its foreign currency hedging position by taking out additional contracts or by terminating or offsetting existing foreign currency forward exchange and option contracts. These adjustments may result from changes in the Company's underlying foreign currency exposures or from fundamental shifts in the economics of particular exchange rates, as occurred in the first and second quarters of fiscal 1998 with respect to the Thai baht, Malaysian ringgit and Singapore dollar. For foreign currency forward exchange and option contracts qualifying as accounting hedges, gains or losses on terminated contracts and offsetting contracts are deferred and are recognized in income as adjustments to the carrying amount of the hedged item in the period the hedged transaction occurs. For foreign currency forward exchange and option contracts not qualifying as accounting hedges, gains and losses on terminated contracts, or on contracts that are offset, are recognized in income in the period of contract termination or offset.

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

     ADVERTISING EXPENSE   The cost of advertising is expensed as incurred.
Advertising costs were $68 million, $41 million and $34 million in 1998, 1997 and 1996, respectively.

     STOCK-BASED COMPENSATION   The Company accounts for employee stock-based
compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APBO 25") and related interpretations. Pro forma net income and net income per share are disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and are included in the Stock-Based Benefit Plans - Pro Forma Information note to the consolidated financial statements.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS   In June 1997, the
Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for its fiscal 1999. Adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

     Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 replaces Statement of Financial Accounting Standards No. 14 and changes the way public companies report segment information. SFAS 131 is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for its fiscal 1999 which commenced July 4, 1998. Adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and will be adopted by the Company for its fiscal year 2000. The Company is in the process of assessing the impact of this pronouncement on its financial statements.

     NET INCOME PER SHARE   In February 1997, the Financial Accounting Standards
Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS 128 requirements. The adoption of SFAS 128 did not have a material impact on the Company's earnings per share.

     For the periods in which the Company had net income, basic net income per share was based on the weighted average number of shares of common stock outstanding during the period. For the same periods diluted net income per share further included the effect of stock options outstanding during the period and assumed the conversion of the Company's convertible subordinated debentures for the period of time such debentures were outstanding. For the period in which the Company had a net loss, the net loss per share was computed using only the weighted average number of shares of common stock outstanding during the period.

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

     The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are classified as cash equivalents or short-term investments and are stated at fair value with unrealized gains and losses included in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

     CONCENTRATION OF CREDIT RISK   The Company's customer base for disc drive
products is concentrated with a small number of systems manufacturers and distributors. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for noncollection of accounts receivable is based upon the expected collectibility of all accounts receivable. The Company places its cash equivalents and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer.

FINANCIAL INSTRUMENTS

     The following is a summary of available-for-sale securities at July 3, 1998 and June 27, 1997:

                                                       Fair Value
                                            -------------------------------
In millions                                   July 3, 1998   June 27, 1997

------------------------------------------------------------------------------
Money market mutual funds                        $   71         $  182
U.S. government and agency obligations              398            364
Repurchase agreements                                81            150
Auction rate preferred stock                        167            227
Municipal bonds                                     102             78
Corporate securities                                612            731
Other                                               301            417
                                                 ------         ------

                                                 $1,732         $2,149
                                                 ======         ======

Included in short-term investments               $1,161         $1,236
Included in cash and cash equivalents               571            913
                                                 ------         ------
                                                 $1,732         $2,149
                                                 ======         ======

     The fair value of all available-for-sale securities approximates amortized cost. Gross realized and unrealized gains and losses on the sale of available-for-sale securities were not material for each of the three years in the period ended July 3, 1998.

     The fair value of the Company's investment in debt securities, by contractual maturity, is as follows:

In millions                                July 3, 1998        June 27, 1997
------------------------------------------------------------------------------
Due in less than 1 year                        $  771              $1,529
Due in 1 to 3 years                               723                 211
                                               ------              ------

                                               $1,494              $1,740
                                               ======              ======

     FAIR VALUE DISCLOSURES   The carrying value of cash and cash equivalents
approximates fair value. The fair values of short-term investments, notes, debentures (see Long-Term Debt and Lines of Credit footnote) and foreign currency forward exchange and option contracts are estimated based on quoted market prices.

     The carrying values and fair values of the Company's financial instruments are as follows:


In millions                         July 3, 1998               June 27, 1997
--------------------------------------------------------------------------------
                                 Carrying   Estimated     Carrying    Estimated
                                  amount    fair value     amount     fair value
--------------------------------------------------------------------------------
Cash and cash equivalents         $  666        $  666        $1,047       $1,047

Short-term investments             1,161         1,161         1,236        1,236

7.125% senior notes, due 2004       (200)         (199)         (200)        (200)

7.37% senior notes, due 2007        (200)         (198)         (200)        (201)

7.45% senior debentures, due 2037   (200)         (198)         (200)        (202)

7.875% senior debentures, due 2017  (100)          (98)         (100)        (100)

Italian Lira debentures,
 14.65% to 15.25%                     (1)           (1)           (1)          (1)

Foreign currency forward exchange
and option contracts                 (18)          (18)           (2)         (10)


     DERIVATIVE FINANCIAL INSTRUMENTS    The Company may enter into foreign
currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. Based on uncertainty in the Southeast Asian foreign currency markets, beginning in the second quarter of 1998 the Company has temporarily suspended its hedging program. At July 3, 1998, the Company had effectively closed out all of its foreign currency forward exchange contracts by purchasing offsetting contracts and the remaining foreign currency market risk from derivative financial instruments is not material.

ACCOUNTS RECEIVABLE

     Accounts receivable are summarized below:

In millions                                    1998                 1997
-----------------------------------------------------------------------------
Accounts receivable                           $ 853                $1,101
Less allowance for noncollection                (54)                  (60)
                                              -----                ------

                                              $ 799                $1,041
                                              =====                ======

INVENTORIES

     Inventories are summarized below:

In millions                                            1998       1997
-----------------------------------------------------------------------
Components                                            $ 172      $ 359
Work-in-process                                          87        134
Finished goods                                          249        315
                                                      -----      -----
                                                      $ 508      $ 808
                                                      =====      =====

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consisted of the following:

                                                    Estimated
In millions                                        Useful Life                   1998         1997
--------------------------------------------------------------------------------------------------------
Land                                                                          $    33      $    15
Equipment                                        1-1/2 - 4 years                2,187        1,919
Building and leasehold improvements              Life of lease - 30 years         854          763
Construction in progress                                                          168          362
                                                                              -------      -------
                                                                                3,242        3,059

Less accumulated depreciation and amortization                                 (1,573)      (1,272)
                                                                              -------      -------
                                                                              $ 1,669      $ 1,787
                                                                              =======      =======

     Equipment and leasehold improvements include assets under capitalized leases. Amortization of leasehold improvements is included in depreciation expense. Depreciation expense was $549 million, $451 million and $330 million in 1998, 1997 and 1996, respectively.

GOODWILL AND OTHER INTANGIBLES

     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and specifically identified intangible net assets acquired. In accordance with SFAS 121, the carrying value of these intangibles and related goodwill is reviewed if the facts and circumstances suggest that they may be permanently impaired. If this review indicates these assets' carrying value will not be recoverable, as determined based on the undiscounted net cash flows of the entity acquired over the remaining amortization period, the Company's carrying value is reduced to its estimated fair value (generally based on an estimate of discounted future net cash flows). Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from two to fifteen years. Accumulated amortization was $201 million and $161 million as of July 3, 1998 and June 27, 1997, respectively.

LONG-TERM DEBT AND LINES OF CREDIT

     Long-term debt consisted of the following:

In millions                                                                                       1998        1997
------------------------------------------------------------------------------------------------------------------
7.125% senior notes, due 2004                                                                     $ 200      $ 200
7.37% senior notes, due 2007                                                                        200        200
7.45% senior debentures, due 2037                                                                   200        200
7.875% senior debentures, due 2017                                                                  100        100
Italian Lira debentures, 14.65% to 15.25% notes and loans
   due through 1999                                                                                   1          1
Capitalized lease obligations with interest at 14% to 19.25% collateralized
   by certain manufacturing equipment and buildings                                                   4          2
                                                                                                  -----      -----
                                                                                                    705        703
Less current portion                                                                                  1          1
                                                                                                  -----      -----
                                                                                                  $ 704      $ 702
                                                                                                  =====      =====

     At July 3, 1998, future minimum principal payments on long-term debt and capitalized lease obligations were as follows:

In millions
--------------------------------------------------------------------------
1999                                                                  $  1
2000                                                                     1
2001                                                                     -
2002                                                                     1
2003                                                                     1
After 2003                                                             701
                                                                      ----
                                                                      $705
                                                                      ====

     During 1996 and 1997, the Company called for redemption all its 6.5%, 6.75%, 5% and 6.75% Convertible Subordinated Debentures due 2002, 2001, 2003 and 2012, respectively. Approximately $1.054 billion principal amount of the debentures were converted to approximately 50.8 million shares of the Company's common stock and approximately $2 million principal amount of the debentures were redeemed. None of the 5% debentures were redeemed.

     The Company's 7.125% senior notes due 2004, 7.37% senior notes due 2007 and 7.875% senior debentures due 2017 are redeemable at the option of the Company at any time, at a redemption price equal to the greater of (I) 100% of their principal amount plus accrued interest or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at a discount rate (the "discount rate") as set forth in the indenture governing the notes and debentures plus 10 basis points. The Company's 7.45% senior debentures due 2037 are redeemable at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued interest, (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at the discount rate plus 10 basis points, calculated as if the principal amount were payable in full on March 1, 2009, or (iii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at the discount rate plus 10 basis points. In addition, the Company's 7.45% senior debentures due 2037 will be redeemable on March 1, 2009, at the option of the holders thereof, at 100% of their principal amount, together with interest payable to the date of redemption. The Company's 7.125% senior notes due 2004, 7.37% senior notes due 2007 and 7.875% senior debentures due 2017 will not be redeemable at the option of the holders thereof prior to maturity. These securities were issued in February 1997 in an offering registered under the Securities Act of 1933, as amended.

     As of July 3, 1998, the Company had committed lines of credit of $61 million which can be used for standby letters of credit or bankers' guarantees. These lines of credit were fully utilized at July 3, 1998.

NET INCOME PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share.

For the years ended                                        July 3,     June 27,    June 28,
In millions, except per share data                          1998         1997        1996
---------------------------------------------------------------------------------------------
Basic Net Income (Loss) Per Share Computation
---------------------------------------------
Numerator:
 Net income (loss)                                         $ (530)        $658        $213
                                                           ------         ----        ----

Denominator:
 Weighted average number of common shares
 outstanding during the period                              243.6        233.6        199.7
                                                            -----        -----        -----

Basic net income (loss) per share                          $(2.17)       $2.82        $1.07
                                                           ======        =====        =====

Diluted Net Income (Loss) Per Share Computation
-----------------------------------------------
Numerator:
 Net income (loss)                                         $(530)        $ 658        $ 213

 Add convertible subordinated debentures interest,
 net of income tax effect                                      -            17           16
                                                          ------        ------       ------

 Total                                                     $(530)        $ 675        $ 229
                                                          ------        ------       ------

Denominator:
 Weighted average number of common shares
 outstanding during the period                             243.6         233.6        199.7

 Incremental common shares attributable to exercise
 of outstanding options (assuming proceeds
 would be used to purchase treasury stock)                     -           7.4          7.2

 Incremental common shares attributable to conversion
 of convertible subordinated debentures                        -          16.9         29.2
                                                          ------        ------       ------
 Total                                                     243.6         257.9        236.1
                                                          ------        ------       ------
Diluted net income (loss) per share                       $(2.17)       $ 2.62       $ 0.97
                                                          ======        ======       ======

Incremental common shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock) of 4,080,000 for the year ended July 3, 1998, were not included in the diluted net income per share computation because the effect would be antidilutive due to the net loss incurred during that period.

EMPLOYEE PROFIT SHARING AND EXECUTIVE BONUS PLANS

     The Company allocates a certain percentage of adjusted quarterly pretax profits to its Employee Profit Sharing Plan which is currently distributed to employees, excluding officers, employed for the full quarter. The Company also allocates a certain percentage of adjusted quarterly pretax profits to its Executive Bonus Plan. Distributions to corporate officers under this plan are subject to the discretion of the Board of Directors. Charges to operations for distributions to employees and/or corporate officers under these Plans during 1998, 1997 and 1996 were $3 million, $115 million and $73 million, respectively.

TAX-DEFERRED SAVINGS PLAN

     The Company has a tax-deferred savings plan, the Seagate Technology, Inc. Savings and Investment Plan ("the 40l(k) plan"), for the benefit of qualified employees. The 40l(k) plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a monthly basis. The Company may make annual contributions to the 401(k) plan at the discretion of the Board of Directors. No material contributions were made by the Company for each of the three years in the period ended July 3, 1998.

STOCK-BASED BENEFIT PLANS

STOCK OPTION PLANS    Options granted under the Company's stock option plans are granted at fair market value, expire ten years from the date of the grant and generally vest in four equal annual installments, commencing one year from the date of the grant.

     Following is a summary of stock option activity for the three years ended July 3, 1998:


                                                       Options Outstanding
                                              --------------------------------------
                                               Number           Weighted Average
Shares in millions                           of Shares           Exercise Price
------------------------------------------------------------------------------------
Balance June 30, 1995                            21.4                   $11.45

Granted                                          11.1                    22.30

Exercised                                        (6.2)                    8.71

Canceled                                         (3.3)                   14.27

Elimination of Conner activity for
  the duplicated six months ended
  December 31, 1995                                .7                    14.13
                                                -----

Balance June 28, 1996                            23.7                    16.91

Granted                                           6.0                    36.31

Exercised                                        (5.2)                   12.15

Canceled                                         (2.5)                   20.42
                                                -----

Balance June 27, 1997                            22.0                    22.92

Granted                                          18.3                    27.10

Exercised                                        (2.4)                   13.34

Canceled                                        (11.9)                   32.62
                                                -----
Balance July 3, 1998                             26.0                   $22.30
                                                =====

     In fiscal 1998, the Company offered to all optionees below the level of Senior Vice President, who held options with an exercise price higher than the prevailing fair market value of the Company's common stock the right to exchange their options for new options exercisable at such fair market value. In connection with this transaction, 8.4 million options were exchanged. The number of options shown as granted and canceled in the above table reflects this exchange of options. Such options had a weighted average exercise price before repricing of $34.20 and the new options were granted at a weighted average price of $24.45.

     Options available for grant were 13.6 million at July 3, 1998; 5.1 million at June 27, 1997; and 9.0 million at June 28, 1996. On October 30, 1997, the stockholders approved an amendment to the 1991 Incentive Stock Option Plan to increase the number of shares of common stock reserved for issuance thereunder by 15 million. At July 3, 1998, options to purchase 10.0 million shares of common stock were exercisable. The following table summarizes information about options outstanding at July 3, 1998. (Shares in millions.)

                                                 Outstanding Options                               Exercisable Options
                            -----------------------------------------------------------     --------------------------------
                                                 Weighted Average
                                   Number        Contractual Life    Weighted Average         Number            Weighted
 Range of exercise prices        of Shares          (in years)        Exercise Price        of Shares         Exercise Price
---------------------------------------------------------------------------------------     --------------------------------
$  .00 - $11.06                      3.2              4.93                $ 7.98               3.1               $ 8.05
$11.12 - $21.56                      4.3              6.60                 15.50               2.5                14.27
$21.62 - $28.25                     15.5              8.60                 24.52               3.4                24.32
$28.50 - $51.75                      3.0              8.09                 35.86               1.0                33.83
                                    ----              ----                ------              ----               ------
$  .00 - $51.75                     26.0              7.76                $22.30              10.0               $17.70

EXECUTIVE STOCK PLAN     The Company has an Executive Stock Plan under which
senior executives of the Company are granted the right to purchase shares of the Company's common stock at $.01 per share. The difference between the fair market value of the shares on the measurement date and the exercise price is recorded as deferred compensation and is charged to operations over the vesting period of five or ten years. In November 1995, the Company's Board of Directors granted 1,604,000 shares under the plan, subject to stockholder approval of certain amendments to the plan. These amendments included the addition of 2,000,000 shares to be issued under the plan. In February 1996, such stockholder approval was obtained. Subsequently in May 1996, an additional 416,500 shares were granted under the plan. In 1997, 249,500 shares were granted and 85,000 shares were repurchased under the terms of the plan. In 1998, 453,500 shares were granted and 253,867 shares were repurchased under the terms of the plan. At July 3, 1998, 115,367 shares were available for future grants. In addition, the Company has a Restricted Stock Plan which also has a deferred compensation component. Under this plan the deferred compensation is amortized over a period of seven years. There are two employees remaining in the plan and no shares are available for future grant. The aggregate amount charged to operations for amortization of deferred compensation under both plans was $8 million, $8 million and $4 million in 1998, 1997 and 1996, respectively.

STOCK PURCHASE PLAN    The Company also maintains an Employee Stock Purchase
Plan. A total of 13,600,000 shares of common stock have been authorized for issuance under the Purchase Plan. The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock through payroll deductions generally at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 1,348,000; 1,054,000; and 1,129,000 shares of common stock were issued in 1998, 1997 and 1996, respectively.

          Common stock reserved for future issuance under the Company's Employee Stock Purchase Plan aggregated 1,426,000 shares at July 3, 1998. In July 1998, the Board of Directors approved an amendment to the Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance thereunder by 6 million, subject to stockholder approval at the 1998 Annual Meeting of Stockholders.

PRO FORMA INFORMATION     The Company has elected to follow APBO 25 and related
interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APBO 25, the Company generally recognized no compensation expense with respect to such options.

          Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted after June 30, 1995 as if the Company had accounted for its stock options under the fair value method of SFAS
123. The fair value of the Company's stock options was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options granted to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options granted to employees.

          The fair value of the Company's stock options granted to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                     Stock Option               Employee Stock
                                      Plan Shares            Purchase Plan Shares
                                 ____________________        ____________________
                                 1998    1997    1996        1998    1997    1996
_________________________________________________________________________________
Expected life (in years)          3.2     3.5     3.5          .6      .5      .5
Risk-free interest rate           5.5%    6.2%    5.6%        5.5%    5.4%    5.4%
Volatility                         .45     .45     .45         .63     .46     .46

     The weighted average fair value of stock options granted under the Company's Stock Option Plans was $10.05, $14.57 and $9.45 per share in 1998, 1997 and 1996, respectively. The weighted average fair value of shares granted under the Company's Employee Stock Purchase Plan was $12.03, $8.89 and $6.00 per share in 1998, 1997 and 1996, respectively. The weighted average purchase price of shares granted under the Company's Employee Stock Purchase Plan was $26.99, $27.95 and $23.46 per share in 1998, 1997 and 1996, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period (for stock options) and the six month purchase period for stock purchases under the Stock Purchase Plan. The Company's pro forma information follows:

In millions, except per share data                               1998       1997        1996
---------------------------------------------------------------------------------------------
Pro forma net income (loss)                                    $ (600)     $ 610       $ 195
Pro forma basic net income (loss) per share                     (2.46)      2.64        0.98
Pro forma diluted net income (loss) per share                   (2.46)      2.45        0.90

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, the pro forma effect will not be fully reflected until 1999.

INCOME TAXES

     The provision for (benefit from) income taxes consisted of the following:

In millions                                          1998            1997            1996
_________________________________________________________________________________________
Current Tax Expense (Benefit)
     Federal                                        $(157)           $122            $168
     State                                              -               6              28
     Foreign                                           16               9               7
                                                    -----            ----            ----
                                                      141             137             203
                                                    -----            ----            ----

Deferred Tax Expense (Benefit)
     Federal                                          (19)             65             (76)
     State                                            (20)             14              (9)
     Foreign                                            6              17               -
                                                    -----            ----            ----
                                                      (33)             96             (85)
                                                    -----            ----            ----
Provision for (Benefit from) Income Taxes           $(174)           $233            $118
                                                    =====            ====            ====

     The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts approximated $12 million, $52 million, and $47 million for 1998, 1997 and 1996, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:

In millions                                July 3, 1998                  June 27, 1997
______________________________________________________________________________________
DEFERRED TAX ASSETS
Accrued warranty                                   $151                           $166
Inventory valuation accounts                         38                             33
Receivable reserves                                  29                             29
Accrued compensation and benefits                    27                             36
Depreciation                                         37                             23
Restructuring reserves                               25                             12
Other reserves and accruals                          40                             47
Acquisition related items                            36                             29
Net operating loss and tax credit carryforwards      87                             31
Other assets                                          9                              9
                                                  -----                          -----
     Total Deferred Tax Assets                      479                            415
Valuation allowance                                 (82)                           (57)
                                                  -----                          -----
     Net Deferred Tax Assets                        397                            358
                                                  -----                          -----

DEFERRED TAX LIABILITIES

Unremitted income of foreign subsidiaries          (549)                          (561)
Acquisition related items                           (19)                           (20)
Other liabilities                                   (21)                            (2)
                                                  -----                          -----
     Total Deferred Tax Liabilities                (589)                          (583)
                                                  -----                          -----
     Net Deferred Tax Liabilities                 $(192)                         $(225)
                                                  =====                          =====

AS REPORTED ON THE BALANCE SHEET

Deferred Income Tax Assets                         $243                           $254
Deferred Income Tax Liabilities                    (435)                          (479)
                                                  -----                          -----
     Net Deferred Tax Liability                   $(192)                         $(225)
                                                  =====                          =====

     The valuation allowance has been provided for deferred tax assets related to certain foreign net operating loss carryforwards, foreign tax credit carryforwards and future tax benefits associated with the acquisition of certain software companies. The valuation allowance increased by $25 million, $20 million and $15 million in 1998, 1997 and 1996, respectively.

     The Company, as of July 3, 1998, has domestic, foreign and state net operating loss carryforwards of approximately $36 million, $47 million and $500 million, respectively, expiring in 1999 through 2013 if not used to offset future taxable income. The Company, as of July 3, 1998, also has tax credit carryforwards of approximately $36 million expiring in 2000 through 2013 if not used to offset future tax liabilities.

     The differences between the provision for (benefit from) income taxes at the U.S. statutory rate and the effective rate are summarized as follows:

In millions                                                           1998         1997          1996
_____________________________________________________________________________________________________
Provision (benefit) at U.S. statutory rate                          $(246)         $312          $116
State income tax provision (benefit), net                             (15)           19            10
Benefit from net earnings of foreign subsidiaries considered
   to be permanently invested in non-U.S. operations                    -           (97)          (59)
Write-off of in-process research and development                       75             -            30
Restructuring                                                           -             -            18
Valuation reserve                                                      25            19            15
Other individually immaterial items                                   (13)          (20)          (12)
                                                                    -----          ----          ----
Provision for (benefit from) income taxes                           $(174)         $233          $118
                                                                    =====          ====          ====

          A substantial portion of the Company's Far East manufacturing operations in Singapore, Thailand, China and Malaysia operate free of tax under various tax holidays which expire in whole or in part during fiscal years 1999 through 2005. Certain tax holidays may be extended if specific conditions are met. The tax holidays had no impact on the net loss in 1998. The net impact of these tax holidays was to increase net income by approximately $71 million ($0.28 per share, diluted) in 1997 and approximately $50 million ($0.21 per share, diluted) in 1996. Cumulative undistributed earnings of the Company's Far East subsidiaries for which no income taxes have been provided aggregated approximately $1.439 billion at July 3, 1998. These earnings are considered to be permanently invested in non-U.S. operations. Additional federal and state taxes of approximately $518 million would have to be provided if these earnings were repatriated to the U.S.

     The Company received a statutory notice of deficiency dated June 27, 1997 from the Internal Revenue Service relative to taxable years 1991 through 1993 assessing potential deficiencies approximating $39 million plus interest and approximately $6 million of penalties. The Company petitioned the United States Tax Court on September 24, 1997 for a re-determination of the deficiencies. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.

     The Company received a statutory notice of deficiency dated June 12, 1998 from the Internal Revenue Service relative to Conner's taxable years 1991 and 1992 assessing potential deficiencies approximating $11 million plus interest. The Company believes it has meritorious defenses to the Internal Revenue Service adjustments but has not yet determined the forum in which it will contest the proposed deficiencies. The Company believes that the likely outcome of this matter will not have a material adverse effect on its financial position or results of operations.

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

For the year ended
In millions                                   June 28, 1996
-----------------------------------------------------------
Revenue:
 Prior to December 30, 1995:
  Seagate                                            $3,016
  Conner                                              1,464
Combined results after December 29, 1995              4,108
                                                     ------
                                                     $8,588
                                                     ======
Net Income:
 Prior to December 30, 1995:
  Seagate                                           $  232
  Conner                                                37
 Combined results after December 29, 1995              (56)
                                                    ------
                                                    $  213
                                                    ======

     The combined net loss after December 29, 1995 (see table above) of $56 million includes a $168 million restructuring charge, net of related tax effect, as a result of the merger with Conner and an $89 million write-off of in-process research and development, net of related tax effect, incurred in connection with the acquisitions of software companies.

     The two companies maintained a majority of similar accounting practices. However, as a result of certain differing accounting practices relating to the capitalization of fixed assets and inventory, certain adjustments to net assets were made to conform accounting practices of the two companies. None of these adjustments was material to any period presented.

ACQUISITIONS

     In June 1998, the Company acquired Eastman Software Storage Management Group, Inc., a subsidiary of Eastman Kodak Company, the developer of storage migration software technology for distributed networks, for $10 million. As a result of the acquisition, the Company incurred a one-time write-off of in-process research and development of $7 million.

     In April and June 1997, the Company invested an aggregate of $20 million to acquire approximately ten percent (10%) of the outstanding stock of Quinta Corporation ("Quinta"), a developer of ultra-high capacity disc drive technologies, including a new optically-assisted Winchester (OAW) technology. In August 1997, the Company completed the acquisition of Quinta. Pursuant to the purchase agreement with Quinta, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon the closing of the acquisition and were eligible to receive additional cash payments aggregating $95 million upon the achievement of certain product development and early production milestones. Of the $95 million, $19 million was paid or accrued in fiscal 1998. In July 1998, the Company and Quinta amended the purchase agreement to eliminate the product development and early production milestones and provide that the former shareholders of Quinta will be eligible to receive the remaining $76 million and the $14 million that had been accrued but unpaid in fiscal 1998. In the first quarter of fiscal 1999, the Company expects to take a charge to operations for the remaining $76 million. As a result of this acquisition, the Company incurred a one-time write-off of in-process research and development of approximately $214 million. Intangibles arising from the acquisition of Quinta are being amortized on a straight-line basis over two years. This acquisition was accounted for as a purchase and, accordingly, the results of operations of Quinta have been included in the Company's consolidated financial statements from the date of acquisition.

     In connection with the merger with Conner, on February 16, 1996, the Company acquired the minority interest in Arcada Holdings, Inc. ("Arcada"), formerly a majority-owned subsidiary of Conner. Seagate acquired the minority interest in Arcada by exchanging 2,553,340 shares of Seagate common stock and options to purchase 1,813,936 shares of Arcada common stock (equivalent to approximately $85 million, net of the exercise proceeds of the options acquired, based on a market value of $20.37 per share of Seagate common stock) for all the outstanding common stock and options to purchase common stock of Arcada. Arcada developed, marketed and supported data protection and storage management software products that operate across multiple desktop and client/server environments. This acquisition was accounted for as a purchase and, accordingly, the results of operations of the minority interest have been included in the consolidated financial statements from the date of acquisition of such minority interest. Goodwill and other intangibles arising from the acquisition are being amortized on a straight-line basis over periods ranging from two to seven years. As a result of the acquisition, the Company incurred a one-time write-off of in-process research and development of $44 million.

     During the year ended June 28, 1996, the Company acquired Sytron Corporation, a storage management software company; OnDemand Software, Inc. and Calypso Software Systems, Inc., both network management software companies; Holistic Systems Ltd. ("Holistic"), an information management software company; and Stormex, S.A. de C.V., a media substrate manufacturer. These acquisitions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the date of acquisition. The total cost of all businesses acquired for cash in 1996 was $131 million, $20 million of which was paid subsequent to 1996. Goodwill and other intangibles arising from the acquisitions are being amortized on a straight-line basis over periods ranging from one to seven years. As a result of the 1996 acquisitions, the Company incurred one-time write-offs of in-process research and development totaling $99 million. As a result of the payments out of escrow in fiscal year 1997 to former stockholders of Holistic, the Company incurred one-time write-offs of compensation expense and in-process research and development of $13 million and $3 million, respectively. The compensation expense is included in unusual items on the consolidated statement of operations. The operations of the acquired companies prior to the date of acquisition were not material to the Company's revenue or net income.

     In 1998, the Company increased its investment in Dragon Systems, a maker of voice recognition software, by $18 million. Goodwill arising from the equity investment in Dragon Systems is being amortized on a straight-line basis over seven years. In 1996, the Company increased its investment in SanDisk Corporation, a flash memory manufacturer, by $10 million. Goodwill arising from the equity investment in SanDisk Corporation is being amortized on a straight-line basis over seven years.

RESTRUCTURING

     In the quarters ended January 2, 1998 and April 3, 1998, the Company recorded restructuring charges aggregating $347 million. These charges reflect steps the Company is taking to align worldwide operations with current market conditions and to improve the productivity of its operations and the efficiency of its development efforts. The restructuring charges comprised $57 million for reduction of personnel due to closure or consolidation of certain operations, $78 million for closure of excess facilities, $148 million to write off or write down equipment, intangibles and other assets whose value had become permanently impaired, and $64 million for contract cancellations and other expenses. The net book value of equipment disposed of or to be disposed of as a result of implementation of the restructuring plan is $181 million. Valuation of these assets was based on estimated fair values.

     In connection with this restructuring the Company currently expects a workforce reduction of approximately 15,000 employees. Of the 15,000 employees, 8,144 are involuntary terminations of regular, full-time employees, 1,528 are contract laborers, primarily engaged through temporary employment agencies, and the remainder represent attrition. Approximately 14,100 of the 15,000 employees, including 7,959 of the 8,144 involuntary terminations of regular, full-time employees, had been terminated as of July 3, 1998. The Company anticipates that the implementation of the restructuring plan will be substantially complete by the end of December 1998.

     The following table summarizes the Company's restructuring activity for the year ended July 3, 1998:


                                                                                 CONTRACT
                                                             EQUIPMENT,        CANCELLATIONS
                           SEVERANCES        EXCESS         INTANGIBLES          AND OTHER
IN MILLIONS               AND BENEFITS     FACILITIES     AND OTHER ASSETS       EXPENSES         TOTAL
-------------------------------------------------------------------------------------------------------
Restructuring charges         $ 57            $ 78             $ 148              $ 64           $ 347
Cash charges                   (48)             (3)                -               (49)           (100)
Non-cash charges                 -             (55)             (148)                -            (203)
                              ----            ----             -----              ----           -----
Reserve balances,
 July 3, 1998                 $  9            $ 20             $   -              $ 15           $  44
                              ====            ====             =====              ====           =====

     In 1996, the Company recorded restructuring charges totaling $242 million as a result of the merger with Conner. During the first quarter of 1997, the Company reversed $10 million of its restructuring reserves as a result of the completion of certain aspects of the restructuring plan at less than the originally estimated cost. As of July 3, 1998, the implementation of such restructuring plan was substantially complete.

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

     The following tables summarize the Company's operations in different geographic areas:


                                                                      Adjustments
Year Ended July 3, 1998                 United           Far              and
In millions                             States           East         Eliminations        Consolidated
 -----------------------------------------------------------------------------------------------------
Sales to unaffiliated customers         $3,643          $3,176           $     -             $6,819

Transfers between geographic areas       1,425           6,302            (7,727)                 -
                                        ------          ------           -------             ------

Total revenue                           $5,068          $9,478           $(7,727)            $6,819
                                        ======          ======           =======             ======

Income (loss) from operations           $ (721)         $   35           $     -             $ (686)

Other income (expense), net                (57)             39                 -                (18)
                                        ------          ------           -------             ------

Income (loss) before income taxes       $ (778)         $   74           $     -              $ (704)
                                        ======          ======           =======             ======

Identifiable assets                     $2,337          $3,308           $     -              $5,645
                                        ======          ======           =======             ======

                                                                      Adjustments
Year Ended June 27, 1997                United           Far              and
In millions                             States           East         Eliminations        Consolidated
 -----------------------------------------------------------------------------------------------------
Sales to unaffiliated customers         $5,216         $ 3,724         $       -              $8,940

Transfers between geographic areas       1,398           6,463            (7,861)                  -
                                        ------         -------         ---------              ------

Total revenue                           $6,614         $10,187         $  (7,861)             $8,940
                                        ======         =======         =========              ======

Income from operations                     $44            $814         $       -                $858



Other income (expense), net                 (3)             36                 -                  33
                                        ------         -------         ---------              ------

Income before income taxes              $   41         $   850         $       -              $  891
                                        ======         =======         =========              ======

Identifiable assets                     $3,050         $ 3,673         $       -              $6,723
                                        ======         =======         =========              ======

                                                                      Adjustments
Year Ended June 28, 1996                United           Far              and
In millions                             States           East         Eliminations        Consolidated
 -----------------------------------------------------------------------------------------------------
Sales to unaffiliated customers         $5,888         $2,700            $     -            $8,588

Transfers between geographic areas       1,272          6,248             (7,520)                -
                                        ------         ------            -------            ------

Total revenue                           $7,160         $8,948            $(7,520)           $8,588
                                        ======         ======            =======            ======

Income (loss) from operations           $  (77)        $  364            $     -            $  287

Other income (expense), net                  -             44                  -                44
                                        ------         ------            -------            ------

Income (loss) before income taxes       $  (77)        $  408            $     -            $  331
                                        ======         ======            =======            ======

Identifiable assets                     $2,311         $2,929            $     -            $5,240
                                        ======         ======            =======            ======

     Sales and transfers between geographic areas are accounted for at prices which, in general, provide a profit after coverage of all manufacturing costs. Income from operations is revenue less operating expenses. The identifiable assets by geographic area are those assets used in the Company's operations in each area.

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

     In 1998 and 1997, Compaq Computer Corporation accounted for more than 10% of consolidated revenue for a total of $873 million and $995 million, respectively. No customer accounted for 10% or more of consolidated revenue in 1996.

     Net foreign currency transaction   losses included in the determination of
net income (loss) were $252 million, $2 million and $8 million for 1998, 1997, and 1996, respectively.

LITIGATION

PATENT LITIGATION In November 1992, Rodime, PLC ("Rodime") filed a complaint in Federal Court for the Central District of California, alleging infringement of U.S. Patent No. B1 4,638,383 and various state law unfair competition claims. It was the opinion of the Company's patent counsel that the Company's products do not infringe any valid claims of the Rodime patent in suit and thus the Company refused Rodime's offer of a license for its patents. Other companies, however, such as IBM, Hewlett-Packard and a number of Japanese companies have reportedly made payments to and taken licenses from Rodime. On October 24, 1997 the Court entered a Final Judgment against Rodime and in favor of Seagate. Rodime has appealed the final judgment. The appeal before the Court of Appeals for the Federal Circuit will be heard in September 1998. The Company intends to vigorously defend itself in the appeal brought by Rodime.

     On October 5, 1994, a patent infringement action was filed against the Company by an individual, James M. White, in the U.S. District Court for the Northern District of California for alleged infringement of U.S. Patent Nos. 4,673,996 and 4,870,519. Both patents relate to air bearing sliders. Prior to the filing of the lawsuit, the Company filed a Petition for Reexamination of U.S. Patent No. 4,673,996 with the United States Patent and Trademark Office ("PTO") and this Petition was granted shortly after the lawsuit was filed. Subsequently, the Company filed a Petition for Reexamination of U.S. Patent No. 4,870,519. This second petition was also granted by the PTO. The District Court stayed the action pending the outcome of the Reexaminations. Both patents have completed reexamination and the stay of the action has been lifted. Mr. White's lawyers filed a motion seeking a preliminary injunction to stop the sale of certain of the Company's products. The Court denied the motion on July 1, 1997. On April 27, 1998, the Court entered an order establishing a construction of the claims in Mr. White's patents which is broader than the construction which the Company advocated, and on June 25, 1998, the Court denied reconsideration of the April 27 order. The Court has set a February 1999 trial date. It is the opinion of the Company's patent counsel that the Company's products do not infringe any valid or enforceable claims of the patents involved in the suit. The Company intends to vigorously defend itself against any and all charges of infringement of these patents.

     On December 16, 1996, a patent infringement action was filed against the Company by an individual, Virgle Hedgcoth, in the U.S. District Court for the Northern District of California, San Jose Division, for alleged infringement of U.S. Patent Nos. 4,735,840; 5,082,747; and 5,316,864. These patents relate to sputtered magnetic thin-film recording discs for computers and their manufacture. The Company answered the complaint denying infringement, alleging that the patents are invalid and unenforceable, and counterclaiming for declaratory judgment that a fourth Hedgcoth patent, No. 4,894,133, is invalid, unenforceable and not infringed. Additionally, on July 1, 1997, Mr. Hedgcoth filed a patent infringement action against the Company in the same Court for alleged infringement of a fifth patent, U.S. Patent No. 5,262,970, issued May 6, 1997. It is the opinion of the Company's patent counsel that the Company's products do not infringe any valid or enforceable claims of the patents in the two actions, and that the claims of the patents in the two actions are invalid or unenforceable. The Company intends to vigorously defend itself against any and all charges of infringement of Mr. Hedgcoth's patents.

     Papst Licensing, GmbH, has given the Company notice that it believes certain former Conner Peripherals, Inc. ("Conner") disc drives infringe several of its patents covering the use of spindle motors in disc drives. It is the opinion of the Company's patent counsel that the former Conner disc drives do not infringe any claims of the patents and that the asserted claims of the patents are invalid. The Company also believes that subsequent to the merger with Conner, the Company's earlier paid-up license under Papst's patents extinguishes any ongoing liability. The Company also believes it enjoys the benefit of a license under Papst's patents since Papst Licensing had granted a license to motor vendors of Conner.

     In the normal course of business, the Company receives and makes inquiry with regard to other possible intellectual property matters including alleged patent infringement. Where deemed advisable, the Company may seek or extend licenses or negotiate settlements.

OTHER MATTERS   The Company is involved in a number of other judicial and
administrative proceedings incidental to its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

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

     Future minimum lease payments for operating leases with initial or remaining terms of one year or more were as follows at July 3, 1998:

                                                          Operating
In millions                                                Leases
 -------------------------------------------------------------------
1999                                                          $  58
2000                                                             44
2001                                                             27
2002                                                             30
2003                                                             19
After 2003                                                      133
                                                              -----
                                                              $ 311
                                                              =====

     Total rent expense for all land, facility and equipment operating leases was approximately $58 million, $51 million and $45 million for 1998, 1997 and 1996, respectively.

CAPITAL EXPENDITURES The Company's commitments for construction of manufacturing facilities and equipment approximated $173 million at July 3, 1998.

SUPPLEMENTAL CASH FLOW INFORMATION

In millions                                         1998      1997       1996
________________________________________________________________________________
Cash Transactions:

   Cash paid for interest                           $ 52     $  26      $  64

   Cash paid for income taxes, net of refunds         (1)       59        208

Non-Cash Transactions:

   Conversion of debentures                         $  -     $ 788      $ 266

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Seagate Technology, Inc.

     We have audited the accompanying consolidated balance sheets of Seagate Technology, Inc. as of July 3, 1998 and June 27, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Technology, Inc. at July 3, 1998 and June 27, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 3, 1998, in conformity with generally accepted accounting principles.


                                                            Ernst & Young LLP

San Jose, California
July 14, 1998, except for the second paragraph of the Acquisitions note, as to which the date is July 31, 1998 and the first and second paragraphs of the Patent
Litigation note, as to which the date is August 17, 1998.