Form 10-K405/A, Exhibit 13
period 1998-07-03
SEAGATE TECHNOLOGY INC
filed 1999-04-19
CIK 354952

1                                                                   EXHIBIT 13.1

                           SEAGATE TECHNOLOGY, INC.
                         ANNUAL REPORT TO STOCKHOLDERS

                            SELECTED FINANCIAL DATA
                            SEAGATE TECHNOLOGY 1998




Fiscal Year Ended                                      July 3,   June 27,   June 28,   June 30,   July 1,
In millions, except per share data                        1998       1997       1996       1995      1994
=========================================================================================================
Revenue                                                $6,819      $8,940     $8,588     $7,256    $5,865
Gross margin                                              989       2,022      1,581      1,373     1,171
Income (loss) from operations                            (686)        858        287        459       473
Income (loss) before extraordinary gain                  (530)        658        213        313       330
Net income (loss)                                        (530)        658        213        319       330
Basic income (loss) per share before
 extraordinary gain                                     (2.17)       2.82       1.07       1.64      1.76
Basic net income (loss) per share                       (2.17)       2.82       1.07       1.67      1.76
Diluted income (loss) per share before
 extraordinary gain                                     (2.17)       2.62        .97       1.44      1.56
Diluted net income (loss) per share                     (2.17)       2.62        .97       1.47      1.56
Total assets                                            5,645       6,723      5,240      4,900     4,308
Long-term debt, less current portion                      704         702        798      1,066     1,177
Stockholder's equity                                   $2,937      $3,476     $2,466     $1,936    $1,635
Number of shares used in per share computations:
 Basic                                                  243.6       233.6      199.7      190.6     186.9
 Diluted                                                243.6       257.9      236.1      244.7     235.8


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

QUARTERLY/1998
Unaudited, in millions except per share data          1st         2nd         3rd        4th
                                                        ------------
Revenue                                           $ 1,896    $  1,673    $  1,675    $  1,575
Gross margin                                          295         192         204         298
Income (loss) from operations                        (200)       (277)       (221)         12
Net income (loss)                                    (240)       (183)       (129)         22
Net income (loss) per share:
  Basic                                              (.98)       (.75)       (.53)        .09
  Diluted                                            (.98)       (.75)       (.53)        .09
Price range per share:
  Low                                             $34-1/8    $18-7/16    $ 17-3/4    $19-7/16
  High                                            $45-3/4    $ 40-5/8    $27-3/16    $ 29-5/8

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


QUARTERLY/1997
 Unaudited, in millions except per share data       1st        2nd       3rd       4th

Revenue                                           $  2,061   $ 2,400   $ 2,502   $ 1,977
Gross margin                                           393       541       631       457
Income from operations                                 174       289       347        48
Net income                                             129       213       257        59
Net income per share:
  Basic                                                .61       .94      1.04       .24
  Diluted                                              .53       .84      1.01       .23
Price range per share:
  Low                                             $18-1/16   $25-7/8   $37-3/8   $32-1/2
  High                                            $29-5/16   $42-3/4   $56-1/4   $54-1/4


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

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS
                            SEAGATE TECHNOLOGY 1998

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

CERTAIN FORWARD-LOOKING INFORMATION

     Certain statements in this Management's Discussion and Analysis ("MD&A"), elsewhere in this Annual Report to Stockholders and in the Company's Annual Report on Form 10-K/A for the Fiscal Year Ended July 3, 1998 into which this MD&A is incorporated are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. Certain of these risks and uncertainties are set forth below under "Foreign Currency Risks," "Factors Affecting Future Operating Results," elsewhere in this MD&A, elsewhere in this Annual Report to Stockholders and in the Company's Annual Report on Form 10-K/A for 1998. These forward-looking statements include the statements relating to continued price erosion in the first paragraph under "Results of Operations - 1998 vs 1997," the statements relating to continued expansion into complementary markets and write-offs of in-process research and development in the sixth paragraph under "Results of Operations - 1998 vs 1997," the statements relating to the 1999 effective tax rate in the tenth paragraph under "Results of Operations - 1998 vs 1997," the statements relating to the IRS adjustments in the last paragraph under "Results of Operations - 1998 vs 1997," the statements regarding the decline in value of the Thai baht and Malaysian ringgit relative to the U.S. dollar and future movements in currency exchange rates under "Disclosures about Market Risk - Foreign Currency Risk," the statements regarding capital expenditures in the third paragraph under "Liquidity and Capital Resources," the statements regarding continued expansion into complementary markets in the sixth paragraph under "Liquidity and Capital Resources," the statements regarding the sufficiency of the Company's resources in the last paragraph under "Liquidity and Capital Resources," the statements under "Factors Affecting Future Operating Results," and the statements in the Litigation note to the consolidated financial statements, among others.

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

Business Combinations - In Process Research and Development

The Company has a history of acquisitions and during the three most recent fiscal years acquisitions included Quinta Corporation and Eastman Storage Software Management Group in fiscal 1998, and Arcada Holdings, Inc., Holistic Systems, Calypso Software Systems, Inc., and OnDemand Software, Inc. in fiscal 1996. No significant acquisitions occurred in fiscal 1997. In connection with these acquisitions, the Company has recognized significant write-offs of in-process research and development. The completion of the underlying in-process projects acquired within each acquisition was the most significant and uncertain assumption utilized in the valuation analysis of the in-process research and development. Such uncertainties could give rise to unforeseen budget over runs and/or revenue shortfalls in the event that the Company is unable to successfully complete a certain R&D project. The Company is primarily responsible for estimating the fair value of the purchased R&D in all acquisitions accounted for under the purchase method. The nature of research and development projects acquired, the estimated time and costs to complete the projects and significant risks associated with the projects for the largest acquisitions are described below.

Quinta Corporation
------------------

Quinta's research and development efforts revolve around Optically Assisted Winchester ("OAW") technology. OAW refers to Quinta's newly designed recording technology that, upon completion, would be implemented into Winchester hard disc drives. OAW combines traditional magnetic recording technology with Winchester hard disc drives and optical recording capabilities; optical recording technology enables greater data storage capacity. By integrating advanced optical features along with a highly fine and sophisticated tracking and delivery system within the head design, OAW would multiply the areal density of disc drives.

Through August 8, 1997, the acquisition date, Quinta had demonstrated significant achievements in developing its technology. However, further technological milestones were required before technological feasibility could be achieved. Quinta's development process consists of the following development milestones: (i) route light (optical fiber), (ii) flying head use, (iii) recording media, (iv) mirror creation and demonstration (two stage servo), (v) complete assembly, (vi) form factor containment, (vii) design verification test,
(viii) customer qualification, and (ix) delivery. Future products were expected to include fixed and removable drives and cartridges. Seagate Technology expected to introduce products incorporating Quinta's OAW technology within 12 months of the acquisition date.

At the time of completing the Quinta acquisition, the Company estimated that additional R&D spending of $9.4 million and $3.9 million in fiscal 1998 and 1999, respectively, would be required to complete the project. Since that time, Seagate has redirected its efforts so that the Company is focused less on the development of a specific product and more on the advancement of optical technology in general. As such, the spending elements associated with the development of optical technology are embedded in the R&D budgets of the Company's product design centers and component technology organizations.

At the present time the Company has no immediate plans to release a storage device which makes specific use of Quinta's "Optically Assisted Winchester" technology. Delay in releasing such a storage device is not expected to materially affect the Company's future earnings.

Eastman Software Storage Management Group
-----------------------------------------

Eastman Software SMG ("Eastman") was acquired in June 1999. Eastman develops a hierarchical storage management product for Microsoft's Windows NT platform and its two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, Seagate will be able to convert its Storage Migrator product into a stand-alone HSM application for Windows NT environments. As of the date of acquisition, Seagate abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

As for OPEN/stor at the date of acquisition, Seagate planned to phase out the product over the following 12 to 15 months. Seagate's purpose for the acquisition was for the next generation technologies that were underway at Eastman, referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion. The anticipated release dates for Sakkara and Phoenix were the 2nd quarter of fiscal year 1999 and the 4th quarter of fiscal year 1999, respectively. As of the date of acquisition, Seagate anticipated the costs to complete both Sakkara and Phoenix at approximately $1.8 million. Since the acquisition date, no changes have been made to the original estimated release dates for all the projects acquired from Eastman.

Arcada Software, Inc.
---------------------

Seagate purchased the outstanding minority interests of Arcada Holdings, Inc. ("Arcada") in February 1996 in connection with the pooling-of-interests with Conner Peripherals, Inc. Arcada's technology at the date of acquisitions was comprised of three main categories: (i) Desktop, (ii) NetWare, and (iii) Windows NT. The majority of the original underlying code and base technology for the NetWare and Windows NT product families was completed in the 1990 time frame. The technologies, as of the date of valuation, were in need of significant re-development to add features and utilities to the products such as disc grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.

As of the date of acquisition, Company management anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies at approximately $6.8 million, $4.5 million, and $7.5 million, respectively. Since the acquisition date, all the projects originally acquired from Arcada were completed and commercially released prior to the end of the fourth quarter of fiscal 1997.


Holistic Systems Ltd.
---------------------

Holistic Systems, Ltd. ("Holistic") was acquired in June 1996. Holistic's sole software product is Holos, a product that enables users to develop and utilize the wide variety of applications found in large scale management information systems. As of the date of acquisition, Holistic was in the process of developing the next generation of Holos, version 6.0, which was planned for release during the fourth quarter of fiscal 1997.

     As of the date of acquisition, Holistic had undergone or was in the process of undergoing the re-write of the front-end code of the system from C to C++, the re-write of the back-end code of the system in C, and the creation of the Holos product to be object oriented. The estimated cost to complete, at the date of acquisition, was approximately $3.5 million. Since the acquisition date, the project originally acquired from Holistic was completed and commercially released as planned in the fourth quarter of fiscal 1997.

RESULTS OF OPERATIONS

     The following table sets forth certain items in the Company's Consolidated Statements of Operations as a percentage of revenue for each of the three years in the period ended July 3, 1998.


PERCENTAGE OF REVENUE                                                         1998     1997           1996
                                                                              ----     ----           ----
Revenue                                                                       100%        100%          100%
Cost of sales                                                                  85         77            82
                                                                             ------     ------        ------
Gross margin                                                                   15         23            18
Product development                                                             9          5             5
Marketing and administrative                                                    7          6             6
Amortization of goodwill and other intangibles                                  1          -             -
In-process research and development                                             3          -             1
Restructuring                                                                   5          -             3
Unusual items                                                                   -          2             -
                                                                             ------     ------        ------
Income (loss) from operations                                                 (10)        10             3
Other income, net                                                               -          -             1
                                                                             ------     ------        ------
Income (loss) before income taxes                                             (10)        10             4
Benefit (provision) for income taxes                                            2         (3)           (1)
                                                                             ------     ------        ------
Net income (loss)                                                               7%        (8)%           3%

============================================================================================================



1998 vs 1997---Revenue in 1998 was 24% lower than that reported in 1997. The decrease in revenue from the prior year was due primarily to a continuing decline in the average unit sales prices of the Company's products as a result of intensely competitive market conditions, a lower level of unit shipments reflecting continuing weakness in demand for the Company's disc drive products and a shift in mix away from the Company's higher priced products. The price erosion accounted for $1.6 billion of the revenue decline while volume issues accounted for $0.4 billion. The Company expects that price erosion in the data storage industry will continue for the foreseeable future. This competition and continuing price erosion may adversely affect the Company's results of operations in any given quarter and such an adverse effect often cannot be anticipated until late in any given quarter.

     The decrease in gross margin as a percentage of revenue from the prior year was primarily due to a continuing decline in the average unit sales prices of the Company's disc drive products, particularly its desktop products, as a result of intensely competitive market conditions, lower consolidated revenue and a shift in mix away from the Company's higher performance disc drives, partially offset by reductions in manufacturing costs. In 1997 desktop gross margins improved over 1996 primarily due to strong demand for these products. This strong demand resulted in most of the Company's desktop disc drive products going on allocation and thus stabilizing prices. In 1998 the situation changed. There was excess capacity in the industry for desktop disc drives which resulted in severe price erosion. Because of these factors, as well as poor time-to-market performance with respect to the Company's products, desktop gross margins declined substantially in 1998. Gross margin as a percentage of revenue has improved each quarter for the last three quarters ending January 1, 1999. Disc drive gross margins are expected to improve slightly in the quarter ending April 2, 1999, and to continue to improve in the future as the Company's time to market for disc drive products improves, cost structures are enhanced and manufacturing and operational efficiencies improve. The Company's overall average unit sales price on its disc drive products was $219, $206, $208 and $229 for the four quarters of fiscal 1998, respectively. Additionally, there was an increase in revenue (34%) of the Company's Seagate Software, Inc. subsidiary ("Seagate Software") which subsidiary's products generally have higher gross margins. Excluding the gross margin of Seagate Software, the Company's gross margins would have been 11% and 22% in 1998 and 1997, respectively.

     Product development expenses increased by $126 million (27%) compared with 1997, primarily due to increases of $39 million in salaries and related costs, $26 million in allocated occupancy costs and $19 million in payments or accruals for such payments to former shareholders of Quinta Corporation ("Quinta"), acquired by the Company in August 1997, for achievement of certain product development milestones, and an overall increase in the Company's product development efforts. The Company's product development activities include efforts to improve its time-to-market performance, the development of ultra-high capacity disc drive technologies, including a new optically-assisted Winchester
(OAW) technology being developed by Quinta and development efforts related to its software and tape drive products. These increases in expenses were partially offset by substantially reduced employee profit sharing and executive bonuses in 1998.

     Marketing and administrative expenses increased by $9 million (2%) compared with 1997, primarily due to increases of $22 million in advertising and promotion expenses, $21 million in marketing and administrative expenses related to the Company's software products and services, particularly those of Seagate Software's Information Management Group and $17 million in salaries and related costs. These increases in expenses were partially offset by decreases of $21 million in allocated occupancy costs, $15 million in employee profit sharing and executive bonuses, $10 million in legal expenses and $6 million in the provision for bad debts. The Company expects to take an $8 million to $10 million charge in the first quarter of fiscal 1999 associated with a separation agreement entered into between Alan F. Shugart, the Company's former Chief Executive Officer, and the Company in July 1998.

    Amortization of goodwill and other intangibles decreased by $10 million (20%) compared with 1997, primarily due to the inclusion in amortization expense of the write-down of goodwill and the write-offs and write-downs in 1997 of certain intangible assets related to past acquisitions of software companies whose value had become permanently impaired and the resultant subsequent $13 million reduction in amortization expense, partially offset by additional amortization of $2 million related to goodwill and intangibles arising from the Company's additional investment in Dragon Systems, Inc. ("Dragon") in September 1997.

          Of the $223 million charge for the write-off of in-process research and development, $214 million was a result of the August 1997 acquisition of Quinta and $7 million was a result of the June 1998 acquisition of Eastman Software Storage Management Group, Inc. ("ESSMG"). In April and June 1997, Seagate invested an aggregate of $20 million to acquire approximately ten percent (10%) of Quinta's stock. In August 1997, the Company completed the acquisition of Quinta. Pursuant to the purchase agreement with Quinta, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon the closing of the acquisition and were eligible to receive additional cash payments aggregating $95 million upon the achievement of certain product development and early production milestones. Of the $95 million, $19 million was paid or accrued in fiscal 1998. In July 1998, the Company and Quinta amended the purchase agreement to eliminate the product development and early production milestones and provide that the former shareholders of Quinta will be eligible to receive the remaining $76 million and the $14 million that had been accrued but unpaid in fiscal 1998. In the first quarter of fiscal 1999, the Company expects to take a charge to operations for the remaining $76 million. The Company recognizes the uncertainty associated with the completion of purchased in-process research and development. Such uncertainties could give rise to unforeseen budget overruns and/or revenue shortfalls in the event that the Company is unable to successfully complete a given research and development project.

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

    The Company recorded restructuring charges of $205 million in the second quarter of 1998 and $142 million in the third quarter of 1998. The aggregate charges of $347 million reflect steps the Company is taking to align worldwide operations with current market conditions by reducing existing capacity in all areas of the Company and improving the productivity of its operations and the efficiency of its development efforts by consolidating manufacturing and R&D operations. Actions include exiting production of mobile products; early discontinuation of several other products; closing and selling the Clonmel, Ireland drive manufacturing facility; closing and subleasing the San Jose and Moorpark, CA design center facilities; aborting production expansion projects in Cork, Ireland; and divesting the Company of the new Philippines manufacturing facility, which was nearing completion.

     The restructuring charges were comprised of employee related costs for severance of $57 million; facilities costs for facilities the Company is no longer using for current activities which include lease termination and holding costs of $24 million for facilities located in California and the Far East, and the write-off or write-down of owned and leased facilities located in California, the Philippines and Ireland of $54 million; write-off or write-down of $137 million for excess manufacturing, assembly and test equipment and tooling formerly utilized primarily in California, Singapore, Thailand and Ireland; write-off of intangibles and other assets including $9 million for capital equipment deposits and $2 million for goodwill associated with permanently impaired equipment; contract cancellations comprised of $43 million for costs incurred to cancel outstanding purchase commitments existing prior to the plan of restructure; and other costs comprised of the repayment of various grants to the Industrial Development Agency of Ireland of $7 million and a contingency of $14 million for adjustments to estimates used when the restructuring charge was recorded.

     The fiscal year 1998 aggregated restructuring reserve included asset write-offs or write-downs of tangible assets totaling $200 million and intangible assets totaling $2 million. During the quarter ended January 2, 1998, forecasted production needs were much lower than the current capacity of the Company and the Company recognized that the recent oversupply in the marketplace was not a short-term anomaly. This oversupply was as a result of competitors in the drive industry completing expansion plans at the same time that customer demand flattened out in addition to efficiency improvements achieved in the Company's manufacturing processes. In this period, the Company also decided to discontinue production of all or a portion of products within the Elite, Bali, Cuda, Explorer and Phoenix/Futura product families, rendering test and manufacturing equipment unique to those products as excess. Prior to this period, there was no indication of permanent impairment of the assets associated with the recent excess capacity of the Company or the products to be discontinued. These assets included owned facilities that the Company is vacating, manufacturing, assembly and test equipment and tooling unique to production of discontinued products and excess equipment as a result of consolidating facilities and leasehold improvements for leased facilities to be vacated. Discounted future cash flows and evaluations of the resale market for certain assets were used to estimate fair value.

     The Clonmel, Ireland facility was sold in May 1998 and the majority of the other tangible assets have been disposed of or sold. The remaining assets are the Philippines facility, two manufacturing facilities in Thailand and the manufacturing equipment located at these facilities. The Philippines facility remains vacant and the Company continues to actively seek a buyer. The Company is marketing vacated leased facilities for sublease unless the remaining lease term is so short as to make a sublease impractical. Two manufacturing facilities continue to be utilized until a satisfactory agreement can be made with an external vendor to supply parts currently manufactured at these locations. The Company is actively seeking such an agreement. Until such time as a supplier is qualified, the Company is continuing to depreciate the two manufacturing facilities and the equipment at those locations. When these assets are identified as available for sale, no further depreciation will be recorded.

     As a result of employee terminations and write-off or write-down of equipment and facilities in connection with implementing the fiscal year 1998 restructuring plan, the Company estimates that annual salary and depreciation expense will be reduced by approximately $170 million and $70 million, respectively. The Company anticipates that the implementation of the restructuring plan will be substantially complete by the end of December 1998. Certain lease termination and holding costs related to vacated facilities continue to be incurred and charged against the restructuring reserve until the leases expire or the facilities are subleased.


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


     Net other income in 1998 decreased by $51 million, compared with 1997, primarily due to charges for mark-to-market adjustments in 1998 of $76 million on certain of the Company's foreign currency forward exchange contracts for the Thai baht and the Malaysian ringgit offset by $10 million of other foreign currency transaction gains. Additionally there was an increase in interest expense of $16 million due to higher average levels of long-term debt outstanding. These decreases in net other income were partially offset by a decrease of $10 million in the charge for minority interest as a result of lower income in the Company's majority-owned subsidiary in Shenzhen, China, an $8 million gain on sales of the Company's investment in Overland Data, Inc. and a $6 million increase in interest income.



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



     The Company provided income taxes at the U.S. statutory rate of 35% in 1998 on substantially all of its earnings from foreign subsidiaries compared with approximately 66% of such earnings in 1997. A substantial portion of the Company's Far East manufacturing operations at plant locations in Singapore, Thailand, China and Malaysia operate free of tax under various tax holidays. The tax holiday in Singapore expires in June 2005. The tax holidays in Chockchai, Wellgrow and Korat, Thailand expire in June 2001, February 2004 and September 2004, respectively. The tax holidays in Shenzen and Wuxi, China expire in December 1998 and December 2000, respectively. The tax holidays in Penang and Perai, Malaysia expire in June 1999 and December 1999, respectively. The tax holidays had no impact on the net loss in 1998. The net impact of these tax holidays was to increase net income by approximately $71 million ($0.28 per share, diluted) in 1997.

     The Company received a statutory notice of deficiency dated June 27, 1997 from the Internal Revenue Service relative to taxable years 1991 through 1993 assessing potential deficiencies approximating $39 million plus interest and approximately $6 million of penalties. The proposed adjustments to taxable income relate primarily to re-allocations of income and expenses between the Company and its Far East subsidiaries, the timing for deduction of accrued domestic expenses and reserves and the allowable amount of domestic tax credits. No assets have been levied as a result of the statutory notice of deficiency. The Company petitioned the United States Tax Court on September 24, 1997 for a re-determination of the deficiencies. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.

     The Company received a statutory notice of deficiency dated June 12, 1998 from the Internal Revenue Service relative to Conner's taxable years 1991 and 1992 assessing potential deficiencies approximating $11 million plus interest. The proposed adjustments to taxable income relate primarily to re-allocations of income and expenses between the Company and its Far East subsidiaries and the timing for deduction of accrued domestic expenses and reserves. No assessments have been levied as a result of the statutory notice of deficiency. The Company believes it has meritorious defenses to the Internal Revenue Service adjustments but has not yet determined the forum in which it will contest the proposed deficiencies. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.

     1997 VS 1996 Revenue in 1997 was 4% higher than that reported in 1996. The increase in revenue over the prior year was primarily due to a higher level of unit shipments and a shift in mix to the Company's higher priced products partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. Volume issues accounted for $1.6 billion of the revenue increase while price erosion accounted for the $1.3 billion offset. Revenue decreased to $1.977 billion in the fourth quarter of 1997 from $2.502 billion in the third quarter of 1997 as a result of weakness in customer demand, primarily for the Company's higher performance products. The decreased sales adversely impacted the Company's gross margins and results of operations for the fourth quarter of 1997. The rigid disc drive industry in which the Company operates is characterized by declining unit sales prices over the life of a product.

     The increase in gross margin as a percentage of revenue over the prior year was primarily due to improvements in gross margins for the Company's desktop disc drive products, as well as a shift in mix to the Company's newer, higher capacity and higher performance disc drives, particularly those with capacities greater than 4 gigabytes, and a reduction in manufacturing costs. These factors were partially offset by a continuing decline in the average unit sales prices of the Company's products as a result of competitive market conditions. Product development expenses increased by $39 million (9%) compared with 1996, primarily due to increases of $17 million in salaries and related costs, $11 million in materials, $8 million in depreciation and $6 million in product development expenses related to the Company's software products and services.

     Marketing and administrative expenses increased by $7 million (1%) compared with 1996, primarily due to an increase of $62 million in marketing and administrative expenses related to the Company's software products and services. These increases in expenses were substantially offset by cost savings in non-software activities resulting from the combination of the operations of the Company and Conner pursuant to the February 1996 merger of the two companies. These cost savings consisted primarily of decreases of $13 million in salaries and related costs, $12 million in outside services, $6 million in advertising and promotion expenses, $6 million in legal expenses, $6 million in allocated occupancy costs, $4 million in commissions and $4 million in telephone expenses.


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


     During fiscal year 1996, the Company recorded restructuring charges totaling $242 million as a result of the merger with Conner Peripherals, Inc. ("Conner") which included employee related costs for severance of $37 million as a result of the reduction of approximately 1,370 personnel whose duties were made redundant, $21 million associated with change of control agreements for Conner executives and $3 million associated with accelerated vesting of stock for Conner executives; excess facilities costs including closure of duplicate and excess facilities primarily in California, Singapore, Malaysia, Scotland and Italy comprised of lease termination and holding costs of $29 million and write-off or write-down of owned and leased facilities of $16 million; write-off or write-down of manufacturing, assembly and test equipment and tooling of $41 million; intangibles primarily associated with the Company's tape drive products of $14 million; other assets comprised of inventory associated with discontinued products of $39 million, grant repayments related to closure of a distribution center in Scotland of $2 million, and other assets of $1 million; professional fees of financial advisors of $16 million and of attorneys and accountants of $9 million; contract cancellation costs and related legal fees in connection with existing purchase commitments of $12 million; and other costs of $2 million.

     Asset write-offs and write-downs for certain duplicated and excess assets totaled $99 million for tangible assets and $14 million for intangible assets. Asset impairment was identified when decisions were made as a result of the merger to close certain facilities and discontinue certain products to eliminate duplicate product offerings in the newly merged company. These permanently impaired assets included manufacturing, assembly and test equipment and tooling unique to production of discontinued products, excess equipment as a result of consolidating facilities and leasehold improvements of leased facilities to be vacated. Discounted future cash flows were used to estimate fair value and all tangible assets have been disposed of or sold.

     As a result of employee terminations and write-offs and write-downs of equipment and facilities in connection with implementing the fiscal year 1996 restructuring plan, the Company estimates that salary expense was reduced by approximately $240 million per year and depreciation expense was reduced by approximately $20 million per year. These savings were partially offset by reduced revenue, resulting in a net savings of approximately $170 million per year. Implementation of the restructuring plan was substantially complete as of June 27, 1997. Certain lease termination and holding costs for vacant facilities continue to be incurred and charged against the restructuring reserve until the leases expire or the facilities are subleased.

     In 1997, the Company reversed $10 million of its restructuring reserves as a result of the completion of certain aspects of the restructuring plan at less than the originally estimated cost. This reversal included employee termination benefits of $5 million as a result of terminating fewer employees than originally anticipated, excess facilities costs of $4 million as a result of continuing to utilize certain facilities, and the settlement of certain outstanding lease obligations at less than the originally estimated cost of $1 million. Reclassifications between cost categories were made as a result of terminating fewer employees than originally planned and write-off of additional equipment that became excess or obsolete as a result of the merger with Conner. Partially offsetting the $10 million reversal was a $3 million charge for restructuring costs recorded by Seagate Software.


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


     Net other income decreased by $11 million compared with 1996, primarily due to an increase of $14 million in the charge for minority interest as a result of higher income in the Company's majority-owned subsidiary in Shenzhen, China, an increase of $8 million in amortization of premiums on foreign currency option contracts and an increase of $6 million in mark-to-market losses on foreign currency forward exchange contracts. These decreases in net other income were partially offset by a reduction of $21 million in interest expense as a result of the redemption or conversion of the Company's 5%, 6.5% and 6.75% convertible subordinated debentures.


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

DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk---The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio and long-term debt obligations. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with high credit quality issuers and, by policy, limits the amount of credit exposure to any one issuer. As stated in its policy, the Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk.

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


                                                                                                      Fair Value
Dollars in millions                1999     2000     2001     2002    2003   Thereafter    Total     July 3, 1998
                                 --------------------------------------------------------------------------------
Assets
Cash equivalents
 Fixed rate                      $  574    $   -    $   -    $   -   $   -        $   -    $  574          $  572
  Average interest rate            5.37%       -        -        -       -            -      5.37%

Short-term investments
 Fixed rate                         285      304      369        -       -            -       958             961
  Average interest rate            5.81%    6.25%    6.05%       -       -            -      6.04%

 Variable rate                      200        -        -        -       -            -       200             200
  Average interest rate            5.62%       -        -        -       -            -      5.62%

Total investment securities       1,059      304      369        -       -            -     1,732*          1,732
  Average interest rate            5.54%    6.25%    6.05%       -       -            -      5.77%

Long-Term Debt
 Fixed rate                           -        -        -        -       -          700       700             693
  Average interest rate               -        -        -        -       -         7.33%     7.33%


*Includes $2 million of accreted interest to be received at maturity.



Foreign Currency Risk---The Company transacts business in various foreign countries. Its primary foreign currency cash flows are in emerging market countries in Asia and in certain European countries. During 1998 and 1997, the Company employed a foreign currency hedging program utilizing foreign currency forward exchange contracts and purchased currency options to hedge local currency cash flows from payroll, inventory, other operating expenditures and fixed asset purchases in Singapore, Thailand, Malaysia, and Ireland. Under this program, increases or decreases in the Company's local currency operating expenses and other cash outflows, as measured in U.S. dollars, are partially offset by realized gains and losses on the hedging instruments. The goal of this hedging program is to economically guarantee or lock in the exchange rates on the Company's foreign currency cash outflows rather than to eliminate the possibility of short-term earnings volatility. Based on uncertainty in the Southeast Asian foreign currency markets, the Company has temporarily suspended purchasing foreign currency forward exchange and option contracts for the Thai baht, Malaysian ringgit and Singapore dollar. The Company does not use foreign currency forward exchange contracts or purchased currency options for trading purposes.

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


     The table below provides information as of June 27, 1997 and July 3, 1998 about the Company's derivative financial instruments, comprised of foreign currency forward exchange contracts and purchased currency options. The information is provided in U.S. dollar equivalent amounts, as presented in the Company's financial statements. For foreign currency forward exchange contracts, the table presents the notional amounts (at the contract exchange rates) and the weighted average contractual foreign currency exchange rates. As of July 3, 1998, the Company had effectively closed out all of its foreign currency forward exchange contracts by purchasing offsetting contracts. The amounts listed below represent forward exchange contracts and offsets for which Seagate did not have a legal right of offset. Seagate would not have incurred any incremental accounting loss as of July 3, 1998 if any party had failed to perform. This was because the estimated fair value of the offsetting forward sales contracts was effectively zero.



                                                              Notional       Average        Estimated
In millions, except average contract rate                      Amount     Contract Rate    Fair Value*
                                                            ------------------------------------------
As of June 27, 1997
Purchased foreign currency forward exchange contracts:
  Malaysian ringgit                                           $  264             2.53          $ (1)
  Singapore dollar                                               284             1.39            (5)
  Thai baht                                                      458            26.57            (5)
                                                              ------                           ----
                                                              $1,006                           $(11)
Purchased currency options:
  Malaysian ringgit                                           $   82             2.53          $  1
  Singapore dollar                                               244             1.39             1
                                                              ------                           ----
                                                              $  326                           $  2

As of July 3, 1998
Foreign currency forward exchange contracts:
  Malaysian ringgit:
     Forward purchase contracts                               $   40             3.10          $(11)
     Forward sales contracts                                     (29)            4.24             -
                                                              ------                           ----
                                                              $   11                           $(11)

  Singapore dollar:
     Forward purchase contracts                               $   52             1.51          $ (7)
     Forward sales contract                                      (45)            1.73             -
                                                              ------                           ----
                                                              $    7                           $ (7)

  Irish punt:
     Forward purchase contracts                               $    9             1.43          $  0
     Forward sales contracts                                       9             1.46             0
                                                              ------                           ----
                                                              $    -                           $  -



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

Factors Affecting Future Operating Results
  The data storage industry in which the Company competes is subject to a number of risks, each of which has affected the Company's operating results in the past and could impact the Company's future operating results. The demand for disc drive and tape drive products depends principally on demand for computer systems and storage upgrades to computer systems, which has historically been volatile. Changes in demand for computer systems often have an exaggerated effect on the demand for disc drive and tape drive products in any given period, and unexpected slowdowns in demand for computer systems generally cause sharp declines in demand for such products. In addition, the Company's future success will require, in part, that the market for computer systems, storage upgrades to computer systems and multimedia applications, such as digital video and video-on-demand, and hence the market for disc drives, remains strong. Delays in the development, introduction and ramping of production of new products has in the past and may in the future significantly adversely impact operating results.
The data storage industry has been characterized by periodic situations in which the supply of drives exceeds demand, resulting in higher than anticipated inventory levels and intense price competition. Even during periods of consistent demand, this industry is characterized by intense competition and ongoing price erosion over the life of a given drive product. The Company expects that competitors will offer new and existing products at prices necessary to gain or retain market share and customers. The Company expects that price erosion in the data storage industry will continue for the foreseeable future. This competition and continuing price erosion could adversely affect the Company's results of operations in any given quarter and such adverse effect often cannot be anticipated until late in any given quarter. In addition, the demand of drive customers for new generations of products has led to short product life cycles that require the Company to constantly develop and introduce new drive products on a cost-effective and timely basis. Many of these new drive products require increased storage capacity and more advanced technology. The increased difficulty and complexity associated with production of higher capacity disc drives increases the likelihood of reliability, quality or operability problems that could result in reduced bookings, increased manufacturing rework and scrap costs, increased service and warranty costs and a decline in the Company's competitive position. There is also significant demand in the personal computer market for computer systems costing less than $1000. The Company is positioning itself to participate in this market, however, there can be no assurance that the Company will be able to produce disc drives for this market at a cost low enough to yield gross margins comparable to those of its current overall product mix. In addition, the Company's operating results have been and may in the future be subject to significant quarterly fluctuations as a result of a number of other factors, including the timing of orders from and shipment of products to major customers, product mix, pricing, delays or interruptions in the production of products, competing technologies, variations in product cost, component availability due to single or limited sources of supply, high fixed costs resulting from the Company's vertical integration strategy, the Company's ability to attract and retain key technical employees, foreign currency exchange fluctuations (see "Disclosures about

Market Risk -Foreign Currency Risk"), increased competition and general economic and industry fluctuations. For example, revenue decreased to $6.819 billion in fiscal 1998 from $8.940 billion in fiscal 1997 as a result of increased competition resulting in significant price decreases and continuing weakness in demand for the Company's disc drive products. The Company's future operating results may also be adversely affected by an adverse judgment or settlement in the legal proceedings in which the Company is currently involved. See Litigation note to the consolidated financial statements.

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


     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company considers a product to be in "Year 2000 compliance" if the product's performance and functionality are unaffected by processing of dates prior to, during and after the year 2000, but only if all products (for example hardware, software and firmware) used with the product properly exchange accurate date data with it. The Company has a program to assess the capability of its products to determine whether or not they are in Year 2000 compliance. Although the Company believes its disc and tape drive products and certain of its software products are in Year 2000 compliance, the Company has determined that certain of its software products produced by Seagate Software, which are not material to Seagate Technology, are not and will not be Year 2000 compliant, and is taking measures to inform its customers of that fact. To assist customers in evaluating their Year 2000 issues, Seagate Software has developed a list which indicates those products that are Year 2000 compliant as stand-alone products. The list is located on Seagate Software's World Wide Web page and is periodically updated when assessment of the Year 2000 compliance of additional products is completed. The incremental costs incurred to date related to these programs are immaterial.

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


  Even if the Company's products are Year 2000 compliant, the Company may be named as a defendant in litigation against the vendors of all of the component products of systems if some component of the systems are unable to properly manage data related to the Year 2000.. The Company's agreements with customers typically contain provisions designed to limit the Company's liability for such claims. It is possible, however, that these measures will not provide protection from liability claims, as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Any such claims, with or without merit, could result in a material adverse affect on the Company's business, financial condition and results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits.

     The Company has initiated a comprehensive program to address Year 2000 readiness in its internal systems and with its customers and suppliers. The Company's program has been designed to address its most critical internal systems first and to gather information regarding the Year 2000 compliance of products supplied to it and into which the Company's products are integrated. Seagate Technology conducted a Year 2000 inventory of information technology systems in the first quarter of 1997. Risk assessment was substantially complete by the end of the second quarter of 1997, and remediation activities continue to be on schedule. Approximately 1400 items were identified, and as of January 1999, 118 items remain unresolved, with most scheduled for completion by July 1999. An initial inventory of non-information technology systems was completed in the third quarter of 1997. A second inventory in the second and third quarters of 1998 included all manufacturing operations with special emphasis on embedded technology and facilities. Approximately 7000 items were identified (non-information technology and embedded combined) of which approximately two-thirds are Year 2000 compliant. As of January 1999, risk assessment is 95% complete and we believe that we will resolve all non-compliant items by July 1999.

     The Company is using the following phased approach to Year 2000 readiness:
Inventory, Assessment, Disposition, Test and Audit. Anticipated dates of completion of each phase are as follows:

     1.   Inventory        Complete
     2.   Assessment       March 1, 1999
     3.   Disposition      July 1, 1999
     4.   Test             July 1, 1999
     5.   Audit            August 1, 1999

     These activities are intended to encompass all major categories of systems in use by the Company, including manufacturing, engineering, sales, finance and human resources. The costs incurred to date related to these programs have not been material. The Company currently expects that the total cost of its Year 2000 readiness programs, excluding redeployed resources, will not exceed $10 million over the next fiscal year. The total cost estimate does not include potential costs related to any customer or other claims or the costs of internal software or hardware replaced in the normal course of business. The total cost and time to completion estimates are based on the current assessment of the Company's Year 2000 readiness needs and are subject to change as the projects proceed.

     The Company is installing and testing new computer software for its financial, accounting, inventory control, order processing and other management information systems. In the course of these upgrades, the Company is identifying Year 2000 dependencies in such systems and is implementing changes to such systems to make them Year 2000 compliant. The successful implementation of these new systems is crucial to the efficient operation of the Company's business. There can be no assurance that the Company will implement its new systems in an efficient and timely manner or that the new systems will be adequate to support the Company's operations. Problems with installation or initial operation of the new systems could cause substantial management difficulties in operations planning, financial reporting and management and thus could have a material adverse effect on the Company's business, financial condition and results of operations. The cost of bringing the Company's systems into Year 2000 compliance is not expected to have a material effect on the Company's financial condition or results of operations.

         The Company's material third party relationships include relationships with suppliers, customers and financial institutions. The Company has identified 600 suppliers which are critical to our operations and we have surveyed each to provide details of their Year 2000 efforts including internal systems, operations and supply chain as well as a schedule for their projects. As of January 1999, 97% of such suppliers have responded affirmatively and been approved. Efforts continue to validate the remaining suppliers, but plans will be developed for any that fail validation, including identifying alternate sources or purchasing additional inventory from sole source suppliers.


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


     The Company's largest customers were also surveyed regarding their Year 2000 efforts. The Company does not currently anticipate any material impact due to a Year 2000 related failure of a major customer. All of the Company's financial institutions have been surveyed. All of the Company's primary banking activities can be accommodated by the Company's two major multi-national banking partners with the exception of payroll in certain Asian countries which must be handled in local currency. The Company is following Year 2000 progress in these areas closely and will develop specific contingency plans for meeting payroll if the Company cannot obtain assurance that these local banks are fully prepared.

     Because the Company's core and mission-critical systems are either complete or in the final stages of completion, the Company does not consider failure of these systems to be within a reasonable Year 2000 worst case scenario. The Company believes it is primarily at risk due to failures within external infrastructures such as utilities and transportation systems. The Company is currently examining these risk areas to develop responses and action plans. These include a potential business shutdown at all locations on December 30, 1999, and where feasible, power down on December 31, 1999 with controlled startup prior to business resumption on January 3, 2000.


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

                          CONSOLIDATED BALANCE SHEETS
                               SEAGATE TECHNOLOGY

                                                                      July 3,    June 27,
In millions, except share data                                         1998        1997
Assets                                                                -------------------
Cash and cash equivalents                                              $  666      $1,047
Short-term investments                                                  1,161       1,236
Accounts receivable, net                                                  799       1,041
Inventories                                                               508         808
Deferred income taxes                                                     243         254
Other current assets                                                      238         166
                                                                       ------      ------
 Total Current Assets                                                   3,615       4,552
                                                                       ------      ------
Property, equipment and leasehold improvements, net                     1,669       1,787
Goodwill and other intangibles, net                                       169         199
Other assets                                                              192         185
                                                                       ------      ------
 Total Assets                                                          $5,645      $6,723
                                                                       ======      ======

Liabilities
Accounts payable                                                       $  577      $  863
Accrued employee compensation                                             175         200
Accrued expenses                                                          405         505
Accrued warranty                                                          197         198
Accrued income taxes                                                       20          69
Current portion of long-term debt                                           1           1
                                                                       ------      ------
 Total Current Liabilities                                              1,375       1,836
                                                                       ------      ------
Deferred income taxes                                                     435         479
Accrued warranty                                                          161         191
Other liabilities                                                          33          39
Long-term debt, less current portion                                      704         702
                                                                       ------      ------
 Total Liabilities                                                      2,708       3,247
                                                                       ------      ------

Commitments and Contingencies

Stockholders' Equity
Preferred stock, $.01 par value -- 1,000,000 shares authorized;
 none issued or outstanding                                                 -           -
Common stock, $.01 par value  -- 600,000,000 shares authorized;
 shares issued  -- 251,890,019 in 1998 and 1997                             3           3
Additional paid-in capital                                              1,929       1,903
Retained earnings                                                       1,299       1,947
Deferred compensation                                                     (55)        (57)
Treasury common stock at cost; 7,132,867
 shares in 1998 and 7,341,645 shares in 1997                             (238)       (319)
Foreign currency translation adjustment                                    (1)         (1)
                                                                       ------      ------
 Total Stockholders' Equity                                             2,937       3,476
                                                                       ------      ------
 Total Liabilities and Stockholders' Equity                            $5,645      $6,723
                                                                       ======      ======


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                               SEAGATE TECHNOLOGY


For the years ended                                   July 3,    June 27,    June 28,
In millions, except per share data                      1998       1997        1996
                                                      -------------------------------
Revenue                                                $6,819      $8,940      $8,588

Cost of sales                                           5,830       6,918       7,007
Product development                                       585         459         420
Marketing and administrative                              502         493         486
Amortization of goodwill and other intangibles             40          50          47
In-process research and development                       223           3          99
Restructuring                                             347          (7)        242
Unusual items                                             (22)        166           -
                                                       ------      ------      ------
 Total Operating Expenses                               7,505       8,082       8,301
                                                       ------      ------      ------
 Income (Loss) from Operations                           (686)        858         287
Interest income                                            98          92          94
Interest expense                                          (51)        (35)        (56)
Other, net                                                (65)        (24)          6
                                                       ------      ------      ------
 Other Income (Expense), net                              (18)         33          44
Income (loss) before income taxes                        (704)        891         331
Benefit (provision) for income taxes                      174        (233)       (118)
                                                       ------      ------      ------
 Net Income (Loss)                                     $ (530)     $  658      $  213
                                                       ======      ======      ======

Net income (loss) per share:
 Basic                                                 $(2.17)     $ 2.82      $ 1.07
 Diluted                                                (2.17)       2.62         .97
Number of shares used in per share computations:
 Basic                                                  243.6       233.6       199.7
 Diluted                                                243.6       257.9       236.1

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                               SEAGATE TECHNOLOGY

For the years ended                                         July 3,    June 27,    June 28,
In millions, except per share data                            1998       1997        1996
                                                            -------------------------------
Operating Activities
Net income (loss)                                           $  (530)    $   658     $   213
Adjustments to reconcile net income (loss)
 to net cash provided by operating activities:
  Depreciation and amortization                                 664         607         417
  Deferred income tax                                           (33)         96         (85)
  In-process research and development                           223           3          99
  Non-cash portion of restructuring charge                      203           -           -
  Amstrad litigation charge                                       -         153           -
  Other, net                                                     41          79          92
  Changes in operating assets and liabilities:
    Accounts receivable                                         242          30         (58)
    Inventories                                                 213         (84)       (259)
    Accounts payable                                           (278)        169         (16)
    Accrued expenses, employee compensation
     and warranty                                              (262)        (63)         85
    Accrued income taxes                                        (37)         72         (16)
    Other assets and liabilities                                 54         160         158
                                                            -------     -------     -------
 Net cash provided by operating activities                      500       1,880         630

Investing Activities
Acquisition of property, equipment and
 leasehold improvements, net                                   (709)       (941)       (965)
Purchases of short-term investments                          (4,810)     (4,473)     (3,025)
Maturities and sales of short-term investments                4,889       3,907       3,131
Acquisitions of businesses, net of cash acquired               (204)          -        (111)
Equity investments                                              (27)        (44)        (11)
Other, net                                                       13          19          38
                                                            -------     -------     -------
 Net cash used in investing activities                         (848)     (1,532)       (943)

Financing Activities
Issuance of long-term debt                                        -         699           -
Repayment of long-term debt                                      (1)         (8)        (16)
Sale of common stock                                             67          84          97
Purchase of treasury stock                                     (105)       (582)       (124)
                                                            -------     -------     -------
 Net cash provided by (used in) financing activities            (39)        193         (43)
Effect of exchange rate changes on
  Cash and cash equivalents                                       6           2           1
                                                            -------     -------     -------
  Increase (decrease) in cash and cash equivalents             (381)        543        (355)
  Elimination of Conner's net cash activity for the
   duplicated six months ended December 31, 1995                  -           -         (32)
Cash and cash equivalents at the beginning of the year        1,047         504         891
                                                            -------     -------     -------
Cash and cash equivalents at the end of the year            $   666     $ 1,047     $   504
                                                            =======     =======     =======


See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               SEAGATE TECHNOLOGY

For the years ended                                                                                        Foreign
July 3, 1998, June 27,                                   Additional                           Treasury     Currency
1997, and June 28, 1996           Common Stock            Paid-In   Retained     Deferred      Common     Translation
                                    Shares    Amount      Capital   Earnings   Compensation     Stock      Adjustment      Total
In millions
----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995              194        $2       $  686      $1,274        $ (3)      $ (22)        $  (1)        $1,936

Purchase of treasury
stock at cost                                                                                    (124)                       (124)

Sale of stock                           7                     77         (20)                      40                          97

Acquisition of Arcada
minority interest                       2                     85                                                                85

Issuance of restricted
stock, net of cancellations             2                     59                     (59)                                        -

Amortization of
deferred compensation                                                                  4                                         4

Income tax benefit from
stock options exercised                                       47                                                                47

Conversion of debentures
to common stock                         9                    200         (39)                     106                          267

Unrealized loss on
marketable securities                                                     (1)                                                   (1)

Net income                                                               213                                                   213

Elimination of Conner activity
for the duplicated six months
ended December 31, 1995                (1)                   (21)        (37)                                                  (58)
------------------------------------------------------------------------------------------------------------------------------------


Balance at June 28, 1996              213         2        1,133       1,390         (58)          -            (1)         2,466

Purchase of treasury
stock at cost                                                                                    (582)                       (582)

Sale of stock                           4                     42         (71)                     113                          84

Issuance of restricted
stock, net of cancellations                                    7          (7)         (7)           7                           -

Amortization of
deferred compensation                                                                  8                                        8

Income tax benefit from
stock options exercised                                       52                                                               52
Conversion of debentures
to common stock                        35         1          669         (24)        143                                      789

Unrealized gain  on
marketable securities                                                      1                                                    1

Net income                                                               658                                                  658
----------------------------------------------------------------------------------------------------------------------------------

Balance at June 27, 1997              252         3        1,903       1,947         (57)       (319)           (1)         3,476

Purchase of treasury
stock at cost                                                                                   (105)                        (105)

Sale of stock                                                            (99)                    166                           67

Issuance of restricted
stock, net of cancellations                                    6          (20)         (6)           20                        -

Amortization of
deferred compensation                                                       8                                                  8

Income tax benefit from
stock options exercised                                       12                                                              12

Unrealized gain  on
marketable securities                                                       1                                                  1

Other stock-based compensation                                 8                                                               8

Net loss                                                                 (530)                                              (530)
------------------------------------------------------------------------------------------------------------------------------------


Balance at July 3, 1998              252     $ 3         $ 1,929     $ 1,299       $ (55)     $ (238)     $ (1)           $ 2,937
====================================================================================================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies
Nature of Operations---Seagate Technology, Inc. (the "Company" or "Seagate") operates in a single industry segment by designing, manufacturing and marketing products for storage, retrieval and management of data on computer and data communications systems. These products include disc drives and disc drive components, tape drives and software. The Company sells its products to original equipment manufacturers for inclusion in their computer systems or subsystems, and to distributors, resellers, dealers and retailers.

Accounting Estimates---The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.
     The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if the actual rate of unit failure or the cost to repair a unit is greater than what the Company has used in estimating the warranty expense accrual.
     The actual results with regard to restructuring charges could have a material unfavorable impact on the Company if the actual expenditures to implement the restructuring plan are greater than what the Company estimated when establishing the restructuring accrual.
     Given the volatility of the markets in which the Company participates, the Company makes adjustments to the value of inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand, and such differences may have a material effect on the financial statements.

Basis of Consolidation---The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries after eliminations. Total outstanding minority interests are not material for any period presented.
     The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1998 ended on July 3, 1998, fiscal 1997 ended on June 27, 1997 and fiscal 1996 ended on June 28, 1996. Fiscal year 1998 comprised 53 weeks and fiscal years 1997 and 1996 each comprised 52 weeks. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.
     Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

Foreign Currency Translation---The U.S. dollar is the functional currency for most of the Company's foreign operations. Gains and losses on the translation into U.S. dollars of amounts denominated in foreign currencies are included in net income for those operations whose functional currency is the U.S. dollar and as a separate component of stockholders' equity for those operations whose functional currency is the local currency.


Derivative Financial Instruments---Seagate transacts business in various foreign countries. Its primary currency cash flows are in emerging market countries in Asia and in certain European countries. During 1998 and 1997, Seagate employed a foreign currency hedging program utilizing foreign currency forward exchange contracts and purchased currency options to hedge local currency cash flows for payroll, inventory, other operating expenditures and fixed asset purchases in Singapore, Thailand, and Malaysia. These local currency cash flows were designated as either firm commitments or as anticipated transactions depending upon the contractual or legal nature of local currency commitments in Singapore, Thailand, and Malaysia. Anticipated transactions were hedged with purchased currency options and with foreign currency forward exchange contracts; firm commitments were hedged with foreign currency forward exchange contracts.


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

Revenue Recognition and Product Warranty---Revenue from sales of products is generally recognized upon shipment to customers. The Company warrants its products against defects in design, materials and workmanship generally for three to five years depending upon the capacity category of the disc drive, with the higher capacity products being warranted for the longer periods. A provision for estimated future costs relating to warranty expense is recorded when products are shipped.


     The Company's software revenues are primarily derived from the sale of product licenses, software maintenance, technical support, training and consulting. During the first quarter of fiscal 1999, the Company began recognizing license revenues in accordance with the American Institute of Certified Public Accountant's Statement of Position 97-2, "Software Revenue Recognition." Revenues from software license agreements are primarily recognized at the time of product delivery, provided that fees are fixed or determinable, evidence of an arrangement exists, collectibility is probable and the Company has vendor-specific objective evidence of fair value. Revenues from resellers, including VARs, OEMs and distributors, are primarily recognized at the time of product delivery to the reseller. The Company's policy is to defer such revenues if resale contingencies exist. Some of the factors that are considered to determine the existence of such contingencies include payment terms, collectibility and past history with the customer. Product returns are reserved for in accordance with SFAS 48. Such returns are estimated based on historical return rates. The Company considers other factors such as fixed and determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to ensure compliance with SFAS 48. Additionally, reserves are provided for product return authorizations received by the Company prior to fiscal cutoff dates. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the maintenance term, which is typically 12 months. Service revenues from training and consulting are recognized when such services are performed.


Inventory---Inventories are valued at the lower of standard cost (which approximates actual cost using the first-in, first-out method) or market.

Property, Equipment, and Leasehold Improvements---Land, equipment, buildings and leasehold improvements are stated at cost. Equipment and buildings are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the remaining term of the lease.

Advertising Expense---The cost of advertising is expensed as incurred. Advertising costs were $68 million, $41 million and $34 million in 1998, 1997 and 1996, respectively.

Stock-Based Compensation---The Company accounts for employee stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APBO 25") and related interpretations. Pro forma net income and net income per share are disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and are included in the Stock-Based Benefit Plans - Pro Forma Information note to the consolidated financial statements.

Impact of Recently Issued Accounting Standards---In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for its fiscal 1999. Adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.
     Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 replaces Statement of Financial Accounting Standards No. 14 and changes the way public companies report segment information. SFAS 131 is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for its fiscal 1999 which commenced July 4, 1998. Adoption of this pronouncement is not expected to have a material impact on the Company's financial statements.
     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and will be adopted by the Company for its fiscal year 2000. The Company is in the process of assessing the impact of this pronouncement on its financial statements.


Net Income Per Share---In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS 128 requirements. The adoption of SFAS 128 did not have a material impact on the Company's earnings per share.
     For the periods in which the Company had net income, basic net income per share was based on the weighted average number of shares of common stock outstanding during the period. For the same periods diluted net income per share further included the effect of stock options outstanding during the period and assumed the conversion of the Company's convertible subordinated debentures for the period of time such debentures were outstanding. For the period in which the Company had a net loss, the net loss per share was computed using only the weighted average number of shares of common stock outstanding during the period.

Cash, Cash Equivalents and Short-Term Investments---The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. The Company's short-term investments primarily comprise readily marketable debt securities with remaining maturities of more than 90 days at the time of purchase. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are classified as cash equivalents or short-term investments and are stated at fair value with unrealized gains and losses included in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

Concentration of Credit Risk---The Company's customer base for disc drive products is concentrated with a small number of systems manufacturers and distributors. Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for noncollection of accounts receivable is based upon the expected collectibility of all accounts receivable. The Company places its cash equivalents and short-term investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer.

Financial Instruments


     The following is a summary of the fair value of available-for-sale securities at July 3, 1998 and June 27, 1997:

In millions                                 July 3, 1998   June 27, 1997
       ----------------------------
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

          The fair value of the Company's investment in debt securities, by contractual maturity, is as follows:

                         .

In millions                  July 3, 1998   June 27, 1997
                             -----------------------------
Due in less than 1 year            $  771          $1,529
Due in 1 to 3 years                   723             211
                                   ------   -------------

                                   $1,494          $1,740
                                   ======   =============

Fair Value Disclosures--- The carrying value of cash and cash equivalents approximates fair value. The fair values of short-term investments, notes, debentures (see Long-Term Debt and Lines of Credit footnote) and foreign currency forward exchange and option contracts are estimated based on quoted market prices.
     The carrying values and fair values of the Company's financial instruments are as follows:


In millions                                                         July 3, 1998                  June 27, 1997
                                                            --------------------------------------------------------
                                                              Carrying      Estimated       Carrying       Estimated
                                                               amount       fair value       amount        fair value
                                                            ---------------------------------------------------------

Cash and cash equivalents                                         $  666        $  666           $1,047        $1,047
Short-term investments                                             1,161         1,161            1,236         1,236
7.125% senior notes, due 2004                                       (200)         (199)            (200)         (200)
7.37% senior notes, due 2007                                        (200)         (198)            (200)         (201)
7.45% senior debentures, due 2037                                   (200)         (198)            (200)         (202)
7.875% senior debentures, due 2017                                  (100)          (98)            (100)         (100)
Italian Lira debentures, 14.65% to 15.25%                             (1)           (1)              (1)           (1)
Foreign currency forward exchange and option contracts               (18)          (18)              (2)          (10)
Foreign currency forward sale contracts                                0             0              N/A           N/A

Derivative Financial Instruments---The Company may enter into foreign currency forward exchange and option contracts to manage exposure related to certain foreign currency commitments, certain foreign currency denominated balance sheet positions and anticipated foreign currency denominated expenditures. The Company does not enter into derivative financial instruments for trading purposes. Based on uncertainty in the Southeast Asian foreign currency markets, beginning in the second quarter of 1998 the Company has temporarily suspended its hedging program. At July 3, 1998, the Company had effectively closed out all of its foreign currency forward exchange contracts by purchasing offsetting contracts and the remaining foreign currency market risk from derivative financial instruments is not material.

Accounts Receivable

  Accounts receivable are summarized below:

In millions                               1998     1997
                                         ----------------

Accounts receivable                      $ 853    $1,101
Less allowance for noncollection           (54)      (60)
                                         -----    ------

                                         $ 799    $1,041
                                         =====    ======

Inventories

  Inventories are summarized below:

In millions                               1998      1997
                                         ---------------

Components                               $ 172    $  359
Work-in-process                             87       134
Finished goods                             249       315
                                         -----    ------

                                         $ 508    $  808
                                         =====    ======

Property, Equipment and Leasehold Improvements

  Property, equipment and leasehold improvements consisted of the following:


In millions                                          Estimated Useful Life       1998       1997
                                                    ----------------------------------------------

Land                                                                           $    33    $    15
Equipment                                                    1-1/2 - 4 years     2,187      1,919
Building and leasehold improvements                 Life of lease - 30 years       854        763
Construction in progress                                                           168        362
                                                                               -------    -------
                                                                                 3,242      3,059
Less accumulated depreciation and amortization                                  (1,573)    (1,272)
                                                                               -------    -------

                                                                               $ 1,669    $ 1,787
                                                                               =======    =======

          Equipment and leasehold improvements include assets under capitalized leases. Amortization of leasehold improvements is included in depreciation expense. Depreciation expense was $549 million, $451 million and $330 million in 1998, 1997 and 1996, respectively.

Goodwill and Other Intangibles

  Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and specifically identified intangible net assets acquired. In accordance with SFAS 121, the carrying value of these intangibles and related goodwill is reviewed if the facts and circumstances suggest that they may be permanently impaired. If this review indicates these assets' carrying value will not be recoverable, as determined based on the undiscounted net cash flows of the entity acquired over the remaining amortization period, the Company's carrying value is reduced to its estimated fair value, first by reducing goodwill, and second by reducing long-term assets and other intangibles (generally based on an estimate of discounted future net cash flows). Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from two to fifteen years. Accumulated amortization was $201 million and $161 million as of July 3, 1998 and June 27, 1997, respectively.

Other intangible assets consist of trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete related to acquisitions accounted for by the purchase method. Amortization of purchased intangibles, other than acquired developed technology, is provided on the straight-line basis over the respective useful lives of the assets ranging from 36 to 60 months for trademarks, 24 to 48 months for assembled workforces and distribution networks, 12 to 36 months for customer bases and 18 to 24 months for covenants not to compete. In-process research and development without alternative future use is expensed when acquired.

  Developed Technology. The Company applies Statement of Financial Accounting Standards No. 86 ("SFAS 86", "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," to software technologies developed internally, acquired in business acquisitions, and purchased.

  Internal development costs are included in research and development and are expensed as incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasibility is established, which based on the Company's development process generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of software has been short, capitalization of internal development costs has not been material to date. Capitalized costs are amortized based on the greater of the straight-line basis over the estimated product life (generally 30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues.

  Purchased developed technology is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of purchased developed technology and associated goodwill is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the carrying value exceeds the undiscounted cash flows the difference is written off.

Long-Term Debt and Lines of Credit
     Long-term debt consisted of the following:

In millions                                                           1998    1997
                                                                      ------------

7.125% senior notes, due 2004                                         $ 200   $ 200
7.37% senior notes, due 2007                                            200     200
7.45% senior debentures, due 2037                                       200     200
7.875% senior debentures, due 2017                                      100     100
Italian lira debentures, 14.65% to 15.25% notes and
 loans due through 1999                                                   1       1
Capitalized lease obligations with interest at 14% to 19.25%
 collateralized by certain manufacturing equipment and buildings          4       2
                                                                      -----   -----
                                                                        705     703
Less current portion                                                      1       1
                                                                      -----   -----

                                                                      $ 704   $ 702
                                                                      =====   =====

     At July 3, 1998, future minimum principal payments on long-term debt and capitalized lease obligations were as follows:

   In millions

1999             $  1
2000                1
2001                -
2002                1

30

2003                1
After 2003        701
                 ----

                 $705
                 ====

     During 1996 and 1997, the Company called for redemption all its 6.5%, 6.75%, 5% and 6.75% Convertible Subordinated Debentures due 2002, 2001, 2003 and 2012, respectively. Approximately $1.054 billion principal amount of the debentures was converted to approximately 50.8 million shares of the Company's common stock and approximately $2 million principal amount of the debentures were redeemed. None of the 5% debentures were redeemed.
     The Company's 7.125% senior notes due 2004, 7.37% senior notes due 2007 and 7.875% senior debentures due 2017 are redeemable at the option of the Company at any time, at a redemption price equal to the greater of (I) 100% of their principal amount plus accrued interest or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at a discount rate (the "discount rate") as set forth in the indenture governing the notes and debentures plus 10 basis points. The Company's 7.45% senior debentures due 2037 are redeemable at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount plus accrued interest, (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at the discount rate plus 10 basis points, calculated as if the principal amount were payable in full on March 1, 2009, or (iii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption at the discount rate plus 10 basis points. In addition, the Company's 7.45% senior debentures due 2037 will be redeemable on March 1, 2009, at the option of the holders thereof, at 100% of their principal amount, together with interest payable to the date of redemption. The Company's 7.125% senior notes due 2004, 7.37% senior notes due 2007 and 7.875% senior debentures due 2017 will not be redeemable at the option of the holders thereof prior to maturity. These securities were issued in February 1997 in an offering registered under the Securities Act of 1933, as amended.
     As of July 3, 1998, the Company had committed lines of credit of $61 million which can be used for standby letters of credit or bankers' guarantees. These lines of credit were fully utilized at July 3, 1998.

Net Income Per Share
     The following table sets forth the computation of basic and diluted net income (loss) per share.

For the years ended                                        July 3,    June 27,   June 28,
In millions, except per share data                           1998       1997       1996
                                                           ------------------------------

Basic Net Income (Loss) Per Share Computation
--------------------------------------------------------

Numerator:
 Net income (loss)                                          $ (530)     $  658     $  213

Denominator:
 Weighted average number of common shares
 outstanding during the period                               243.6       233.6      199.7
                                                            ------      ------     ------

Basic net income (loss) per share                           $(2.17)     $ 2.82     $ 1.07
                                                            ======      ======     ======

Diluted Net Income (Loss) Per Share Computation
--------------------------------------------------------

Numerator:
 Net income (loss)                                          $ (530)     $  658     $  213

 Add convertible subordinated debentures interest,
  net of income tax effect                                       -          17         16

 Total                                                      $ (530)     $  675     $  229

Denominator:

 Weighted average number of common shares
  outstanding during the period                              243.6       233.6      199.7

 Incremental common shares attributable to exercise
  of outstanding options (assuming proceeds
  would be used to purchase treasury stock)                      -         7.4        7.2

 Incremental common shares attributable to conversion
  of convertible subordinated debentures                         -        16.9       29.2

 Total                                                       243.6       257.9      236.1
                                                            ------      ------     ------

Diluted net income (loss) per share                         $(2.17)     $ 2.62     $ 0.97
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


Stock-Based Benefit Plans
Stock Option Plans---Options granted under the Company's stock option plans are granted at fair market value, expire ten years from the date of the grant and generally vest in four equal annual installments, commencing one year from the date of the grant.

     Following is a summary of stock option activity for the three years ended July 3, 1998:

                                             Options Outstanding
                                        -----------------------------
Shares in millions                        Number     Weighted Average
                                        of Shares     Exercise Price
                                        ----------   ----------------

Balance June 30, 1995                        21.4              $11.45
Granted                                      11.1               22.30
Exercised                                    (6.2)               8.71
Canceled                                     (3.3)              14.27
Elimination of Conner activity for
 the duplicated six months ended
 December 31, 1995                             .7               14.13
                                            -----
Balance June 28, 1996                        23.7               16.91
Granted                                       6.0               36.31
Exercised                                    (5.2)              12.15
Canceled                                     (2.5)              20.42
                                            -----
Balance June 27, 1997                        22.0               22.92

Granted                                      18.3               27.10
Exercised                                    (2.4)              13.34
Canceled                                    (11.9)              32.62
                                            -----
Balance July 3, 1998                         26.0              $22.30
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

                                           Outstanding Options                 Exercisable Options
                               ------------------------------------------  -------------------------
                                       Weighted Average
Shares in millions             Number  Contractual Life  Weighted Average    Number  Weighted Average
Range of exercise prices      of Shares   (in years)      Exercise Price   of Shares  Exercise Price
                              -------------------------------------------  --------------------------

  $.00 -   $11.06                 3.2         4.93            $ 7.98            3.1        $ 8.05
  11.12 -   21.56                 4.3         6.60             15.50            2.5         14.27
  21.62 -   28.25                15.5         8.60             24.52            3.4         24.32
  28.50 -   51.75                 3.0         8.09             35.86            1.0         33.83
                               -------------------------------------------  --------------------------

  $.00 -   $51.75                26.0         7.76            $22.30           10.0        $17.70


Executive Stock Plan--The Company has an Executive Stock Plan under which senior executives of the Company are granted the right to purchase shares of the Company's common stock at $.01 per share. The difference between the fair market value of the shares on the measurement date and the exercise price is recorded as deferred compensation and is charged to operations over the vesting period of five or ten years. The Company has the right to repurchase the restricted stock from an executive upon his or her voluntarily or involuntary termination of employment with the Company for any reason at the same price paid by the executive. If an executive voluntarily resigns at or above age 65, the Company may release from the repurchase option, or if his or her employment terminates as a result of death, disability, termination by the Company other than for cause or constructive termination within the two-year period following a change of control, the Company will release from the repurchase option a pro rata number of shares based on the number of months that have passed since the grant date divided by the number of months in the vesting period. In November 1995, the Company's Board of Directors granted 1,604,000 shares under the plan, subject to stockholder approval of certain amendments to the plan. These amendments included the addition of 2,000,000 shares to be issued under the plan. In February 1996, such stockholder approval was obtained. Subsequently in May 1996, an additional 416,500 shares were granted under the plan. In 1997, 249,500 shares were granted and 85,000 shares were repurchased under the terms of the plan. In 1998, 453,500 shares were granted and 253,867 shares were repurchased under the terms of the plan. At July 3, 1998, 115,367 shares were available for future grants. In addition, the Company has a Restricted Stock Plan which also has a deferred compensation component. Under this plan the deferred compensation is amortized over a period of seven years. There are two employees remaining in the plan and no shares are available for future grant. The aggregate amount charged to operations for amortization of deferred compensation under both plans was $8 million, $8 million and $4 million in 1998, 1997 and 1996, respectively.

Stock Purchase Plan---The Company also maintains an Employee Stock Purchase Plan. A total of 13,600,000 shares of common stock have been authorized for issuance under the Purchase Plan. The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock through payroll deductions generally at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 1,348,000; 1,054,000 and 1,129,000 shares of common stock were issued in 1998, 1997 and 1996, respectively.

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

Pro Forma Information ---The Company has elected to follow APBO 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APBO 25, the Company generally recognized no compensation expense with respect to such options.

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

          The fair value of the Company's stock options granted to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                         1998  1997  1996
                                        ------------------
Stock Option Plan Shares

 Expected life (in years)                3.2    3.5    3.5
 Risk-free interest rate                 5.5%   6.2%   5.6%
 Volatility                              .45    .45    .45

Employee Stock Purchase Plan Shares
 Expected life (in years)                 .6     .5     .5
 Risk-free interest rate                 5.5%   5.4%   5.4%
 Volatility                              .63    .46    .46

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

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period (for stock options) and the six month purchase period for stock purchases under the Stock Purchase Plan. The Company's pro forma information follows:

In millions                                             1998     1997     1996
                                                        ----------------------
Except per share data
Pro forma
 net income (loss)                                     $ (600)   $ 610   $ 195
Pro forma basic net
 income (loss) per share                                (2.46)    2.64    0.98
Pro forma diluted net
 income (loss) per share                                (2.46)    2.45    0.90

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, the pro forma effect will not be fully reflected until 1999.

Income Taxes
The provision for (benefit from) income taxes consisted of the following:


In millions                                          1998     1997    1996
                                                    ------------------------
Current Tax Expense (Benefit)
 Federal                                             $ (157)   $ 122   $ 168
 State                                                    -        6      28
 Foreign                                                 16        9       7
                                                     ------    -----   -----
                                                       (141)     137     203
                                                     ------    -----   -----

Deferred Tax Expense (Benefit)
 Federal                                                (19)      65     (76)
 State                                                  (20)      14      (9)
 Foreign                                                  6       17       -
                                                     ------    -----   -----

                                                        (33)      96     (85)
                                                     ------    -----   -----
Provision for (Benefit from)
 Income Taxes                                        $ (174)   $ 233   $ 118
                                                     ======    =====   =====

     The income tax benefit related to the exercise of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts approximated $12 million, $52 million, and $47 million for 1998, 1997 and 1996, respectively.

Income (loss) before income taxes consisted of the following:


   In millions                           1998    1997     1996
                                       -----------------------

 Federal                                $(778)   $  41   $ (77)
 Foreign                                   74      850     408
                                        -----    -----   -----

                                         (704)     891     331
                                        =====    =====   =====

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows:


In millions                                           July 3,    June 27,
                                                        1998       1997
                                                      --------   ---------

Deferred Tax Assets
Accrued warranty                                        $ 151       $ 166
Inventory valuation accounts                               38          33
Receivable reserves                                        29          29
Accrued compensation and benefits                          27          36
Depreciation                                               37          23
Restructuring reserves                                     25          12
Other reserves and accruals                                40          47
Acquisition related items                                  36          29
Net operating loss and tax credit carry-forwards           87          31
Other assets                                                9           9
                                                        -----       -----
 Total Deferred Tax Assets                                479         415
Valuation allowance                                       (82)        (57)
                                                        -----       -----
 Net Deferred Tax Assets                                  397         358
                                                        -----       -----

Deferred Tax Liabilities
Unremitted income of foreign subsidiaries                (549)       (561)
Acquisition related items                                 (19)        (20)
Other liabilities                                         (21)         (2)
                                                        -----       -----
 Total Deferred Tax Liabilities                          (589)       (583)
                                                        -----       -----
 Net Deferred Tax Liabilities                           $(192)      $(225)
                                                        =====       =====

As Reported on the Balance Sheet

Deferred Income Tax Assets                              $ 243       $ 254
Deferred Income Tax Liabilities                          (435)       (479)
                                                        -----       -----
 Net Deferred Tax Liability                             $(192)      $(225)
                                                        =====       =====

     The valuation allowance has been provided for deferred tax assets related to certain foreign net operating loss carry-forwards, foreign tax credit carry-forwards and future tax benefits associated with the acquisition of certain software companies. The valuation allowance increased by $25 million, $20 million and $15 million in 1998, 1997 and 1996, respectively.

          The Company, as of July 3, 1998, has domestic, foreign and state net operating loss carry-forwards of approximately $36 million, $47 million and $500 million, respectively, expiring in 1999 through 2013 if not used to offset future taxable income. The Company, as of July 3, 1998, also has tax credit carry-forwards of approximately $36 million expiring in 2000 through 2013 if not used to offset future tax liabilities.

          The differences between the provision for (benefit from) income taxes at the U.S. statutory rate and the effective rate are summarized as follows:


In millions                                       1998   1997  1996
                                               -----------------------

Provision (benefit) at U.S. statutory rate      $(246)   $312    $116
State income tax provision (benefit),
 net of federal income tax benefit                (15)     19      10
Benefit from net earnings of foreign
 subsidiaries considered to be
 permanently invested in
 non-U.S. operations                                -     (97)    (59)
Write-off of in-process research
 and development                                   75       -      30
Restructuring                                       -       -      18
Valuation reserve                                  25      19      15
Other individually immaterial items               (13)    (20)    (12)
                                                -----    ----    ----
Provision for (benefit from)
 income taxes                                   $(174)   $233    $118
                                                =====    ====    ====



  A substantial portion of the Company's Far East manufacturing operations at plant locations in Singapore, Thailand, China and Malaysia operate free of tax under various tax holidays. The tax holiday in Singapore expires in June 2005. The tax holidays in Chockchai, Wellgrow and Korat, Thailand expire in June 2001, February 2004 and September 2004, respectively. The tax holidays in Shenzen and Wuxi, China expire in December 1998 and December 2000, respectively. The tax holidays in Penang and Perai, Malaysia expire in June 1999 and December 1999, respectively. Certain tax holidays may be extended if specific conditions are met. The tax holidays had no impact on the net loss in 1998. The net impact of these tax holidays was to increase net income by approximately $71 million ($0.28 per share, diluted) in 1997 and approximately $50 million ($0.21 per share, diluted) in 1996. Cumulative undistributed earnings of the Company's Far East subsidiaries for which no income taxes have been provided aggregated approximately $1.439 billion at July 3, 1998. These earnings are considered to be permanently invested in non-U.S. operations. Additional federal and state taxes of approximately $518 million would have to be provided if these earnings were repatriated to the U.S.

  The Company received a statutory notice of deficiency dated June 27, 1997 from the Internal Revenue Service relative to taxable years 1991 through 1993 assessing potential deficiencies approximating $39 million plus interest and approximately $6 million of penalties. The proposed adjustments to taxable income relate primarily to re-allocations of income and expenses between the Company and its Far East subsidiaries, the timing for deduction of accrued domestic expenses and reserves and the allowable amount of domestic tax credits. No assets have been levied as a result of the statutory notice of deficiency. The Company petitioned the United States Tax Court on September 24, 1997 for a re-determination of the deficiencies. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations.

  The Company received a statutory notice of deficiency dated June 12, 1998 from the Internal Revenue Service relative to Conner's taxable years 1991 and 1992 assessing potential deficiencies approximating $11 million plus interest. The proposed adjustments to taxable income relate primarily to re-allocations of income and expenses between the Company and its Far East subsidiaries and the timing for deduction of accrued domestic expenses and reserves. No assets have been levied as a result of the statutory notice of deficiency. The Company believes it has meritorious defenses to the Internal Revenue Service adjustments but has not yet determined the forum in which it will contest the proposed deficiencies. The Company believes that the likely outcome of this matter will not have a material adverse effect on its financial position or results of operations.


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


For the year ended                             June 28,
In millions                                      1996
                                               ---------

Revenue:
  Prior to December 30, 1995:
  Seagate                                        $3,016
  Conner                                          1,464
 Combined results after December 29, 1995         4,108
                                                 ------
                                                 $8,588
                                                 ======

Net Income:
 Prior to December 30, 1995:
  Seagate                                        $  232
  Conner                                             37
 Combined results after December 29, 1995           (56)
                                                 ------
                                                 $  213
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

Acquisitions

          The Company has a history of acquisitions and during the three most recent fiscal years significant acquisitions included Quinta Corporation and Eastman Storage Software Management Group in fiscal 1998, and Arcada Holdings, Inc., Holistic Systems, Calypso Software Systems, Inc., and OnDemand Software, Inc. in fiscal 1996. No significant acquisitions occurred in fiscal 1997. The following details information specific to these acquisitions including purchase price allocation, significant assumptions used in valuing the purchase price and the appraisal method utilized.

Valuation Methodology

     In accordance with the provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects that should be expensed according to the requirements of Interpretation 4 of SFAS No. 2.

     Valuation of acquired intangible assets. Intangible assets were identified through (i) analysis of the acquisition agreement, (ii) consideration of the Company's intentions for future use of the acquired assets, and (iii) analysis of data available concerning Quinta's, Arcada's, and Eastman's (collectively referred to as the "Targets") products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates. The economic and competitive environment in which the Company and the Targets operate was also considered in the valuation analysis.

     To determine the value of in-process research and development, the Companyconsidered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development for projects that had not yet reached technological feasibility and which did not have alternative future uses. The Income Approach, which includes analysis of markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each in-process research and development project. The underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of in-process research and development projects.

     To determine the value of developed technologies, the expected future cash of existing product technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

     To determine the value of the distribution networks and customer bases, Seagate Technology, considered, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to Seagate and risks related to the viability of and potential changes to future target markets.

     To determine the value of trademarks, the Company considered, among other factors, the assumption that in lieu of ownership of a trademark, Seagate would be willing to pay a royalty in order to exploit the related benefits of such trademark.

     To determine the value of assembled workforces, the Company considered, among other factors, the costs to replace existing employees including search costs, interview costs and training costs.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. If the values assigned to identified tangible and intangible assets exceed the amounts paid, including the effect of deferred taxes, the values assigned to long-term assets were reduced proportionately.

     The underlying in-process projects acquired within each acquisition was the most significant and uncertain assumption utilized in the valuation analysis. Such uncertainties could give rise to unforeseen budget over runs and/or revenue shortfalls in the event that the Company is unable to successfully complete a certain research and development project.Seagate management recognizes that the Company is primarily responsible for estimating the fair value of the purchased research and development in all acquisitions accounted for under the purchase method.

The following details specific information about significant acquisitions including related assumptions used in the purchase price allocation.

Acquisition of Quinta Corporation:
----------------------------------

     In April and June 1997, the Company invested an aggregate of $20 million to acquire approximately ten percent (10%) of the outstanding stock of Quinta Corporation ("Quinta"), a developer of ultra-high capacity disc drive technologies, including a new optically-assisted Winchester (OAW) technology. In August 1997, the Company completed the acquisition of Quinta. Pursuant to the purchase agreement with Quinta, the shareholders of Quinta, other than Seagate, received cash payments aggregating $230 million upon the closing of the acquisition and were eligible to receive additional cash payments aggregating $95 million upon the achievement of certain product development and early production milestones. Of the $95 million, $19 million was charged to operations in fiscal 1998. Of the $19 million charged to operations, $5 million was paid
in fiscal 1998.   In July 1998, the Company and Quinta amended the purchase
agreement to eliminate the product development and early production milestones and provide that the former shareholders of Quinta will be eligible to receive the remaining $76 million and the $14 million that had been accrued but unpaid in fiscal 1998. In the first quarter of fiscal 1999, the Company expects to take a charge to operations for the remaining $76 million.

Quinta's research and development project revolves around an Optically Assisted Winchester ("OAW") technology. OAW refers to Quinta's newly designed recording technology that, upon completion, would be implemented into Winchester hard disk drives. OAW combines traditional magnetic recording technology with Winchester hard disc drives and optical recording capabilities; optical recording technology enables greater data storage capacity. By integrating advanced optical features along with a highly fine and sophisticated tracking and delivery system within the head design, OAW would multiply the real density of disc drives.

Through August 8, 1997, the acquisition date, Quinta had demonstrated significant achievements in developing its technology. However, further technological milestones were required before technological feasibility could be achieved. Quinta's development process consists of the following development milestones: (i) route light (optical fiber), (ii) flying head use, (iii) recording media, (iv) mirror creation and demonstration (two stage servo), (v) complete assembly, (vi) form factor containment, (vii) design verification test,
(viii) customer qualification, and (ix) delivery.

Assumptions used in estimating the fair value of intangible assets:

Revenue
-------
Future revenue estimates were generated for the following product that the OAW technology would be utilized: (i) fixed drives, (ii) removable drive, (iii) fixed/removable drives, and (iv) cartridges. There were no revenues expected through fiscal 1998 since the underlying technology was anticipated not to be technologically feasible until fiscal 1999. Revenues were estimated to be approximately $26.6 million in fiscal 1999 and to increase to approximately $212 million for fiscal year 2000 when the in-process project was expected to be complete and shipping. Revenue growth was expected to decline to a sustainable 20% growth by fiscal 2005. The estimated revenue growth is consistent with the introduction of new technology. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the disc drive market, (iv) the aggregate size of the disc drive market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. Quinta's development cycle, in total, is expected to take approximately 18 to 24 months.

Operating expenses
------------------

Operating expenses used in the valuation analysis of Quinta included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of Seagate's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted. Due to Quinta's limited operating history, an analysis of Quinta's historical performance was not meaningful.

Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the in-process technologies ranged from approximately 65% to 80%.

General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the in-process technologies ranged from 2.6% in fiscal 2000 to a sustainable 3.5% in fiscal 2001 and beyond. For fiscal 1999, however, when the OAW technology would become commercially available, G&A expense was estimated to be 6.4% due to the relatively low revenue expectation in the initial commercialization period.

Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the in-process technologies ranged from 3.3% in fiscal 2000 to a sustainable 3.5% in fiscal 2001 and beyond. For fiscal 1999, however, when the OAW technology would become commercially available, S&M expense was estimated to be 8.7% due to the relatively low revenue expectation in the initial commercialization period.

Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 0.5% of revenue for the in-process technologies throughout the estimation period.

Effective tax rate
------------------

The effective tax rate utilized in the analysis of the in-process technologies was 38%, which reflects the Company's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

Discount rate
-------------

The discount rates selected for Quinta's in-process technology was 25%. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (WACC) of approximately 15% at the date of acquisition and (ii) the Weighted Average Return on Assets of approximately 25%. The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Company's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     As a result of this acquisition, the Company incurred a one-time write-off of in-process research and development of approximately $214 million. Intangible assets arising from the acquisition of Quinta are being amortized on a straight-line basis over two years. This acquisition was accounted for as a purchase and, accordingly, the results of operations of Quinta have been included in the Company's consolidated financial statements from the date of acquisition.

     The following is a summary of the purchase price allocation (in millions):


Tangible assets less liabilities assumed      $ 34
In-process research and development            214
Assembled workforce                              2
                                              ----
                                              $250
                                              ====

Acquisition of Eastman Software Storage Management Group, Inc.:

     In June 1998, the Company acquired Eastman Software Storage Management Group, Inc.("Eastman"), a subsidiary of Eastman Kodak Company, the developer of storage migration software technology for distributed networks, for $10 million.

Eastman Software SMG's two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, Seagate will be able to convert their Storage Migrator product into a stand-alone HSM application for Windows NT environments. As of the date of acquisition, the Company abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

As for OPEN/stor at the date of acquisition, the Company planned to phase out the product over the following 12 to 15 months. The Company's purpose for the acquisition was for the next generation technologies that were underway at Eastman, referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion.

In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Eastman, the existing products did not operate on a stand-alone basis. Therefore, as mentioned above, all of the original underlying code and base technology for the next generation products were in the process of being completely re-written as date of valuation.

Assumptions used in estimating the fair value of intangible assets:

Revenue
-------
Future revenue estimates were generated for the following technologies: (i) OPEN/stor, (ii) Sakkara, and (iii) Phoenix. Aggregate revenue for existing Eastman products was estimated to be approximately $167,000 for the one month ending June 30, 1998. Revenues were estimated to increase to approximately $3.9 million and $7.1 million for fiscal years 1999 and 2000 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 20% to 30% for fiscal years 2001 through 2006. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the storage management software market, (iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology.

Operating expenses
------------------

Operating expenses used in the valuation analysis of Eastman included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate's and Eastman's overall business model, specific product results, including both historical and expected direct expense levels, and an assessment of general industry metrics was conducted.

Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 5% throughout the estimation period.

General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 10% throughout the estimation period.

Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 27% throughout the estimation period.

Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed and in-process technologies throughout the estimation period.

In addition, as of the date of acquisition, Seagate Software management anticipated the costs to complete the in-process technologies at approximately $1.8 million.

Effective tax rate
------------------

The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects the Company's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

Discount rate
-------------

The discount rates selected for Eastman's developed and in-process technologies were 15% and 20%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital
(WACC) of approximately 15% at the date of acquisition and (ii) the Weighted Average Return on Assets of approximately 18%. The discount rate utilized for the in-process technology was determined to be higher than the Company's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Company's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     The purchase price allocation was based upon the anticipated release date, as of the valuation date, of significant projects acquired, such as Sakkara and Phoenix. Such release dates were estimated from the second quarter of the Company's fiscal year 1999 through the fourth quarter of fiscal 1999. Material net cash inflows from such related projects were expected to commence immediately after their respective release dates. As a result of the acquisition, the Company incurred a one-time write-off of in-process research and development of $7 million.

     The following is a summary of the purchase price allocation (in millions):


Current assets and other tangible assets      $ .5
Liabilities assumed                            (.5)
Assembled workforce                             .4
Developed technology                            .5
In-process research and development            6.8
Microsoft agreement                            1.5
Goodwill                                        .8
                                              ----
                                              $ 10
                                              ====

Acquisition of Holistic Systems, Ltd.:

          During the year ended June 26, 1996, the Company acquired Holistic Systems Ltd. ("Holistic"), an information management software company. The purchase price of approximately $85.5 million was paid in cash. This acquisition was accounted for as a purchase and, accordingly, the results of operations of the acquired business have been included in the consolidated financial statements from the date of the acquisition. The purchase price allocation was based on the anticipated release date, as of the valuation date, of the in-process research and development project acquired (Holos version 6.0). The release date for Holos version 6.0 was estimated to be in the fourth quarter of fiscal 1997. The discount rates selected for Holistic's developed and in-process technologies were 15% and 17.5%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (WACC) of approximately 15% at the date of acquisition and (ii) the Weighted Average Return on Assets of approximately 17%. The discount rate utilized for the in-process technology was determined to be higher than the Company's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Company's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     Goodwill and other intangibles arising from the acquisition are being amortized over periods from one to seven years. As a result of the payments out of escrow in fiscal year 1997 to former stockholders of Holistic, the Company incurred one-time charges of compensation expense and in-process research and development of $13 million and $3 million, respectively. The compensation expense is included in unusual items on the consolidated statement of operations.

     The following is a summary of the purchase price allocation (in millions):


Current assets and other tangible assets      $  10
Liabilities assumed                              (5)
Trademarks                                      5.9
Assembled workforce                             1.9
Developed technology                           16.4
Customer base                                   3.7
In-process research and development            35.9
Restricted cash held in escrow                   18
Deferred tax liability                         (1.3)
                                              -----
                                              $85.5
                                              =====

Acquisition of Calypso Software Systems, Inc.:

          During the year ended June 26, 1996, the Company acquired Calypso Software Systems, Inc., a network management software company. The purchase price of approximately $13.9 million was paid in cash. This acquisition was accounted for as a purchase and, accordingly, the results of operations of the acquired business have been included in the consolidated financial statements from the date of acquisition. Goodwill and other intangibles arising from the acquisition are being amortized over periods from one to seven years.

     The following is a summary of the purchase price allocation (in millions):


Current assets and other tangible assets      $ 1.2
Liabilities assumed                             (.2)
Assembled workforce                              .4
Developed technology                            3.6
Customer base                                    .5
In-process research and development             5.4
Goodwill                                        3.0
                                              -----
                                              $13.9
                                              =====

Acquisition of OnDemand Software, Inc.:

     During the year ended June 26, 1996, the Company acquired OnDemand Software, Inc., a network management software company. The purchase price of approximately $13.4 million was paid in cash. This acquisition was accounted for as a purchase and, accordingly, the results of operations of the acquired business have been included in the consolidated financial statements from the date of acquisition. Goodwill and other intangibles arising from the acquisition are being amortized over periods from one to seven years.

     The following is a summary of the purchase price allocation (in millions ):


Current assets and other tangible assets      $  .8
Liabilities assumed                             (.2)
Assembled workforce.                             .2
Developed technology                            2.0
Covenant not to compete                          .1
In-process research and development             8.9
Goodwill                                        1.6
                                              -----
                                              $13.4
                                              =====

Acquisition of Minority Interest of Arcada Holdings, Inc.:

     In connection with the merger with Conner, on February 16, 1996, the Company acquired the minority interest in Arcada Holdings, Inc. ("Arcada"), formerly a majority-owned subsidiary of Conner. Seagate acquired the minority interest in Arcada by exchanging 2,553,340 shares of Seagate common stock with a fair value of approximately $52 million and 1,817,000 options to purchase shares of Arcada common stock with a fair value of approximately $33 million (aggregate fair value of $85 million. The options were issued to employees of Arcada and Conner, Arcada's parent, in exchange for options of Arcada. The options have a term of 10 years and vest 1/16 per quarter over 4 years. The value of the options were based on the intrinsic value of the options, which approximates the fair value. Arcada developed, marketed and supported data protection and storage management software products that operate across multiple desktop and client/server environments.

As of the acquisition date, Arcada had spent a significant amount of research and development related to the re-development efforts to add features and utilities to the Desktop, NetWare and Windows NT products such as disc grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.

In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Arcada, since the majority of the original underlying code and base technology for the NetWare and Windows NT product families was completed in the 1990 time frame, the technologies, as of the date of valuation, were desperately in need of, and therefore, as mentioned above, was undergoing significant re-development.

Assumptions used in estimating the fair value of intangible assets:

Revenue
-------
Future revenue estimates were generated for the following product families: (i) Desktop, (ii) NetWare, and (iii) Windows NT. Aggregate revenue for Arcada products was estimated to be approximately $94 million for the ten and one-half months ending December 31, 1996. Revenues were estimated to increase to approximately $161 million and $233 million for calendar years 1997 and 1998 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 35% to 40% for calendar years 1999 through 2002. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the storage management software market,
(iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new products ranged from 12 to 18 months.

Operating expenses
------------------

Operating expenses used in the valuation analysis of Arcada included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate and Arcada's overall business model, specific product results, including both historical and expected direct expense levels, and an assessment of general industry metrics was conducted.

Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 5% to 30% (30% for Desktop, 10% for NetWare, and 5% for Windows NT).

General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 12% in calendar 1996 to 8% in calendar 1998 and beyond.

Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 30% throughout the estimation period.

Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed technologies and 3% of revenue for the in-process technologies throughout the estimation period.

In addition, as of the date of acquisition, the Company anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies at approximately $6.8 million, $4.5 million, and $7.5 million, respectively. Since the acquisition date, all projects originally acquired from Arcada were commercially released prior to the end of the fourth quarter of fiscal 1997.

Effective tax rate
------------------

The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects the Company's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

Discount rate
-------------

The discount rates selected for Arcada's developed and in-process technologies were 15% and 17.5%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital
(WACC) of approximately 13% to 15% at the date of acquisition and (ii) the Weighted Average Return on Assets of approximately 18%. The discount rate utilized for the in-process technology was determined to be higher than the Company's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Company's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

As a result of the acquisition, the Company incurred a one-time write-off of in-process research and development of $44 million. Goodwill and other intangibles arising from the acquisition are being amortized on a straight-line basis over periods ranging from two to seven years.

     The following is a summary of the purchase price allocation (in millions ):


Assembled workforce                      $ 1.4
Distribution network                        .1
Corporate accounts                          .4
Strategic alliances                        1.4
OEM agreements                             3.2
Value added resellers                      2.0
Trademarks                                 2.8
Developed technology                       4.6
In-process research and development       44.0
Deferred tax liability                    (6.2)
Goodwill                                  31.4
                                         -----
                                         $85.1
                                         =====

Acquisition of Sytron Corporation.

     In July 1995, Arcada Software, Inc. a majority-owned subsidiary of Arcada, acquired the assets and liabilities of Sytron Corporation ("Sytron"), a company that develops, produces and markets software products for data storage management. The purchase price of approximately $5.0 million was paid in cash. Arcada accounted for the acquisition using the purchase method, and the results of operations of Sytron are only included in the Company's operations since the acquisition was completed.

     The following is a summary of the purchase price allocation (in millions):


Current assets and other tangible assets      $ .8
Liabilities assumed                            (.5)
Developed technology                           1.5
In-process research and development            2.8
Goodwill                                        .4
                                              ----
                                              $5.0
                                              ====

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

Restructuring

     In the second and third quarters of fiscal 1998, the Company recorded restructuring charges aggregating $347 million. The Company had experienced reductions in revenue from the third quarter of fiscal year 1997 to the fourth quarter of fiscal year 1997 of 21%, from the fourth quarter of fiscal year 1997 to the first quarter of fiscal year 1998 of 4% and from the first quarter of fiscal year 1998 to the second quarter of fiscal year 1998 of an additional 12%. During the second quarter of fiscal 1998, forecasted production needs were much lower than the current capacity of the Company and the Company recognized that the recent oversupply in the marketplace was not a short-term anomaly. In this period, the Company also decided to discontinue production of several products, rendering test and manufacturing equipment unique to those products obsolete. Prior to this period, there was no indication of permanent impairment of these assets associated with the recent excess capacity of the Company or the products
to be discontinued.   These charges reflect steps the Company is taking to align worldwide operations with current market conditions by reducing existing capacity in all areas of the Company and improving the productivity of its operations and the efficiency of its development efforts by consolidating manufacturing and R&D operations. Actions include exiting production of mobile products; early discontinuation of several other products; closing and selling the Clonmel, Ireland drive manufacturing facility; closing and subleasing the San Jose and Moorpark, California design center facilities; aborting production expansion projects in Cork, Ireland; and divesting the Company of the new Philippines manufacturing facility, which was nearing completion. Included in the restructuring charge are the write-down and write-off of tangible assets comprised of manufacturing, assembly and test equipment and tooling formerly utilized in California, Singapore, Thailand, Ireland and facilities located in California, the Philippines and Thailand totaling $200 million and intangible assets totaling $2.5 million for of goodwill associated with permanently impaired media manufacturing equipment.

     The majority of the tangible assets have been disposed of or sold including the disposal of the Clonmel, Ireland facility in May 1998 and the sublease of one of the five buildings at the San Jose, California design center. The Company is marketing three additional buildings in the San Jose, California design center for sublease. The fifth building has a remaining lease term so short as to make a sublease impractical. Equipment formerly utilized at these facilities, in addition to equipment associated with restructuring actions in Singapore and Thailand, has been relocated to other sites or scrapped. Of the $137 million in write-offs and write-downs of equipment, $109 million was scrapped and $28 million is awaiting final disposition. In addition, $10 million of equipment was transferred at net book value for use in operations at other sites. Subsequent to the recording of the restructuring reserve, depreciation related to certain assets that continued in use, was included in operations. At the time these assets were identified as available for sale no further depreciation was recorded. The write-off of intangibles and other assets includes capital equipment deposits and goodwill associated with permanently impaired equipment. Costs associated with aborting production expansion projects in Cork, Ireland include primarily architect costs, lease termination costs associated with equipment leased by contractors, and lease termination costs for temporary housing used by contractor personnel.

     Certain facilities including design centers in California, as well as manufacturing facilities in Thailand continued in use after restructuring amounts were recorded. The Moorpark, California product design center remained in use for six months after the write-down of leasehold improvements and equipment totaling $9 million. This facility has been subleased for a portion of the remaining minimum lease term. Two Thailand manufacturing facilities continue to be utilized until a satisfactory agreement can be made with an external vendor to supply parts currently manufactured at these locations. At the time the decision to exit these facilities was made, the Company believed that it had identified a supplier for parts. It was subsequently determined that the supplier could not meet the Company's quality standards.


          In connection with this restructuring, the Company currently expects a workforce reduction of approximately 15,000 employees. Of the 15,000 employees, 8,144 are involuntary terminations of regular, full-time employees, 1,528 are contract laborers, primarily engaged through temporary employment agencies, and the remainder represent attrition. Approximately 14,100 of the 15,000 employees, including 7,959 of the 8,144 involuntary terminations of regular, full-time employees, had been terminated as of July 3, 1998. The Company anticipates that the implementation of the restructuring plan will be substantially complete by the end of December 1998.


          The fiscal year 1998 aggregated restructuring reserve included asset write-off or write-down of tangible assets totaling $200 million and intangible assets totaling $2 million. In the table below, the aggregated restructuring charges for tangible assets are comprised of $137 million included in "Equipment," $9 million included in "Intangibles and Other Assets" and $54 million included in "Excess Facilities." The remaining $24 million included in "Excess Facilities" is for lease termination and holding costs and the remaining $2 million of "Intangibles and Other Assets" is for the write-off of intangibles. The following table summarizes the Company's restructuring activities related to the 1998 restructuring charge for the year ended July 3, 1998:

                                Severance                               Intangibles
                                   and         Excess                     & Other         Contract
In millions                     Benefits    Facilities    Equipment       Assets      Cancellations    Other    Total
                                --------------------------------------------------------------------------------------

Q2 restructuring charge              $  6          $ 52        $ 112           $  4             $ 12     $ 19    $ 205
Q3 restructuring charge                51            26           25              7               31        2      142
                                --------------------------------------------------------------------------------------
1998 restructuring charges             57            78          137             11               43       21      347
                                --------------------------------------------------------------------------------------
Cash charges                          (48)           (3)           -              -              (38)     (11)    (100)
Non-cash charges                        -           (55)        (137)           (11)               -        -     (203)
                                --------------------------------------------------------------------------------------
Reserve balances,
 July 3, 1998                        $  9          $ 20        $   -           $  -             $  5     $ 10    $  44
                                ======================================================================================

     During fiscal year 1996, the Company recorded restructuring charges totaling $242 million as a result of the merger with Conner, such charges were incurred for the reduction of approximately 1,370 personnel whose duties were made redundant; write-off or write-down of equipment, intangibles and other assets to fair value; closure of duplicate and excess facilities primarily in California, Singapore, Malaysia, Scotland and Italy; discontinuing products as a result of overlap of product offerings in the merged company; professional fees of financial advisors, attorneys and accountants; and contract cancellation exposure. There were no indicators of asset impairment in a prior period because impairment arose specifically from the restructuring actions taken as a result of the merger. All facilities whose holding costs prior to disposal that were charged to the restructuring reserve have been vacated and no income has been generated as a result of activities in these facilities. All equipment has been scrapped.

     The employment of 1,313 employees has been terminated and implementation of the restructuring plan was substantially complete as of June 27, 1997. Manufacturing equipment totaling $4 million used to manufacture products that were to be discontinued as a result of the restructuring plan was included in the restructuring charge but remained in use for three to six months until the assets were scrapped due to their proprietary nature. Certain design center facility leasehold improvements totaling $6 million for buildings to be vacated were also included in the restructuring charge. These facilities were in use after the restructuring charge was recorded for approximately three months at which time the buildings were vacated and the leasehold improvements were abandoned. During this period of time, no income was generated from these activities and no depreciation expense was recorded. Certain lease termination and holding costs for vacant facilities continue to be incurred and charged against the restructuring reserve until the leases expire or the facilities are subleased.

     In 1997, the Company reversed $10 million of its restructuring reserves as a result of the completion of certain aspects of the restructuring plan at less than the originally estimated cost. This reversal included employee termination benefits of $5 million as a result of terminating fewer employees than originally anticipated, excess facilities costs of $4 million as a result of continuing to utilize certain facilities, and the settlement of certain outstanding lease obligations at less than the originally estimated cost of $1 million. Reclassifications between cost categories were made as a result of terminating fewer employees than originally planned and write-off of additional equipment that became excess or obsolete as a result of the merger with Conner.

     Asset write-off and write-down of certain duplicated and excess assets totaled $99 million for tangible assets and $14 million for intangible assets. In the table below, the restructuring charges for tangible assets are comprised of $41 million included in "Equipment," $42 million included in "Other Assets" and $16 million included in "Excess Facilities." The remaining $29 million included in "Excess Facilities" is for lease termination and holding costs. The following table summarizes the Company's restructuring activity related to the 1996 restructuring charge for the three years ended July 3, 1998:


                   Severance
                      and         Excess                                   Other    Professional       Contract
In millions         Benefits    Facilities    Equipment    Intangibles    Assets        Fees        Cancellations    Other    Total
                   ----------------------------------------------------------------------------------------------------------------
1996 restructuring
 charges                $ 61          $ 45         $ 41           $ 14      $ 42            $ 25              $12      $ 2     $242
Cash charges             (28)            -            -              -         -             (21)              (5)       -      (54)

Non-cash charges           -           (10)         (41)           (14)      (31)              -                -        -      (96)

                   ----------------------------------------------------------------------------------------------------------------

Reserve balances,
 June 26, 1996            33            35            -              -        11               4                7        2       92
Cash charges             (18)          (10)           -              -         -              (2)              (3)      (3)     (36)

Non-cash charges           -            (5)         (13)             -        (5)              -                -        -      (23)

Adjustments               (5)           (4)           -              -         -               -               (1)       -      (10)

Reclassifications        (10)           (5)          13              -        (2)             (2)               -        6        -
                   ----------------------------------------------------------------------------------------------------------------
Reserve balances,
 July 27, 1997             -            11            -              -         4               -                3        5       23
Cash charges               -           (11)           -              -        (1)              -                -       (1)     (13)

                   ----------------------------------------------------------------------------------------------------------------
Reserve balances,
 July 3, 1998           $  -          $  -         $  -           $  -      $  3            $  -              $ 3      $ 4     $ 10
                   ================================================================================================================


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

     The following tables summarize the Company's operations in different geographic areas:


Year Ended July 3, 1998
                                                         Adjustments
                                      United      Far        and
In millions                           States      East   Eliminations  Consolidated
                                      ---------------------------------------------
Sales to unaffiliated customers         $3,643     $3,176   $     -    $6,819

Transfers between geographic areas       1,425      6,302    (7,727)        -

Total revenue                           $5,068     $9,478   $(7,727)   $6,819

Income (loss) from operations           $ (721)    $   35   $     -    $ (686)

Other income (expense), net                (57)        39         -       (18)

Income (loss) before income taxes       $ (778)    $   74   $     -    $ (704)

Identifiable assets                     $2,337     $3,308   $     -    $5,645



Year Ended June 27, 1997
                                                         Adjustments
                                       United      Far       and
In millions                            States     East   Eliminations  Consolidated
                                      ---------------------------------------------
Sales to unaffiliated customers         $5,216    $ 3,724   $     -    $8,940

Transfers between geographic areas       1,398      6,463    (7,861)        -

Total revenue                           $6,614    $10,187   $(7,861)   $8,940

Income from operations                  $   44    $   814   $     -    $  858

Other income (expense), net                 (3)        36         -        33

Income before income taxes              $   41    $   850   $     -    $  891

Identifiable assets                     $3,050    $ 3,673   $     -    $6,723



Year Ended June 28, 1996
                                                        Adjustments
                                      United     Far        and
In millions                           States     East   Eliminations  Consolidated
                                      --------------------------------------------
Sales to unaffiliated customers         $5,888    $2,700   $     -    $8,588

Transfers between geographic areas       1,272     6,248    (7,520)        -

Total revenue                           $7,160    $8,948   $(7,520)   $8,588

Income (loss) from operations           $  (77)   $  364   $     -    $  287

Other income (expense), net                  -        44         -        44

Income (loss) before income taxes       $  (77)   $  408   $     -    $  331

Identifiable assets                     $2,311    $2,929   $     -    $5,240

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


     Net foreign currency transaction   losses included in the determination of
net income (loss) were $252 million, $2 million and $8 million for 1998, 1997, and 1996, respectively. The Company transacts business in various foreign countries. Its primary foreign currency cash flows are in emerging market countries in Asia and in certain European countries. During 1998 and 1997, the Company employed a foreign currency hedging program utilizing foreign currency forward exchange contracts and purchased currency options to hedge local currency cash flows for payroll, inventory, other operating expenditures and fixed asset purchases in Singapore, Thailand and Malaysia. During fiscal

1998 the Singapore dollar, Thai baht, and Malaysian ringgit declined in value relative to the U.S. dollar. The transaction loss of $252 million for fiscal 1998 primarily included losses incurred on closing out these foreign currency forward exchange contracts.


Litigation

Patent Litigation ---In November 1992, Rodime, PLC ("Rodime") filed a complaint in Federal Court for the Central District of California, alleging infringement of U.S. Patent No. B1 4,638,383 and various state law unfair competition claims. It was the opinion of the Company's patent counsel that the Company's products do not infringe any valid claims of the Rodime patent in suit and thus the Company refused Rodime's offer of a license for its patents. Other companies, however, such as IBM, Hewlett-Packard and a number of Japanese companies have reportedly made payments to and taken licenses from Rodime. On October 24, 1997 the Court entered a Final Judgment against Rodime and in favor of Seagate. Rodime has appealed the final judgment. The appeal before the Court of Appeals for the Federal Circuit will be heard in September 1998. The Company intends to vigorously defend itself in the appeal brought by Rodime.


     On October 5, 1994, a patent infringement action was filed against the Company by an individual, James M. White, in the U.S. District Court for the Northern District of California for alleged infringement of U.S. Patent Nos. 4,673,996 and 4,870,519. Both patents relate to air bearing sliders. Prior to the filing of the lawsuit, the Company filed a Petition for Reexamination of U.S. Patent No. 4,673,996 with the United States Patent and Trademark Office ("PTO") and this Petition was granted shortly after the lawsuit was filed. Subsequently, the Company filed a Petition for Reexamination of U.S. Patent No. 4,870,519. This second petition was also granted by the PTO. The District Court stayed the action pending the outcome of the Reexaminations. Both patents have completed reexamination and the stay of the action has been lifted. Mr. White's lawyers filed a motion seeking a preliminary injunction to stop the sale of certain of the Company's products. The Court denied the motion on July 1, 1997. On April 27, 1998, the Court entered an order establishing a construction of the claims in Mr. White's patents which is broader than the construction which the Company advocated, and on June 25, 1998, the Court denied reconsideration of the April 27 order. The Court has set a February 1999 trial date. It is the opinion of the Company's patent counsel that the Company's products do not infringe any valid or enforceable claims of the patents involved in the suit. The Company intends to vigorously defend itself against any and all charges of infringement of these patents. See Subsequent Events (Unaudited) Note.

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

Other Matters---The Company is involved in a number of other judicial and administrative proceedings incidental to its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position or results of operations.

Commitments

Leases---The Company leases certain property, facilities and equipment under noncancelable lease agreements. Land and facility leases expire at various dates through 2082 and contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index. All of the leases require the Company to pay property taxes, insurance and normal maintenance costs.

     Future minimum lease payments for operating leases with initial or remaining terms of one year or more were as follows at July 3, 1998:


In millions
                 Operating
                  Leases

1999                  $ 58
2000                    44
2001                    27
2002                    30
2003                    19
After 2003             133
                      ----
                      $311
                      ====

     Total rent expense for all land, facility and equipment operating leases was approximately $58 million, $51 million and $45 million for 1998, 1997 and 1996, respectively.

Capital Expenditures---The Company's commitments for construction of manufacturing facilities and equipment approximated $173 million at July 3, 1998.

Supplemental Cash Flow Information


In millions                        1998    1997    1996
                                 -----------------------

Cash Transactions:

 Cash paid for interest           $  52    $  26   $  64
 Cash paid for income taxes,
  net of refunds                     (1)      59     208

Non-Cash Transactions:
 Conversion of debentures         $   -    $ 788   $ 266


Subsequent Events (Unaudited)

On March 8, 1999, the Company announced that it expects to take a one-time charge in the third quarter of fiscal 1999 related to the restructuring of certain worldwide operations. This will include the closure of the Company's microelectronics manufacturing facility in Livingston, Scotland, consolidation of global customer service facilities, and additional actions necessary to further increase the productivity and efficiency of worldwide operations. The Company expects the charge to be in the range of $50 - 60 million.

On February 12, 1999 the Company entered into a settlement agreement with Mr. James M. White with respect to a patent infringement action against the Company. On February 22, 1999, the court dismissed the action with prejudice. The settlement of this matter did not have a material adverse effect on the Company's financial conditions or results of operations. See Litigation note.

The Company, its majority owned subsidiary, Seagate Software, Inc., ("SSI") and SSI's Network and Storage Management Group Inc. ("NSMG") subsidiary announced on October 5, 1998 that they had entered into an agreement and Plan of Reorganization ("the Plan") as of such date with VERITAS Holding Corporation ("New VERITAS") and VERITAS Software Corporation ("VERITAS"). VERITAS provides end to end storage management software solutions.

The Plan provides for the contribution by the Company, SSI and certain of their respective subsidiaries to New VERITAS of (a) the outstanding stock of NSMG and certain other subsidiaries of SSI, and (b) those assets used primarily in the Network Storage Management Business of SSI ("the NSMG Business"), in consideration for the issuance of shares of common stock of New VERITAS to SSI and the offer by New VERITAS to grant options to purchase common stock of New VERITAS to certain of SSI's employees who become employees of New VERITAS or its subsidiaries. As part of the plan, New VERITAS will also assume certain liabilities of the NSMG business. The Plan is structured to qualify as a tax free exchange. The merger will be accounted for as a non monetary transaction using the fair value of the assets exchanged.

Upon consummation of the merger, New VERITAS shall issue shares of common stock to SSI equal to approximately 40% of the fully diluted common stock equivalent equity interest in New VERITAS (assuming conversion of all convertible securities, including the VERITAS convertible debentures and exercise of all assumed options and warrants) less that number of shares of New VERITAS common stock issuable upon exercise of New VERITAS options issued to the SSI employees who surrender their outstanding options to purchase shares of SSI's common stock. Upon consummation of the merger, the former security holders of VERITAS will be issued New VERITAS securities representing approximately 60% of the fully diluted common stock equivalent equity interest in New VERITAS.

The merger is subject to a number of conditions, including but not limited to the effectiveness of a Registration Statement on Form S-4 filed by New VERITAS with the Securities and Exchange Commission, approval of the stockholders of New VERITAS and SSI, the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1996, as amended, and other customary closing conditions.

SSI anticipates recording a substantial gain and certain expenses in connection with the merger. The gain will be recorded in fiscal 1999. The expenses will include a one-time write-off of in-process research and development during fiscal 1999 as well as amortization of goodwill and intangibles over four years following the merger. The magnitude of the gain and expenses will depend on several factors, including the average stock price of VERITAS around the date of the merger, the number of shares of stock exchanged and the value of VERITAS' business. SSI will account for its investment in VERITAS using the equity method. The merger is expected to be consummated in the fourth quarter of fiscal 1999.

Historically, NSMG has had higher gross margins as a percent of sales than the Company. Therefore, if the exchange with VERITAS is consummated, it could result in lower gross margins for the Company. The Company's gross margins for the six months ended January 1, 1999 and the year ended July 3, 1998 were 22.3% and 14.5% respectively. Without NSMG, such gross margins would have been 20.0% and 12.6%, respectively. However, under the equity method of accounting, the Company will record its equity interest in the net income or loss of VERITAS each quarter. This equity income or loss will be classified as non-operating income (loss) on the Company's income statement.

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



                                                   Ernst & Young LLP



San Jose, California
    July 14, 1998, except for the twelth paragraph of the
               Acquisitions note, as to which the date is July 31, 1998 and the first and second paragraphs of the Patent
               Litigation note, as to which the date is August 17, 1998.