Form 10-K405/A, Exhibit 13
period 1998-07-03
SEAGATE TECHNOLOGY INC
filed 1999-04-21
CIK 354952

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



     The following table summarizes the Company's restructuring activity related to the 1996 restructuring charge for the three years ended July 3, 1998:


                            Severance
                              and         Excess                              Other  Professional  Contract
In millions                 Benefits    Facilities  Equipment   Intangibles   Assets     Fees     Cancellations    Other     Total
                            --------------------------------------------------------------------------------------------------------
1996 restructuring
  charges                    $   61      $   45      $   41      $   14      $   42       $   25       $   12       $   2     $242
Cash charges                    (28)          -           -           -           -          (21)          (5)          -      (54)
Non-cash charges                  -         (10)        (41)        (14)        (31)           -            -           -      (96)
                             -----------------------------------------------------------------------------------------------------
Reserve Balances,
  June 26, 1996                   33         35           -           -           11           4            7            2      92
Cash Charges                     (18)       (10)          -           -            -          (2)          (3)          (3)    (36)
Non-cash charges                   -         (5)        (13)          -           (5)          -            -            -     (23)
Adjustments                       (5)        (4)          -           -            -           -           (1)           -     (10)
Reclassifications                (10)        (5)         13           -           (2)         (2)           -            6       -
                             -----------------------------------------------------------------------------------------------------
Reserve balances,
  July 27, 1997                    -         11           -           -            4           -            3            5      23
Cash charges                       -        (11)          -           -           (1)          -            -           (1)    (13)
                             -----------------------------------------------------------------------------------------------------
Reserve balances,
  July 3, 1998               $     -     $    -      $    -       $   -      $     3       $   -       $    3       $    4    $ 10
                             =====================================================================================================


     Unusual items in 1997 consisted of a $153 million charge as a result of the judgment adverse to the Company in the Amstrad litigation and $13 million for compensation expense in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems Ltd. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -Results of Operations - 1998 s. 1997."


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


  Purchased developed technology is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of purchased developed technology is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the carrying value exceeds the undiscounted cash flows the difference is written off.

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